42


10015465

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Neptune Orient Lines Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 02605 FISCAL YEAR 12-25-09

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 4/2/10

SEC Exemption
No. 82-2605

NEPTUNE ORIENT LINES LIMITED ANNUAL REPORT 2009

12-25-09
AR/S

Strength. Flexibility. Resilience.

FINANCIAL REPORT


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CONTENTS

DIRECTORS' REPORT

For the Financial Year Ended 25 December 2009

The Directors present their report to the members together with the audited financial statements of the Group and the balance sheet and statement of changes in equity of the Company, expressed in United States Dollars, for the financial year ended 25 December 2009.

Directors

The Directors of the Company in office at the date of this report are:

Cheng Wai Keung	(Chairman)
Friedbert Malt	(Vice Chairman)
Ronald Dean Widdows	(Group President & Chief Executive Officer)
James Connal Scotland Rankin	
Robert Holland, Jr	
Christopher Lau Loke Sam	
Timothy Charles Harris	
Peter Wagner	
Bobby Chin Yoke Choong	
Simon Claude Israel	
Tan Pheng Hock	
Boon Swan Foo	
Robert John Herbold	(Appointed on 1 February 2010)

Arrangements to Enable Directors to Acquire Shares and Debentures

Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose object was to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, other than as disclosed under "Share Options and Performance Shares" on pages 2 to 6.

Share Options and Performance Shares

Share options under the NOL Share Option Plan ('NOL SOP') are granted to Directors and employees of the Group. The exercise price of the options is determined at the average closing market price of the shares for the three trading days immediately preceding the grant date. Individual awards to employees take into consideration the job level, performance and leadership potential of the employee. Pursuant to the terms of the NOL SOP, share options will vest after a specified number of years from the grant date.

Performance shares under the NOL Performance Share Plan ('NOL PSP') are awarded to key executives conditional upon the Group meeting or exceeding a prescribed financial target condition during the performance period, and also conditional on the participants meeting their performance conditions. Pursuant to the terms of the NOL PSP, performance shares will vest after a specified number of years from the end of the performance period.

The Executive Resource and Compensation Committee ('ERCC') is responsible for administering the NOL SOP and NOL PSP. The ERCC currently comprises seven Non-Executive Directors: James Connal Scotland Rankin (Chairman), Cheng Wai Keung, Friedbert Malt, Timothy Charles Harris, Tan Pheng Hock, Boon Swan Foo and Robert John Herbold.

Details of options granted, exercised and cancelled under the NOL SOP during the financial year ended 25 December 2009 were as follows:

Share Options	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	Total
Date option granted	31/12/04	31/12/04	13/3/06[3]	13/3/06[3]	12/3/07[4]	12/3/07[4]	22/2/08[5]	20/2/09[6]	
Exercise period									
From	31/12/05	31/12/05	13/3/07	13/3/07	12/3/08	12/3/08	22/2/09	20/2/10	
To	30/12/09	30/12/14	12/3/11	12/3/16	11/3/12	11/3/17	21/2/18	19/2/19	
Exercise price per option									
– Before Rights Issue	S$2.06[1]	S$2.06[1]	S$2.20	S$2.20	S$3.32	S$3.32	S$3.62	S$1.15	
– After Rights Issue[2]	S$1.96	S$1.96	S$2.10	S$2.10	S$3.22	S$3.22	S$3.52	S$1.05	
Number of options outstanding as at 27 December 2008	449,000	4,580,500	549,667	14,299,700	384,000	6,302,334	8,947,000	–	35,512,201
During the financial year									
– Options granted	–	–	–	–	–	–	–	17,438,000	17,438,000
– Options granted pursuant to Rights Issue[2]	49,390	264,506	51,675	680,204	43,398	220,182	188,502	443,844	1,941,701
– Options exercised	–	–	–	–	–	–	–	(320,807)[7]	(320,807)
– Options cancelled	–	(467,040)	–	(1,406,912)	–	(719,755)	(1,040,486)	(488,430)	(4,122,623)
Balance as at 25 December 2009	498,390	4,377,966	601,342	13,572,992	427,398	5,802,761	8,095,016	17,072,607	50,448,472
Directors' Interests:									
25 December 2009									
– Cheng Wai Keung	143,190	–	137,844	–	100,170	–	–	–	381,204
– Friedbert Malt	71,040	–	68,922	–	50,085	–	–	–	190,047
– Ronald Dean Widdows	–	414,570	–	612,733	–	205,524	260,865	1,226,000	2,719,692
– James Connal Scotland Rankin	–	–	51,419	–	37,843	–	–	–	89,262
– Robert Holland, Jr	53,280	–	51,419	–	37,843	–	–	–	142,542
– Christopher Lau Loke Sam	53,280	–	51,419	–	37,843	–	–	–	142,542
– Timothy Charles Harris	–	–	51,419	–	37,843	–	–	–	89,262
– Peter Wagner	–	–	51,419	–	37,843	–	–	–	89,262
26 December 2008									
– Cheng Wai Keung	129,000	–	126,000	–	90,000	–	–	–	345,000
– Friedbert Malt	64,000	–	63,000	–	45,000	–	–	–	172,000
– Ronald Dean Widdows	–	390,000	–	583,000	–	198,000	255,000	–	1,426,000
– James Connal Scotland Rankin	–	–	47,000	–	34,000	–	–	–	81,000
– Robert Holland, Jr	48,000	–	47,000	–	34,000	–	–	–	129,000
– Christopher Lau Loke Sam	48,000	–	47,000	–	34,000	–	–	–	129,000
– Timothy Charles Harris	–	–	47,000	–	34,000	–	–	–	81,000
– Peter Wagner	–	–	47,000	–	34,000	–	–	–	81,000

No share options will be granted in 2010 for the financial year ended 25 December 2009.

[1] In accordance with the modified rules of the NOL SOP approved by shareholders at the Extraordinary General Meeting held on 3 January 2006 and the advice of the independent financial advisor, the exercise price of the outstanding share options under the NOL SOP was reduced by S$0.92 to S$2.06 as a result of the capital reduction and cash distribution exercise.

[2] In accordance with the rules of the NOL SOP and the advice of the independent financial advisor, adjustments had been made to the exercise prices and the number of shares comprised in the outstanding share options under the NOL SOP as a result of the Rights Issue. Exercise prices of the outstanding share options were reduced by S$0.10 except for 1,226,000 share options granted to a Director. An additional 1,941,701 share options at the revised exercise prices were granted under the NOL SOP.

[3] From the date of grant, one-third of the share options granted have each vested on 13 March 2007, 13 March 2008 and 13 March 2009.

[4] From the date of grant, one-third of the share options granted have each vested on 12 March 2008 and 12 March 2009. The remaining one-third will vest on 12 March 2010.

[5] From the date of grant, one-third of the share options granted have each vested on 22 February 2009 and 22 February 2010. The remaining one-third will vest on 22 February 2011.

[6] From the date of grant, one-third of the share options granted have vested on 20 February 2010. One-third will vest on 20 February 2011 and the remaining one-third will vest on 20 February 2012.

[7] Relate to share options that were early exercised by employees whose unvested share options were accelerated.

Share Options and Performance Shares (continued)

Details of options granted to the Directors of the Company under the NOL SOP up to 25 December 2009 were as follows:

Name of Directors	Granted in financial year ended 25 December 2009	Adjustment for Rights Issue	Aggregate granted/ adjusted since commencement of the NOL SOP to 25 December 2009	Aggregate exercised since commencement of the NOL SOP to 25 December 2009	Aggregate expired since commencement of the NOL SOP to 25 December 2009	Aggregate outstanding as at 25 December 2009
Cheng Wai Keung	–	36,204	581,204	(200,000)	–	381,204
Friedbert Malt	–	18,047	290,047	(100,000)	–	190,047
Ronald Dean Widdows	1,226,000	67,692	4,084,535	(1,039,062)	(325,781)	2,719,692
James Connal Scotland Rankin	–	8,262	197,262	(108,000)	–	89,262
Robert Holland, Jr	–	13,542	142,542	–	–	142,542
Christopher Lau Loke Sam	–	13,542	142,542	–	–	142,542
Timothy Charles Harris	–	8,262	89,262	–	–	89,262
Peter Wagner	–	8,262	89,262	–	–	89,262

No share options were exercised by the Directors during the financial year ended 25 December 2009.

The Directors' interests in the outstanding share options of the Company as at 15 January 2010 were the same as at 25 December 2009 except for the following Directors whose interests in outstanding share options of the Company were as follows:

Name of Directors	Aggregate outstanding as at 15 January 2010
Cheng Wai Keung	238,014
Friedbert Malt	119,007
Robert Holland, Jr	89,262
Christopher Lau Loke Sam	89,262

Subject to the terms and conditions of the NOL PSP, the following table sets forth the number of performance shares awarded, vested and cancelled during the financial year ended 25 December 2009:

Performance Shares	(a)	(b)	(c)	(d)	(e)	Total
Performance period						
From	01/01/05	31/12/05	30/12/06	29/12/07	27/12/08	
To	30/12/05[9]	29/12/06[10]	28/12/07[11]	26/12/08[12]	25/12/09[12]	
Number of shares outstanding as at 27 December 2008	1,190,348	1,171,356	2,059,000	–	–	4,420,704
During the financial year						
– Shares awarded pursuant to Rights Issue[8]	–	37,917	90,024	–	–	127,941
– Shares vested	(1,190,348)	(585,667)	(686,311)	–	–	(2,462,326)
– Shares cancelled	–	(44,000)	(86,668)	–	–	(130,668)
Balance as at 25 December 2009	–	579,606	1,376,045	–	–	1,955,651
Director's Interests:						
25 December 2009						
– Ronald Dean Widdows	–	53,857	102,720	–	–	156,577
26 December 2008						
– Ronald Dean Widdows	105,667	100,667	144,000	–	–	350,334

[8] In accordance with the rules of the NOL PSP and the advice of the independent financial advisor, an additional 127,941 shares were awarded under the NOL PSP to holders of the outstanding shares as a result of the Rights Issue.

[9] From the end of the performance period, one-third of the performance shares awarded have each vested on 2 January 2007, 2 January 2008 and 2 January 2009.

[10] From the end of the performance period, one-third of the performance shares awarded have each vested on 2 January 2008, 2 January 2009 and 2 January 2010.

[11] From the end of the performance period, one-third of the performance shares awarded have each vested on 2 January 2009 and 2 January 2010. The remaining one-third will vest on 2 January 2011.

[12] No performance shares for the performance periods from 29 December 2007 to 26 December 2008 and from 27 December 2008 to 25 December 2009 had been awarded in 2009 or will be awarded in 2010 respectively as the prescribed financial target conditions were not met during the performance periods.

Details of performance shares awarded under the NOL PSP up to 25 December 2009 were as follows:

Awarded in financial year ended 25 December 2009	Adjustment for Rights Issue	Aggregate awarded/ adjusted since commencement of the NOL PSP to 25 December 2009	Aggregate vested since commencement of the NOL PSP to 25 December 2009	Aggregate cancelled since commencement of the NOL PSP to 25 December 2009	Aggregate outstanding as at 25 December 2009
–	127,941	12,567,699	(7,519,176)	(3,092,872)	1,955,651

Share Options and Performance Shares (continued)

Details of performance shares awarded to a Director of the Company under the NOL PSP up to 25 December 2009 were as follows:

Name of Director	Awarded in financial year ended 25 December 2009	Adjustment for Rights Issue	Aggregate awarded/ adjusted since commencement of the NOL PSP to 25 December 2009	Aggregate vested since commencement of the NOL PSP to 25 December 2009	Aggregate outstanding as at 25 December 2009
Ronald Dean Widdows	–	10,243	887,057	(730,480)	156,577

As at 15 January 2010, Ronald Dean Widdows' interest in the outstanding performance shares of the Company was 51,360 outstanding performance shares.

Pursuant to provisions of the Listing Manual of the Singapore Exchange Securities Trading Limited ('SGX–ST') and the Singapore Companies Act, in addition to information disclosed elsewhere in the report, it is reported that:

(i) Except as disclosed on page 3, no options were granted by the Company or any subsidiary during the financial year and there were no other unissued shares under option at the end of the financial year.

(ii) Except as disclosed on page 5, no performance shares were awarded by the Company or any subsidiary during the financial year and there were no other unissued performance shares at the end of the financial year.

(iii) No options were granted to controlling shareholders or their associates, or directors and employees of the parent group.

(iv) No performance shares were awarded to controlling shareholders or their associates, or directors and employees of the parent group.

(v) No employee has received 5% or more of the total number of options and performance shares available under the NOL SOP and NOL PSP.

(vi) No options have been granted at a discount during the financial year.

During the financial year, no treasury shares were re-issued by the Company pursuant to the NOL SOP and NOL PSP.

For the financial year ended 26 December 2008, the Company re-issued 18,000 treasury shares at purchase price of S$4.56 per share pursuant to the NOL SOP at an exercise price of S$2.20 per share, for share options granted on 13 March 2006 and re-issued 755,617 treasury shares at purchase prices of S$4.31 to S$4.87 per share pursuant to the NOL PSP. New shares were issued for the vesting of performance shares held by a Director.

Directors' Interests in Shares or Debentures

According to the register of Directors' shareholdings, none of the Directors holding office at the end of the financial year had any interest in the share capital or debentures of the Company except as follows:

	Ordinary shares			
	Holdings registered in name of Director or nominee		Holdings in which Director is deemed to have an interest	
	At 25/12/09	At 27/12/08	At 25/12/09	At 27/12/08
Cheng Wai Keung	2,187,500	1,250,000	–	–
Friedbert Malt	70,000	40,000	–	–
Ronald Dean Widdows	648,480	444,480	–	–
James Connal Scotland Rankin	189,000	108,000	–	–
Robert Holland, Jr	437,500	250,000	–	–
Peter Wagner	52,500	30,000	–	–
Bobby Chin Yoke Choong	–	–	29,489	16,851

Details of the Directors' interests in the share options granted under the NOL SOP and performance shares awarded under the NOL PSP have been separately disclosed under "Share Options and Performance Shares" on pages 2 to 6.

The Directors' interests in the share capital of the Company as at 15 January 2010 were the same as at 25 December 2009 except for Ronald Dean Widdows, whose holdings registered in his own name was 753,697 shares as at 15 January 2010.

According to the register of Directors' shareholdings, none of the Directors holding office at the end of the financial year had any interest in the share capital or debentures of related corporations except as follows:

	Holdings registered in name of Director or nominee		Holdings in which Director is deemed to have an interest	
	At 25/12/09	At 27/12/08	At 25/12/09	At 27/12/08
Chartered Semiconductor Manufacturing Ltd				
Ordinary shares				
Tan Pheng Hock	–[13]	7,000	–	–
Boon Swan Foo	–[13]	18,800	–	–
Singapore Airlines Limited				
Ordinary shares				
Bobby Chin Yoke Choong	–	–	2,000	2,000
Simon Claude Israel	9,000	9,000	–	–
Singapore Airport Terminal Services Limited				
Ordinary shares				
Boon Swan Foo	–[13]	40,000	–	–
SIA Engineering Company Limited				
Ordinary shares				
Boon Swan Foo	25,000	25,000	–	–
Singapore Food Industries Limited				
Ordinary shares				
Boon Swan Foo	–[13]	8,000	–	–
Singapore Technologies Engineering Ltd				
Ordinary shares				
Tan Pheng Hock	1,052,264	868,689	–	–
Boon Swan Foo	1,235,000	1,230,000	–	–

[13] These companies ceased to be related corporations of the Company as Temasek Holdings (Private) Limted was no longer the ultimate holding company of these companies as at 25 December 2009.

Directors' Interests in Shares or Debentures (continued)

	Holdings registered in name of Director or nominee		Holdings in which Director is deemed to have an interest	
	At 25/12/09	**At 27/12/08**	**At 25/12/09**	**At 27/12/08**
Singapore Technologies Engineering Ltd (continued)				
Options to subscribe for ordinary shares				
Tan Pheng Hock				
– Exercisable at S$2.00 per share between 11/8/01 to 10/8/09	–	5,000	–	–
– Exercisable at S$2.26 per share between 10/2/02 to 9/2/10	300,000	300,000	–	–
– Exercisable at S$2.72 per share between 20/2/02 to 19/2/11	225,000	225,000	–	–
– Exercisable at S$2.68 per share between 11/8/02 to 10/8/11	227,500	227,500	–	–
– Exercisable at S$2.29 per share between 8/2/03 to 7/2/12	175,000	175,000	–	–
– Exercisable at S$1.92 per share between 13/8/03 to 12/8/12	175,000	175,000	–	–
– Exercisable at S$1.79 per share between 7/2/04 to 6/2/13	200,000	200,000	–	–
– Exercisable at S$1.86 per share between 12/8/04 to 11/8/13	200,000	200,000	–	–
– Exercisable at S$2.09 per share between 10/2/05 to 9/2/14	200,000	200,000	–	–
– Exercisable at S$2.12 per share between 11/8/05 to 10/8/14	200,000	200,000	–	–
– Exercisable at S$2.37 per share between 8/2/06 to 7/2/15	200,000	200,000	–	–
– Exercisable at S$2.57 per share between 11/8/06 to 10/8/15	200,000	200,000	–	–
– Exercisable at S$3.01 per share between 10/2/07 to 9/2/16	200,000	200,000	–	–
– Exercisable at S$2.84 per share between 11/8/07 to 10/8/16	200,000	200,000	–	–
– Exercisable at S$3.23 per share between 16/3/08 to 15/3/17	200,000	200,000	–	–
Conditional award of 250,000 performance shares to be delivered after 2008				
Tan Pheng Hock	–	0 to 375,000	–	–
Conditional award of 200,000 performance shares to be delivered after 2009				
Tan Pheng Hock	0 to 300,000	0 to 300,000	–	–
Conditional award of 250,000 performance shares to be delivered after 2010				
Tan Pheng Hock	0 to 375,000	0 to 375,000	–	–
Conditional award of 250,000 performance shares to be delivered after 2011				
Tan Pheng Hock	0 to 425,000	–	–	–

	Holdings registered in name of Director or nominee		Holdings in which Director is deemed to have an interest	
	At 25/12/09	At 27/12/08	At 25/12/09	At 27/12/08
Conditional award of 45,000 restricted shares to be delivered after 2008				
Tan Pheng Hock	–	0 to 67,500	–	–
Conditional award of 96,000 restricted shares to be delivered after 2009				
Tan Pheng Hock	0 to 144,000	0 to 144,000	–	–
Conditional award of 96,000 restricted shares to be delivered after 2010				
Tan Pheng Hock	0 to 144,000	–	–	–
Unvested restricted shares (performance period from 1/1/07 to 31/12/08)				
Tan Pheng Hock	17,325	–	–	–
Singapore Telecommunications Limited				
Ordinary shares				
Cheng Wai Keung	1,550	1,550	1,360	1,360
Christopher Lau Loke Sam	1,560	1,560	–	–
Simon Claude Israel	179,820	179,820	1,360	1,360
Tan Pheng Hock	1,800	1,800	1,550	1,550
Boon Swan Foo	23,890	23,890	1,360	1,360
SP AusNet securities*				
Ordinary shares				
Bobby Chin Yoke Choong	–	–	25,000	20,000
Starhub Ltd				
Ordinary shares				
Tan Pheng Hock	25,150	25,150	–	–
TeleChoice International Limited				
Ordinary shares				
Tan Pheng Hock	30,000	30,000	–	–

The Directors' interests in the share capital of the related corporations as at 15 January 2010 were the same as at 25 December 2009.

The related corporations are related to the Company by virtue of a common ultimate holding company, Temasek Holdings (Private) Limited.

* Stapled Group securities, each comprising of one SP Australia Networks (Transmission) Ltd share, one SP Australia Networks (Distribution) share and one SP Australia Networks (Finance) Trust unit.

Directors' Contractual Benefits

Simon Claude Israel has an employment relationship with the ultimate holding company and has received remuneration in that capacity.

Tan Pheng Hock has an employment relationship with a subsidiary of the ultimate holding company and has received remuneration in that capacity.

Since the end of the previous financial year, no other Director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the Director or with a firm of which he is a member, or with a company in which he has a substantial financial interest, except as disclosed in the financial statements and in this report.

Audit Committee

At the date of this report, the Audit Committee ('AC') consists of four Non-Executive Directors, all of whom are independent. Chaired by Mr Christopher Lau Loke Sam, the other three members of the Committee are Mr Robert Holland, Jr, Mr Peter Wagner and Mr Bobby Chin Yoke Choong.

The AC is authorised by the Board of Directors ('the Board') to investigate any activity within its terms of reference. It has unrestricted access to information relating to the Group, to both the internal and external auditors, and to the Management and staff. It has full discretion to invite any Director or executive officer to attend its meetings. It is also authorised by the Board to obtain external legal or other independent professional advice as necessary and at the expense of the Group.

The AC's duties include:

(a) Reviewing with the external auditors the audit plan, the scope of the audits, the evaluation of the internal accounting controls, the audit reports and any matters which the external auditors wish to discuss (in the absence of Management, where necessary).

(b) Reviewing the cost-effectiveness and the independence and objectivity of the external auditors. Where the auditors also supply a substantial volume of non-audit services to the Group, the AC keeps the nature and extent of such services under review, seeking to balance the maintenance of objectivity and value for money.

(c) Reviewing with the internal auditors the internal audit plan, the scope and the results of internal audit procedures, and their evaluation of the overall internal control systems. The internal control systems include financial, operational and compliance controls established by the Management. The AC ensures that reviews of the effectiveness of the Group's internal controls are conducted. Such reviews can be carried out by the internal auditors and/or public accountants, provided that where the public accountant is also the external auditor of the Company, the AC should satisfy itself that the independence of the public accountant is not compromised by any other material relationship with the Group.

(d) Reviewing the effectiveness of the Group's internal audit function.

(e) Reviewing the assistance given by the Group's officers to the auditors.

(f) Reviewing significant financial reporting issues and judgements to ensure the integrity of the financial statements of the Group and any formal announcements relating to the Group's financial performance.

(g) Reviewing the Group's quarterly and year-end financial statements prior to submission to the Board and/or release to SGX–ST, focusing on:
   - going concern assumption
   - compliance with accounting standards and regulatory requirements
   - any changes in accounting policies and practices
   - significant issues arising from the quarterly review and year-end audit
   - major judgmental areas.

   Procedures are in place to ensure that financial information relating to the Group's operations are not false or misleading in order to increase the assurance level of the AC in its review of the quarterly financial statements. In addition, the Company has obtained negative assurance confirmation from its various key business and operational/functional heads within the Organisation/Group that nothing has come to their attention that would render the quarterly financial results to be false or misleading.

(h) Reviewing arrangements by which staff of the Group may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters. The AC ensures that arrangements are in place for the independent investigation of such matters and for appropriate follow–up action.

   To allow staff to raise concerns about improprieties, the Company has in place a whistle–blowing hotline managed by the Group's Internal Audit Department.

(i) Making recommendations to the Board on the appointment, re-appointment and removal of the external auditors, and approving the remuneration and terms of engagement of the external auditors.

(j) Meeting with the external auditors, and with the internal auditors, without the presence of the Management, at least annually.

(k) Monitoring Interested Person Transactions and conflict of interest situations that may arise within the Group, including any transaction, procedure or course of action that raises questions on Management's integrity. The AC is also required to ensure that Directors report such transactions quarterly via SGX–ST announcements and annually to shareholders via the Annual Report.

(l) Liaising with the NOL Enterprise Risk Management Committee on significant risks of the Group, including the status of related management actions.

(m) Undertaking any other functions agreed by the AC and the Board.

In carrying out its duties, the AC is guided by the practical guidance and recommendations of best practices for audit committees of Singapore–listed companies, as set out in the Guidebook for Audit Committees in Singapore issued by the Audit Committee Guidance Committee in October 2008.

The AC has nominated Ernst & Young LLP for re-appointment as auditors of the Company at the forthcoming Annual General Meeting.

The AC conducts an annual review of the independence and objectivity of Ernst & Young LLP, the Group's external auditors. For the financial year ended 25 December 2009, the AC undertook a review of the volume of non-audit services provided by the external auditors to assess whether the nature and extent of those services might prejudice the independence and objectivity of the auditors. The AC was satisfied that such services did not affect the independence of the external auditors. The AC also reviewed the cost-effectiveness of the audit conducted by the external auditors.

The AC convened seven meetings (including two special meetings) during the financial year and all members were present at these meetings. The attendees at these meetings included the Group President & Chief Executive Officer, Group Deputy President & Chief Financial Officer, Vice President of Group Finance, Group Internal Auditor and external auditors, where required.

Auditors

The auditors, Ernst & Young LLP, have expressed their willingness to accept re-appointment.

On behalf of the Directors

Cheng Wai Keung
Director

Ronald Dean Widdows
Director

Singapore, 11 March 2010

STATEMENT BY DIRECTORS

In the opinion of the Directors,

(a) the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company as set out on pages 14 to 104 are drawn up so as to give a true and fair view of the state of affairs of the Group and the Company as at 25 December 2009 and the results of the business, changes in equity and cash flows of the Group and changes in equity of the Company for the financial year then ended; and

(b) at the date of this statement there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the Directors

Cheng Wai Keung
Director

Ronald Dean Widdows
Director

Singapore, 11 March 2010

AUDITORS' REPORT

To the Members of Neptune Orient Lines Limited

We have audited the accompanying financial statements of Neptune Orient Lines Limited (the 'Company') and its subsidiaries (collectively, the 'Group') set out on pages 14 to 104 for the financial year ended 25 December 2009, which comprise the balance sheets of the Group and the Company as at 25 December 2009, the statements of changes in equity of the Group and the Company, the income statement, statement of comprehensive income and cash flow statement of the Group for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with the provisions of the Singapore Companies Act, Cap 50 (the 'Act') and Singapore Financial Reporting Standards. This responsibility includes devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair profit and loss account and balance sheet and to maintain accountability of assets; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform our audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion,

(a) the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company are properly drawn up in accordance with the provisions of the Act and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Group and the Company as at 25 December 2009 and the results, changes in equity and cash flows of the Group and the changes in equity of the Company for the year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

Ernst & Young LLP
Public Accountants and Certified Public Accountants

Singapore, 11 March 2010

CONSOLIDATED INCOME STATEMENT

For the Financial Year Ended 25 December 2009

	Note	Group 2009 US$'000	Group 2008 US$'000
Revenue	5	6,515,578	9,285,125
Cost of sales	6	(6,535,951)	(8,328,979)
Gross (loss)/profit		(20,373)	956,146
Other gains (net)			
– Miscellaneous	5	10,614	39,807
– Finance and investment income	5	7,189	13,096
Expenses			
– Administrative	6	(611,712)	(694,182)
– Expenses written back/(Expenses) relating to restructuring	6	4,730	(71,684)
– Finance	7	(59,265)	(34,946)
– Other operating	6	(34,730)	(79,041)
Share of results of associated companies	15, 27	3,255	3,799
Share of results of joint ventures	16	165	4,194
(Loss)/profit before income tax		(700,127)	137,189
Income tax expense	9	(38,977)	(48,926)
Net (loss)/profit for the financial year		(739,104)	88,263
Net (loss)/profit attributable to:			
Equity holders of the Company		(740,809)	83,114
Minority interest		1,705	5,149
		(739,104)	88,263

(Loss)/Earnings per share	Note	Group 2009 US cts	Group 2008 Restated US cts
Basic	10	(36.12)	5.11
Diluted	10	(36.12)	5.08

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the Financial Year Ended 25 December 2009

	Note	Group 2009 US$'000	Group 2008 US$'000
Net (loss)/profit for the financial year		(739,104)	88,263
Other comprehensive income/(loss):			
Fair value gains/(losses) on cash flow hedges		259,111	(198,289)
Fair value (gains)/losses on cash flow hedges transferred to the income statement		(118,756)	55,488
Fair value losses on available-for-sale financial asset	17	(61)	(55)
Currency translation differences		4,536	(2,498)
Tax on fair value gains and losses	9	1,348	(843)
Other comprehensive income/(loss) for the financial year, net of tax		146,178	(146,197)
Total comprehensive loss for the financial year		(592,926)	(57,934)
Total comprehensive (loss)/income attributable to:			
Equity holders of the Company		(594,923)	(62,358)
Minority interest		1,997	4,424
		(592,926)	(57,934)

The accompanying notes form an integral part of these financial statements.

BALANCE SHEETS

As at 25 December 2009

	Note	Group 2009 US$'000	Group 2008 US$'000	Company 2009 US$'000	Company 2008 US$'000
Assets					
Current Assets					
Cash and cash equivalents	11	333,048	429,219	17,044	15,760
Trade and other receivables	12	814,718	828,706	1,620,619	594,207
Inventories at cost		197,208	159,015	–	–
Derivative financial instruments	13	88,681	11,293	2,603	5,473
Other current assets	12	70,468	62,296	2,191	1,669
Total current assets		1,504,123	1,490,529	1,642,457	617,109
Non-current Assets					
Investments in subsidiaries	14	–	–	994,695	994,695
Investments in associated companies	15	40,216	29,018	1	1
Investments in joint ventures	16	27,107	27,287	–	–
Available-for-sale financial assets	17	31	92	–	–
Property, plant and equipment	18	3,509,266	3,642,636	455,066	458,519
Investment properties	19	9,230	9,047	–	–
Deferred charges	20	9,268	3,245	35	45
Intangible assets	21	29,142	29,229	78	107
Goodwill arising on consolidation	22	129,095	129,095	–	–
Deferred income tax assets	9	5,177	3,683	–	–
Derivative financial instruments	13	670	–	–	–
Other non-current assets	23	77,225	80,730	1,719	2,295
Total non-current assets		3,836,427	3,954,062	1,451,594	1,455,662
Total Assets		5,340,550	5,444,591	3,094,051	2,072,771
Liabilities					
Current Liabilities					
Trade and other payables	25	1,009,918	1,066,478	129,833	131,880
Current income tax liabilities		42,498	35,283	17,088	19,641
Borrowings	26	20,975	85,383	710	61,126
Provisions	27	76,354	100,933	9	330
Deferred income		333	–	–	–
Derivative financial instruments	13	9,744	94,739	2,603	5,473
Other current liabilities	25	198,368	170,761	–	–
Total current liabilities		1,358,190	1,553,577	150,243	218,450
Non-current Liabilities					
Borrowings	26	918,831	1,159,262	–	31,580
Provisions	27	126,047	127,308	–	–
Deferred income		659	–	–	–
Deferred income tax liabilities	9	25,155	24,972	10,939	11,449
Other non-current liabilities	28	71,478	74,881	–	–
Total non-current liabilities		1,142,170	1,386,423	10,939	43,029
Total Liabilities		2,500,360	2,940,000	161,182	261,479
Net Assets		2,840,190	2,504,591	2,932,869	1,811,292

The accompanying notes form an integral part of these financial statements.

	Note	Group 2009 US$'000	Group 2008 US$'000	Company 2009 US$'000	Company 2008 US$'000
Equity					
Share capital	30	1,815,479	845,379	1,815,479	845,379
Treasury shares	30	(5,216)	(5,216)	(5,216)	(5,216)
		1,810,263	840,163	1,810,263	840,163
Shares held by employee benefit trust	30	(2,989)	(1,413)	–	–
Treasury shares reserve		(1,195)	(1,195)	(1,195)	(1,195)
Foreign currency translation reserve		18,459	14,215	–	–
Retained earnings		877,807	1,657,862	1,085,061	935,304
Share-based compensation reserve		38,740	37,020	38,740	37,020
Hedging reserve		55,540	(86,141)	–	–
Fair value reserve		(6)	33	–	–
Capital and reserves attributable to equity holders of the Company		2,796,619	2,460,544	2,932,869	1,811,292
Minority interest		43,571	44,047	–	–
Total Equity		2,840,190	2,504,591	2,932,869	1,811,292
Net current assets/(liabilities)		145,933	(63,048)	1,492,214	398,659

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Financial Year Ended 25 December 2009

Group

	Note	Share capital US$'000	Treasury shares US$'000	Shares held by employee benefit trust US$'000	Treasury shares reserve US$'000
2009					
Balance at 27 December 2008		845,379	(5,216)	(1,413)	(1,195)
Issue of shares	30	988,241	–	–	–
Share issue expenses	30	(23,000)	–	–	–
Dividends to equity holders	31	–	–	–	–
Dividends to minority interest		–	–	–	–
Employee equity compensation schemes:					
– value of employee services		–	–	–	–
– new shares issued	30	4,859	–	–	–
Purchase of shares by employee benefit trust	30	–	–	(1,566)	–
Sale of nil-paid rights by employee benefit trust	30	–	–	225	–
Purchase of Rights Shares by employee benefit trust	30	–	–	(235)	–
Total comprehensive income/(loss) for the financial year		–	–	–	–
Balance at 25 December 2009		1,815,479	(5,216)	(2,989)	(1,195)
2008					
Balance at 29 December 2007		840,738	(6,926)	(610)	(78)
Dividends to equity holders	31	–	–	–	–
Dividends to minority interest		–	–	–	–
Acquisition of additional interests in subsidiaries		–	–	–	–
Disposal of subsidiaries		–	–	–	–
Employee equity compensation schemes:					
– value of employee services		–	–	–	–
– new shares issued	30	4,641	–	–	–
– treasury shares re-issued	30	–	2,331	–	(1,117)
Purchase of treasury shares	30	–	(621)	–	–
Purchase of shares by employee benefit trust	30	–	–	(786)	–
Total comprehensive (loss)/income for the financial year		–	–	(17)	–
Balance at 26 December 2008		845,379	(5,216)	(1,413)	(1,195)

The accompanying notes form an integral part of these financial statements.

Capital and reserves attributable to equity holders of the Company						
Foreign currency translation reserve US$'000	Retained earnings US$'000	Share-based compensation reserve US$'000	Hedging reserve US$'000	Fair value reserve US$'000	Minority interest US$'000	Total equity US$'000
14,215	1,657,862	37,020	(86,141)	33	44,047	2,504,591
–	–	–	–	–	–	988,241
–	–	–	–	–	–	(23,000)
–	(39,246)	–	–	–	–	(39,246)
–	–	–	–	–	(2,473)	(2,473)
–	–	6,335	–	–	–	6,335
–	–	(4,615)	–	–	–	244
–	–	–	–	–	–	(1,566)
–	–	–	–	–	–	225
–	–	–	–	–	–	(235)
4,244	(740,809)	–	141,681	(39)	1,997	(592,926)
18,459	877,807	38,740	55,540	(6)	43,571	2,840,190
15,971	1,726,025	29,207	57,523	68	45,299	2,707,217
–	(151,277)	–	–	–	–	(151,277)
–	–	–	–	–	(4,834)	(4,834)
–	–	–	–	–	(962)	(962)
–	–	–	–	–	120	120
–	–	11,737	–	–	–	11,737
–	–	(2,737)	–	–	–	1,904
–	–	(1,187)	–	–	–	27
–	–	–	–	–	–	(621)
–	–	–	–	–	–	(786)
(1,756)	83,114	–	(143,664)	(35)	4,424	(57,934)
14,215	1,657,862	37,020	(86,141)	33	44,047	2,504,591

STATEMENT OF CHANGES IN EQUITY

For the Financial Year Ended 25 December 2009

Company

	Note	Share capital US$'000	Treasury shares US$'000	Treasury shares reserve US$'000	Retained earnings US$'000	Share-based compensation reserve US$'000	Total equity US$'000
2009							
Balance at 27 December 2008		845,379	(5,216)	(1,195)	935,304	37,020	1,811,292
Issue of shares	30	988,241	–	–	–	–	988,241
Share issue expenses	30	(23,000)	–	–	–	–	(23,000)
Dividends to equity holders	31	–	–	–	(39,246)	–	(39,246)
Employee equity compensation schemes:							
– value of employee services		–	–	–	–	6,335	6,335
– new shares issued	30	4,859	–	–	–	(4,615)	244
Total comprehensive income for the financial year		–	–	–	189,003	–	189,003
Balance at 25 December 2009		1,815,479	(5,216)	(1,195)	1,085,061	38,740	2,932,869

The accompanying notes form an integral part of these financial statements.

	Note	Share capital US$'000	Treasury shares US$'000	Treasury shares reserve US$'000	Retained earnings US$'000	Share-based compensation reserve US$'000	Hedging reserve US$'000	Total equity US$'000
2008								
Balance at 29 December 2007		840,738	(6,926)	(78)	918,017	29,207	59	1,781,017
Dividends to equity holders	31	–	–	–	(151,277)	–	–	(151,277)
Employee equity compensation schemes:								
– value of employee services		–	–	–	–	11,737	–	11,737
– new shares issued	30	4,641	–	–	–	(2,737)	–	1,904
– treasury shares re-issued	30	–	2,331	(1,117)	–	(1,187)	–	27
Purchase of treasury shares	30	–	(621)	–	–	–	–	(621)
Total comprehensive income/(loss) for the financial year		–	–	–	168,564	–	(59)	168,505
Balance at 26 December 2008		845,379	(5,216)	(1,195)	935,304	37,020	–	1,811,292

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

For the Financial Year Ended 25 December 2009

	Group	
	2009 US$'000	2008 US$'000
Cash Flows from Operating Activities		
(Loss)/Profit before income tax	(700,127)	137,189
Adjustments for:		
Depreciation and amortisation	286,216	263,022
Fair value (gains)/losses on hedges	(870)	5,253
Premium on bunker call options	82,667	3,466
Premium on interest rate collars	2,236	–
Interest expense	42,579	27,986
Interest income	(7,189)	(9,019)
Investment income	–	(38)
Share-based compensation costs	6,335	11,737
Fair value losses/(gains) on shares held by employee benefit trust	533	(2,030)
Net write-off of inventories	971	360
Net profit on disposal of property, plant and equipment	(464)	(24,892)
Net profit on disposal of other assets	(112)	(3,426)
Net provision/(write-back) for impairment of assets	38	(591)
Net provision for liabilities	19,364	99,234
Share of results of associated companies	(3,255)	(3,799)
Share of results of joint ventures	(165)	(4,194)
Unrealised translation losses/(gains)	1,909	(1,407)
Operating cash flow before working capital changes	(269,334)	498,851
Changes in operating assets and liabilities		
Receivables and other current assets	(107,116)	202,799
Inventories	(39,164)	1,751
Payables	(74,956)	(155,486)
Cash (used in)/generated from operations	(490,570)	547,915
Interest paid	(50,222)	(21,434)
Interest received	7,108	11,125
Net income tax paid	(16,868)	(37,843)
Net cash (outflow)/inflow from operating activities	(550,552)	499,763
Cash Flows from Investing Activities		
Acquisition of additional interests in subsidiaries	–	(8,603)
Investment in an associated company	(7,573)	(10,394)
Net proceeds from loans receivable	434	1,068
Investment income received	–	38
Dividends received from an associated company	442	437
Dividends received from joint ventures	140	1,360
Purchase of property, plant and equipment	(89,051)	(879,049)
Purchase of intangible assets	(4,159)	(2,975)
Proceeds from disposal of property, plant and equipment	26,755	49,351
Proceeds from disposal of other assets	17	4,374
Net cash inflow (net of transaction costs) from disposal of subsidiaries, net of cash disposed[14]	–	1,338
Net cash outflow from investing activities	(72,995)	(843,055)

[14] Please refer to Note 11 for the summary of effect of disposal of subsidiaries on the Group's cash flow.

The accompanying notes form an integral part of these financial statements.

	Group	
	2009	2008
	US$'000	US$'000
Cash Flows from Financing Activities		
Proceeds from borrowings	563,400	779,323
Net cash (outflow)/inflow contributed by employee benefit trust	(520)	321
Dividends paid to equity holders	(39,246)	(151,277)
Dividends paid to minority interest	(2,473)	(4,834)
Net proceeds from issue of new ordinary shares under the Rights Issue	965,241	–
Proceeds from issue of new ordinary shares	244	1,904
Proceeds from re–issuance of treasury shares	–	27
Purchase of treasury shares	–	(621)
Repayment of borrowings	(951,290)	(356,526)
Payment of costs incurred in connection with long term financing	(7,980)	(171)
Net cash inflow from financing activities	527,376	268,146
Net Decrease in Cash and Cash Equivalents	(96,171)	(75,146)
Cash and Cash Equivalents at Beginning of Financial Year (Note 11)	429,219	504,365
Cash and Cash Equivalents at End of Financial Year (Note 11)	333,048	429,219

NOTES TO THE FINANCIAL STATEMENTS

For the Financial Year Ended 25 December 2009

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1. General

The Company is incorporated and domiciled in Singapore and is publicly traded on the Singapore Exchange. The address of its registered office is as follows:

456 Alexandra Road, #06-00 NOL Building, Singapore 119962.

The principal activities of the Company are those of investment holding and the ownership and charter of shipping vessels, as well as participation in ventures related to these activities and the principal activities of its subsidiaries.

The principal activities of the subsidiaries are:

i) investment holding and the ownership and charter of shipping vessels and other related assets;
ii) the provision of transportation services for containerised cargo in the global markets;
iii) the provision of supply chain management, warehousing, distribution and customer logistics solutions (by way of a global network of services spanning ocean, air and overland operations) to customers;
iv) the operation of container terminals and provision of other related services;
v) participation in ventures related to the activities listed under (i), (ii), (iii) and (iv) above; and
vi) the provision of other related and complementary services including ship management and repairs to customers.

The Group also engages in other incidental activities such as the disposals of shipping vessels, containers and related assets as well as non-core properties and assets from time to time.

There have been no significant changes in the nature of these activities during the financial year.

The financial year of 2009 started on 27 December 2008 and ended on 25 December 2009 (2008: 29 December 2007 to 26 December 2008) as the Group and the Company adopted the last Friday of every calendar year to be their accounting year-end date.

The Company's ultimate holding company is Temasek Holdings (Private) Limited, a company incorporated in Singapore.

2. Significant Accounting Policies

2.1 Basis of preparation

The financial statements have been prepared in accordance with Singapore Financial Reporting Standards ('FRS'). The financial statements have been prepared under the historical cost convention, except as disclosed in the accounting policies below.

The preparation of financial statements in conformity with FRS requires management to exercise its judgement in the process of applying the Group's accounting policies. It also requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the financial year. Although these estimates are based on management's best knowledge of current events and actions, actual results may ultimately differ from those estimates. Critical accounting estimates and assumptions used that are significant to the financial statements, and areas involving a higher degree of judgement or complexity, are disclosed in Note 4.

The accounting policies have been consistently applied by the Group and are consistent with those used in the previous financial year except for the adoption of new interpretations and amendments to published standards discussed as follows:

Interpretations and amendments to published standards effective in 2009

On 27 December 2008, the Group and the Company early adopted the new or revised Singapore Financial Reporting Standards ('FRS'), which are effective for the financial period beginning on or after 1 January 2009.

The following are the new or revised FRS that are relevant to the Group and the Company:

FRS 1 (revised)	Presentation of Financial Statements
FRS 23 (revised)	Borrowing Costs
Amendments to FRS 102	Share-based Payment: Vesting conditions and cancellations
Amendments to FRS 107	Financial Instruments: Disclosures – Improving Disclosures about Financial Instruments
FRS 108	Operating Segments

The adoption of the above FRS did not result in substantial changes to the Group's accounting policies and did not have any significant impact on the Group and the Company, except as disclosed in Note 3.

2.2 Revenue recognition

Revenue for the Group is earned from the provision of the Group's services after eliminating sales within the Group, and is recognised at the fair value of consideration received or receivable for the rendering of services, net of discount.

The Group recognises revenue when the amount of revenue and related cost can be reliably measured, when it is probable that future economic benefits will flow to the entity and when the specific criteria for each of the Group's activities are met as follows:

(a) Rendering of service – Container shipping services
Revenue from container shipping services is recognised on an accrual basis, using the percentage-of-completion method.

(b) Rendering of service – Logistics services
The majority of revenue from logistics services is derived from the storage, handling and transportation of customer products. Such revenue is recognised when the services are provided. For shipments in transit, revenue is recognised on an accrual basis, using the percentage-of-completion method. Recognition of handling revenue is deferred until completion of the handling activity. Revenue is also recognised from fees earned upon the performance of certain logistics outsourcing activities, such as freight forwarding and customs clearance services. In this capacity, Logistics business unit acts, in substance, as an agent or broker on behalf of its customers.

(c) Rendering of service – Terminals services
Revenue from terminals services is derived from the operation of container terminals and provision of other related services and is recognised on an accrual basis when services are rendered.

(d) Dividend income
Dividend income is recognised when the right to receive payment is established.

(e) Rental income
Rental income from operating leases of owned and leased assets is recognised on a straight-line basis over the lease term.

(f) Interest income
Interest income is recognised on a time-proportion basis, using the effective interest method.

2.3 Group accounting

(a) Subsidiaries
Subsidiaries are entities (including special purpose entities) over which the Group has power to govern the financial and operating policies, generally accompanied by a shareholding giving rise to the majority of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date on which control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued or liabilities undertaken at the date of acquisition, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition, irrespective of the extent of minority interest. Please refer to Note 2.8 for the Group's accounting policy on goodwill.

2.3 Group accounting (continued)

(a) Subsidiaries (continued)
In preparing the consolidated financial statements, intercompany transactions, balances and unrealised gains on transactions between group entities are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

The financial statements of the subsidiaries used in the preparation of the consolidated financial statements are prepared for the same reporting date as the parent company. Consistent accounting policies are applied to like transactions and events in similar circumstances.

Minority interest is that part of the net results of operations and of the net assets of a subsidiary attributable to interests which are not owned directly or indirectly by the Group. It is measured at the minorities' share of the fair value of the subsidiaries' identifiable assets and liabilities at the date of acquisition by the Group and the minorities' share of changes in equity since the date of acquisition, except when the minorities' share of losses in a subsidiary exceeds its interests in the equity of that subsidiary. In such cases, the excess and further losses applicable to the minority interest are attributed to the equity holders of the Company, unless the minorities have a binding obligation to, and are able to, make good the losses. When that subsidiary subsequently reports profits, the profits applicable to the minority interest are attributed to the equity holders of the Company until the minorities' share of losses previously absorbed by the equity holders of the Company are fully recovered.

The Group applies a policy of treating transactions with minority interest as transactions with parties external to the Group. Disposals to minority interest result in gains and losses for the Group that are recognised in the income statement. Purchase from minority interest result in goodwill, being the difference between any consideration paid and the Group's incremental share of the carrying value of identifiable net assets of the subsidiary.

A list of the Group's significant subsidiaries is shown in Note 40.

Please refer to Note 2.10 for the accounting policy on investments in subsidiaries.

(b) Associated companies and joint ventures
Associated companies are entities over which the Group has significant influence, but not control, generally accompanied by a shareholding of between and including 20% and 50% of the voting rights.

Investments in associated companies are accounted for in the consolidated financial statements using the equity method of accounting. Investments in associated companies in the consolidated balance sheet include goodwill (net of accumulated impairment losses) identified on acquisition. Please refer to Note 2.8 for the Group's accounting policy on goodwill.

Investments in associated companies are initially recognised at cost. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

In applying the equity method of accounting, the Group's share of its associated companies' post-acquisition profits or losses is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in equity directly. These post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associated company equals or exceeds its interest in the associated company, including any other unsecured non-current receivables, the Group does not recognise further losses, unless it has obligations on behalf of the associated company.

Unrealised gains on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated companies. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Joint ventures are corporations, partnerships or other entities over which the Group has contractual agreements to jointly share the control over the economic activity of the entities with one or more parties.

The Group's share of the results of joint ventures is included in the consolidated financial statements under the equity method on the same basis as associated companies.

The most recently available audited financial statements of the associated companies and joint ventures are used by the Group in applying the equity method. Where the dates of the audited financial statements used are not co-terminous with those of the Group, the share of results is arrived at from the last audited financial statements available and unaudited management financial statements to the end of the accounting year. Where necessary, adjustments are made to align the accounting policies with those of the Group.

There are no significant associated companies or joint ventures in the Group.

Please refer to Note 2.10 for the accounting policy on investments in associated companies and joint ventures.

2.4 Property, plant and equipment

(a) Measurement

Property, plant and equipment are initially recognised at cost and subsequently carried at cost less accumulated depreciation and accumulated impairment losses (Note 2.12). The cost of property, plant and equipment includes its purchase price and any cost that is directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, including borrowing costs incurred for the assets under construction. The projected cost of dismantlement, removal or restoration is also included as part of the cost of property, plant and equipment if the obligation for dismantlement, removal or restoration is incurred as a consequence of acquiring or using the asset.

Upon acquisition of a vessel, the components of the vessel which are required to be replaced at the next drydocking are identified. The cost of these components is depreciated over the period to the next estimated drydocking date. Costs incurred on subsequent drydocking of vessels are capitalised and depreciated over the period to the next drydocking date. When significant drydocking costs recur prior to the expiry of the depreciation period, the remaining costs of the previous drydocking are written off in the month of the subsequent drydocking.

(b) Depreciation

No depreciation is provided on freehold land. Depreciation on freehold buildings and leasehold land and buildings is calculated using the straight-line method to allocate their depreciable amount over their estimated useful lives or their lease terms, if shorter. The estimated useful lives are as follows:

Freehold buildings	20 – 50 years
Leasehold land and buildings	over lease term

No depreciation is provided on assets under construction.

Depreciation on vessels in operation is calculated to reduce the cost of such assets to their estimated scrap value. The depreciable amount is allocated over the estimated useful lives using the straight-line method. The estimated useful lives are as follows:

Shipping vessels	5 – 25 years

Depreciation on other property, plant and equipment is calculated using the straight-line method to allocate their depreciable amount over their estimated useful lives. The estimated useful lives are as follows:

Plant & machinery and operating equipment	5 – 20 years
Computers and software	3 – 7 years
Motor vehicles, office equipment, furniture, fixtures and fittings	3 – 10 years

The residual values and estimated useful lives of property, plant and equipment are reviewed, and adjusted as appropriate, at each balance sheet date. The effects of any revision are recognised in the income statement for the financial year in which the changes arise.

(c) Subsequent expenditure

Subsequent expenditure relating to property, plant and equipment that has already been recognised is added to the carrying amount of the asset only when it is probable that future economic benefits associated with the item, in excess of the originally assessed standard of performance, will flow to the Group and the cost of the item can be measured reliably. All other repair and maintenance expense are recognised in the income statement when incurred.

2.4 Property, plant and equipment (continued)

(d) Disposal
On disposal of an item of property, plant and equipment, the difference between the net disposal proceeds and its carrying amount is recognised in the income statement.

2.5 Investment properties

(a) Measurement
Investment properties represent an appropriate portion of the Group's interests in freehold land and buildings that are held for long-term rental yields and/or capital appreciation.

Investment properties are initially recognised at cost, including transaction costs, and subsequently carried at cost less accumulated depreciation and accumulated impairment losses (Note 2.12).

Transfers are made to or from investment property only when there is a change in use. For a transfer from investment property to property, plant and equipment, the deemed cost for subsequent accounting is the cost less accumulated depreciation and accumulated impairment losses at the date of change in use. For a transfer from property, plant and equipment to investment property, the property is accounted for in accordance with the accounting policy for property, plant and equipment set out in Note 2.4 up to the date of change in use.

(b) Depreciation
No depreciation is provided on freehold land. Depreciation on freehold buildings is calculated using the straight-line method to allocate their depreciable amount over the estimated useful lives. The estimated useful lives are as follows:

Freehold buildings	15 – 50 years

The residual values and estimated useful lives of investment properties are reviewed, and adjusted as appropriate at each balance sheet date. The effects of any revision are recognised in the income statement when the changes arise.

(c) Subsequent expenditure
Investment properties are subject to renovations or improvements at regular intervals. The cost of major renovations and improvements is capitalised and the carrying amounts of the replaced components are written off to the income statement. The cost of maintenance, repairs and minor improvements is recognised in the income statement when incurred.

(d) Disposal
On disposal of an investment property, the difference between the net disposal proceeds and its carrying amount is recognised in the income statement.

2.6 Borrowing costs

Borrowing costs are recognised in the income statement on a time-proportion basis using the effective interest method except to the extent they are capitalised. Borrowing costs are capitalised if they are directly attributable to the acquisition and construction of a qualifying asset. Capitalisation of borrowing costs commences when the activities to prepare the asset for its intended use or sale are in progress and the expenditures and the borrowing costs are incurred. Borrowing costs are capitalised until the assets are ready for their intended use or sale.

2.7 Deferred charges

Deferred charges relate to costs incurred in connection with long term financing facilities which are deferred and amortised on a straight-line basis over the tenure of the credit facilities.

2.8 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the identifiable net assets and contingent liabilities of the acquired subsidiaries, associated companies and joint ventures at the date of acquisition.

Goodwill on subsidiaries is recognised separately as goodwill arising on consolidation and carried at cost less accumulated impairment losses (Note 2.12).

Goodwill on associated companies and joint ventures is included in the carrying amounts of the investments in associated companies and joint ventures respectively and carried at cost less accumulated impairment losses.

Gains and losses on the disposal of subsidiaries, associated companies and joint ventures include the carrying amount of goodwill relating to the entity sold.

2.9 Intangible assets

Intangible assets are stated at cost less accumulated amortisation and accumulated impairment losses (Note 2.12).

(a) System technology and software
Where system technology and software is not an integral part of the related hardware, it is treated as an intangible asset. Computer software that is an integral part of the related hardware is treated as part of the hardware and classified as property, plant and equipment (Note 2.4).

Costs that are directly associated with the production of identifiable and unique software products controlled by the Group and the Company, and that are expected to generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include software development employee costs and an appropriate portion of relevant overheads.

Acquired computer software licences are initially capitalised at cost which includes the purchase price (net of any discounts and rebates) and other directly attributable cost of preparing the asset for its intended use. Direct expenditure, which enhances or extends the performance of computer software beyond its original specifications and which can be reliably measured, is recognised as a capital improvement and added to the original cost of the software. Costs associated with maintaining computer software are recognised as an expense as incurred.

Software costs which are assessed as having no continuing economic value are written off to the income statement.

(b) Terminal berthing rights
This represents amounts paid to obtain absolute berthing priority rights for a contractual period of 20 years at one of the terminal facilities.

(c) License fee
This represents an amount paid to obtain the rights to operate railway container transportation services in a country that a subsidiary operates in. The validity period of the license is 20 years.

Intangible assets are amortised using the straight-line method over their estimated useful lives, which are as follows:

System technology and software	3 – 5 years
Terminal berthing rights	20 years
License fee	20 years

The amortisation period and amortisation method of intangible assets other than goodwill are reviewed at least at each balance sheet date. The effects of any revision of the amortisation period or amortisation method are recognised in the income statement for the financial year in which the change arises.

2.10 Investments in subsidiaries, associated companies and joint ventures

Investments in subsidiaries, associated companies and joint ventures are carried at cost less accumulated impairment losses (Note 2.12) in the Company's balance sheet.

On disposal of investments in subsidiaries, associated companies and joint ventures, the difference between net disposal proceeds and the carrying amounts of the investments are recognised in the income statement.

2.11 Financial assets

(a) Classification
The Group classifies its financial assets in the following categories: loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the assets were acquired. Management determines the classification of these financial assets at initial recognition and re-evaluates this designation at every balance sheet date.

(i) *Loans and receivables*
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except those maturing later than 12 months after the balance sheet date which are classified as non-current assets.

The Group classifies the following financial assets as loans and receivables:
- Cash and cash equivalents
- Trade and other receivables
- Loans receivable
- Deposits

(ii) *Available-for-sale financial assets*
Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are presented as non-current assets unless management intends to dispose of the assets within 12 months after the balance sheet date.

(b) Recognition and derecognition
Purchases and sales of financial assets are recognised on trade-date – the date on which the Group commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

On derecognition of a financial asset, the difference between the consideration received and the carrying amount is recognised in the income statement. Any cumulative amount in the fair value reserve relating to that asset is transferred to the income statement.

(c) Initial measurement
Financial assets are initially recognised at fair value plus transaction costs.

(d) Subsequent measurement
Available-for-sale financial assets are subsequently carried at fair value. Loans and receivables are subsequently carried at amortised cost using the effective interest method.

Interest and dividend income on available-for-sale financial assets are recognised separately in the income statement. Changes in fair values of available-for-sale equity securities (i.e. non-monetary items) are recognised in the fair value reserve within equity, together with the related currency translation differences.

(e) Impairment
The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired and recognises an allowance for impairment when such evidence exists.

(i) *Loans and receivables*
To determine whether there is objective evidence that an impairment loss on financial assets has been incurred, the Group considers factors such as significant financial difficulties or probability of insolvency of the debtor and default or significant delay in payments.

If there is objective evidence that an impairment loss on financial assets carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account. The amount of the allowance for impairment is recognised in the income statement.

When the asset becomes uncollectible, the carrying amount of impaired financial assets is reduced directly or if an amount was charged to the allowance account, the amounts charged to the allowance account are written off against the carrying value of the financial asset. Subsequent recoveries of amounts previously written off are recognised against the same line item in the income statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date. The amount of reversal is recognised in the income statement.

(ii) *Available-for-sale financial assets*
Significant or prolonged declines in the fair value of the security below its cost and the disappearance of an active trading market for the security are objective evidence that the security is impaired.

When there is objective evidence that an available-for-sale financial asset is impaired, the cumulative fair value loss that was previously recognised in the fair value reserve is transferred to the income statement. Reversal of impairment losses in respect of equity instruments is not recognised in the income statement.

2.12 Impairment of non-financial assets

(a) Goodwill arising on consolidation
Goodwill arising on consolidation is tested for impairment annually and whenever there is indication that the goodwill may be impaired.

For the purpose of impairment testing of goodwill arising on consolidation, goodwill is allocated to each of the Group's cash-generating units ('CGU') expected to benefit from synergies arising from the business combination.

An impairment loss is recognised in the income statement when the carrying amount of a CGU, including the goodwill, exceeds the recoverable amount of the CGU. Recoverable amount of the CGU is the higher of a CGU's fair value less cost to sell and value-in-use.

The total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU.

Impairment loss on goodwill is recognised in the income statement and shall not be reversed in a subsequent period.

(b) Intangible assets
Property, plant and equipment
Investment properties
Investments in subsidiaries, associated companies and joint ventures

Intangible assets, property, plant and equipment, investment properties and investments in subsidiaries, associated companies and joint ventures are tested for impairment whenever there is any objective evidence or indication that these assets may be impaired.

2.12 Impairment of non-financial assets (continued)

(b) Intangible assets
Property, plant and equipment
Investment properties
Investments in subsidiaries, associated companies and joint ventures (continued)

For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. If this is the case, the recoverable amount is determined for the CGU to which the asset belongs.

If the recoverable amount of the asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount.

The difference between the carrying amount and recoverable amount is recognised as an impairment loss in the income statement.

An impairment loss for an asset other than goodwill is reversed if, and only if, there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of accumulated amortisation or depreciation) had no impairment loss been recognised for the asset in prior years.

A reversal of impairment loss for an asset other than goodwill is recognised in the income statement.

2.13 Financial guarantees

The Company has issued corporate guarantees to banks for bank borrowings of its subsidiaries. These guarantees are financial guarantees as they require the Company to reimburse the banks if the subsidiaries fail to make principal or interest payments when due in accordance with the terms of their borrowings. Financial guarantees are initially recognised at their fair values plus transaction costs in the Company's balance sheet.

Financial guarantees are subsequently amortised to the income statement over the period of the borrowings, unless it is probable that the Company will reimburse the bank for an amount higher than the unamortised amount. In this case, the financial guarantees shall be carried at the expected amount payable to the bank.

2.14 Financial liabilities

Financial liabilities are recognised on the balance sheet when, and only when, the Group becomes a party to the contractual provisions of the financial instrument.

Financial liabilities include trade and other payables, derivative financial instruments and borrowings. Financial liabilities are recognised initially at fair value, plus, in the case of financial liabilities other than derivative financial instruments, directly attributable transaction costs.

Subsequent to initial recognition, derivative financial instruments are measured at fair values. Other financial liabilities are measured at amortised cost using effective interest method.

A financial liability is derecognised when the obligation under the liability is extinguished. For financial liabilities other than derivative financial instruments, any gain or loss is recognised in the income statement when the liabilities are derecognised or impaired, and through the amortisation process.

2.15 Borrowings

Borrowings which are due to be settled within twelve months after the balance sheet date are presented as current borrowings in the balance sheet. Other borrowings due to be settled more than twelve months after the balance sheet date are presented as non-current borrowings in the balance sheet. The presentation of current and non-current borrowings takes into consideration the expected timing of repayments as well as the contractual final maturity dates of the borrowings.

2.16 Accounting for leases

(a) When a Group entity is the lessee:
The Group leases certain property, plant and equipment from third parties.

(i) *Finance leases*
Leases of property, plant and equipment where the Group assumes substantially all risks and rewards incidental to ownership of the leased assets are classified as finance leases.

The leased assets and the corresponding lease liabilities (net of finance charges) under finance leases are recognised on the balance sheet as property, plant and equipment and borrowings respectively at the inception of the leases based on the lower of the fair value of the leased assets and the present value of the minimum lease payments.

Each lease payment is apportioned between the finance expense and the reduction of the outstanding lease liability. The finance expense is recognised in the income statement on a basis that reflects a constant periodic rate of interest on the finance lease liability.

The property, plant and equipment acquired under finance leases are depreciated over the useful lives of the assets in accordance with the Group's depreciation policy.

(ii) *Operating leases*
Leases of property, plant and equipment where substantially all risks and rewards incidental to ownership are retained by the lessors are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessors) are recognised in the income statement on a straight-line basis over the period of the leases. The difference between the actual lease payment and the amount taken to the income statement is capitalised as deferred lease payables.

Contingent rent is the portion of the lease payments that is not fixed in amount but is based on a factor other than just the passage of time, for example, market interest rates. Contingent rent is recognised as an expense in the income statement when incurred.

Profits on sale and leaseback transactions which constitute operating leases are recognised immediately in the income statement when such sale and leaseback transactions are established at fair value. If the sale price is below fair value, any profit or loss shall be recognised immediately except that, if the loss is compensated for by future lease payments at below market price, it shall be deferred and amortised in proportion to the lease payments over the period for which the asset is expected to be used. If the sale price is above fair value, the excess over fair value shall be deferred and amortised over the period for which the asset is expected to be used.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the financial year in which termination takes place.

(b) When a Group entity is the lessor:
The Group leases certain assets under operating leases to third parties.

Assets owned by the Group that are leased out under operating leases are included in property, plant and equipment and are stated at cost less accumulated depreciation and accumulated impairment losses. Rental expense of leased-in assets which are subsequently leased out to third parties are recognised in the income statement on a straight-line basis over the period of the lease.

Rental income (net of any incentives given to lessees) is recognised in the income statement on a straight-line basis over the lease term. The difference between the actual lease receipt and the amount taken to the income statement is capitalised as deferred lease receivables.

Contingent rent is the portion of the lease receipts that is not fixed in amount but is based on a factor other than just the passage of time, for example, market interest rates. Contingent rent is recognised as income in the income statement when earned.

2.17 Inventories

Inventories mainly comprise bunkers and consumable stores. Inventories are stated at the lower of cost and net realisable value. Cost is derived on a weighted average basis. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2.18 Income taxes

Current income tax for current and prior periods is recognised at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantially enacted by the balance sheet date.

No provision is made for taxation on qualifying shipping income derived from the operation of the Group's vessels which is exempt from taxation under Section 13A of the Singapore Income Tax Act and the Singapore's Approved International Shipping Enterprise Incentive.

A concessionary tax rate is applied to certain qualifying shipping logistics income under the Approved Shipping Logistics Enterprise Incentive. The incentive also covers income from network companies for corporate management services provided.

Deferred tax assets and liabilities are recognised for all temporary differences, except:

- where the deferred tax arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction affects neither the accounting profit nor taxable profit or loss;

- in respect of temporary differences associated with investments in subsidiaries, associated companies and joint ventures, where the timing of the reversal of the temporary differences can be controlled by the Group and it is probable that the temporary differences will not reverse in the foreseeable future; and

- in respect of deductible temporary differences and carry-forward of unused tax credits and unused tax losses, if it is not probable that future taxable profit will be available against which the deductible temporary differences and carry-forward of unused tax credits and unused tax losses can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured:

(a) at the tax rates that are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted by the balance sheet date; and

(b) based on the tax consequence that would follow from the manner in which the Group expects, at the balance sheet date, to recover or settle the carrying amounts of its assets and liabilities.

Current and deferred income tax are recognised as income or expenses in the income statement for the period, except to the extent that the tax arises from a business combination or a transaction which is recognised directly in equity. Deferred tax on temporary differences arising from fair value gains and losses on available-for-sale financial assets and cash flow hedges that are recognised directly in equity are charged or credited directly to equity in the same period the temporary differences arise. Deferred tax arising from a business combination is adjusted against goodwill on acquisition.

Deferred income tax assets and liabilities are offset, when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same fiscal authority.

2.19 Provisions

Provisions are recognised when the Group has a legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount can be made. If it is no longer probable that an outflow of economic resource will be required to settle the obligation, the provision is reversed. If the effect of the time value of money is material, provisions are measured at the present value of the expenditure using a pre-tax discount rate that reflects the current market assessment of the time value of money and the risks specific to the obligation. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The details and methodology for estimating the amount of provision required are set out in Note 27.

2.20 Employee benefits

(a) Employee leave entitlement

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

(b) Post-employment benefit plans

The Group operates both defined benefit and defined contribution post-employment benefit plans.

(i) *Defined benefit plans*

The Group has defined benefit pension plans which generally call for benefits to be paid to eligible employees of certain subsidiaries at retirement, based on either the 'cash balance' credited to each employee's account, or years of credited service and pensionable compensation. Participants entitled to a 'cash balance' will receive past accruals credited to their account, but are no longer receiving additional annual accruals. The Group's general policy is to fund pension costs at no less than the statutory requirement.

In addition, certain subsidiaries in the Group contribute to a number of collectively bargained, multi-employer plans that provide pension benefits to certain union-represented employees. These contributions are determined in accordance with the provisions of negotiated labour contracts.

For defined benefit plans, pension costs are assessed using the projected unit credit method: the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the plans every year. For plans with frozen benefits, this regular cost of the plan has been fully charged. The pension obligations, net of plan assets, are measured as the present value of the estimated future cash outflows using interest rates of corporate securities which have terms to maturity approximating the terms of the related liability. When pension obligations exceed plan assets, the balance is classified as non-current liability. When plan assets exceed pension obligations, the balance is classified as non-current asset. Actuarial gains and losses are recognised over the average remaining service lives of employees for plans with benefits that continue to grow with future service or average future payout period of employees for plans with frozen benefits.

(ii) *Defined contribution plans*

Defined contribution plans are post-employment benefit plans under which the Group pays fixed contributions into separate entities. The Group has no legal or constructive obligation to pay further contributions if any of the funds does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior financial years.

The Group pays contributions to publicly and privately administered post-employment benefit plans on a mandatory, contracted or voluntary basis. The contributions are recognised as employee benefit expense in the financial year to which they relate. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available.

2.20 Employee benefits (continued)

(c) Share-based compensation

(i) *Employee Share Option Plan*

Share options under the NOL Share Option Plan ('NOL SOP') are granted to Directors and employees of the Group. The grant of SOP to Non-Executive Directors had ceased with effect from the financial year ended 28 December 2007. The exercise price of the options is determined at the average closing market price of the shares for the three trading days immediately preceding the grant date. Individual awards to employees take into consideration the job level, performance and leadership potential of the employee. Pursuant to the terms of the NOL SOP, share options will vest after a specified number of years from the grant date.

The fair value of the employee services received in exchange for the grant of the options is recognised as an expense in the income statement with a corresponding increase in share-based compensation reserve. The total amount to be recognised over the vesting period is determined by reference to the fair value of the share options at the date of the grant and the number of share options expected to become exercisable by vesting date. Non-market vesting conditions are included in the estimation of the number of options that are expected to become exercisable on vesting date. At every balance sheet date, the Group revises its estimates of the number of share options that are expected to become exercisable on vesting date. Any revision of this estimate is included in the income statement and a corresponding adjustment to share-based compensation reserve over the remaining vesting period.

When the share options are exercised, the proceeds received (net of any directly attributable transaction costs) and the related balance previously recognised in the share-based compensation reserve is credited to share capital when new ordinary shares are issued. Where treasury shares are re-issued pursuant to the NOL SOP, the cost of the treasury shares is reversed from the treasury shares account against the proceeds received (net of any directly attributable transaction costs) and the related balances previously recognised in the share-based compensation reserve. The resulting realised gain or loss on re-issue, net of any directly attributable incremental transaction costs and related income tax, is taken to the treasury shares reserve of the Company.

Where the terms of the NOL SOP are modified, the expense that is not yet recognised is recognised over the remaining vesting period as if the terms had not been modified. Additional expense is recognised for any increase in the total fair value of the share options due to the modification, as measured at the date of the modification.

(ii) *Performance Share Plan*

Performance shares under the NOL Performance Share Plan ('NOL PSP') are awarded to key executives conditional upon the Group meeting or exceeding a prescribed financial target condition during the performance period, and also conditional on the participants meeting their performance conditions. Pursuant to the terms of the NOL PSP, performance shares will vest after a specified number of years from the end of the performance period.

The fair value of the employee services received in exchange for the award of the performance shares is recognised as an expense in the income statement with a corresponding increase in share-based compensation reserve. The total amount to be recognised over the vesting period is determined by reference to the fair value of the performance shares at the date of the award and the number of performance shares expected to be vested by vesting date. Non-market vesting conditions are included in the estimation of the number of performance shares that are expected to vest on vesting date. At every balance sheet date, the Group revises its estimates of the number of performance shares that are expected to vest on vesting date. Any revision of this estimate is included in the income statement and a corresponding adjustment to share-based compensation reserve over the remaining vesting period.

When the performance shares are vested, the balance previously recognised in the share-based compensation reserve is credited to the share capital account when new ordinary shares are issued. Where treasury shares are re-issued pursuant to the NOL PSP, the cost of the treasury shares is reversed from the treasury shares account against the related balances previously recognised in the share-based compensation reserve. The resulting realised gain or loss on re-issue, net of any directly attributable incremental transaction costs and related income tax, is taken to the treasury shares reserve of the Company.

Where the terms of the NOL PSP are modified, the expense that is not yet recognised is recognised over the remaining vesting period as if the terms had not been modified. Additional expense is recognised for any increase in the total fair value of the performance shares due to the modification, as measured at the date of the modification.

(iii) *Staff Share Ownership Scheme*

The Group offers the Staff Share Ownership Scheme to all eligible Singapore employees. Certain companies in the Group will make corresponding contributions of S$0.50 for every S$1.00 contributed by the employees, up to a maximum of S$250 per month for each employee. All contributions collected will be credited to an employee benefit trust fund which will be used to buy the shares of the Company and for issuance of units to the employees. Cash is paid to employees when they exercise the right to redeem the units or upon full withdrawal from the scheme, which may occur whilst in employment or on their last day of service with the Group. The redemption of units or withdrawal from the scheme is subject to the terms and conditions under the Staff Share Ownership Scheme. The value of the units to be redeemed is based on the weighted average share price for the first three business days immediately following the date of receipt of notification by the Company to the trustee of the redemption or the last day of service of the employees.

Contributions made by the Group are recognised in the income statement as expense when incurred.

The Group consolidates the employee benefit trust set up for the purpose of the Company's share-based compensation arrangement under the Staff Share Ownership Scheme in accordance with INT FRS 12. Arising from the consolidation of the trust, the Company's shares held by the employee benefit trust are accounted for as part of equity in accordance with FRS 32.

(d) Termination benefits

Termination benefits are payable when employment is terminated involuntarily, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an acceptance by employees under its voluntary redundancy scheme.

2.21 Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The functional currency of the Company and the majority of its significant subsidiaries (listed under Note 40) is United States Dollars ('USD'). The financial statements of the Company and the Group are presented in USD.

(b) Transactions and balances

Transactions in a currency other than the functional currency ('foreign currency') are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Currency translation gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the balance sheet date are recognised in the income statement, unless they arise from borrowings in foreign currencies or other foreign currency instruments which are designated and qualifying as net investment hedges or net investments in foreign operations. Those currency translation differences are recognised in the foreign currency translation reserve in equity in the consolidated financial statements and transferred to the income statement as part of the gain or loss on disposal of the foreign operations.

Non-monetary items measured at fair values in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

(c) Translation of Group entities' financial statements

The results and financial positions of all the group entities that have a functional currency different from the Group's presentation currency are translated into the Group's presentation currency as follows:

(i) Assets and liabilities are translated at the closing rates at the date of the balance sheet;

(ii) Income and expenses are translated at average exchange rate (unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated using the exchange rates at the dates of the transactions); and

(iii) All resulting currency translation differences are recognised in the foreign currency translation reserve within equity.

2.21 Foreign currency translation (continued)

(c) Translation of Group entities' financial statements (continued)

Goodwill and fair value adjustments arising on the acquisition of foreign operations are treated as assets and liabilities of the foreign operations and translated at the closing rate at the date of the balance sheet.

2.22 Derivative financial instruments and hedging activities

A derivative financial instrument is initially recognised at its fair value on the date the contract is entered into and is subsequently carried at its fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group documents at the inception of the transaction the relationship between the hedging instruments and hedged items, as well as its risk management objective and strategies for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives designated as hedging instruments are highly effective in offsetting changes in fair value or cash flows of the hedged items.

For purposes of hedge accounting, hedges are classified as:

- fair value hedges when hedging the exposure to changes in the fair value of a recognised asset or liability or an unrecognised firm commitment or an identified portion of such an asset, liability or firm commitment that is attributable to a particular risk; or
- cash flow hedges when hedging the exposure to variability in cash flows that is attributable to a particular risk associated with a highly probable forecast transaction.

The carrying amount of a derivative designated as a hedge is presented as a non-current asset or liability if the remaining expected life of the hedged item is more than 12 months, and as a current asset or liability if the remaining expected life of the hedged item is not more than 12 months.

(a) Fair value hedge
The fair value changes on the effective portion of derivatives that are designated and qualify as fair value hedges are recognised in the income statement within the same line item as the fair value changes from the hedged item. The fair value changes relating to the ineffective portion of the derivatives are recognised separately in the income statement.

(b) Cash flow hedge
The fair value changes on the effective portion of derivatives that are designated and qualify as cash flow hedges are recognised in the hedging reserve within equity and transferred to the income statement in the periods when the hedged items affect the income statement. The fair value changes relating to the ineffective portion are recognised immediately in the income statement.

(c) Non-hedging instruments
Fair value changes on derivatives that are not designated or do not qualify for hedge accounting are recognised in the income statement when the changes arise.

2.23 Fair value estimation of financial assets and liabilities

The fair values of financial instruments traded in active markets (such as exchange-traded and over-the-counter securities and derivatives) are based on quoted market prices at the balance sheet date. The quoted market prices used for financial assets held by the Group are the current bid prices; the appropriate quoted market prices for financial liabilities are the current asking prices.

The fair values of financial instruments that are not traded in an active market are determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Where appropriate, quoted market prices or dealer quotes for similar instruments are used. Valuation techniques, such as estimated discounted cash flows, are also used to determine the fair values for the financial instruments.

The fair values of foreign exchange forward contracts, bunker swaps, bunker call options and interest rate collars are obtained from a number of reputable financial institutions.

The fair values of financial assets and liabilities carried at amortised cost approximate their carrying amounts except as disclosed in the financial statements.

2.24 Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the senior management of the Group. The senior management are responsible for allocating resources and assessing performance of the operating segments. Additional disclosures on each of these segments are shown in Note 37, including the factors used to identify the reportable segments and the measurement basis of segment information.

2.25 Cash and cash equivalents

For purposes of presentation in the consolidated cash flow statement, cash and cash equivalents include cash on hand and deposits with banks that are readily convertible to known amounts of cash.

2.26 Share capital and treasury shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares are deducted against the share capital account.

When any entity within the Group purchases the Company's ordinary shares (treasury shares), the consideration paid including any directly attributable incremental cost is presented as a component within equity attributable to the Company's equity holders until they are cancelled, sold or re-issued.

When treasury shares are subsequently cancelled, the cost of treasury shares are deducted against the share capital account if the shares are purchased out of capital of the Company, or against the retained earnings of the Company if the shares are purchased out of earnings of the Company.

When treasury shares are subsequently sold or re-issued pursuant to the NOL SOP and NOL PSP, the cost of the treasury shares is reversed from the treasury shares account and the realised gain or loss on sale or re-issue, net of any directly attributable incremental transaction costs and related income tax, is taken to the treasury shares reserve of the Company.

2.27 Dividends

Interim dividends are recorded in the financial year in which they are declared payable. Final dividends are recorded in the financial year in which the dividends are approved by the shareholders.

3. Effects on Financial Statements on Adoption of New or Revised FRS

The effects on adoption of the following FRS on 27 December 2008 (as mentioned in Note 2.1) are set out below:

3.1 FRS 1 (revised) Presentation of Financial Statements

The Group elected to early adopt FRS 1 (revised), which is mandatory for application for annual periods beginning on or after 1 January 2009.

The revised standard requires:
- All changes in equity arising from transactions with owners in their capacity as owners to be presented separately from components of comprehensive income;
- Components of comprehensive income to be excluded from statement of changes in equity;
- Items of income and expenses and components of other comprehensive income to be presented either in a single statement of comprehensive income with subtotals, or in two separate statements (a separate income statement followed by a statement of comprehensive income);
- Presentation of restated balance sheet as at the beginning of the comparative period when entities make restatements or reclassifications of comparative information.

The Group has elected to present items of income and expenses and components of other comprehensive income in two separate statements (a consolidated income statement followed by a consolidated statement of comprehensive income). Certain comparatives items have been reclassified to conform with the current year's presentation.

3.2 Amendments to FRS 107 Financial Instruments: Disclosures – Improving Disclosures about Financial Instruments

The Group elected to early adopt Amendments to FRS 107, which is mandatory for application for annual periods beginning on or after 1 January 2009.

The amendment requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy. The adoption of the amendment results in additional disclosures but does not have an impact on the accounting policies and measurement bases adopted by the Group.

The required disclosures have been made accordingly in Note 35 of the financial statements.

3.3 FRS 108 Operating Segments

The Group elected to early adopt FRS 108, which is mandatory for application for annual periods beginning on or after 1 January 2009.

FRS 108 replaces FRS 14 Segment Reporting, and requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes. Segment revenue, segment profits and segment assets are also measured on a basis that is consistent with internal reporting.

The required disclosures have been made accordingly in Note 37 of the financial statements.

4. Critical Accounting Estimates, Assumptions and Judgements

Estimates, assumptions and judgements are continually evaluated and are based on historical experience and other factors. Although these estimates are based on management's best knowledge of current events and actions, actual results may ultimately differ from those estimates.

(i) Impairment of goodwill arising on consolidation and intangible assets

The Group assesses whether there are any indicators of impairment for goodwill arising on consolidation and intangible assets at each balance sheet date. Goodwill arising on consolidation is tested for impairment annually and at other times when such indicators arise. Intangible assets are tested for impairment when there is any objective evidence or indication that the carrying amounts may not be recoverable.

Recoverable amount is defined as the higher of an asset's or CGU's fair value less costs to sell and its value-in-use. When value-in-use calculations are undertaken, the Group uses discounted cash flow projections based on financial budgets approved by management covering a specified period. Cash flows beyond the specified period are forecasted after considering factors like general market conditions, macroeconomic cycle, industry-specific and other relevant information. Terminal value is computed using Gordon's growth methodology where the estimated growth rate does not exceed the long-term average growth rate for the relevant industry. Details of the key assumptions applied in the impairment assessment of goodwill arising on consolidation are given in Note 22.

(ii) Residual values and useful lives of property, plant and equipment and investment properties

The Group reviews the residual values and useful lives of property, plant and equipment and investment properties at each balance sheet date, in accordance with the accounting policy stated in Note 2.4 and Note 2.5 respectively.

Significant judgement is required in determining the residual values and useful lives of property, plant and equipment and investment properties. In determining the residual values of its vessels and containers, the Group considers the net proceeds that would be obtained from the disposal of the assets in the resale or scrap markets, fluctuations in scrap steel prices and industry practice. In determining useful lives, which is based on the period over which an asset is expected to be available for efficient use, the Group considers factors like insurance coverage requirement, maintenance and repair cost, technical or commercial obsolescence and legal or similar limits to the use of the property, plant and equipment and investment properties.

(iii) Impairment of trade receivables

The Group assesses at each balance sheet date whether there is objective evidence that trade receivables have been impaired. To determine whether there is objective evidence of impairment, the Group considers factors such as significant financial difficulties or probability of insolvency of the debtor, and default or significant delay in payments.

Where there is objective evidence of impairment, management measures impairment loss based on a review of the current status of existing trade receivables and past collections experience. Such provisions are adjusted periodically to reflect actual and anticipated experience. The carrying amounts of trade receivables at the balance sheet date are disclosed in Note 12.

(iv) Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the Group-wide provision for income taxes. There are certain transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax issues based on the best estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recognised, such differences will impact the current and deferred income tax balances in the period in which such determination is made.

(v) Provisions

Provisions are recognised in accordance with the accounting policy in Note 2.19. To determine whether it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount can be made, the Group takes into consideration factors such as the existence of legal/contractual agreements, past historical experience, external advisors' assessments and other available information.

(vi) Share-based payments

Equity-settled share-based payments are measured at fair value at the date of grant or award. The assumptions used in the valuation models for determining fair values are set out in Note 32.

5. Revenue and Other Gains (Net)

	Note	Group 2009 US$'000	Group 2008 US$'000
Revenue from services rendered	(a)	6,515,578	9,285,125
Other miscellaneous gains (net):			
Net profit on disposal of property, plant and equipment		464	24,892
Net profit on disposal of subsidiaries		110	2,292
Net profit on disposal of available-for-sale financial asset		2	1,134
Amortisation of deferred income		396	5,200
Others		9,642	6,289
		10,614	39,807
Finance and investment income:			
Dividend income from available-for-sale financial asset		–	38
Interest income from deposits and interest bearing securities		5,632	4,813
Interest income from associated companies and joint ventures		–	589
Other interest income		1,557	3,617
Net foreign exchange gains		–	1,823
Fair value gains on cash flow hedges, transferred from equity – foreign exchange forward contracts		–	2,216
		7,189	13,096
Revenue and other gains (net)		6,533,381	9,338,028

Note:

(a) Included in revenue from services rendered was sublease rental income of US$15.0 million (2008: US$31.8 million).

The Group's business is organised and managed separately according to the nature of the services provided.

Please refer to Note 37, which presents revenue and operating results regarding operating segments for the financial years ended 25 December 2009 and 26 December 2008 and certain assets and liabilities information of the operating segments as at those dates.

6. Expenses by Nature

	Group	
	2009 US$'000	2008 US$'000
Depreciation of property, plant and equipment (Note 18)	280,042	262,264
Depreciation of investment properties (Note 19)	69	273
Amortisation of intangible assets (Note 21)	4,544	4,544
Net write-back of impairment in value of property, plant and equipment (Note 18)	(12)	(28)
Net (write-back)/provision for impairment of other non-current assets	(10)	36
Net provision for impairment of loans and non-trade debts to associated companies	–	28
Net provision/(write-back) of impairment of loans receivable	60	(627)
Net provision for impairment of trade and other receivables	6,765	10,461
Total depreciation, amortisation and impairment	291,458	276,951
Auditors' remuneration paid/payable to		
– auditors of the Company	1,427	1,546
– affiliates of auditors of the Company	1,146	1,217
– other auditors	37	37
Non-audit fees paid/payable to		
– auditors of the Company	412	163
– affiliates of auditors of the Company	65	326
Employee benefits [including US$Nil million (2008: US$0.3 million) fair value gains on cash flow hedges, transferred from equity: foreign exchange forward contracts] (Note 8)	475,698	621,690
Cost of inventories	1,099,676	1,698,488
Net write-off of inventories	971	360
Fair value (gains)/losses on cash flow hedges, transferred from equity		
– bunker swaps	(25,445)	37,004
– bunker call options	(127,880)	(9,540)
Fair value (gains)/losses on ineffective cash flow hedges		
– bunker call options	(1,267)	4,860
– bunker swaps	(683)	393
Premium on bunker call options	82,667	3,466
Total cost of inventories included in "cost of sales"	1,028,039	1,735,031
Global cargo transportation and logistics operating expenses	4,023,122	5,094,272
Fair value losses on cash flow hedges, transferred from equity		
– foreign exchange forward contracts	34,569	30,513
Total global cargo transportation and logistics operating expenses	4,057,691	5,124,785
Net foreign exchange (gains)/losses	(11,293)	26,497
Net provision for drydocking costs	1,433	4,274
Net provision for insurance, litigation and other claims [including US$3.6 million reimbursement written back (2008: US$4.5 million reimbursement)]	22,496	22,523
Net provision for onerous contracts	6,645	–
Rental expenses – operating leases	1,055,129	1,072,329
Others	247,280	286,517
Total	7,177,663	9,173,886
The above expenses consisted of:		
– Cost of sales	6,535,951	8,328,979
– Administrative expenses	611,712	694,182
– (Expenses written back)/Expenses relating to restructuring	(4,730)	71,684
– Other operating expenses	34,730	79,041
	7,177,663	9,173,886

7. Finance Expenses

	Group	
	2009 US$'000	2008 US$'000
Interest expense:		
– finance leases	19,889	4,113
– bank loans	22,089	23,833
– others	601	40
Total interest expense	42,579	27,986
Financing fees	9,321	5,819
Amortisation of deferred charges (Note 20)	1,957	1,141
Net foreign exchange losses	1,184	–
Fair value losses on fair value hedges		
– foreign exchange forward contracts	1,988	–
Premium on interest rate collars	2,236	–
	59,265	34,946

8. Employee Benefits

	Note	Group	
		2009 US$'000	2008 US$'000
Wages, salaries and bonus		425,887	486,535
Employer's contribution to defined contribution plans		31,072	35,452
Net benefit expense relating to defined benefit plans	(a)	23,081	18,228
Share-based compensation costs			
– equity-settled		6,335	11,737
Net (write-back)/provision for restructuring and termination costs		(11,210)	72,041
Fair value losses/(gains) on shares held by employee benefit trust		533	(2,030)
Fair value gains on cash flow hedges, transferred from equity			
– foreign exchange forward contracts		–	(273)
		475,698	621,690

Note:

(a) Total net benefit expense relating to defined benefit plans was US$29.6 million (Note 32b), of which US$23.1 million pertained to cost incurred during the year and US$6.5 million was provided as provision for restructuring and termination costs in the prior year.

Disclosures on employee benefits are found in Note 32.

9. Income Tax

(a) Income Tax Expense	Group 2009 US$'000	Group 2008 US$'000
Tax expense attributable to current financial year's results was made up of:		
Current income tax		
Singapore	5,358	6,330
Foreign	31,047	19,419
	36,405	25,749
Deferred income tax	(1,522)	14,701
	34,883	40,450
Under/(over) provision in respect of prior financial years:		
Current income tax	2,506	(125)
Deferred income tax	1,588	8,601
	38,977	48,926

The tax expense for the financial year differed from the amount that would arise using the Singapore standard rate of income tax due to the following factors:

	Group 2009 US$'000	Group 2008 US$'000
(Loss)/profit before income tax	(700,127)	137,189
Tax calculated at a tax rate of 17% (2008: 18%)	(119,022)	24,694
Effects of different tax rates in other countries	(34,001)	(29,145)
Exempt shipping losses	178,297	32,682
Income not subject to tax	(194)	(2,921)
Expenses not deductible for tax purposes	2,485	12,518
Incremental tax in certain foreign jurisdictions	6,215	2,688
Others	1,103	(66)
	34,883	40,450

During the financial year, the Singapore corporate tax rate was reduced from 18% to 17% for the year of assessment 2010 and onwards.

Subject to the business activities engaged by the entities and the jurisdictions in which these entities operate in, special tax rules may become applicable. For example, income arising from container shipping activities are subject to tonnage-based tax system in certain countries, under which the computation of taxable income is computed based on the tonnages of the qualifying vessel fleet.

9. Income Tax (continued)

(b) Deferred Income Taxes

Disclosure of deferred income tax effects related to each component of other comprehensive income:

Group

2009	Before tax US$'000	Tax credit US$'000	Net of tax US$'000
Cash flow hedges	140,355	1,326	141,681
Available-for-sale financial asset	(61)	22	(39)
Currency translation differences (excluding minority interest share of translation differences)	4,244	–	4,244
	144,538	1,348	145,886

2008	Before tax US$'000	Tax (expense) /credit US$'000	Net of tax US$'000
Cash flow hedges	(142,801)	(863)	(143,664)
Available-for-sale financial asset	(55)	20	(35)
Currency translation differences (excluding minority interest share of translation differences)	(1,773)	–	(1,773)
	(144,629)	(843)	(145,472)

Subject to fulfilling certain statutory requirements in its country of incorporation, an entity or a group of entities is allowed to carry forward unutilised tax losses to offset against its future taxable profits or income. Deferred income tax assets are recognised in the event that it is probable future taxable profits or income is available to realise the related tax benefits. As at 25 December 2009, the Group had unutilised tax losses of US$76.0 million (2008: US$62.9 million) that were not recognised as deferred income tax assets on the balance sheets. Except for an amount of US$58.3 million (2008: US$59.8 million), which would expire between 2021 and 2029 (2008: between 2011 and 2027), there was no time limit imposed on the utilisation of the remaining tax losses.

Movements in the Group's deferred income tax liabilities and assets (prior to offsetting of balances within the same tax jurisdiction) were as follows:

Group

Deferred income tax liabilities arising from:

As at 25 December 2009	Accelerated tax depreciation US$'000	Unremitted foreign sourced income US$'000	Business combination activities US$'000	Others US$'000	Total US$'000
Balance at beginning of financial year	36,144	11,947	7,338	10,104	65,533
Tax credited to					
– income statement	(6,646)	(941)	(204)	(3,905)	(11,696)
– equity	–	–	–	(1,948)	(1,948)
Foreign currency translation	–	(2)	–	4	2
Balance at end of financial year	29,498	11,004	7,134	4,255	51,891

As at 26 December 2008	Accelerated tax depreciation US$'000	Unremitted foreign sourced income US$'000	Business combination activities US$'000	Others US$'000	Total US$'000
Balance at beginning of financial year	39,636	11,736	7,450	4,772	63,594
Tax (credited)/charged to					
– income statement	(3,492)	211	(112)	4,194	801
– equity	–	–	–	1,681	1,681
Disposal of a subsidiary	–	–	–	(190)	(190)
Foreign currency translation	–	–	–	(353)	(353)
Balance at end of financial year	36,144	11,947	7,338	10,104	65,533

Deferred income tax liabilities arise from business combination activities when the cost of business combinations is allocated by recognising the identifiable assets acquired and/or liabilities assumed at their fair values, but no equivalent adjustment is made for tax purposes.

Group

Deferred income tax assets arising from:

As at 25 December 2009	Provisions US$'000	Unutilised tax losses and unabsorbed capital allowances US$'000	Leasing related activities US$'000	Others US$'000	Total US$'000
Balance at beginning of financial year	(16,526)	(6,659)	(5,466)	(15,593)	(44,244)
Tax charged to					
– income statement	2,867	4,806	1,808	2,281	11,762
– equity	–	–	–	600	600
Foreign currency translation	2	–	–	(33)	(31)
Balance at end of financial year	(13,657)	(1,853)	(3,658)	(12,745)	(31,913)

As at 26 December 2008	Provisions US$'000	Unutilised tax losses and unabsorbed capital allowances US$'000	Leasing related activities US$'000	Others US$'000	Total US$'000
Balance at beginning of financial year	(27,690)	(2,892)	(6,147)	(29,191)	(65,920)
Tax charged/(credited) to					
– income statement	11,136	(3,719)	681	14,403	22,501
– equity	–	–	–	(838)	(838)
Disposal of subsidiaries	26	–	–	–	26
Foreign currency translation	2	(48)	–	33	(13)
Balance at end of financial year	(16,526)	(6,659)	(5,466)	(15,593)	(44,244)

Deferred income tax assets from leasing related activities arise from deferred lease payables due to recognition of rental expense on a straight-line basis.

9. Income Tax (continued)

(b) Deferred Income Taxes (continued)

Company

Deferred income tax liabilities arising from unremitted foreign sourced income	2009 US$'000	2008 US$'000
Balance at beginning of financial year	11,449	11,310
Tax (credited)/charged to income statement	(510)	139
Balance at end of financial year	10,939	11,449

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, were shown in the balance sheets:

	Group		Company	
	2009 US$'000	2008 US$'000	2009 US$'000	2008 US$'000
Deferred income tax assets	(5,177)	(3,683)	–	–
Deferred income tax liabilities	25,155	24,972	10,939	11,449

10. Loss/Earnings Per Share

	Group	
	2009	2008 Restated
Net (loss)/profit after income tax attributable to equity holders (US$'000)	(740,809)	83,114
Weighted average number of ordinary shares outstanding during the year ('000)	2,051,035	1,469,625
Adjustment for the bonus element of Rights Issue ('000)	–	157,863
Weighted average number of ordinary shares in issue for basic loss/earnings per share ('000)	2,051,035	1,627,488
Adjustments for ('000)		
– share options	–	4,504
– performance shares	–	4,014
Weighted average number of ordinary shares for diluted loss/earnings per share ('000)	2,051,035	1,636,006

Basic loss/earnings per share is calculated by dividing the net loss/profit after income tax attributable to equity holders of the Company by the weighted average number of ordinary shares in issue (adjusted for shares held by employee benefit trust and treasury shares) during the financial year.

In the financial year ended 26 December 2008, for purposes of calculating diluted earnings per share, the weighted average number of ordinary shares in issue was adjusted to take into account the dilutive effect arising from the exercise of all outstanding share options granted to employees where such shares would be issued at a price lower than the fair value (average share price during the financial year) and the vesting of all outstanding performance shares awarded to key executives. The difference between the weighted average number of shares to be issued at the exercise prices under the options and the weighted average number of shares that would have been issued at the fair value based on the assumed proceeds from the issue of these shares were treated as ordinary shares issued for no consideration. The number of such shares issued for no consideration and the weighted average number of outstanding performance shares were added to the number of ordinary shares outstanding in the computation of diluted earnings per share. No adjustment was made to the net profit after income tax attributable to equity holders.

Share options and performance shares had been excluded from the calculation of diluted loss per share for the financial year ended 25 December 2009 as their effects would be anti-dilutive (i.e. loss per share would have been reduced in the event that share options or performance shares were exercised or vested). Thus, the diluted loss per share was the same as the basic loss per share for the financial year ended 25 December 2009.

Earnings per share for the financial year ended 26 December 2008 had been restated with the effects of the Rights Issue undertaken by the Company in 2009.

11. Cash and Cash Equivalents

	Group		Company	
	2009 US$'000	2008 US$'000	2009 US$'000	2008 US$'000
Fixed deposits	91,086	269,643	15,939	14,439
Demand deposits	52,548	73,003	–	–
Bank and cash balances	189,414	86,573	1,105	1,321
	333,048	429,219	17,044	15,760

	Group	
Summary of effect of disposal of subsidiaries on the Group's cash flow	2009 US$'000	2008 US$'000
Net assets disposed:		
Non-current assets	–	4,405
Current assets	–	1,054
Current liabilities	(110)	(2,917)
Non-current liabilities	–	(2,501)
Net attributable (liabilities)/assets disposed	(110)	41
Less: Minority interest	–	120
Add: Foreign currency translation reserve	–	(312)
	(110)	(151)
Net profit on disposal of subsidiaries	110	2,292
Net proceeds from disposal of subsidiaries	–	2,141
Less: Cash of subsidiaries disposed	–	(803)
Net cash inflow (net of transaction costs) from disposal of subsidiaries, net of cash disposed	–	1,338

12. Current Assets

	Note	Group 2009 US$'000	Group 2008 US$'000	Company 2009 US$'000	Company 2008 US$'000
(a) Trade and Other Receivables					
Trade receivables	(i)	737,752	720,977	–	–
Other receivables and recoverables	(i)	76,014	106,863	693	2,424
Amounts due from subsidiaries (non-trade)	(ii)	–	–	1,468,533	443,671
Loans to subsidiaries	(iii)	–	–	150,728	147,417
Loans receivable (Note 24)		637	632	602	603
Accrued interest receivables		315	234	63	92
		814,718	828,706	1,620,619	594,207

Amounts in the table above are stated net of impairment provision, if any.

Included in other receivables and recoverables of the Group as at 26 December 2008 was an amount of US$1.5 million due from a fellow subsidiary of the ultimate holding company. The amount was repaid during the financial year.

Notes:

(i) *Trade receivables, other receivables and recoverables*
Impairment loss on trade receivables and other receivables and recoverables amounting to US$6.8 million (2008: US$10.5 million) was recognised as an expense and included in "other operating expenses".

Trade receivables include the full freight revenue for voyages, which corresponds to the contractual rights stipulated in the standard Bill of Lading and is inclusive of the freight charges collectable at destination for Free on Board shipments that have not reached destination as at year end.

Details of the aging analysis of trade receivables are separately disclosed in Note 35.

(ii) *Amounts due from subsidiaries (non-trade)*
The non-trade balances with subsidiaries are unsecured, repayable on demand and interest free.

(iii) *Loans to subsidiaries*
The loans to subsidiaries are unsecured, repayable on demand and interest free.

(b) Other Current Assets

Other current assets of the Group amounting to US$70.5 million (2008: US$62.3 million) comprised prepaid charter-hire expenses, which are taken to the income statement on a straight-line basis over the charter-hire period. Also included in the Group's other current assets were prepayments, which are taken to the income statement as and when the associated economic benefits are utilised or expired.

Other current assets of the Company amounting to US$2.2 million (2008: US$1.7 million) comprised mainly prepayments and short-term deposits.

13. Derivative Financial Instruments

Group	Note	2009 Fair values Assets US$'000	2009 Fair values Liabilities US$'000	2008 Fair values Assets US$'000	2008 Fair values Liabilities US$'000
(a) Current					
Cash flow hedges					
– Bunker swaps	(i)	17,322	(1,422)	–	(56,110)
– Bunker call options	(ii)	70,526	–	2,082	–
– Foreign exchange forward contracts	(iii)	833	(8,322)	9,211	(38,629)
		88,681	(9,744)	11,293	(94,739)
(b) Non-current					
Cash flow hedges					
– Interest rate collars	(iv)	670	–	–	–
Total		89,351	(9,744)	11,293	(94,739)

Company	Note	2009 Fair values Assets US$'000	2009 Fair values Liabilities US$'000	2008 Fair values Assets US$'000	2008 Fair values Liabilities US$'000
(a) Current					
Non-hedging instruments					
– Foreign exchange forward contracts	(iii)	2,603	(2,603)	5,473	(5,473)

As at the balance sheet date, the non-hedging instruments balance relates to foreign exchange forward contracts which the Company entered into with financial institutions on behalf of its subsidiaries. From the perspective of the Group, these foreign exchange forward contracts qualify as hedging instruments as they hedge against the foreign exchange risks arising from the subsidiaries' operating expenses denominated in non-USD currencies.

For derivative financial instruments, the estimated amounts of fair values are obtained from a number of reputable financial institutions.

(i) Bunker swaps

Bunker swap contracts are contracts that allow the swap buyer to swap floating price to fixed price for bunker purchases. As at 25 December 2009, the notional amount of the outstanding bunker swap contracts was US$196.2 million (2008: US$90.7 million), with maturity dates of not more than one year.

(ii) Bunker call options

Bunker call option contracts are contracts that give the option buyer the right, but not the obligation, to buy bunker at pre-agreed prices. As at 25 December 2009, the notional amount of the outstanding bunker call option contracts was US$322.4 million (2008: US$41.8 million), with maturity dates of not more than one year.

(iii) Foreign exchange forward contracts

Foreign exchange forward contracts are contracts to buy or sell fixed amounts of currencies at agreed exchange rates for settlement on agreed future dates. As at 25 December 2009, the notional amount of the Group's outstanding foreign exchange forward contracts was US$591.4 million (2008: US$475.0 million) with maturity dates of not more than one year.

(iv) Interest rate collars

Interest rate collar contracts are contracts that protect the buyer against interest rates rising beyond a cap or ceiling rate but subject the buyer to paying interest at a floor or minimum rate. As at 25 December 2009, the notional amount of the outstanding interest rate collar contracts was US$350.0 million (2008: US$Nil million). The cap and floor rates for these interest rate collars are set at 3.5% per annum and 1.5% per annum respectively. These interest rate collar contracts will expire in July 2013.

14. Investments in Subsidiaries

	Company	
	2009	2008
	US$'000	US$'000
Unquoted equity shares, at cost	999,372	999,437
Provision for impairment in value	(4,677)	(4,742)
	994,695	994,695

As a global container shipping, terminals and logistics group, there are operations by subsidiaries in certain countries which impose foreign exchange controls such that payment of dividends declared or principal repayment in respect of foreign currency-denominated obligations is subject to the approval of the government authority. These operations are not significant to the Group or the Company.

Details of the significant subsidiaries of the Group are set out in Note 40.

A provision for impairment loss of US$Nil million (2008: US$0.3 million) was taken to the income statement in accordance with the Company's accounting policy (Note 2.12).

15. Investments in Associated Companies

	Group		Company	
	2009	2008	2009	2008
	US$'000	US$'000	US$'000	US$'000
Unquoted equity shares, at cost	23,178	15,605	1,287	1,287
Quoted equity shares, at cost	3,775	3,775	–	–
	26,953	19,380	1,287	1,287
Share of post-acquisition reserve:				
Balance at beginning of financial year	9,638	5,897	–	–
Share of post-acquisition reserve transferred to investments in joint ventures (Note 16)	–	(573)	–	–
Share of results after income tax	3,255	3,789	–	–
Dividends received	(442)	(437)	–	–
Foreign currency translation	812	962	–	–
Balance at end of financial year	13,263	9,638	–	–
Provision for impairment in value	–	–	(1,286)	(1,286)
	40,216	29,018	1	1

	Group	
	2009	2008
	US$'000	US$'000
Fair value of investment in an associated company for which there are published price quotations	20,735	6,637

The summarised financial information of the associated companies was as follows:

	Group	
	2009 US$'000	**2008 US$'000**
Revenue	301,055	226,184
Net profit after income tax	15,678	14,823
Total assets	289,448	214,342
Total liabilities	(107,331)	(93,152)

As a global container shipping, terminals and logistics group, there are operations by associated companies in certain countries which impose foreign exchange controls such that payment of dividends declared or principal repayment in respect of foreign currency-denominated obligations is subject to the approval of the government authority. These operations are not significant to the Group or the Company.

There are no significant associated companies in the Group.

16. Investments in Joint Ventures

	Group	
	2009 US$'000	**2008 US$'000**
Unquoted equity shares, at cost	17,881	17,881
Share of post-acquisition reserve:		
Balance at beginning of financial year	11,481	7,424
Share of post-acquisition reserve transferred from investments in associated companies (Note 15)	–	573
Share of results after income tax	165	4,194
Dividends received	(140)	(1,360)
Foreign currency translation	(205)	650
Balance at end of financial year	11,301	11,481
Provision for impairment in value	(2,075)	(2,075)
	27,107	27,287

The Group's share of results after income tax of the joint ventures was as follows:

	Group	
	2009 US$'000	**2008 US$'000**
Revenue	26,843	36,574
Cost of sales	(16,964)	(18,903)
Other expenses	(9,714)	(13,477)
Net profit after income tax	165	4,194

16. Investments in Joint Ventures (continued)

The Group's share of assets and liabilities of the joint ventures comprised:

	Group	
	2009 US$'000	2008 US$'000
Non-current assets	33,823	25,870
Current assets	19,668	36,389
Non-current liabilities	(11,593)	(12,882)
Current liabilities	(14,791)	(22,090)
Net assets	27,107	27,287

As a global container shipping, terminals and logistics group, there are operations by joint ventures in certain countries which impose foreign exchange controls such that payment of dividends declared or principal repayment in respect of foreign currency-denominated obligations is subject to the approval of the government authority. These operations are not significant to the Group.

There are no significant joint ventures in the Group.

17. Available-For-Sale Financial Assets

	Group	
	2009 US$'000	2008 US$'000
Balance at beginning of financial year	92	147
Fair value losses recognised in equity	(61)	(55)
Balance at end of financial year	31	92

The market value of quoted equity shares is determined by reference to the relevant stock exchange quoted bid price. The fair value of financial assets that are not traded in an active market is determined by using valuation techniques described in Note 2.23.

The fair values of the available-for-sale financial assets included the following:

	Group	
	2009 US$'000	2008 US$'000
Quoted equity shares		
– United States of America	31	92

The Group's quoted equity investments are listed on the NASDAQ Stock Exchange, whose fair value is determined directly by reference to the quoted bid price as at 24 December 2009. The carrying amount of the investments represents the maximum equity price risk exposure of the Group.

18. Property, Plant and Equipment

Group

2009	Vessels in operation US$'000	Assets under construction US$'000	Freehold land and buildings US$'000	Leasehold land and buildings US$'000	Plant & machinery and operating equipment US$'000	Computers and software US$'000	Others US$'000	Total US$'000
Cost								
Beginning of financial year	2,741,439	436,139	106,611	92,330	2,045,601	153,738	57,251	5,633,109
Additions	3,141	6,405	340	6,434	35,135	35,353	2,243	89,051
Additions via finance leases	78,229	–	–	–	–	2,770	–	80,999
Disposals	(11,010)	–	(34)	(6,617)	(72,675)	(12,507)	(8,868)	(111,711)
Reclassification	(113)	5,991	(5,918)	(252)	(1,017)	844	465	–
Foreign currency translation	–	–	2,656	692	1,425	1,600	70	6,443
End of financial year	2,811,686	448,535	103,655	92,587	2,008,469	181,798	51,161	5,697,891
Accumulated depreciation and accumulated impairment losses								
Beginning of financial year	1,145,672	–	7,920	61,665	643,779	88,708	42,729	1,990,473
Depreciation charged during the financial year (Note 6)	121,107	–	910	6,353	132,928	13,962	4,782	280,042
Impairment loss written back during the financial year (Note 6)	–	–	(12)	–	–	–	–	(12)
Disposals	(8,702)	–	(12)	(6,453)	(49,493)	(12,219)	(8,541)	(85,420)
Reclassification	–	–	–	(53)	(281)	348	(14)	–
Foreign currency translation	–	–	105	426	1,423	1,574	14	3,542
End of financial year	1,258,077	–	8,911	61,938	728,356	92,373	38,970	2,188,625
Net book value								
End of financial year	1,553,609	448,535	94,744	30,649	1,280,113	89,425	12,191	3,509,266

Others consisted of motor vehicles, office equipment, furniture, fixture and fittings.

18. Property, Plant and Equipment (continued)

Group

2008	Vessels in operation US$'000	Assets under construction US$'000	Freehold land and buildings US$'000	Leasehold land and buildings US$'000	Plant & machinery and operating equipment US$'000	Computers and software US$'000	Others US$'000	Total US$'000
Cost								
Beginning of financial year	2,448,874	244,708	97,002	93,670	1,590,075	120,077	55,325	4,649,731
Additions	57,854	191,431	116	4,961	573,960	44,774	5,953	879,049
Additions via finance leases	234,714	–	–	–	389	–	209	235,312
Disposals	(3)	–	(94)	(2,764)	(115,611)	(10,372)	(3,069)	(131,913)
Disposal of subsidiaries	–	–	–	(2,773)	–	(129)	(506)	(3,408)
Reclassification	–	–	–	(397)	33	(6)	370	–
Transfer from investment properties (Note 19)	–	–	10,431	–	–	–	–	10,431
Foreign currency translation	–	–	(844)	(367)	(3,245)	(606)	(1,031)	(6,093)
End of financial year	2,741,439	436,139	106,611	92,330	2,045,601	153,738	57,251	5,633,109
Accumulated depreciation and accumulated impairment losses								
Beginning of financial year	1,031,542	–	6,832	56,764	616,962	84,233	40,621	1,836,954
Depreciation charged during the financial year (Note 6)	114,130	–	866	6,922	120,407	14,796	5,143	262,264
Impairment loss written back during the financial year (Note 6)	–	–	(28)	–	–	–	–	(28)
Disposals	–	–	(36)	(1,451)	(93,376)	(9,790)	(2,801)	(107,454)
Disposal of subsidiaries	–	–	–	(306)	–	(74)	(247)	(627)
Reclassification	–	–	–	(41)	4	(2)	39	–
Transfer from investment properties (Note 19)	–	–	306	–	–	–	–	306
Foreign currency translation	–	–	(20)	(223)	(218)	(455)	(26)	(942)
End of financial year	1,145,672	–	7,920	61,665	643,779	88,708	42,729	1,990,473
Net book value								
End of financial year	1,595,767	436,139	98,691	30,665	1,401,822	65,030	14,522	3,642,636

Others consisted of motor vehicles, office equipment, furniture, fixture and fittings.

Company

2009	Vessel in operation US$'000	Vessels under construction US$'000	Freehold land and buildings US$'000	Leasehold land and buildings US$'000	Computers and software US$'000	Others US$'000	Total US$'000
Cost							
Beginning of financial year	50,346	417,962	283	2,644	4,268	8,210	483,713
Additions	–	–	–	102	301	27	430
Disposals	–	–	–	–	(481)	(438)	(919)
Reclassification	–	–	–	(22)	(4)	26	–
Transfer from a subsidiary	–	–	–	–	3	–	3
End of financial year	50,346	417,962	283	2,724	4,087	7,825	483,227
Accumulated depreciation and accumulated impairment losses							
Beginning of financial year	12,750	–	282	1,973	2,274	7,915	25,194
Depreciation charged during the financial year	2,691	–	13	262	718	193	3,877
Impairment loss written back during the financial year	–	–	(12)	–	–	–	(12)
Disposals	–	–	–	–	(463)	(438)	(901)
Transfer from a subsidiary	–	–	–	–	3	–	3
End of financial year	15,441	–	283	2,235	2,532	7,670	28,161
Net book value							
End of financial year	34,905	417,962	–	489	1,555	155	455,066

2008	Vessel in operation US$'000	Vessels under construction US$'000	Freehold land and buildings US$'000	Leasehold land and buildings US$'000	Computers and software US$'000	Others US$'000	Total US$'000
Cost							
Beginning of financial year	50,346	239,110	377	1,908	3,703	8,171	303,615
Additions	–	178,852	–	736	767	39	180,394
Disposals	–	–	(94)	–	(202)	–	(296)
End of financial year	50,346	417,962	283	2,644	4,268	8,210	483,713
Accumulated depreciation and accumulated impairment losses							
Beginning of financial year	10,025	–	331	1,195	1,905	7,048	20,504
Depreciation charged during the financial year	2,725	–	15	778	571	867	4,956
Impairment loss written back during the financial year	–	–	(28)	–	–	–	(28)
Disposals	–	–	(36)	–	(202)	–	(238)
End of financial year	12,750	–	282	1,973	2,274	7,915	25,194
Net book value							
End of financial year	37,596	417,962	1	671	1,994	295	458,519

Others consisted of motor vehicles, office equipment, furniture, fixture and fittings.

As at 25 December 2009 and 26 December 2008, the Company's vessel was chartered out to one of its subsidiaries.

18. Property, Plant and Equipment (continued)

(a) As at the balance sheet date, the net book value of vessels of the Group under finance lease agreements amounted to US$298.3 million (2008: US$231.5 million). Net book value of other property, plant and equipment under finance lease agreements as at 25 December 2009 amounted to US$2.9 million (2008: US$0.6 million).

Finance leases and instalment arrangements for acquisitions of property, plant and equipment are disclosed under Note 29 to the financial statements.

(b) As at the balance sheet date, the net book value of vessels of the Group charged by way of legal mortgages to banks for term loans (Note 26) amounted to US$88.7 million (2008: US$93.1 million). Net book value of other property, plant and equipment charged by way of legal mortgages to banks for term loans as at 25 December 2009 amounted to US$24.8 million (2008: US$23.0 million).

Securities provided by way of charges on vessels of the Group include assignments, in applicable circumstances, of insurance claims.

(c) Net borrowing costs of US$5.1 million (2008: US$12.6 million) and US$1.3 million (2008: US$Nil million), which arose on the financing arrangement specifically entered into for the construction of vessels and container depot respectively, were capitalised during the financial year.

(d) Certain vessels were chartered out to third parties under operating leases. The net book value of these vessels as at the balance sheet date was as follows:

	Group	
	2009 **US$'000**	**2008** **US$'000**
Cost	105,519	615,595
Accumulated depreciation	(60,174)	(294,531)
Net book value	45,345	321,064

The depreciation charge for vessels chartered out under operating leases in 2009 was US$3.9 million (2008: US$27.1 million).

19. Investment Properties

	Group	
	2009 US$'000	2008 US$'000
Cost		
Beginning of financial year	9,328	28,142
Disposal of subsidiaries	–	(7,347)
Transfer to property, plant and equipment (Note 18)	–	(10,431)
Foreign currency translation	262	(1,036)
End of financial year	9,590	9,328
Accumulated depreciation and accumulated impairment losses		
Beginning of financial year	281	6,794
Depreciation charged during the financial year (Note 6)	69	273
Disposal of subsidiaries	–	(5,811)
Transfer to property, plant and equipment (Note 18)	–	(306)
Foreign currency translation	10	(669)
End of financial year	360	281
Net book value		
End of financial year	9,230	9,047
Fair value	12,112	12,514

Investment properties represent the Group's interests in freehold land and buildings that are held for long-term rental yields and/or capital appreciation. The net book values as at 25 December 2009 and 26 December 2008 were relating to a property in Singapore.

The fair values of investment properties at the balance sheet date are determined by independent professional valuers.

Valuations are mainly based on two methods, namely the Direct Comparison Method and the Income Method. The Direct Comparison Method relies on the presence of market transactions to provide an indication of value. The Income Method estimates the present worth of the rights to future benefits, such as rental, to be derived from the ownership of a property.

Investment properties are leased to non-related parties under operating leases.

The following amounts were recognised in the income statement:

	Group	
	2009 US$'000	2008 US$'000
Rental income	777	1,169
Direct operating expenses (including repairs and maintenance) arising from investment properties that generated rental income	(223)	(891)

20. Deferred Charges

	Group		Company	
	2009 US$'000	2008 US$'000	2009 US$'000	2008 US$'000
Balance at beginning of financial year	3,245	4,213	45	–
Additions during the financial year	7,980	171	–	50
Amount amortised during the financial year (Note 7)	(1,957)	(1,141)	(10)	(5)
Foreign currency translation	–	2	–	–
Balance at end of financial year	9,268	3,245	35	45

Deferred charges relate to costs incurred in connection with long term financing facilities which are deferred and amortised on a straight-line basis over the tenure of the credit facilities.

21. Intangible Assets

Group

2009	System technology and software US$'000	Terminal berthing rights US$'000	License fee US$'000	Total US$'000
Cost				
Beginning of financial year	44,993	14,000	10,408	69,401
Additions	4,159	–	–	4,159
Disposals	(2,170)	–	–	(2,170)
Foreign currency translation	166	–	257	423
End of financial year	47,148	14,000	10,665	71,813
Accumulated amortisation and accumulated impairment losses				
Beginning of financial year	36,296	3,092	784	40,172
Amount amortised during the financial year (Note 6)	3,287	724	533	4,544
Disposals	(2,170)	–	–	(2,170)
Foreign currency translation	56	–	69	125
End of financial year	37,469	3,816	1,386	42,671
Net book value				
End of financial year	9,679	10,184	9,279	29,142

Group

2008	System technology and software US$'000	Terminal berthing rights US$'000	License fee US$'000	Total US$'000
Cost				
Beginning of financial year	56,521	14,000	12,678	83,199
Additions	2,975	–	–	2,975
Disposals	(14,477)	–	–	(14,477)
Foreign currency translation	(26)	–	(2,270)	(2,296)
End of financial year	44,993	14,000	10,408	69,401
Accumulated amortisation and accumulated impairment losses				
Beginning of financial year	47,534	2,368	370	50,272
Amount amortised during the financial year (Note 6)	3,249	724	571	4,544
Disposals	(14,477)	–	–	(14,477)
Foreign currency translation	(10)	–	(157)	(167)
End of financial year	36,296	3,092	784	40,172
Net book value				
End of financial year	8,697	10,908	9,624	29,229

Company

	System technology and software	
	2009 US$'000	2008 US$'000
Cost		
Beginning of financial year	890	888
Additions	–	2
Disposals	(117)	–
End of financial year	773	890
Accumulated amortisation and accumulated impairment losses		
Beginning of financial year	783	747
Amount amortised during the financial year	29	36
Disposals	(117)	–
End of financial year	695	783
Net book value		
End of financial year	78	107

21. Intangible Assets (continued)

Amortisation of intangible assets included in the income statement were categorised as follows:

	Group	
	2009 US$'000	2008 US$'000
Cost of sales	533	571
Other operating expenses	4,011	3,973
Total (Note 6)	4,544	4,544

22. Goodwill Arising on Consolidation

	Group	
	2009 US$'000	2008 US$'000
Balance at beginning of financial year	129,095	121,454
Acquisition of interests	–	7,641
Balance at end of financial year	129,095	129,095
Cost	300,270	300,270
Accumulated impairment losses	(171,175)	(171,175)
Net book value	129,095	129,095

Impairment test for goodwill

Goodwill is allocated to the Group's CGUs identified within the operating segments.

A segment-level summary of the goodwill allocation was presented below.

		Group	
	Note	2009 US$'000	2008 US$'000
Container Shipping	(a)	92,802	92,802
Logistics	(b)	8,059	8,059
Terminals	(c)	28,234	28,234
Net book value		129,095	129,095

(a) *Container Shipping*

The recoverable amount of the container shipping business is determined based on value-in-use calculations. These calculations use discounted cash flow projections based on financial budgets approved by management covering a five-year period.

Cash flows beyond the five-year period are forecasted after considering factors like general market conditions, macroeconomic cycle, industry-specific and other relevant information. The terminal value of container shipping business is computed based on Gordon's growth methodology using an estimated growth rate of 2% per annum. The growth rate does not exceed the long-term average growth rate for the industry in which the container shipping business operates.

The weighted average cost of capital ('WACC') of 9.50% per annum is used to determine the recoverable amount of the container shipping business. The cost of equity component of WACC is derived using the capital asset pricing model.

(b) *Logistics*

Goodwill for the logistics business relates to the global logistics business segment which comprises forwarding, consolidation and deconsolidation. Global logistics services are performed through a network of Logistics entities around the world.

The impairment test for goodwill is based on the recoverable amount of the global logistics business. This is determined using value-in-use calculations based on discounted cash flow projections of financial budgets approved by management covering a five-year period.

Cash flows beyond the five-year period are forecasted after considering factors like general market conditions, macroeconomic cycle, industry-specific and other relevant information. The terminal value of the global logistics business is computed based on Gordon's growth methodology using a conservative growth rate of 3% per annum. The estimated growth rate does not exceed the long-term average growth rate for the industry in which the global logistics business operates.

The WACC of 11.94% per annum is used to determine the recoverable amount of the global logistics business. The cost of equity component of WACC is derived using the capital asset pricing model.

(c) *Terminals*

The recoverable amount of the terminals business is determined based on value-in-use calculations. These calculations use discounted cash flow projections based on financial budgets approved by management covering a five-year period.

Cash flows beyond the five-year period are forecasted after considering factors like general market conditions, macroeconomic cycle, industry-specific and other relevant information. The terminal value of terminals business is computed based on Gordon's growth methodology using an estimated growth rate of 2% per annum. The growth rate does not exceed the long-term average growth rate for the industry in which the terminals business operates.

The WACC of 9.50% per annum is used to determine the recoverable amount of the terminals business. The cost of equity component of WACC is derived using the capital asset pricing model.

23. Other Non-current Assets

	Note	Group 2009 US$'000	Group 2008 US$'000	Company 2009 US$'000	Company 2008 US$'000
Loans receivable (net of impairment provision) (Note 24)		2,006	2,578	1,719	2,295
Long term deposits		14,655	13,898	–	–
Net defined benefit pension plan assets (Note 32)		22,226	17,632	–	–
Other long-term investments	(a)	13,952	12,189	–	–
Insurance recoverables		23,697	32,762	–	–
Others		689	1,671	–	–
		77,225	80,730	1,719	2,295

Note:

(a) Other long-term investments are not financial assets and do not fall under the categories described in FRS 39.

24. Loans Receivable

	Group 2009 US$'000	Group 2008 US$'000	Company 2009 US$'000	Company 2008 US$'000
Loans receivable	6,800	6,162	6,478	5,850
Provision for impairment loss	(4,157)	(2,952)	(4,157)	(2,952)
	2,643	3,210	2,321	2,898
Amount receivables within 12 months (Note 12)	(637)	(632)	(602)	(603)
Amount receivables after 12 months (Note 23)	2,006	2,578	1,719	2,295

25. Current Liabilities

	Note	Group 2009 US$'000	Group 2008 US$'000	Company 2009 US$'000	Company 2008 US$'000
(a) Trade and Other Payables					
Trade payables		242,069	162,982	18,710	9,890
Accrued operating expenses		722,912	823,600	17,369	16,477
Accrued interest payable		4,449	12,940	–	910
Sundry payables		39,633	66,012	1,313	618
Amounts due to subsidiaries (non-trade)	(i)	–	–	91,586	103,161
Dividend payable		855	944	855	824
		1,009,918	1,066,478	129,833	131,880

Note:

(i) The amounts due to subsidiaries (non-trade) are unsecured, repayable on demand and interest free.

Included in trade payables and accrued operating expenses of the Group were US$14.8 million (2008: US$8.4 million) and US$0.2 million (2008: US$0.3 million) due to fellow subsidiaries of the ultimate holding company and a joint venture respectively. These balances were trade in nature.

(b) Other Current Liabilities

Other current liabilities relate to deferred revenue, which arises from the percentage-of-completion method for revenue recognition.

26. Borrowings

		Note	Group 2009 US$'000	Group 2008 US$'000	Company 2009 US$'000	Company 2008 US$'000
(a)	**Current**					
	Secured:					
	Bank borrowings	(i)	11,485	6,507	–	–
	Finance lease liabilities (Note 29)		8,314	4,789	–	–
			19,799	11,296	–	–
	Unsecured:					
	Bank borrowings	(ii)	1,176	74,087	–	60,000
	Loans from subsidiaries	(iii)	–	–	710	1,126
			1,176	74,087	710	61,126
	Total current borrowings		20,975	85,383	710	61,126
(b)	**Non-current**					
	Secured:					
	Bank borrowings	(i)	95,541	105,866	–	–
	Finance lease liabilities (Note 29)		298,226	227,467	–	–
			393,767	333,333	–	–
	Unsecured:					
	Bank borrowings	(ii)	430,000	731,580	–	31,580
	Senior Debentures due 2024	(iv)	95,064	94,349	–	–
			525,064	825,929	–	31,580
	Total non-current borrowings		918,831	1,159,262	–	31,580
	Total borrowings		939,806	1,244,645	710	92,706

Certain comparative figures have been reclassified to conform with the current year's presentation. For the financial year ended 26 December 2008, unsecured bank loans of US$382 million and US$32 million for the Group and the Company respectively were reclassified from current liabilities to non-current liabilities, after taking into consideration the expected timing of repayments as well as the contractual final maturity dates of the borrowings.

Notes:

(i) *Secured bank borrowings*
The loans are secured mainly on vessels (Note 18) and repayable in instalments pursuant to their respective loan agreements.

(ii) *Unsecured bank borrowings*
These loans are repayable either upon maturity of contracts, or in instalments pursuant to their respective loan agreements and their expected timing of repayments.

(iii) *Loans from subsidiaries*
The loans from subsidiaries are unsecured, interest free and repayable on demand.

(iv) *Senior Debentures due 2024*
A subsidiary of the Company, APL Limited, issued 8% Senior Debentures in 1994. Coupon payments are due semi-annually. The Senior Debentures have an effective interest rate of 10.60% (2008: 10.60%) per annum. The agreement on the Senior Debentures contains, among other restrictions, a covenant that limits APL Limited's ability to allow liens on assets.

26. Borrowings (continued)

(c) Carrying amounts and fair values information

The fair values of borrowings at the balance sheet date are based on expected future cash flows, discounted using borrowing rates which would be available to the Group at the balance sheet date, or where obtainable, an estimate from reputable financial institutions.

The following fair values are for information purposes only and were not recognised in the financial statements.

The estimated fair values of the Group's and the Company's borrowings approximated their carrying amounts as shown in the balance sheets except for certain borrowings disclosed as follows:

	Carrying amounts		Fair values	
Group	**2009 US$'000**	**2008 US$'000**	**2009 US$'000**	**2008 US$'000**
Senior Debentures due 2024	95,064	94,349	93,180	78,038

(d) Maturity profile of borrowings

The current borrowings were repayable within the next 12 months.

The maturity profiles of non-current borrowings of the Group and the Company were as follows:

Group

As at 25 December 2009	**Secured bank loans US$'000**	**Unsecured bank loans US$'000**	**Secured finance lease liabilities US$'000**	**Total US$'000**
Amount repayable in:				
2011	11,044	–	8,260	19,304
2012	12,031	–	7,559	19,590
2013	13,058	400,000	8,006	421,064
2014	12,422	30,000	8,514	50,936
Thereafter	46,986	95,064	265,887	407,937
	95,541	525,064	298,226	918,831

As at 26 December 2008	**Secured bank loans US$'000**	**Unsecured bank loans US$'000**	**Secured finance lease liabilities US$'000**	**Total US$'000**
Amount repayable in:				
2010	11,359	–	5,097	16,456
2011	10,915	–	5,405	16,320
2012	11,883	21,780	5,715	39,378
2013	12,890	409,800	6,051	428,741
Thereafter	58,819	394,349	205,199	658,367
	105,866	825,929	227,467	1,159,262

The bank loans were secured mainly on vessels, and the finance lease liabilities were secured mainly on vessels, equipment and motor vehicles.

Company

As at 26 December 2008	Unsecured bank loans US$'000
Amount repayable in:	
2012	21,780
2013	9,800
	31,580

(e) **Effective interest rates**

The effective interest rates of the Group as at 25 December 2009 and 26 December 2008 were as follows:

	Group	
	2009 %	2008 %
Secured loans	0.75 – 8.50	3.53 – 8.50
Unsecured loans	0.65 – 7.28	2.34 – 17.75[15]
Senior Debentures due 2024	10.60	10.60
Finance lease liabilities	2.16 – 15.75[16]	2.16 – 15.75[16]

15 The unsecured loan with effective interest rate of 17.75% was related to an Indian Rupee loan. Its effective interest rate approximated the market interest rate. The loan had been fully repaid in 2009.

16 The finance lease liability with effective interest rate of 15.75% relates to a lease for motor vehicle, which will mature in March 2010.

The exposure of borrowings of the Group to interest rate changes and the periods in which the borrowings "repriced" or mature, whichever is earlier, were as follows:

	Group	
	2009 US$'000	2008 US$'000
Variable rates		
– Repriced within one year	504,069	872,084
Fixed rates		
– Mature within one year	12,069	17,772
– Mature between two to five years	50,345	38,507
– Mature after five years	373,323	316,282
	939,806	1,244,645

The effective interest rates of unsecured bank borrowings of the Company as at 26 December 2008 ranged from 3.20% to 4.18%, which will be repriced within one year.

27. Provisions

		Note	Group 2009 US$'000	Group 2008 US$'000	Company 2009 US$'000	Company 2008 US$'000
(a)	**Current**					
	Provision for restructuring and termination costs	(i)	31,997	68,441	9	330
	Provision for drydocking costs	(ii)	4,217	947	–	–
	Provision for insurance, litigation and other claims	(iii)	37,999	31,545	–	–
	Provision for onerous contracts – leased premises	(iv)	2,141	–	–	–
			76,354	100,933	9	330
(b)	**Non-current**					
	Provision for drydocking costs	(ii)	–	905	–	–
	Provision for net defined benefit pension plan obligations (Note 32)		46,944	44,273	–	–
	Provision for insurance, litigation and other claims	(iii)	63,099	71,599	–	–
	Provision for onerous contracts – leased premises	(iv)	4,821	–	–	–
	Provision for obligations in associated companies	(v)	11,183	10,531	–	–
			126,047	127,308	–	–

Notes:

(i) *Movements in provision for restructuring and termination costs were as follows:*	Group 2009 US$'000	Group 2008 US$'000	Company 2009 US$'000	Company 2008 US$'000
Balance at beginning of financial year	68,441	5,035	330	370
Provision made during the financial year	8,963	73,192	376	517
Provision utilised during the financial year	(25,565)	(9,084)	(697)	(319)
Provision written back during the financial year	(20,173)	(755)	–	(251)
Foreign currency translation	331	53	–	13
Balance at end of financial year	31,997	68,441	9	330

Restructuring and termination provisions relate mainly to employee termination payments and lease termination penalties. They are recognised in the financial year in which the Group has a legal and constructive obligation to pay. Costs related to the on-going activities of the Group are not provided in advance.

	Group	
	2009	2008
(ii) Movements in provision for drydocking costs were as follows:	US$'000	US$'000
Balance at beginning of financial year	1,852	1,756
Provision made during the financial year	2,365	4,274
Provision utilised during the financial year	–	(4,178)
Balance at end of financial year	4,217	1,852

Provisions for drydocking costs relate to the estimated liability for future drydocking of vessels on operating leases at the balance sheet date where the Group has a legal/contractual obligation to arrange these vessels for drydocking. These provisions are calculated based on past historical experience of the level of repairs and replacement required.

	Group	
	2009	2008
(iii) Movements in provision for insurance, litigation and other claims were as follows:	US$'000	US$'000
Balance at beginning of financial year	103,144	104,291
Provision made during the financial year	19,938	28,517
Provision utilised during the financial year	(21,302)	(25,747)
Provision written back during the financial year	(1,030)	(1,517)
Foreign currency translation	348	(2,400)
Balance at end of financial year	101,098	103,144

Other than the provisions made above, the Group may be liable for vessel damages, litigation and other claims in connection with its operational activities. Based on the advice by the Group's and/or external legal counsel, management believes that the Group is not liable under such claims, and/or that it is not possible to estimate the amount of additional losses, if any, that might result from adverse judgements against the Group.

	Group	
	2009	2008
(iv) Movements in provision for onerous contracts – leased premises were as follows:	US$'000	US$'000
Balance at beginning of financial year	–	–
Provision made during the financial year	7,676	–
Provision utilised during the financial year	(714)	–
Balance at end of financial year	6,962	–

Arising from the restructuring activities that the Group undertook, provision was made for onerous contracts relating to leased premises, estimated based on the extent to which unavoidable costs of meeting the obligations under the non-cancellable lease contracts exceed the economic benefits expected to be received under them.

27. Provisions (continued)

(v) Movements in provision for obligations in associated companies were as follows:	Group	
	2009 US$'000	**2008 US$'000**
Balance at beginning of financial year	10,531	11,010
Provision written back during the financial year	–	(10)
Foreign currency translation	652	(469)
Balance at end of financial year	11,183	10,531

Provisions for obligations in associated companies relate to additional losses provided for to the extent that the Group has to satisfy obligations of the associated companies that the Group has guaranteed or otherwise committed.

28. Other Non-current Liabilities

	Group	
	2009 US$'000	**2008 US$'000**
Deferred lease payables	49,445	50,239
Others	22,033	24,642
	71,478	74,881

Payments made under operating leases (net of any incentives received from the lessors) are recognised in the income statement on a straight-line basis over the period of the leases. The difference between the actual lease payment and the amount taken to the income statement is capitalised as deferred lease payables.

Deferred lease payables are amortised and taken to the income statement on a straight-line basis over the remaining tenure of the lease.

29. Finance Lease Liabilities

Finance lease liabilities were related mainly to vessels, equipment and motor vehicles acquired under finance leases.

As at 25 December 2009

Future Lease Payments	**Group US$'000**
Amount repayable in one year or less	28,616
Amount repayable in:	
2011	27,987
2012	26,759
2013	26,686
2014	26,645
Thereafter	433,511
Minimum lease payments	570,204
Less: Future finance charges	(263,664)
Total finance lease liabilities	306,540
Representing finance lease liabilities:	
Not later than one year (Note 26)	8,314
Later than one year but not later than five years (Note 26)	32,339
Later than five years (Note 26)	265,887
Total finance lease liabilities	306,540

As at 26 December 2008

Future Lease Payments	**Group US$'000**
Amount repayable in one year or less	20,195
Amount repayable in:	
2010	20,180
2011	20,151
2012	20,081
2013	20,025
Thereafter	343,164
Minimum lease payments	443,796
Less: Future finance charges	(211,540)
Total finance lease liabilities	232,256
Representing finance lease liabilities:	
Not later than one year (Note 26)	4,789
Later than one year but not later than five years (Note 26)	22,268
Later than five years (Note 26)	205,199
Total finance lease liabilities	232,256

These leases terminate at various dates and the lease agreements provide options to purchase the leased assets at specified values.

30. Share Capital, Treasury Shares and Shares Held by Employee Benefit Trust

	Number of shares			Amount		
	Issued share capital	Treasury shares	Shares held by employee benefit trust	Share capital US$'000	Treasury shares US$'000	Shares held by employee benefit trust US$'000
2009						
Balance at beginning of financial year	1,472,706,789	(1,726,717)	(1,188,058)	845,379	(5,216)	(1,413)
Issue of shares	1,105,135,048	–	–	988,241	–	–
Share issue expenses	–	–	–	(23,000)	–	–
Employee equity compensation schemes – new shares issued	2,783,133	–	–	4,859	–	–
Purchase of shares by employee benefit trust	–	–	(1,461,000)	–	–	(1,566)
Sale of nil-paid rights by employee benefit trust	–	–	–	–	–	225
Purchase of Rights Shares by employee benefit trust	–	–	(254,793)	–	–	(235)
Balance at end of financial year	2,580,624,970	(1,726,717)	(2,903,851)	1,815,479	(5,216)	(2,989)
2008						
Balance at beginning of financial year	1,469,941,544	(2,226,334)	(790,058)	840,738	(6,926)	(610)
Employee equity compensation schemes – new shares issued	2,765,245	–	–	4,641	–	–
– treasury shares re-issued	–	773,617	–	–	2,331	–
Purchase of treasury shares	–	(274,000)	–	–	(621)	–
Purchase of shares by employee benefit trust	–	–	(398,000)	–	–	(786)
Currency translation difference	–	–	–	–	–	(17)
Balance at end of financial year	1,472,706,789	(1,726,717)	(1,188,058)	845,379	(5,216)	(1,413)

All issued shares are fully paid.

The holders of ordinary shares (except treasury shares) are entitled to receive dividends as and when declared by the Company. All ordinary shares (except treasury shares) carry one vote per share.

(a) *Renounceable underwritten rights issue*

On 2 June 2009, the Company announced a proposed renounceable underwritten rights issue (the 'Rights Issue'), pursuant to which 1,105,135,048 new ordinary shares in the capital of the Company (the 'Rights Shares') were issued at an issue price of S$1.30 for each Rights Share, on the basis of three Rights Shares for every four existing ordinary shares of the Company held by shareholders as at the books closure date (19 June 2009). The Rights Shares were alloted and issued on 16 July 2009.

The newly issued Rights Shares rank pari passu in all respects with the previously issued shares.

Of the net proceeds from the Rights Issue of approximately US$960 million, the Company had utilised US$925 million for the repayment of bank borrowings of the Group and the remaining US$35 million had been used for working capital. When opportunities arise, the proceeds will be re-deployed for investment purposes. The utilisation is in accordance with the intended use of the net proceeds.

(b) *Share options and performance shares*
During the financial year, the Company issued 71,000 and 249,807 (2008: 1,159,327) new ordinary shares to the participants of the NOL SOP who exercised their options to purchase ordinary shares at the subscription price of S$1.15 and S$1.05 (2008: S$2.06 to S$3.32) per share respectively.

During the financial year, 2,462,326 (2008: 1,605,918) new ordinary shares were issued to fulfil the Company's obligation under the NOL PSP.

The newly issued shares rank pari passu in all respects with the previously issued shares.

(c) *Treasury shares*
During the financial year, no shares were purchased for the purposes of fulfilling the Company's obligations under the NOL SOP and NOL PSP. In addition, no treasury shares were re-issued by the Company pursuant to the NOL SOP and NOL PSP.

During the financial year ended 26 December 2008, the Company purchased a total of 274,000 treasury shares. The shares were purchased by way of market acquisitions at prices ranging from S$3.11 to S$3.15 per share and the total consideration paid was US$621,297, including transaction costs. The share purchases were made out of the Company's capital and held as treasury shares for the purposes of fulfilling the Company's obligations under the NOL SOP and NOL PSP. In addition, the Company re-issued 18,000 treasury shares at purchase price of S$4.56 per share pursuant to the NOL SOP at an exercise price of S$2.20 per share, for share options granted on 13 March 2006 and re-issued 755,617 treasury shares at purchase prices of S$4.31 to S$4.87 per share pursuant to the NOL PSP.

(d) *Shares held by employee benefit trust*
The Company has set up an employee benefit trust fund whose purpose is to purchase and hold the Company's shares acquired from the Singapore Exchange for issuance of units to employees under the Staff Share Ownership Scheme.

31. Dividends

	Group and Company	
	2009	**2008**
	US$'000	**US$'000**
Ordinary dividends paid		
Final tax exempt (one-tier) dividend of 4.00 Singapore cents per share paid in respect of the financial year 2008 (2007: 10.00 Singapore cents per share)	39,246	108,759
Interim tax exempt (one-tier) dividend of Nil Singapore cents per share paid in respect of the financial year 2009 (2008: 4.00 Singapore cents per share)	–	42,518
	39,246	151,277

32. Employee Benefits

(a) Equity Compensation Benefits

The Group offers the following employee equity compensation plans:
(i) Employee Share Option Plan
(ii) Performance Share Plan
(iii) Staff Share Ownership Scheme

(i) *Employee Share Option Plan*

Share options under the NOL SOP are granted to Directors and employees of the Group. The grant of SOP to Non-Executive Directors had ceased with effect from the financial year ended 28 December 2007. The exercise price of the options is determined at the average closing market price of the shares for the three trading days immediately preceding the grant date. Individual awards to employees take into consideration the job level, performance and leadership potential of the employee. Pursuant to the terms of the NOL SOP, share options will vest after a specified number of years from the grant date.

32. Employee Benefits (continued)

(a) Equity Compensation Benefits (continued)

(i) *Employee Share Option Plan (continued)*

Details of options granted, exercised and cancelled under the NOL SOP during the financial year ended 25 December 2009 were as follows:

Share Options	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	Total
Date option granted	31/12/04	31/12/04	13/3/06[19]	13/3/06[19]	12/3/07[20]	12/3/07[20]	22/2/08[21]	20/2/09[22]	
Exercise period									
From	31/12/05	31/12/05	13/3/07	13/3/07	12/3/08	12/3/08	22/2/09	20/2/10	
To	30/12/09	30/12/14	12/3/11	12/3/16	11/3/12	11/3/17	21/2/18	19/2/19	
Exercise price per option									
– Before Rights Issue	S$2.06[17]	S$2.06[17]	S$2.20	S$2.20	S$3.32	S$3.32	S$3.62	S$1.15	
– After Rights Issue[18]	S$1.96	S$1.96	S$2.10	S$2.10	S$3.22	S$3.22	S$3.52	S$1.05	
Number of options outstanding as at 27 December 2008	449,000	4,580,500	549,667	14,299,700	384,000	6,302,334	8,947,000	–	35,512,201
During the financial year									
– Options granted	–	–	–	–	–	–	–	17,438,000	17,438,000
– Options granted pursuant to Rights Issue[18]	49,390	264,506	51,675	680,204	43,398	220,182	188,502	443,844	1,941,701
– Options exercised	–	–	–	–	–	–	–	(320,807)[23]	(320,807)
– Options cancelled	–	(467,040)	–	(1,406,912)	–	(719,755)	(1,040,486)	(488,430)	(4,122,623)
Balance as at 25 December 2009	498,390	4,377,966	601,342	13,572,992	427,398	5,802,761	8,095,016	17,072,607	50,448,472

No share options will be granted in 2010 for the financial year ended 25 December 2009.

17 In accordance with the modified rules of the NOL SOP approved by shareholders at the Extraordinary General Meeting held on 3 January 2006 and the advice of the independent financial advisor, the exercise price of the outstanding share options under the NOL SOP was reduced by S$0.92 to S$2.06 as a result of the capital reduction and cash distribution exercise.

18 In accordance with the rules of the NOL SOP and the advice of the independent financial advisor, adjustments had been made to the exercise prices and the number of shares comprised in the outstanding share options under the NOL SOP as a result of the Rights Issue. Exercise prices of the outstanding share options were reduced by S$0.10 except for 1,226,000 share options granted to a Director. An additional 1,941,701 share options at the revised exercise prices were granted under the NOL SOP.

19 From the date of grant, one-third of the share options granted have each vested on 13 March 2007, 13 March 2008 and 13 March 2009.

20 From the date of grant, one-third of the share options granted have each vested on 12 March 2008 and 12 March 2009. The remaining one-third will vest on 12 March 2010.

21 From the date of grant, one-third of the share options granted have each vested on 22 February 2009 and 22 February 2010. The remaining one-third will vest on 22 February 2011.

22 From the date of grant, one-third of the share options granted have vested on 20 February 2010. One-third will vest on 20 February 2011 and the remaining one-third will vest on 20 February 2012.

23 Relate to share options that were early exercised by employees whose unvested share options were accelerated.

Out of the outstanding options of 50,448,472 (2008: 35,512,201), 25,899,294 (2008: 16,040,338) options were exercisable as at 25 December 2009. For the options exercised during the financial year, the weighted average price at the date of exercise was S$1.64 (2008: S$3.62) per share.

The fair values of NOL share options granted on 20 February 2009 were determined using the Trinomial valuation model. The significant inputs into the model and the fair values determined were:

Employee Share Option Plan

Options granted with contractual life of 10 years			
Vesting date	20 February 2010	20 February 2011	20 February 2012
Expected life	5.5 years	6.0 years	6.5 years
Weighted average share price	S$0.91	S$0.91	S$0.91
Exercise price	S$1.15[24]	S$1.15[24]	S$1.15[24]
Expected dividend yield	2.38%	2.68%	2.95%
Risk-free rate	1.25%	1.36%	1.48%
Volatility	50.0%[25]	49.0%[25]	49.0%[25]
Weighted average fair value per share option	S$0.31[24]	S$0.31[24]	S$0.32[24]

[24] In accordance with the rules of the NOL SOP and the advice of the independent financial advisor, adjustments had been made to the exercise prices and the number of shares comprised in the outstanding share options under the NOL SOP as a result of the Rights Issue. Exercise prices of the outstanding share options were reduced by S$0.10 except for 1,226,000 share options granted to a Director. An additional 1,941,701 share options at the revised exercise prices were granted under the NOL SOP. The exercise price and fair value per share option reflected here are the exercise price and fair value per share option before adjustment.

[25] The expected share price volatility for options that vest on 20 February 2010, 20 February 2011 and 20 February 2012 is determined with reference to a statistical analysis of the continuously compounded daily rates of return on the shares 5.5 years, 6.0 years and 6.5 years prior to the date of grant respectively.

32. Employee Benefits (continued)

(a) Equity Compensation Benefits (continued)

(ii) Performance Share Plan

Performance shares are awarded to key executives conditional upon the Group meeting or exceeding a prescribed financial target condition during the performance period, and also conditional on the participants meeting their performance conditions. Pursuant to the terms of the NOL PSP, performance shares will vest after a specified number of years from the end of the performance period. Details of performance shares awarded, vested and cancelled during the financial year ended 25 December 2009 were as follows:

Performance Shares	(a)	(b)	(c)	(d)	(e)	Total
Performance period						
From	01/01/05	31/12/05	30/12/06	29/12/07	27/12/08	
To	30/12/05[27]	29/12/06[28]	28/12/07[29]	26/12/08[30]	25/12/09[30]	
Number of shares outstanding as at 27 December 2008	1,190,348	1,171,356	2,059,000	–	–	4,420,704
During the financial year						
– Shares awarded pursuant to Rights Issue[26]	–	37,917	90,024	–	–	127,941
– Shares vested	(1,190,348)	(585,667)	(686,311)	–	–	(2,462,326)
– Shares cancelled	–	(44,000)	(86,668)	–	–	(130,668)
Balance as at 25 December 2009	–	579,606	1,376,045	–	–	1,955,651

[26] In accordance with the rules of the NOL PSP and the advice of the independent financial advisor, an additional 127,941 shares were awarded under the NOL PSP to holders of the outstanding shares as a result of the Rights Issue.

[27] From the end of the performance period, one-third of the performance shares awarded have each vested on 2 January 2007, 2 January 2008 and 2 January 2009.

[28] From the end of the performance period, one-third of the performance shares awarded have each vested on 2 January 2008, 2 January 2009 and 2 January 2010.

[29] From the end of the performance period, one-third of the performance shares awarded have each vested on 2 January 2009 and 2 January 2010. The remaining one-third will vest on 2 January 2011.

[30] No performance shares for the performance periods from 29 December 2007 to 26 December 2008 and from 27 December 2008 to 25 December 2009 had been awarded in 2009 or will be awarded in 2010 respectively as the prescribed financial target conditions were not met during the performance periods.

(iii) Staff Share Ownership Scheme

The Group offers the Staff Share Ownership Scheme to all eligible Singapore employees. Certain companies in the Group will make corresponding contributions of S$0.50 for every S$1.00 contributed by the employees, up to a maximum of S$250 per month for each employee. All contributions collected will be credited to an employee benefit trust fund which will be used to buy the shares of the Company for issuance of units to the employees. Cash is paid to employees when they exercise the right to redeem the units or upon full withdrawal from the scheme, which may occur whilst in employment or on their last day of service with the Group. The redemption of units or withdrawal from the scheme is subject to the terms and conditions under the Staff Share Ownership Scheme. The Group consolidates the trust and the Company's shares held by the employee benefit trust are accounted for as part of equity in accordance with FRS 32.

The fair value of the shares held under the Staff Share Ownership Scheme was determined based on the closing bid price of NOL shares as at 24 December 2009.

The number of shares held by the employee benefit trust as at 25 December 2009 is disclosed in Note 30.

(b) **Post-Employment Defined Benefit Plans**

The Group has several defined benefit pension plans covering eligible employees of certain subsidiaries.

The Group also shares the cost of its health care benefits with eligible retired employees of certain subsidiaries and recognises the cost of providing health care and other benefits to retirees over the term of employee service.

The following tables summarise the components of net benefit expense and the funded status recognised in the consolidated financial statements.

Net Benefit Expense

	Defined benefit pension plans		Post-retirement benefits	
	2009 US$'000	2008 US$'000	2009 US$'000	2008 US$'000
Current service cost	3,345	5,570	617	704
Interest cost on benefit obligation	13,979	15,388	2,861	2,850
Expected return on plan assets	(9,876)	(15,822)	–	–
Net actuarial losses recognised	7,832	2,235	1,312	1,361
Past service cost	186	1,272	230	249
Settlement effect	9,085	4,438	–	–
Curtailment effect	–	(17)	–	–
Net benefit expense	24,551	13,064	5,020	5,164
Actual return on plan assets	(30,145)	60,924	–	–

Total net benefit expense was US$29.6 million, of which US$23.1 million (Note 8) pertained to cost incurred during the year and US$6.5 million was provided as provision for restructuring and termination costs in the prior year.

Net Benefit (Asset)/Liability

	Defined benefit pension plans		Post-retirement benefits	
	2009 US$'000	2008 US$'000	2009 US$'000	2008 US$'000
Present value of funded benefits obligation	249,837	247,220	–	–
Fair value of plan assets	(171,344)	(138,224)	–	–
	78,493	108,996	–	–
Present value of unfunded benefits obligation	12,582	12,853	54,544	47,822
Unrecognised net actuarial losses	(94,710)	(121,239)	(23,434)	(18,428)
Unrecognised past service cost	(1,858)	(2,040)	(987)	(1,217)
Others	88	(106)	–	–
Net benefit (asset)/liability	(5,405)	(1,536)	30,123	28,177
Represented by:				
Non-current asset (Note 23)	(22,226)	(17,632)	–	–
Non-current liability (Note 27)	16,821	16,096	30,123	28,177
Net benefit (asset)/liability	(5,405)	(1,536)	30,123	28,177

(b) Post-Employment Defined Benefit Plans (continued)

The changes in the present value of defined benefit obligation were as follows:

Present Value of Defined Benefit Obligation

	Defined benefit pension plans		Post-retirement benefits	
	2009 US$'000	2008 US$'000	2009 US$'000	2008 US$'000
Present value of defined benefit obligation at beginning of financial year	260,073	268,492	47,822	43,969
Current service cost	3,345	5,570	617	704
Interest cost	13,979	15,388	2,861	2,850
Net actuarial losses	10,652	96	6,318	2,135
Settlements	(17,606)	(11,703)	–	–
Benefits paid	(8,762)	(13,644)	(3,074)	(1,836)
Past service cost	–	503	–	–
Transfer to multi-employer plan	–	(5,823)	–	–
Foreign currency translation	738	1,194	–	–
Present value of defined benefit obligation at end of financial year	262,419	260,073	54,544	47,822

The changes in the fair value of plan assets were as follows:

Fair Value of Plan Assets

	Defined benefit pension plans		Post-retirement benefits	
	2009 US$'000	2008 US$'000	2009 US$'000	2008 US$'000
Fair value of plan assets at beginning of financial year	138,224	207,150	–	–
Expected return on plan assets	9,876	15,822	–	–
Net actuarial gains/(losses)	20,269	(76,746)	–	–
Employer contributions	29,133	21,491	3,074	1,836
Settlements	(17,606)	(11,703)	–	–
Benefits paid	(8,762)	(13,644)	(3,074)	(1,836)
Transfer to multi-employer plan	–	(5,823)	–	–
Foreign currency translation	210	1,677	–	–
Fair value of plan assets at end of financial year	171,344	138,224	–	–

The net deficits as at the end of the current and previous three financial years were as follows:

Net Deficit

	Defined benefit pension plans			
	2009 US$'000	2008 US$'000	2007 US$'000	2006 US$'000
Defined benefit obligation	262,419	260,073	268,492	260,594
Plan assets	(171,344)	(138,224)	(207,150)	(199,567)
Net deficit	91,075	121,849	61,342	61,027

Net Deficit

	Post-retirement benefits			
	2009 US$'000	2008 US$'000	2007 US$'000	2006 US$'000
Defined benefit obligation	54,544	47,822	43,969	37,995

There were no plan assets under the Group's post-retirement benefit obligations.

The net actuarial losses/(gains) included in the changes in the present value of defined benefit obligation and fair value of plan assets during the current and previous three financial years were as follows:

	Defined benefit pension plans			
	2009 US$'000	2008 US$'000	2007 US$'000	2006 US$'000
Defined benefit obligation				
– Experience adjustments	(4,765)	2,210	14,732	10,919
– Effect of changes in assumptions	15,417	(2,114)	(2,691)	2,435
	10,652	96	12,041	13,354
Plan assets				
– Experience adjustments	(20,269)	76,746	(4,141)	(9,344)

	Post-retirement benefits			
	2009 US$'000	2008 US$'000	2007 US$'000	2006 US$'000
Defined benefit obligation				
– Experience adjustments	(763)	1,747	(168)	(2,882)
– Effect of changes in assumptions	7,081	388	5,108	3,510
	6,318	2,135	4,940	628

The major categories of plan assets as a percentage of total plan assets as at the balance sheet date were as follows:

Defined Benefit Pension Plans	2009 %	2008 %
Equity securities	64.7	61.7
Debt securities	28.4	32.1
Others	6.9	6.2
	100.0	100.0

32. Employee Benefits (continued)

(b) Post-Employment Defined Benefit Plans (continued)

The principal actuarial assumptions used in determining pension and post-retirement benefit obligations for the Group's plans were shown below:

Defined Benefit Pension Plans	2009 %	2008 %
Weighted average discount rate	4.8	5.5
Rate of increase in compensation levels	1.3	1.3
Expected long term rate of return on plan assets	6.6	6.8

Post-retirement Benefits	2009 %	2008 %
Weighted average discount rate	5.3	6.1
Rate of increase in cost of post-retirement benefits	8.5	9.5

The rate of increase in cost of post-retirement benefits was assumed to reduce to 5.0% by 2015 and thereafter.

Assuming healthcare trend rates have a significant effect on the amounts recognised in the income statement, a one percentage point change in assumed healthcare cost trend rates would have the following effects:

	One percentage point increase US$'000	One percentage point decrease US$'000
Effect on the aggregate of the current service cost and interest cost	395	(323)
Effect on post-retirement benefit obligation	5,788	(4,754)

The expected long term rate of return on plan assets is based on historical returns. This is in line with the rate of return for the next ten years projected by external financial consultants, taking into consideration the Group's target asset allocation, capital market assumptions and expenses.

The expected contributions to be paid in the next financial year for pension plans and post-retirement benefits participated by the Group's employees are US$30.5 million (2008: US$48.5 million) and US$3.7 million (2008: US$1.7 million) respectively.

33. Contingent Liabilities

Protection and Indemnity Insurance

Protection and Indemnity ('P&I') insurance has been arranged to cover the legal liability of the Group for its shipping operations. Vessels operated by the Group are entered in P&I Clubs which are mutual protection and indemnity associations. In addition, these clubs are also members of the International Group of P&I Clubs. A member of the mutual association is subject to calls payable to the associations based on the member's claims records as well as the claim records of all other members in the International Group of P&I Clubs. In a mutual association, premiums are paid as advance calls during the policy year and these premiums form a basic fund out of which claims and other outgoings are met. This fund is invested and any income earned is added to it. This fund is supplemented, if necessary, by calls made after the end of the policy year so that when the policy year is finally closed, there is neither profit nor loss. A contingent liability exists for the Group to the extent that the aggregate claims records of all the members of the associations show significant deterioration which may result in additional calls on the members, the quantum of which is not ascertainable at the present time.

Litigation and Claims

Other than the provisions made in the consolidated financial statements, the Group may be liable for vessel damages, litigation and other claims in connection with its operational activities. Based on the advice by the Group's and/or external legal counsel, management believes that the Group is not liable under such claims, and/or that it is not possible to estimate the amount of additional losses, if any, that might result from adverse judgements against the Group.

Pension Plan Obligations

Except as noted below, the Group has not undertaken, and does not presently intend, to withdraw from any multi-employer plans to which it contributes, nor are there any known intentions to terminate the plans. Under the Multi-Employer Pension Plan Amendments Act of 1980 in the United States of America, should either event occur with respect to a plan, the Group may be liable for its proportionate share of the plan's unfunded vested benefits. Based on the most current information available from the plan actuaries, the estimated share of these unfunded vested benefits attributable to operations of the Group as of 25 December 2009 and 26 December 2008 were US$74.9 million and US$60.1 million respectively. During the financial year ended 25 December 2009, the Group withdrew from one multi-employer plan, which had no unfunded vested benefits.

Employment Agreements

The Group had entered into employment agreements with certain of its executive officers. Each of the agreements provides for certain payments to the officer upon termination of employment by the Group other than as a result of death, disability (in most cases), or justified cause, as defined. In addition, the agreements with certain senior executives provide for certain payments to the officer if the officer terminates his or her employment under certain circumstances following a change in control of certain legal entities of the Group. The estimated maximum future commitment under the foregoing termination provisions of these employment agreements, in the aggregate, was US$8.4 million as at 25 December 2009 (2008: US$11.2 million).

Tax Exposures

The Group may become contingently liable for assessments by the tax authorities for its operational activities. Other than the provisions made in the consolidated financial statements, management believes that the Group is not liable under such assessments and/or that it is not possible to estimate the amount of additional tax provisions, if any, that might result from adverse assessments raised against the Group.

33. Contingent Liabilities (continued)

Guarantees

In addition to the above, the Company had contingent liabilities in respect of:

		Note	Company 2009 US$'000	Company 2008 US$'000
i)	Drawndown bank loans		537,357	837,171
ii)	Performance guarantees provided to vendors and lessors for default payments	(a)	2,294,026	2,510,028
iii)	Guarantees issued by financial institutions		64,333	64,628
			2,895,716	3,411,827

Note:

(a) This represents the estimated maximum guarantees provided by the Company to the vendors and lessors for the subsidiaries' default payment on capital expenditure and leasing of vessels, containers, chassis, warehouses and land. The guarantee amount will reduce accordingly upon progressive and lease payment made by the subsidiaries.

Certain subsidiaries of the Company had given corporate guarantees to external parties in the ordinary course of business, insuring them from loss or damage due to non-performance by other subsidiaries or by the affiliates of the Group. Under certain circumstances or at the request of the external parties, performance guarantees were given by financial institutions and insurance companies, without recourse to the Company. This arrangement guarantees payment to the third parties in case the subsidiaries default on payment. The aggregate amount of such type of guarantees given by the financial institutions and insurance companies (without recourse to the Company) amounted to US$9.6 million (2008: US$9.6 million) for the financial year ended 25 December 2009.

The Company had also provided US$1,374.2 million (2008: US$612.4 million) guarantees for credit facilities granted to subsidiaries which were unutilised as at the balance sheet date.

The Group is a party to other various inquiries, administrative proceedings, litigation and other matters arising in the normal course of business. While any proceeding or litigation has an element of uncertainty, based upon information presently available, and in light of legal and other defenses and insurance coverage and other potential sources of payment available to the Group, management believes that the final outcome of these matters will not have a material adverse impact on the Group's consolidated financial position or operations.

34. Commitments

(a) Capital Commitments

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements were analysed as follows:

	Group 2009 US$'000	Group 2008 US$'000	Company 2009 US$'000	Company 2008 US$'000
Capital commitments in respect of property, plant and equipment	838,024	931,857	787,743	777,743

As at 25 December 2009, the Group and the Company had an uncalled capital contribution commitment in respect of its investment in an associated company. The outstanding commitment existed to the extent that the request for additional funds by the associated company for its business and its container terminal project might result in additional calls on its shareholders, the quantum of which is not ascertainable at the present time.

(b) Operating Lease Commitments – Where the Group and Company are Lessees

The future aggregate minimum lease payable under non-cancellable operating leases of the Group were analysed as follows:

Group

As at 25 December 2009	Vessels US$'000	Containers US$'000	Terminals US$'000	Chassis US$'000	Others US$'000	Total US$'000
Amount repayable in one year or less	760,057	410	87,531	27,064	56,500	931,562
Amount repayable in:						
2011	648,647	–	87,714	21,698	43,559	801,618
2012	583,427	–	84,504	17,992	35,924	721,847
2013	493,348	–	80,352	13,324	26,697	613,721
2014	388,270	–	80,199	9,471	17,434	495,374
Thereafter	892,023	–	815,612	2,938	23,671	1,734,244
	3,765,772	410	1,235,912	92,487	203,785	5,298,366

As at 26 December 2008	Vessels US$'000	Containers US$'000	Terminals US$'000	Chassis US$'000	Others US$'000	Total US$'000
Amount repayable in one year or less	723,461	12,810	90,066	23,786	69,652	919,775
Amount repayable in:						
2010	726,817	501	88,548	17,937	46,548	880,351
2011	648,565	–	88,646	16,322	34,895	788,428
2012	583,345	–	84,462	13,580	26,588	707,975
2013	493,267	–	80,245	11,062	20,513	605,087
Thereafter	1,242,869	–	895,318	12,390	28,065	2,178,642
	4,418,324	13,311	1,327,285	95,077	226,261	6,080,258

The main operating lease arrangements entered into by the Group as a lessee relate to long-term non-cancellable lease agreements for vessels. These leases have different terms and terminate at various dates. Specific clauses like rental escalation, renewal rights and purchase options can be found in some of these lease agreements.

The Group's operating lease commitments on vessels included US$1.0 billion (2008: US$1.6 billion) relating to lease arrangements wherein the lease term had not commenced and the underlying vessels were not in use as at the balance sheet date.

Operating lease commitments included under others were related mainly to warehouse space, warehouse equipment, inland container yards, housing rental, office space and land.

Certain lease agreements entered by the Group included novation clauses or clauses with similar effect. Subject to specific conditions stated in the agreements, these clauses enforce the landlord to continue the lease arrangements with the Group's customers, upon termination of the services contracts between the Group and its customers. Aggregate amount of operating lease commitments that incorporated such clauses was US$22.5 million (2008: US$22.8 million) as at the balance sheet date.

There was no contingent rent component included under the above non-cancellable operating leases of the Group as at 25 December 2009 and 26 December 2008.

34. Commitments (continued)

(b) Operating Lease Commitments – Where the Group and Company are Lessees (continued)

Company

The future aggregate minimum lease payable under non-cancellable operating lease of the Company were analysed as follows:

As at 25 December 2009	Office space US$'000
Amount repayable in one year or less	1,726
Amount repayable in:	
2011	1,726
2012	1,726
	5,178

As at 26 December 2008	Office space US$'000
Amount repayable in one year or less	262

The above minimum lease payable was due to a subsidiary of the Company.

(c) Operating Lease Commitments – Where the Group and Company are Lessors

(i) *For Leased-in Assets*

The future minimum lease payments receivable under non-cancellable sub-leases relating to a lease-in and a simultaneous lease out arrangement of the Group were as follows:

Group

As at 25 December 2009	Vessels US$'000	Others US$'000	Total US$'000
Amount receivable in one year or less	5,233	1,710	6,943
Amount receivable in:			
2011	–	1,940	1,940
2012	–	2,162	2,162
2013	–	1,974	1,974
2014	–	1,493	1,493
Thereafter	–	3,097	3,097
	5,233	12,376	17,609

Group

As at 26 December 2008	Vessels US$'000	Others US$'000	Total US$'000
Amount receivable in one year or less	5,697	1,309	7,006
Amount receivable in:			
2010	–	765	765
2011	–	788	788
2012	–	812	812
2013	–	517	517
	5,697	4,191	9,888

Operating lease commitments included under others as at 25 December 2009 were related to offices (2008: inland container yards, warehouses and offices).

There was no contingent rent component included under the above non-cancellable sub-leases relating to a lease-in and a simultaneous lease out arrangement of the Group as at 25 December 2009 and 26 December 2008.

Company

The Company had no future minimum lease payments receivable under non-cancellable sub-leases relating to a lease-in and a simultaneous lease out arrangement as at 25 December 2009 and 26 December 2008.

(ii) *For Owned Assets*

The future minimum lease payments receivable under non-cancellable leases relating to a lease out arrangement for owned assets of the Group were as follows:

Group

As at 25 December 2009	Vessels US$'000	Others US$'000	Total US$'000
Amount receivable in one year or less	3,568	911	4,479
Amount receivable in:			
2011	–	603	603
2012	–	143	143
	3,568	1,657	5,225

As at 26 December 2008	Vessels US$'000	Others US$'000	Total US$'000
Amount receivable in one year or less	48,693	600	49,293
Amount receivable in:			
2010	–	194	194
2011	–	21	21
	48,693	815	49,508

Operating lease commitments included under others were related mainly to office space, land and buildings.

There was no contingent rent component included under the above non-cancellable leases relating to a lease out arrangement for assets owned by the Group as at 25 December 2009 and 26 December 2008.

34. Commitments (continued)

(c) Operating Lease Commitments – Where the Group and Company are Lessors (continued)

(ii) For Owned Assets (continued)

Company

The future minimum lease payments receivable under non-cancellable leases relating to a lease out arrangement for owned assets of the Company were as follows:

As at 25 December 2009	Vessel US$'000
Amount receivable in one year or less	2,931
Amount receivable in:	
2011	2,876
2012	1,841
	7,648

As at 26 December 2008	Vessel US$'000
Amount receivable in one year or less	3,604

The above minimum lease receivable was due from a subsidiary of the Company.

35. Financial Risk Management

The Group is exposed to various market risks which include fluctuations in foreign currency exchange rates, interest rates and bunker prices. In order to minimise the potential volatility on the financial performance of the Group, financial risk management programs (e.g. use of financial derivative instruments) are employed to hedge against such market risks. The Group does not engage in speculative trading.

The Board of Directors ('Board') has overall responsibility for managing the Group's financial risks. The Board has established the Enterprise Risk Management Committee which oversees the risk management processes and reviews the compliance of risk management measures in the Group. Various business and operating units are involved in identifying the significant underlying risks of the Group.

Financial risk management is carried out by the Corporate Finance Division in accordance with policies approved by the Board. The Corporate Finance Division identifies, evaluates and executes the financial risk management programs in close cooperation with the Group's business and operating units.

Internal controls are efficiently achieved by way of segregating the duties of the front (i.e. Group Treasury department), middle (i.e. Group Treasury Operations department) and back (i.e. Group Accounting department) offices. In addition, internal guidelines for approved dealing limits are in place to prevent unauthorised transactions. The Audit Committe, assisted by the external and/or internal auditors, evaluates the effectiveness of the internal control systems associated with the financial risk management programs.

The Board is regularly updated on the Group's hedging activities.

(a) Market Risk Factors

The Group is exposed to the following risks:

(i) *Currency risk*

The Group's revenue streams are denominated primarily in USD, the functional currency of the Company and the majority of its significant subsidiaries (listed under Note 40). The Group's currency risk exposures result mainly from cash outflow pertaining to operating costs that are denominated in non-USD currencies, which include the Indian Rupee ('INR'), Chinese Renminbi ('CNY'), Singapore Dollar ('SGD'), Euro and British Pound ('GBP'). Any appreciation/depreciation in such foreign currencies will result in higher/lower operating costs to the Group when measured in USD terms. The Group uses foreign exchange forward contracts to hedge against the various currency risks.

The Group also hedges its non-USD exposures from certain corporate actions such as dividend declarations and equity raising as and when they are determined. In addition, the Group seeks to borrow in the same currency as its assets or investments, the cash outflow of which are primarily denominated in USD.

For disclosure purpose under this section, the Group identifies its three major foreign currency risk exposures, based on the foreign exchange exposures on the balance sheet as at end of each financial year, resulting from fluctuations in foreign currency exchange rates. As such, the three foreign currencies selected may not necessarily be the same as the last financial year.

As at 25 December 2009, the Group had identified GBP, CNY and SGD (2008: GBP, CNY and INR) as the three major foreign currencies bearing relatively high foreign exchange risks as defined under FRS 107.

Quantitative Information and Sensitivity Analysis Required Under FRS 107:

As at the balance sheet date, the Group had assessed the foreign exchange exposure of its major balance sheet items as follows:

		2009			2008	
Group	**GBP US$'000**	**CNY US$'000**	**SGD US$'000**	**GBP US$'000**	**CNY US$'000**	**INR US$'000**
Trade and other receivables	23,357	11,843	7,379	32,771	11,878	12,560
Cash and cash equivalents	2,464	17,858	4,059	2,618	15,885	24,063
Long term loans receivable	–	–	48	–	–	–
Long term deposits	–	1,767	–	–	2,062	2,835
Borrowings	–	–	–	–	–	(45,956)
Trade and other payables	(11,622)	(52,107)	(40,950)	(13,401)	(49,135)	(7,209)
Gross balance sheet exposure	14,199	(20,639)	(29,464)	21,988	(19,310)	(13,707)

From a cashflow perspective, the Group's aggregate exposure to the above foreign currencies was about US$250.0 million (2008: US$360.0 million) during the financial year ended 25 December 2009. Every 1% change in the exchange rate of these three foreign currencies would impact the Group's profit before tax by approximately US$2.5 million (2008: US$3.6 million), before taking into account of the hedges and recovery from customers.

35. Financial Risk Management (continued)

(a) Market Risk Factors (continued)

(i) Currency risk (continued)

As at the balance sheet date, the Company had assessed the foreign exchange exposure of its major balance sheet items as follows:

Company	2009 SGD US$'000	2008 SGD US$'000
Trade and other receivables	127,430	124,246
Cash and cash equivalents	1,295	1,252
Long term loans receivable	48	74
Trade and other payables	(7,314)	(9,450)
Gross balance sheet exposure	121,459	116,122

Volatility of respective foreign currencies against USD	2009 %	2008 %
GBP	15	19
CNY	5	14
SGD	8	14
INR	N/A	24

Based on the above volatility of the respective foreign currencies against the USD as at the balance sheet date, the Group's and Company's equity and income statement would have increased/(decreased) by the amounts shown below. This analysis assumed that all other variables remained constant.

	2009		2008	
Group	Equity US$'000	Income statement US$'000	Equity US$'000	Income statement US$'000
GBP against USD				
– strengthened	4,181	1,962	6,162	4,178
– weakened	(4,181)	(1,962)	(6,162)	(4,178)
CNY against USD				
– strengthened	5,093	(820)	3,975	(2,499)
– weakened	(5,093)	820	(3,975)	2,499
SGD against USD				
– strengthened	900	(2,350)	N/A	N/A
– weakened	(900)	2,350	N/A	N/A
INR against USD				
– strengthened	N/A	N/A	10,522	3,024
– weakened	N/A	N/A	(10,522)	(3,024)

N/A: Not Applicable

Company	2009 Equity US$'000	2009 Income statement US$'000	2008 Equity US$'000	2008 Income statement US$'000
SGD against USD				
– strengthened	9,717	9,717	16,257	16,257
– weakened	(9,717)	(9,717)	(16,257)	(16,257)

(ii) *Interest rate risk*

For the Group, interest rate risk is the risk of increase in interest rates that will result in higher borrowing costs. The Group's interest rate exposure results mainly from its floating-rate debt obligations which are primarily denominated in USD.

To manage interest rate risk, the Group, where appropriate, uses interest rate collars.

Quantitative Information and Sensitivity Analysis Required Under FRS 107:

As at the balance sheet date, the breakdown of the Group's and the Company's interest-bearing financial instruments were:

	Carrying amounts			
	Group		Company	
	2009 US$'000	2008 US$'000	2009 US$'000	2008 US$'000
Fixed rate instruments				
Financial assets	191,793	89,742	3,265	4,219
Financial liabilities	(435,737)	(372,561)	–	–
Variable rate instruments				
Financial assets	143,649	342,646	15,954	14,439
Financial liabilities	(504,069)	(872,084)	–	(91,580)

Cash flow sensitivity analysis for variable rate instruments

Based on the outstanding financial instruments as at 25 December 2009, an increase of 100 basis points in interest rates would have decreased the Group's equity and income statement by approximately US$0.1 million and increased the Company's equity and income statement by approximately US$0.2 million. A decrease of 25 basis points in interest rates would have increased the Group's equity and income statement by approximately US$0.03 million and decreased the Company's equity and income statement by approximately US$0.04 million. This analysis excluded the financial impact from the interest expense on borrowings taken up for vessels financing, which had been capitalised when incurred.

Based on the outstanding financial instruments as at 26 December 2008, an increase/decrease of 100 basis points in interest rates would have decreased/increased the Group's equity and income statement and the Company's equity and income statement by approximately US$1.8 million and US$0.8 million respectively.

Risk variables were based on volatility in interest rates and current base rates. This analysis assumed that all other variables remained constant.

35. Financial Risk Management (continued)

(a) Market Risk Factors (continued)

(iii) Bunker price risk

For the Group, bunker price risk is the risk of increase in bunker price that will adversely affect the Group's earnings.

To manage bunker price risk, the Group uses bunker swap and bunker call option contracts. The Group's general risk management policy is to hedge its forecast bunker cost exposure not covered by customer service contracts, whenever they are identified.

During the financial year ended 25 December 2009, the Group consumed approximately 3.0 million (2008: 3.2 million) metric tons of bunker. The average price of bunker in 2009 was about US$362 per metric ton (2008: US$535 per metric ton) which translated to approximately US$1.09 billion (2008: US$1.70 billion) of bunker cost. Before accounting for hedges and recovery from customers, every 1% change in bunker price will impact the Group's bunker cost by approximately US$10.9 million (2008: US$17.0 million).

Quantitative Information and Sensitivity Analysis Required Under FRS 107:

Quantitative information on bunker swap and bunker call option contracts entered into by the Group as at the balance sheet date were disclosed in Note 13.

Based on volatility in bunker price of 28% (2008: 66%) as at the balance sheet date, the Group's equity and income statement would have increased/(decreased) by the amounts shown below, as a result of changes in fair value of bunker swap and bunker call option contracts. This analysis assumed that all other variables remained constant.

Group	Equity US$'000	Income statement US$'000
2009		
Fair value changes on derivatives from increase in bunker price		
– Swaps	58,613	413
– Call options	102,259	721
	160,872	1,134
Fair value changes on derivatives from decrease in bunker price		
– Swaps	(58,613)	(413)
– Call options	(49,354)	(348)
	(107,967)	(761)
2008		
Fair value changes on derivatives from increase in bunker price		
– Swaps	23,551	166
– Call options	13,013	92
	36,564	258
Fair value changes on derivatives from decrease in bunker price		
– Swaps	(23,551)	(166)
– Call options	–	–
	(23,551)	(166)

(b) Credit and Counterparty Risks

(i) *Credit risk*

For the Group, credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. For trade receivables, the Group has implemented policies to ensure that credit sales of products and services are made to customers with certain quality of credit standing. Credit review, which takes into account qualitative and quantitative factors like the business performance and profile of the customer, is performed on customers and approved by management before the credit term is granted. Management monitors the credit exposure on an on-going basis through the annual credit evaluation exercise and reviewing collection status of the customers on a regular basis.

For other financial assets, the Group adopts the policy of dealing only with counterparties of high credit quality.

As at the balance sheet date, the carrying amount of the financial assets (net of impairment provision, if any) represented the maximum credit exposure of the Group and the Company. The major classes of financial assets of the Group and the Company and their corresponding carrying values were tabulated as follows:

	Carrying amounts			
	Group		Company	
	2009 US$'000	2008 US$'000	2009 US$'000	2008 US$'000
Trade receivables	737,752	720,977	–	–
Cash and cash equivalents	333,048	429,219	17,044	15,760
Derivative financial instruments	89,351	11,293	2,603	5,473
Amounts due from subsidiaries (non-trade and loans)	–	–	1,619,261	591,088
	1,160,151	1,161,489	1,638,908	612,321

The credit risk for the Group's trade receivables was as follows:

Group	2009 US$'000	2008 US$'000
By geographical areas		
Americas	376,580	390,009
Europe	123,884	146,220
Asia/Middle East	237,288	184,748
	737,752	720,977

The aging of the Group's trade receivables as at the balance sheet date was as follows:

Group	2009 US$'000	2008 US$'000
Current	572,655	533,804
Past due one to 30 days	135,333	145,110
Past due 31 to 120 days	18,089	35,280
Past due 121 days to one year	11,654	6,289
Past due more than one year	21	494
	737,752	720,977

35. Financial Risk Management (continued)

(b) **Credit and Counterparty Risks** (continued)

(i) *Credit risk (continued)*

Financial assets that are current and not impaired

Cash and cash equivalents and derivative financial instruments that are current and not impaired are deposits placed with, and/or financial instruments entered into with, reputable financial institutions having high credit-ratings assigned by international credit-rating agencies. Trade receivables that are current and not impaired mainly relate to freight charges collectable at destination for Free on Board shipments that have not reached destination as at year end (as the full freight revenue for voyages are recognised as trade receivables) except for those customers who are having significant financial difficulties or have filed for bankruptcy/insolvency in court.

Financial assets that are past due but not impaired

Trade receivables that are past due but not impaired are substantially with parties who have outstanding credit ratings.

The aging of the Group's trade receivables that were past due but not impaired as at the balance sheet date were as follows:

Group	2009 US$'000	2008 US$'000
Past due one to 30 days	5,810	6,633
Past due 31 to 120 days	10,390	3,132
Past due 121 days to one year	11,004	4,345
	27,204	14,110

Financial assets that are impaired

As at the balance sheet date, trade receivables were the major financial assets of the Group that were subject to impairment. Impairment was performed either on an individual or a collective general basis. The carrying amount of the Group's trade receivables and the corresponding provision for impairment were shown as follows:

Group	2009 US$'000	2008 US$'000
Gross amount	510,431	572,257
Less: Provision for impairment	(29,417)	(33,474)
	481,014	538,783
The movements in the allowance for impairment were as follows:		
Beginning of financial year	33,474	32,733
Allowance made during the financial year	5,950	9,206
Allowance utilised during the financial year	(10,007)	(8,465)
End of financial year	29,417	33,474

The allowance accounts in respect of trade receivables are used to record impairment losses. The receivables amount will remain outstanding in the financial books until management considers that the subject trade receivables are irrecoverable after all possible collections efforts are exerted. Management approval is required for write-off of trade receivables.

Collaterals

The Group has lien on all cargoes as long as the cargoes remain in the Group's possession. Such lien may be enforced by the Group through public auction or private treaty, without notice to the customer.

(ii) Counterparty risk

To manage counterparty risk associated with the placement of cash deposits and the purchase of derivative hedging instruments, the Group selects counterparties based on a minimum credit rating of BBB or equivalent assigned by international credit-rating agencies. The Group also limits its exposure to any individual counterparty. Counterparty risk exposures are regularly reviewed, and adjusted as necessary. This mitigates the risk of material losses suffered by the Group in the event of non-performance by counterparties.

(c) Liquidity Risk

For the Group, liquidity risk is the risk that the Group will encounter difficulty in meeting its financial obligations due to shortage of funds. The Group's exposure to liquidity risk may also arise from mismatches of the maturities of financial assets and liabilities. The Group maintains sufficient liquidity through a combination of cash and committed revolving facilities (which can be drawn down on short notice) to meet the Group's operational and investment needs on a continual basis. The Group's operational and investment needs for cash flows are determined through its cash flows projections and are managed through the Group's debt financing plans.

The following were the contractual maturities of financial liabilities of the Group, including interest payments:

Group

As at 25 December 2009	Contractual cash flows US$'000	Within 2010 US$'000	From 2011 to 2015 US$'000	Thereafter US$'000
Non-derivative financial liabilities				
Secured bank borrowings	121,777	14,774	73,051	33,952
Unsecured bank borrowings	457,669	7,078	450,591	–
Senior Debentures due 2024	251,586	9,318	46,590	195,678
Finance lease liabilities	570,204	28,616	134,722	406,866
Trade and other payables	1,009,918	1,009,918	–	–
Derivative financial liabilities				
Bunker swaps	1,424	1,424	–	–
Foreign exchange forward contracts	8,356	8,356	–	–
Commitments				
Capital commitments	838,024	134,401	703,623	–
Operating lease commitments	5,298,366	931,562	2,957,106	1,409,698
	8,557,324	2,145,447	4,365,683	2,046,194

35. Financial Risk Management (continued)

(c) Liquidity Risk (continued)

Group

As at 26 December 2008	Contractual cash flows US$'000	Within 2009 US$'000	From 2010 to 2014 US$'000	Thereafter US$'000
Non-derivative financial liabilities				
Secured bank borrowings	143,187	12,230	80,294	50,663
Unsecured bank borrowings	882,529	100,257	782,272	–
Senior Debentures due 2024	260,904	9,318	46,590	204,996
Finance lease liabilities	443,796	20,195	100,420	323,181
Trade and other payables	1,066,478	1,066,478	–	–
Derivative financial liabilities				
Bunker swaps	56,147	56,147	–	–
Foreign exchange forward contracts	38,873	38,873	–	–
Commitments				
Capital commitments	931,857	142,489	789,368	–
Operating lease commitments	6,080,258	919,775	3,457,491	1,702,992
	9,904,029	2,365,762	5,256,435	2,281,832

The following were the contractual maturities of financial liabilities of the Company, including interest payments:

Company

As at 25 December 2009	Contractual cash flows US$'000	Within 2010 US$'000	From 2011 to 2015 US$'000	Thereafter US$'000
Non-derivative financial liabilities				
Loans from subsidiaries	710	710	–	–
Trade and other payables	129,833	129,833	–	–
Commitments				
Capital commitments	787,743	91,125	696,618	–
Operating lease commitments	5,178	1,726	3,452	–
Guarantees[31]	601,690	601,690	–	–
	1,525,154	825,084	700,070	–

[31] This represented the maximum amount of the financial guarantee contracts, which were allocated to the earliest period in which the guarantees could be called.

The above excluded the payments and receipts under the foreign exchange forward contracts where the derivative instruments were entered into by the Company on behalf of its subsidiaries (Note 13).

Company

As at 26 December 2008	Contractual cash flows US$'000	Within 2009 US$'000	From 2010 to 2014 US$'000	Thereafter US$'000
Non-derivative financial liabilities				
Unsecured bank borrowings	95,024	63,444	31,580	–
Loans from subsidiaries	1,126	1,126	–	–
Trade and other payables	131,880	131,880	–	–
Commitments				
Capital commitments	777,743	–	777,743	–
Operating lease commitments	262	262	–	–
Guarantees[32]	901,799	901,799	–	–
	1,907,834	1,098,511	809,323	–

[32] This represented the maximum amount of the financial guarantee contracts, which were allocated to the earliest period in which the guarantees could be called.

The above excluded the payments and receipts under the foreign exchange forward contracts where the derivative instruments were entered into by the Company on behalf of its subsidiaries (Note 13).

The Group had sufficient undrawn credit facilities committed from large reputable financial institutions to meet its capital and operating lease commitments as well as to repay any debts as and when they fall due.

(d) Capital Management

The Group's capital management objectives are:

(i) to maintain a capital base to ensure that the Group has adequate financial resources to continue as a going concern; and

(ii) to maximise the return on capital employed.

Specifically, the Group monitors its capital base from two perspectives:

(1) For cash flow planning, the Group forecasts its estimated operational cash flows, its investment and capital expenditure plans, its existing debt obligations and its dividend payouts based on its dividend policy. Where shortfalls are anticipated, the Group makes proactive plans to raise capital, either in the form of new debt or new equity. For any plans to increase debt or equity, the Group monitors the net gearing ratio to ensure the capital structure will continue to maintain market confidence in the Group.

$$\text{Net Gearing} = \frac{\text{Borrowings less Cash \& Cash equivalents}}{\text{Total Equity}}$$

As at 25 December 2009, the Group's net gearing was 0.21 times (2008: 0.33 times).

(2) To maximise the return on capital employed, the Group considers Borrowings and Shareholders' equity as its capital base. The Group monitors Return on Capital Employed ('ROCE') which is defined as:

$$\text{ROCE} = \frac{\text{Profit before Interest Expense and After Tax (relating to Core Operational Activities)}}{\text{Average Borrowings plus Average Shareholders' Equity}}$$

The Group's ROCE for the financial year 2009 was -17.5% (2008: 4.6%).

In addition, the Group also monitors Economic Value Added and economic gearing, which takes into consideration the present value of future operating lease commitments.

(d) Capital Management (continued)

The Company's dividend policy is to pay an annual dividend of 20% of net profits after tax.

From time to time, the Group makes on-market purchases of NOL shares. These purchases are executed independently by an external broker based on broad parameters provided by the Group. Shares purchased are intended to be used for fulfilling NOL's obligations arising from its share-based compensation schemes.

The Group and the Company were in compliance with all externally imposed capital requirements in certain countries, where applicable, for the financial years ended 25 December 2009 and 26 December 2008.

(e) Fair Value Measurement

Effective 27 December 2008, the Group adopted the amendments to FRS 107 which requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

(i) Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);
(ii) Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices) (Level 2); and
(iii) Inputs for the assets or liabilities that are not based on the observable market data (unobservable inputs) (Level 3).

The fair values of the assets/(liabilities) as at 25 December 2009 were based on Level 1 and Level 2 inputs and were presented in the following table.

	Level 1		Level 2	
Group	**Assets US$'000**	**Liabilities US$'000**	**Assets US$'000**	**Liabilities US$'000**
Available-for-sale financial asset				
– Quoted equity shares	31	–	–	–
Derivative financial instruments				
– Bunker swaps	–	–	17,322	(1,422)
– Bunker call options	–	–	70,526	–
– Foreign exchange forward contracts	–	–	833	(8,322)
– Interest rate collars	–	–	670	–
	31	–	89,351	(9,744)

	Level 2	
Company	**Assets US$'000**	**Liabilities US$'000**
Derivative financial instruments		
– Foreign exchange forward contracts	2,603	(2,603)

The Group's quoted equity shares are listed on the NASDAQ Stock Exchange, whose fair value was determined directly by reference to the quoted bid price as at 24 December 2009.

The fair values of foreign exchange forward contracts, bunker swaps, bunker call options and interest rate collars were obtained from a number of reputable financial institutions.

The fair values of financial assets and liabilities carried at amortised cost approximated their carrying amounts except as disclosed in the financial statements.

36. Related Party Transactions

(a) Sale and Purchase of Goods and Services

In addition to the related party information disclosed elsewhere in the financial statements, the following significant transactions between the Group and related parties took place during the financial year at terms agreed between the parties. Related parties include the ultimate holding company, fellow subsidiaries of the ultimate holding company and associated companies and joint ventures of the Group.

	Group	
	2009 US$'000	2008 US$'000
Purchases of services from:		
– fellow subsidiaries of the ultimate holding company	147,292	164,709
– a joint venture	2,788	4,051
Services rendered to:		
– fellow subsidiaries of the ultimate holding company	(66)	(274)
– a joint venture	(217)	(217)
Interest income received/receivable from associated companies and a joint venture	–	(589)
Directors' fee paid to:		
– the ultimate holding company	70	126
– a fellow subsidiary of the ultimate holding company	57	116

(b) Share Options Granted to Directors

Under the NOL SOP, the aggregate number of shares options granted to the Directors of the Company during the financial year was 1,399,813 (2008: 255,000), of which 173,813 share options were granted as a result of the Rights Issue. The share options were given on the same terms and conditions as those offered to other employees of the Group except for share options granted to Non-Executive Directors, which have exercise periods of five years (Note 32). The annual grant of NOL share options to Non-Executive Directors had ceased with effect from the financial year ended 28 December 2007. For share options granted to Non-Executive Directors during the period from 31 December 2004 to 12 March 2007, which have exercise periods of five years, a moratorium on the disposal of shares arising from the exercise of the share options is applicable during their term of service as a member of the Board of Directors of the Company, until six months after their term of office has been completed, and/or six months after resignation or retirement. The outstanding number of share options granted to the Directors of the Company at the end of the financial year was 3,843,813 (2008: 2,444,000).

(c) Key Management Personnel

(i) Loans to key management personnel

Loans given under the Group's approved housing, car and renovation loans scheme to key management personnel were as follows:

	Group	
	2009 US$'000	2008 US$'000
Housing, car and renovation loans receivable (non-current)	–	22

The housing, car and renovation loans receivable in 2008 were included in non-current assets as loans receivable (Note 24). The loans were interest free.

36. Related Party Transactions (continued)

(c) Key Management Personnel (continued)

(ii) *Key management personnel remuneration*

The remuneration of the key management personnel includes base salary, performance bonus, share options, performance shares, benefits (including housing and allowances) and Directors' fees.

The total remuneration of key management personnel disclosed under this note is computed based on the cost incurred by the Group whereas the remuneration information disclosed under the "Remuneration for the Directors of the Company" and "Remuneration Bands for the Top Five Key Management Staff who are not Directors of the Company" in the Corporate Governance report is derived based on the following:

- includes full cost of share-based compensation (e.g. share options and performance shares, if any) granted/awarded for the services rendered in the respective performance years, notwithstanding that the actual cost is recognised in the financial statements of the Group over the vesting periods of the share options/performance shares which extend to subsequent financial years;
- includes bonus, expatriate and other benefits (e.g. housing, education benefits, etc.) recognised in the financial statements of the Group; and
- excludes termination/severance and redundancy costs.

Key management personnel remuneration was as follows:

	Group	
	2009 US$'000	2008 US$'000
Salaries, other short-term employee benefits and Directors' fees	7,453	11,758
Post-employment benefit plans	377	702
Termination benefits	–	4,126
Share-based compensation costs	1,378	3,394
	9,208	19,980

Included in the above was total compensation to Directors of the Company amounting to US$2.7 million (2008: US$8.5 million). This included a reinstatement to an executive director's remuneration which was originally reduced by 20% during the financial year ended 25 December 2009.

Notes:

(a) Key management personnel for 2009 and 2008 included:
- Executive Director: Ronald Dean Widdows (Group President and Chief Executive Officer – appointed in July 2008).
- Non-Executive Directors: Cheng Wai Keung, Friedbert Malt, James Connal Scotland Rankin, Robert Holland, Jr, Christopher Lau Loke Sam, Timothy Charles Harris, Peter Wagner, Bobby Chin Yoke Choong, Simon Claude Israel, Tan Pheng Hock and Boon Swan Foo (appointed in July 2008).
- Corporate: Cedric Foo (Group Deputy President and Chief Financial Officer), Wu Choy Peng (Group Chief Information Officer) and Goh Teik Poh (Group Chief Human Resource Officer, for the period from January 2008 to April 2009).
- Business Units: Eng Aik Meng (President, Liner – appointed in September 2008), Ronald Dean Widdows (Chief Executive Officer, Liner, for the period from June 2003 to June 2008), Brian Lutt (President, Logistics, resigned in March 2009), Jim McAdam (President, Logistics, appointed in April 2009) and Steve Schollaert (President, Terminals).
- Regional Presidents: David Appleton (President, Europe), John Bowe (President, Americas), Kenneth Glenn (President, South Asia, for the period from August 2006 to December 2008 and subsequently appointed as President, North Asia in January 2009), Goh Teik Poh (President, South Asia, appointed in May 2009), Jim McAdam (President, Asia/Middle East, for the period from September 2006 to December 2008 and subsequently appointed as President, South Asia, for the period from January 2009 to April 2009) and Daniel Ryan (President, Greater China, for the period from August 2006 to January 2009).

(b) Included in 2008, but not in 2009, was the remuneration for:
- Executive Director: Thomas Held (Group President and Chief Executive Officer – resigned in July 2008).
- Non-Executive Directors: Ang Kong Hua (retired in April 2008) and Yasumasa Mizushima (retired in April 2008).

(c) Tax equalisation costs were derived based on cost incurred by the Group during the financial year.

37. Financial Information by Industry and Geographical Segments

Segment Reporting By Operating Segments

For management purposes, the Group is organised into business units based on their services, and has three reportable operating segments as follows:

1. Container Shipping – Global container transportation operations. It offers container shipping services in major trade lanes such as Transpacific, Intra-Asia, Transatlantic, Latin America and Asia-Europe.

2. Logistics – Global logistics provider with a comprehensive network of facilities and services to support the global supply chain management needs of customers. The range of services include consolidation, warehousing, global freight management (ocean, air, truck and rail), domestic distribution networks, international deconsolidation and information technologies that provide timely and accurate information to effectively manage supply chain activities.

3. Terminals – Operation of container terminals and provision of other related services. The segment information on Terminals has been prepared as if the Terminals unit of the Group operates as a separate business and charges are at arm's length. In practice, terminal handling forms an integral part of shipping.

Except as indicated above, no operating segments have been aggregated to form the above reportable operating segments.

The terms of inter-segment sales are established by negotiation between the various business units.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on earnings before interest and tax.

Unallocated income statement items represent income tax expense or credit and interest expense, which are managed on a group basis and are not allocated to operating segments. However, costs are sometimes incurred at the enterprise level on behalf of a segment. Such costs are segment expenses if they relate to the segment's operating activities and they can be directly attributed or allocated to the segment on a reasonable basis.

Segment assets comprise primarily of property, plant and equipment, investment properties, intangible assets, goodwill arising on consolidation, inventories, receivables, operating cash and other investments and exclude fixed and demand deposits and deferred income tax assets. Segment liabilities comprise primarily of operating liabilities and exclude items such as income tax liabilities and borrowings.

Capital expenditure comprises additions to property, plant and equipment and intangible assets, excluding those acquired through business combinations and finance leases.

37. Financial Information by Industry and Geographical Segments (continued)

Segment Reporting By Operating Segments – Financial Year Ended 25 December 2009

	Container Shipping US$'000	Logistics US$'000	Terminals US$'000	Others US$'000	Elimination US$'000	Total US$'000
Revenue						
External sales	5,418,625	963,708	133,245	–	–	6,515,578
Inter-segment sales	66,305	12,431	370,178	8,327	(457,241)	–
Total revenue	5,484,930	976,139	503,423	8,327	(457,241)	6,515,578
Segment result	(743,870)	50,129	32,795	(7,211)	–	(668,157)
Interest income	4,849	1,153	–	1,187	–	7,189
Share of results of associated companies	–	3,328	(73)	–	–	3,255
Share of results of joint ventures	–	340	(175)	–	–	165
Minority interest	(340)	(1,398)	33	–	–	(1,705)
Earnings before interest and tax	(739,361)	53,552	32,580	(6,024)	–	(659,253)
Interest expense						(42,579)
Income tax expense						(38,977)
Net loss attributable to equity holders of the Company						(740,809)
Segment assets	4,103,451	256,468	182,801	1,986,598	(1,404,902)	5,124,416
Associated companies	–	18,166	22,050	–	–	40,216
Joint ventures	–	5,203	21,904	–	–	27,107
Unallocated assets						148,811
Consolidated total assets						5,340,550
Segment liabilities	2,418,840	264,604	144,381	69,978	(1,404,902)	1,492,901
Unallocated liabilities						1,007,459
Consolidated total liabilities						2,500,360
Other segment items:						
Capital expenditures						
– property, plant and equipment	64,179	8,200	11,169	5,503	–	89,051
– intangible assets	2,368	1,791	–	–	–	4,159
Depreciation	245,795	8,855	20,556	4,905	–	280,111
Amortisation	3,623	2,443	–	39	–	6,105
Net provision for/(write-back of) impairment	7,876	(1,301)	545	(256)	–	6,864
Other non-cash expenses	104,505	474	5,252	1,937	–	112,168

Segment Reporting By Operating Segments – Financial Year Ended 26 December 2008

	Container Shipping US$'000	Logistics US$'000	Terminals US$'000	Others US$'000	Elimination US$'000	Total US$'000
Revenue						
External sales	7,804,563	1,308,134	169,799	2,629	–	9,285,125
Inter-segment sales	140,300	15,961	407,089	10,352	(573,702)	–
Total revenue	7,944,863	1,324,095	576,888	12,981	(573,702)	9,285,125
Segment result	31,148	50,443	60,401	6,171	–	148,163
Interest income	3,992	3,154	596	1,277	–	9,019
Share of results of associated companies	–	3,719	71	9	–	3,799
Share of results of joint ventures	–	(1,606)	5,800	–	–	4,194
Minority interest	(670)	(2,463)	(1,711)	(305)	–	(5,149)
Earnings before interest and tax	34,470	53,247	65,157	7,152	–	160,026
Interest expense						(27,986)
Income tax expense						(48,926)
Net profit attributable to equity holders of the Company						83,114
Segment assets	3,984,954	266,682	193,153	945,066	(363,060)	5,026,795
Associated companies	–	15,046	13,972	–	–	29,018
Joint ventures	–	5,208	22,079	–	–	27,287
Unallocated assets						361,491
Consolidated total assets						5,444,591
Segment liabilities	1,487,610	306,052	146,924	57,574	(363,060)	1,635,100
Unallocated liabilities						1,304,900
Consolidated total liabilities						2,940,000
Other segment items:						
Capital expenditures						
– property, plant and equipment	641,070	18,773	26,017	193,189	–	879,049
– intangible assets	2,227	746	–	2	–	2,975
Depreciation	227,460	8,325	20,552	6,200	–	262,537
Amortisation	(1,682)	2,126	–	41	–	485
Net provision for impairment	6,930	2,047	265	628	–	9,870
Other non-cash expenses	84,709	15,235	12,484	332	–	112,760

37. Financial Information by Industry and Geographical Segments (continued)

Segment Reporting By Geographical Segments

In respect of container shipping activities which covers the world's major shipping lanes, the geographical segment of external sales are reported as follows:

Geographical Segments	Trade Lanes
Asia/Middle East	Intra-Asia
Europe	Asia-Europe Transatlantic
Americas	Transpacific Latin America

In respect of logistics activities, the geographical segments of external sales are reported based on the country where the services were significantly performed.

In respect of terminals services, the geographical segments of external sales are reported based on the country where the services are performed.

In respect of other activities, the geographical segments of external sales are reported based on the country of domicile of customers.

The Directors of the Company consider that the nature of the Group's business precludes a meaningful allocation of vessels, drydocking costs and containers to specific geographical segments as defined under FRS 108 *Operating Segments*. These vessels, together with the related drydocking costs, and containers are primarily utilised across geographic markets for shipment of cargoes throughout the world. This is in line with the industry practice.

	Sales		Non-current Assets	
	2009 US$'000	2008 US$'000	2009 US$'000	2008 US$'000
Asia/Middle East	1,600,680	2,134,557	445,720	390,755
Europe	1,189,131	2,088,235	31,040	31,776
Americas	3,725,767	5,062,333	279,371	309,749
Subtotal	6,515,578	9,285,125	756,131	732,280
Vessels	–	–	1,994,821	2,031,906
Containers	–	–	985,042	1,068,333
Drydocking costs	–	–	48,632	67,374
Total	6,515,578	9,285,125	3,784,626	3,899,893

Non-current assets information presented above consisted mainly of property, plant and equipment, investment property, intangible assets, goodwill, and deferred charges as presented in the consolidated balance sheets.

38. New or Revised Accounting Standards and Interpretations

Certain new standards, amendments and interpretations to existing standards have been published and are mandatory for the Group's financial year beginning on or after 26 December 2009 or later years and which the Group has not early adopted. The impact from adoption of those standards which the Group will adopt in the financial year ending 31 December 2010 is set out below:

(a) Amendments to FRS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items *(effective for annual periods beginning on or after 1 July 2009)*

This amendment clarifies how the principles that determine whether a hedged risk or portion of cash flows is eligible for designation should be applied in particular situations. The Group will apply this amendment from 26 December 2009, but it is not expected to have a material impact on the financial statements.

(b) INT FRS 117 Distributions of Non-Cash Assets to Owners *(effective for annual periods beginning on or after 1 July 2009)*

INT FRS 117 clarifies how the Group should measure distributions of assets, other than cash, to its owners. INT FRS 117 specifies that such a distribution should only be recognised when appropriately authorised, and that the dividend should be measured at the fair value of the assets to be distributed. The difference between the fair value and the carrying amount of the assets distributed should be recognised in the income statement. INT FRS 117 applies to pro rata distributions of non-cash assets except for distributions to a party or parties under common control.

The Group will apply INT FRS 117 from 26 December 2009, but it is not expected to have a material impact on the financial statements.

(c) INT FRS 118 Transfer of Assets to Customers *(effective for annual periods beginning on or after 1 July 2009)*

INT FRS 118 prescribes the accounting requirements for arrangements where the Group receives an item of property, plant and equipment from a customer which must be used to provide an ongoing service to the customer. It also applies to cash received from a customer that must be used to acquire or construct such property, plant and equipment.

The Group will apply INT FRS 118 from 26 December 2009, but it is not expected to have a material impact on the financial statements.

(d) FRS 27 (revised) Consolidated and Separate Financial Statements *(effective for annual periods beginning on or after 1 July 2009)*

FRS 27 (revised) requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting treatment when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognised in the income statement. The Group will apply FRS 27 (revised) prospectively to transactions with minority interests from 26 December 2009.

(e) FRS 103 (revised) Business Combinations *(effective for annual periods beginning on or after 1 July 2009)*

FRS 103 (revised) continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition-related costs should be expensed. The Group will apply FRS 103 (revised) prospectively to all business combinations from 26 December 2009.

39. Authorisation of Financial Statements

These financial statements were authorised for issue in accordance with a resolution of the Directors on 11 March 2010.

40. Listing of Significant Subsidiaries

Details of significant subsidiaries of the Group were as follows:

Subsidiaries	Effective group equity interest 2009 %	Effective group equity interest 2008 %	Country of incorporation/ Place of operation	Principal activities
Direct Interest:				
APL (Bermuda), Ltd[a]	100	100	Bermuda	Shipping services
APL Logistics Ltd[a]	100	100	Singapore	Logistics services
Indirect Interest:				
American President Lines, Ltd[a]	100	100	United States of America	Shipping services
APL Co. Pte Ltd[a]	100	100	Singapore	Shipping services
APL Logistics Hong Kong Ltd[b]	–[d]	100	Hong Kong SAR	Logistics services
APL Logistics Transportation Management Services, Ltd.[b]	100	100	United States of America	Logistics services
APL Logistics Warehouse Management Services, Inc.[b]	100	100	United States of America	Logistics services
APL Logistics Warehouse Management Services de Mexico, S.A. de C.V. [b]	100	100	Mexico	Logistics services
APL Logistics (China) Ltd. [b]	100	100	China	Logistics services
Vascor, Ltd[b],[c]	50	50	United States of America	Logistics services

Notes:

[a] Audited by Ernst & Young LLP, Singapore
[b] Audited by Ernst & Young firms outside Singapore
[c] Deemed to be a subsidiary as the Group controls the entity via veto rights
[d] Ceased to be a significant subsidiary of the Group as at 25 December 2009

In accordance with Rule 716 of the SGX-ST Listing Manual, the Audit Committee and Board of Directors of the Company confirmed that they are satisfied that the appointment of different auditors for certain subsidiaries would not compromise the standard and effectiveness of the audit of the Group.

VALUE ADDED STATEMENT

For the Financial Year Ended 25 December 2009

	2009 US$'000	2008 US$'000
Revenue	6,515,578	9,285,125
Less: cost of sales and operating expenses	(6,418,458)	(8,267,087)
Value added from business unit operations	97,120	1,018,038
Share of results of associated companies	3,255	3,799
Share of results of joint ventures	165	4,194
Other gains (net)	17,803	52,903
Value added available for distribution	118,343	1,078,934
Distribution :		
To employees in employee benefits	475,698	621,690
To providers of capital on:		
(a) interest on borrowings	42,579	27,986
(b) dividends to our partners in subsidiaries	2,473	4,834
(c) dividends to equity holders	–	81,764
To government in freight and income taxes	59,059	78,458
Retained for reinvestment and future growth :		
(a) depreciation	280,111	262,537
(b) minorities' share of (losses)/profits in subsidiaries	(768)	315
(c) retained earnings	(740,809)	1,350
	118,343	1,078,934

	2009 US$	2008 US$
Value added per employee	10,292	91,684
Value added per US$ employment cost	0.25	1.74
Value added per US$ investment in property, plant and equipment and investment properties (before depreciation and impairment losses)	0.02	0.19
Value added per US$ sales	0.02	0.12

	2009	2008
Additional Information :		
Average number of employees	11,498	11,768
Cost of property, plant and equipment and investment properties (before depreciation and impairment losses) in US$'000	5,707,481	5,642,437

The Value Added Statement does not form part of the audited financial statements.

SIMPLIFIED GROUP FINANCIAL POSITION

As at 25 December 2009

	2009 US$'000	2008 US$'000
What we owned	5,340,550	5,444,591

	2009 US$'000	2009 %
Property, plant and equipment	3,509,266	65.7
Investment properties	9,230	0.2
Trade receivables	737,752	13.8
Inventories at cost	197,208	3.7
Other assets	887,094	16.6
	5,340,550	100.0

	2009 US$'000	2008 US$'000
What we owed	5,340,550	5,444,591

	2009 US$'000	2009 %
Share capital	1,815,479	34.0
Treasury shares	(5,216)	(0.1)
Shares held by employee benefit trust	(2,989)	*
Reserves	989,345	18.5
Borrowings	939,806	17.6
Other current liabilities	1,337,215	25.0
Other non-current liabilities & minority interest	266,910	5.0
	5,340,550	100.0

* Denotes percentage of less than -0.06%.

The Simplified Group Financial Position does not form part of the audited financial statements.

FIVE YEAR GROUP FINANCIAL STATISTICS

	2009 US$'000	2008 US$'000	2007 US$'000	2006 US$'000	2005 US$'000
Income					
Revenue	6,515,578	9,285,125	8,159,977	7,263,500	7,271,060
(Loss)/Profit before income tax and minority interest	(700,127)	137,189	585,863	272,845	874,121
(Loss)/Profit after income tax and minority interest	(740,809)	83,114	522,761	363,743	803,872
Selected Balance Sheet Data					
Current assets	1,504,123	1,490,529	1,884,123	1,784,681	2,159,544
Investments in associated companies	40,216	29,018	15,107	8,736	5,898
Investments in joint ventures	27,107	27,287	23,004	17,112	16,585
Available-for-sale financial assets	31	92	147	323	14,862
Property, plant and equipment	3,509,266	3,642,636	2,812,777	2,168,365	2,237,656
Investment properties	9,230	9,047	21,348	23,114	22,122
Deferred charges	9,268	3,245	4,213	3,311	1,887
Intangible assets	29,142	29,229	32,927	26,115	27,492
Goodwill arising on consolidation	129,095	129,095	121,454	121,454	221,453
Deferred income tax assets	5,177	3,683	20,506	43,786	34,366
Derivative financial instruments	670	–	–	–	28,851
Other non-current assets	77,225	80,730	73,105	73,889	44,186
Total Assets	5,340,550	5,444,591	5,008,711	4,270,886	4,814,902
Current borrowings	20,975	85,383	54,263	141,683	197,077
Other current liabilities	1,337,215	1,468,194	1,489,668	1,249,267	1,175,311
Non-current borrowings	918,831	1,159,262	537,252	530,412	510,261
Deferred income	659	–	537	5,478	10,543
Deferred income tax liabilities	25,155	24,972	18,180	17,148	137,509
Provisions and other non-current liabilities	197,525	202,189	201,594	184,803	158,293
Total Liabilities	2,500,360	2,940,000	2,301,494	2,128,791	2,188,994
Net Assets	2,840,190	2,504,591	2,707,217	2,142,095	2,625,908
Share capital and reserves	2,796,619	2,460,544	2,661,918	2,108,717	2,605,073
Minority interest	43,571	44,047	45,299	33,378	20,835
	2,840,190	2,504,591	2,707,217	2,142,095	2,625,908

Dividends Declared (Gross)	2009	2008	2007	2006	2005
Interim dividend (Singapore cents per share)	–	4.00 [33]	4.00 [33]	4.00 [33]	8.00 [33]
Final dividend (Singapore cents per share)	–	4.00 [34]	10.00 [34]	4.00 [34]	– [35]
Dividend cover (times)	–	1	4	5	11

Capital Reduction	2009	2008	2007	2006	2005
Cash distribution (Singapore cents per share)	–	–	–	–	92.00 [35]

Selected Ratios	2009	2008	2007	2006	2005
Return on ordinary share capital and reserves	-28%	3%	23%	18%	34%
Return on total assets	-14%	2%	11%	9%	18%
Net tangible assets per share (in US$)	1.04 [36]	1.60	1.74	1.39	1.66
Current assets to current liabilities	111%	96%	122%	128%	157%
Share capital and reserves to total assets	52%	45%	53%	49%	54%

[33] Interim tax exempt (one-tier) dividend

[34] Final tax exempt (one-tier) dividend

[35] In view of the cash distribution which was significantly higher than the Company's dividend policy, no final dividend was declared for the financial year 2005.

[36] Net tangible assets as at 25 December 2009 computed on larger share base after the Rights Issue.

The Five Year Group Financial Statistics does not form part of the audited financial statements.

FIVE YEAR GROUP FINANCIAL STATISTICS



REVENUE (US$ BILLION)
10 -
9 -
8 -
7 -
6 -
5 -
4 -
3 -
2 -
1 -
0 -
2009 6.52
2008 9.29
2007 8.16
2006 7.26
2005 7.27
(LOSS)/PROFIT (US$ MILLION)
1,000 -
800 -
600 -
400 -
200 -
0 -
-200 -
-400 -
-600 -
-800 -
(Loss)/Profit Before Income Tax & Minority Interest
(Loss)/Profit After Income Tax & Minority Interest
2009 (700.1) (740.8)
2008 137.2 83.1
2007 585.9 522.8
2006 272.8 363.7
2005 874.1 803.9

TOTAL ASSETS (US$ MILLION)



6,000 -
5,000 -
4,000 -
3,000 -
2,000 -
1,000 -
0 -
2009 5,341
2008 5,445
2007 5,009
2006 4,271
2005 4,815

SHARE CAPITAL & RESERVES (US$ MILLION)



3,000 -
2,500 -
2,000 -
1,500 -
1,000 -
500 -
0 -
2009 2,796.6
2008 2,460.5
2007 2,661.9
2006 2,108.7
2005 2,605.1

GROSS DEBT TO EQUITY RATIO (TIMES)



1.0 -
0.8 -
0.6 -
0.4 -
0.2 -
0 -
2009 0.33
2008 0.50
2007 0.22
2006 0.31
2005 0.27

COST OF DEBT (%)
(INTEREST EXPENSE/AVERAGE BORROWINGS X 100%)



10 -
8 -
6 -
4 -
2 -
0 -
2009 3.2
2008 3.2
2007 5.9
2006 6.5
2005 5.4

The Five Year Group Financial Statistics does not form part of the audited financial statements.


BASIC (LOSS)/EARNINGS PER SHARE (US¢)
2009 (36.12)
2008 5.11[37]
2007 32.25[37]
2006 22.58[37]
2005 49.98[37]
NET TANGIBLE ASSETS PER SHARE (US$)
2009 1.04[38]
2008 1.60
2007 1.74
2006 1.39
2005 1.66
PRICE/BOOK RATIO (TIMES)
2009 1.04
2008 0.47
2007 1.51
2006 0.94
2005 1.12
NOL SHARE PRICE (S$)
Year High (closing)
Year Low (closing)
Year Average (closing)
2009 1.90 0.87 1.47
2008 4.08 0.96 2.65
2007 6.15 2.09 4.21
2006 3.46 1.52 2.16
2005 4.20 2.84 3.42
NOL MONTH-END SHARE PRICE (S$)
Jan'05
Jan'06
Jan'07
Jan'08
Jan'09

[37] Restated for effects of the Rights Issue.

[38] Net Tangible Assets as at 25 December 2009 computed on larger share base after the Rights Issue.

The Five Year Group Financial Statistics does not form part of the audited financial statements.

Neptune Orient Lines Limited

456 Alexandra Road

#06-00 NOL Building

Singapore 119962

Telephone +65 6278 9000

Company Registration Number 196800632D

www.nol.com.sg


NOL

NEPTUNE ORIENT LINES LIMITED ANNUAL REPORT 2009

Strength. Flexibility. Resilience.

Strong customer relationships, financial **flexibility** and skilled, **resilient** employees form the backbone of NOL. These qualities will see us through challenging times and drive our growth as conditions improve.

CONTENTS

FIVE YEAR PERFORMANCE

REVENUE (US$M)

Year	Value
09	6,516
08	9,285
07	8,160
06	7,264
05	7,271

NET (LOSS)/PROFIT (US$M)

Year	Value
09	(741)
08	83
07	523
06	364
05	804

RETURN ON EQUITY (%)

Year	Value
09	-28
08	3
07	23
06	18
05	34

(LOSS)/EARNINGS PER SHARE (US CENTS)

09	(36.12)
08	5.11[1]
07	32.25[1]
06	22.58[1]
05	49.98[1]

NET ASSET VALUE PER SHARE (US$)

09	1.08[2]
08	1.67
07	1.81
06	1.45
05	1.79

1 Restated for effects of the Rights Issue.

2 Net Asset Value as at 25 December 2009 computed on larger share base after the Rights Issue.


APL
Logistics
www.apllogistics.com

FUTURE GROWTH
Our APL Logistics business is playing a key role in the expansion of our inland network, building closer connections between our customers and their markets.



CHAIRMAN'S MESSAGE

CHENG WAI KEUNG

Dear Shareholders,

In 2009, we witnessed a global economic downturn of unprecedented scale. As a consequence, we experienced the greatest slowdown in global trade and over-capacity of the post-war era. The effects of this were felt throughout our industry, and NOL was not spared.

As the year unfolded, our company was faced with sharp falls in demand and freight rates. We acted quickly and decisively to cut costs and improve productivity.

Meanwhile, we continued paying attention to the fundamentals – maintaining customer service and strengthening our balance sheet. And we kept sight of our long term growth plans.

By year end, we saw some moderate improvement in demand. While freight rates have stabilised and inched higher, a full and sustained recovery in the global container shipping and logistics markets cannot be assured.

As the year came to a close, the full impact of this most demanding year was evident – at an industry level for all our competitors and also for our company. Under these circumstances, we incurred a substantial loss.

During the 2009 financial year, NOL achieved group revenue of US$6.52 billion, a decrease of 30% on the previous year. This decline reflected the impact of markedly lower consumer spending, lower trade flows and thus lower demand for our services.

In 2009, our Group posted a net loss of US$741 million for the year, compared to a net profit of US$83 million a year earlier.

Our Container Shipping business, APL, bore the full effects of the sharp drop in global trade, recording EBIT loss of US$739 million and a reduction in volumes of 7% to 2.3 million FEU. Logistics and Terminals business units continue to provide positive contribution to the Group, recording EBIT of US$54 million and US$33 million respectively, despite being similarly impacted by the decline in global trade.

Across NOL, managing the impact of the global financial crisis became one major area of endeavour. The other was continuing to re-shape our global network of land and sea-based container transport services.

In 2009, a number of major initiatives were implemented to strengthen our balance sheet and improve liquidity. Details of these initiatives are described in this Report.

The most significant action we took was in June, when we announced a major Rights Issue. This issue was concluded in July and was oversubscribed as a result of the strong support from all shareholders. The net proceeds of the NOL Rights Issue amounted to approximately US$960 million, mainly used to repay bank borrowings and for working capital. When opportunities arise, the proceeds wil be re-deployed for investment purposes.

As a result of this strong shareholder support, our balance sheet is in good shape and as at 25 December 2009 our net debt to equity ratio was a healthy 0.21 times. At the same time, new committed loan facilities were put in place. Besides strengthening NOL's balance sheet, the new equity and debt facilities provided greater financial flexibility. Our company is now well-positioned to deal with the difficult conditions we face.

The financial crisis also presents us with opportunities. In line with our strategy, we are poised to evaluate and take advantage of these as they occur.

During the year, NOL continued to implement growth initiatives. These are outlined in the Operations Report which follows. In addition, many of the actions we executed in response to the downturn will ensure that our company will operate at near peak efficiency when global trade improves.

In May, a final dividend of 4 Singapore cents per share was paid to shareholders, which brought the total dividend paid for 2008 financial year to 8 Singapore cents per share. At the same time, the Directors decided and informed shareholders of a policy that will see NOL pay annual dividends of 20% of net profits after tax. Accordingly, no dividend will be paid for the 2009 financial year. As our company returns to profitability, we look forward to resuming dividend payments.

Our Compass, the document that summarises NOL's vision and mission, directs us to respect the communities in which we operate. During the year, in spite of the difficulties we faced, we continued to support many community organisations across the globe.

We also strived to improve our company's environmental performance and to ensure that NOL remains a satisfying place for our people to work. Initiatives in these areas are detailed in this Report.

NOL also adopts best practices in corporate governance and is committed to excellence in these areas. We also have in place a detailed whistle blowing policy for staff to raise any concerns.

There was no change to the composition of the NOL Board of Directors between August 2008 and January 2010. This stability has been of great value in a period of market uncertainty. In February 2010 we welcomed Mr Robert Herbold to our Board of Directors. I thank all my fellow Directors for their support, advice and good counsel.

It is proposed that Directors Mr James Connal Scotland Rankin, Mr Robert Holland, Jr, Mr Tan Pheng Hock and Mr Boon Swan Foo, who joined the Board in 2002, 2004, 2006 and 2008 respectively, will step down at the Annual General Meeting on 14 April 2010. Each of them has made an outstanding contribution to our company, for which we are indebted.

On behalf of the Board, I also thank NOL employees and management for their loyalty, hard work and sacrifices in helping us deal with the major challenges throughout 2009.

Finally, our thanks go to our shareholders and customers for their continued support in this most difficult of years.

CHENG WAI KEUNG
CHAIRMAN


APL SPAIN

GLOBAL NETWORK
The APL Spain shown navigating the Suez Canal in Egypt.

BOARD OF DIRECTORS



Cheng Wai Keung
Chairman



Friedbert Malt
Vice Chairman



Ronald Widdows
Executive Director



Connal Rankin
Director

The NOL Board of Directors is a diverse group, embodying many decades of business experience.



Robert Holland Jr
Director



Christopher Lau
Director



Timothy Harris
Director



Peter Wagner
Director



Bobby Chin
Director



Simon Israel
Director



Tan Pheng Hock
Director

Our Directors bring guidance, international expertise and insight to the leadership of NOL.



Boon Swan Foo
Director



Robert Herbold
Director



MANAGEMENT REPORT

RONALD WIDDOWS – GROUP PRESIDENT & CHIEF EXECUTIVE OFFICER

We will look back on 2009 as the most difficult year in our Group's history, with the effects of a global economic crisis compounded by factors specific to Container Shipping, our primary business.

Industries, governments and consumers felt the effects of the economic crisis in 2009. But nowhere was the impact greater than in global trade. As businesses retrenched and consumers cut spending, containerised trade volumes plummeted.

The impact on NOL, given our concentration in Container Shipping, was significant. All of our lines of business and each of our regional markets experienced a downturn.

In Container Shipping, the economic conditions were the worst the industry has ever faced. The impact on demand in our markets was dramatic. While we made early, decisive adjustments to our businesses, including vessel lay-ups and service rationalisations, it was not possible to reduce our overall cost base sufficiently to counteract the severity of the downturn, and the effect of rising fuel costs.

The positive contributions of our Logistics and Terminals businesses could also not offset the severe margin compression in our Container Shipping business, which resulted in a very disappointing net loss of US$741 million for the Group for the year.

We were not alone. Some estimates put the total financial loss incurred by container carriers in 2009 at US$20 billion – an ignominious industry record.

NOL took early and aggressive measures in response to the economic crisis. We reduced costs, cut capacity and restructured our businesses for greater efficiency. Even this was not enough to overcome the debilitating operating environment. It did, however, position us to improve performance when the global economy recovers.

Financial Performance

In 2009, trade flows globally were impacted by a dramatic drop in demand for the products our customers ship with us. Export volume for some trading nations declined by more than 50% during the first quarter. As a result, containerised freight rates fell to historic lows.

Loss of demand may have precipitated the collapse in rates. But it was hastened by ocean carriers attempting to protect market share and keep vessel utilisation levels high in an environment of very low demand.

NOL revenue declined by 30% to US$6.52 billion, mainly due to reduced volumes and lower average revenue per FEU in our Container Shipping business. Freight rates remained at unsustainably low levels during the year, contributing to a core EBIT loss for the Group of US$651 million.

The year began with volumes and revenue severely impacted by stalled global trade. Through the second half of the year, improved volumes and active capacity management led to higher utilisation rates, but earnings remained depressed due to low freight rates, which remained below levels necessary for full cost recovery. Nevertheless, NOL ended the year with a stronger market position in a number of key trades, with better volumes and slightly improved freight rates particularly in the Asia-Europe trade.

Building Our Group

We adjusted our business to market demand in 2009, and unfortunately, did struggle to continue to provide excellent customer service. We laid the foundations for future growth by creating a more efficient, responsive business structure. We streamlined our finances, reduced capital expenditure and strengthened our balance sheet.

Considerable costs were taken out of our business to counteract significantly reduced revenues. In the early stages of the crisis we moved rapidly to limit our fleet size.

Then, as APL's volumes gained strength, vessels were progressively re-introduced. Vessel utilisation rates were higher throughout the second half of the year averaging 93% in the fourth quarter, compared to an average of 89% across the full year. As at 25 December 2009, 10 of the vessels in our fleet remained laid up, representing around 10% of total fleet capacity. By year end, our service levels began to stabilise.

In 2009, we continued to build the backbone of our Group, extending and strengthening our networks and inland connections in key geographies such as China, the US, India and Vietnam.

We also increased the concentration of our assets in trade lanes that are vital to our key customers' futures, where we have real advantages and where there is strong growth potential. As a result, we grew our share in the Intra-Asia and Transpacific markets.

Following a detailed analysis of the future requirements of our businesses, NOL has begun the work to establish a new major administration and documentation centre in Chongqing in Western China. We are confident that this new Centre, supported by state-of-the-art IT systems will increase our efficiency, data visibility and overall service performance. We also completed the relocation of NOL's Americas headquarters to Phoenix, Arizona.


APL GERMANY
MONROVIA
APL OAKLAN

ASIA EXPERTISE
Two APL vessels berthed in Singapore, our headquarters and an important hub in our global network.

The establishment of these new centres has seen nearly 1,000 new employees join our Group, bringing drive, enthusiasm and fresh ideas. The shift to the new sites is delivering very significant operational cost savings. By closing a number of other offices and migrating and centralising work functions and processes, we have improved productivity and created an efficient, scalable platform for future growth.

In the current business environment, the ability to make rapid adjustments to capital expenditure is a requirement for survival. In 2009, we significantly curtailed capital expenditure, with funding restricted to essential business areas. One of these was the 'REMODEL' IT upgrade project.

NOL has a stated commitment to investing in REMODEL. Information technology systems are central to providing high quality transport services. It is critical to the future of our business that our IT systems stay state-of-the-art, and take already industry-leading functionality to even higher levels.

REMODEL will provide a platform for improved customer service, better yield management and operational excellence. The project is an example of NOL's focus on long-term competitiveness, despite difficult current circumstances.

Another major change implemented in 2009 was our progressive move to implement 'slow-steaming', the process of running service loops with more vessels and at slower speeds to reduce operating costs, fuel consumption and emission levels. While the current impetus behind slow steaming is largely economic, we and others believe this strategy will become standard practice because the technology needed to reduce emissions materially will take decades to enter the global fleet, whereas an emissions reduction regime is likely to be launched around 2012. In short, the most effective way for our industry to reduce emissions is to burn less fuel, and that translates to networks running at lower speeds.



Group Deputy President and Chief Financial Officer, Cedric Foo, led the team which executed NOL's 2009 Rights Issue.

Business Unit Performance

NOL's three businesses – Container Shipping, Logistics and Terminals, form a highly integrated group, with our APL business accounting for around 79% of Group revenue.

In 2009, APL bore the full brunt of tough market conditions and freight rates, which reached unprecedented lows. APL's core EBIT loss for the full year was US$731 million. Overall revenue was down by 31% to US$5.5 billion, and average revenue per FEU down by 25%.

APL's revenues were negatively impacted by the general weakness of freight rates, particularly throughout the first half of the year, and new contract pricing in the Transpacific trade that had unsustainable rates coming into effect in May of 2009.

In the second half of the year, demand for APL service was very strong in spite of the market overall being soft, and we successfully grew market share in the face of a declining market. To a large extent, this reflected customers' positive regard for the APL service proposition and the value placed on attributes such as reliability.

Late in the year, initiatives to improve freight rates across a range of trades began to gain traction. However, only the Asia-Europe trade improved to a meaningful degree. Transpacific and Intra-Asia longhaul rates would only begin to move up in January of 2010.

In 2009, APL Logistics maintained its positive contribution to the Group's performance, delivering Core EBIT of US$54 million, a decline of US$10 million, despite revenue decreasing by 26%, to US$976 million. This demonstrates the Logistics unit's effective focus on cost management.

Terminals achieved positive Core EBIT of US$32 million, a decrease of 56% compared to the previous year. Revenue for Terminals was US$503 million, 13% lower year-on-year.

While these are historically tough times, our businesses remain first class in terms of operational capabilities and customer service. They are rated highly by customers and the wider trading community.

In 2009, our Container Shipping and Logistics businesses won a number of prestigious industry and customer satisfaction awards, underlining our commitment to high standards of customer service.

Increased Financial Flexibility

During the early part of 2009, it became clear within NOL that considerable operating losses were likely to be incurred as the year progressed. We were also aware that having a stronger balance sheet than competitors would give our Group an advantage at a time when customers would increasingly look to partners with demonstrated financial stability. Balance sheet strength would also provide a liquidity cushion, giving us the flexibility to take advantage of growth opportunities should they arise.

On 2 June 2009, our Company announced a proposed renounceable underwritten Rights Issue. This was a key component of NOL's response to the global economic downturn.

The Rights Issue offered existing NOL shareholders the chance to subscribe for additional new shares in the Company, at a discount. Shareholders could subscribe for three new Rights shares for every four existing shares they held.

The Rights Issue closed on 8 July, oversubscribed, with valid acceptances and excess applications received for more than 1.15 billion Rights Shares. The gross proceeds from the Rights Issue amounted to S$1.437 billion, or approximately US$1 billion.

Our actions sent an important message to the marketplace at an opportune time: NOL is strong; we have weathered the worst downturn in the industry's history; and we are poised to grow as the economy recovers.

NOL was well served by an efficient group of advisers and joint underwriters who assisted us in moving quickly to take advantage of demand for NOL shares. We thank all involved in this excellent team effort.

The equity raising was to strengthen NOL's balance sheet and provide significant financial flexibility. These initiatives have ensured the Group has substantial liquidity to fund investments when opportunities arise.

As at 25 December 2009, NOL's net gearing was relatively low at 0.21 times, which compared favourably with our industry peers.

The Group has in place a range of committed credit facilities, details of which are set out in Notes 26 and 35 of the Group's Financial Report.

Managing Risk and Controlling Costs

NOL takes a disciplined approach to overall risk management. This is overseen by the Enterprise Risk Management Committee of the Board.

The Offer Information Statement issued to shareholders ahead of NOL's 2009 Rights Issue set out a detailed summary of all material risk factors relating to the Group. Our risks fall into three broad categories:

(1) Operational, including environmental and litigation risks;
(2) Industry-related, including the cyclicality of business conditions, and regulatory factors; and
(3) Risks which relate to the general economy, including fuel oil prices, and fluctuations in currency exchange rates and interest rates.

Various risk management programs, which are employed to hedge against market risk exposures and to minimise potential volatility in the Group's financial performance are summarised in Note 35 of the Group's Financial Report.

In 2009, around 16% of our operating costs were attributable to bunker fuel. As the year progressed, the need to deal with rising oil prices intensified. Concerted efforts were made throughout the year to maximise the recovery of bunker price increases from cargo interests through measures such as bunker adjustment charges.

BUSINESS PERFORMANCE
Container Shipping

	2009	2008	2007
Revenue (US$M)	**5,485**	7,945	6,662
Core EBITDA (US$M)	**(482)**	299	646
Core EBIT (US$M)	**(731)**	73	428
EBIT (US$M)	**(739)**	34	450
EBIT Margin (%)	**(13.5)**	0.4	6.8

BUSINESS PERFORMANCE
Logistics

	2009	2008	2007
Revenue (US$M)	**976**	1,324	1,323
Core EBITDA (US$M)	**65**	74	72
Core EBIT (US$M)	**54**	64	61
EBIT (US$M)	**54**	53	57
EBIT Margin (%)	**5.5**	4.0	4.3

BUSINESS PERFORMANCE
Terminals

	2009	2008	2007
Revenue (US$M)	**503**	577	609
Core EBITDA (US$M)	**53**	93	113
Core EBIT (US$M)	**32**	72	93
EBIT (US$M)	**33**	65	93
EBIT Margin (%)	**6.6**	11.3	15.3



MANAGEMENT REPORT

NOL Group policy is to hedge forecast bunker cost exposures that are not covered by service contracts. Swap contracts and call options are used to manage bunker price risk. Our approach is summarised in Note 35 of the Group's Financial Report.

During the year, many tough decisions were taken to reduce costs. These were applied throughout our Group, from our vessels to our offices across the globe. At a Board level, it was resolved to reduce Directors' fees by 20%.

Our employees made sacrifices to support our cost reduction programs and worked hard to exceed targeted reductions.

Support from Customers

Worried about our industry's health, some major shippers in 2009 began to turn their business to carriers perceived as financially sound and likely to be around for the long-haul. Increasingly, they came to NOL.

In 2009, NOL's container shipping volume was down 7%. That certainly was not satisfactory. But it bested the nearly 15 percent drop in the global market overall. And it showed the faith shippers have in our service and financial strength.

Though many companies globally failed during the economic crisis, our major customers survived. Even those battered by the severe downturn in the US auto industry came through the worst of it.

Two major Detroit automakers designated our APL Logistics business a "key supplier" in their restructurings. As a result, we not only maintained our position with the companies but saw strong volume recovery.

Our Logistics business was a positive contributor to NOL's financial performance in 2009. The addition of new business, the rebuilding of our auto business – primarily domestic rail transport in the US – and the success of cost reduction initiatives were primary factors.

There are still stresses on our industry. Volumes, though improving, remain dependent on an uncertain economic recovery. Rates remain too low in many trades and it will take some time for the industry to return to a level of profitability that supports new investment to service global trade. And an excess of ocean shipping capacity continues to loom over carrier-shipper negotiations.

In spite of this, shippers will continue to be particular in choosing transportation partners; a dynamic that should benefit NOL.

Industry Leadership

Our long history and record of innovation makes us a leader in containerised trade. During the chaos of 2009, we advanced that reputation by:

- Helping to bring stability to the bellwether Transpacific Trade through our leadership role in the Transpacific Stabilization Agreement;
- Influencing the industry's environmental agenda through our role at the World Shipping Council; and
- Leading the broadening of the industry's 'slow-steaming' initiative into markets beyond Europe, producing significant cost reductions for NOL and the industry at large.

Many carriers adopted that last tactic in 2009. They added vessels to weekly services and reduced the speed of each ship in the service. By doing this, they reduced fuel consumption and fuel cost; maintaining weekly schedules and eventually enabling improved reliability.

The Future

In early 2010, there have been improvements in volumes and asset utilisation in NOL's principal markets. In addition, freight rates have stabilised and trended upwards in some trades. If these conditions continue, better business performance is possible.

But market conditions remain fragile and the strength of economic recovery is uncertain. As a result, NOL continues its emphasis on cost reduction, high asset utilisation and operational efficiency.

But our long-term plan is to grow our business and be the market leader in our key trades. We created a platform for growth in 2009. To build on that platform, we must rededicate ourselves to customer service in 2010.

The industry failed to meet customer expectations for service in 2009. That was the inevitable outcome of drastic economising. But at NOL, we are committed to stabilising our network and delivering service reliability that sets us apart from competitors.

To achieve that, we'll rely on a talented, deeply experienced work force. Our employees overcame difficult conditions in 2009. They helped us grow volumes in the second half of the year. More importantly, they maintained the customer relationships that are the hallmark of our business.

No one can be sure of the industry outlook for 2010 or beyond. There are factors beyond our control that continue to create uncertainty. But NOL has taken aggressive steps to improve those things it does control: its balance sheet, its cost base and its service reliability.

We are confident that these actions – taken in the depths of an economic crisis – will lead us to a place of industry prominence as recovery takes hold.


QC 01
APL
53
QC 01
QC 01

Our aim is to increase **shareholder value through** profitable growth.

THINKING BIG
APL's Ocean53™ product, the world's first 53-foot sea container, is helping improve cargo handling efficiency while reducing customer costs.

OUR PEOPLE

NOL's vision, mission and values document, known as 'Our Compass', outlines our commitment to our workforce with the statement 'our people are our foundation, spirit and future'. In 2009, our people made a sustained effort to achieve excellence amidst challenging conditions. From serving customers and managing our shipping line to running our global logistics operations and improving environmental performance, they were key to our performance in every critical area of business.

At the beginning of the year we anticipated that global trade would remain suppressed, and we called for our employees to stand tall in the face of adversity. They responded with a series of specific achievements that underscored the resilience of NOL. In doing so, our Group again demonstrated to customers and other stakeholders our continuing commitment to quality in all that we do.

During the year, as NOL absorbed the impact of worsening global markets and significantly reduced freight rates, it was necessary to review every aspect of our business as we sought greater efficiencies and cost savings. These measures were applied across our Group.

Overall labour costs were reduced through a combination of measures such as salary freezes, restrictions on the use of contractors and a targeted re-sizing in the overall size of the Group's workforce.

In our shift toward a more optimised business model that will see NOL through the downturn and position us for growth, we have also centralised business operations and administrative functions.

In the Americas, we completed the relocation of our regional headquarters to Phoenix, Arizona. We consolidated US-based functional and operational management into Phoenix and also migrated APL Logistics' business and administrative operations to Phoenix and Farmington Hills, Michigan. Additional non-customer facing functions were moved to our expanded Costa Rica service centre.

In China, we set up a major new administration and documentation centre in Chongqing, Western China. These support functions were relocated from a range of other sites allowing the re-sizing and redeployment of resources to key customer-facing capabilities.

As a result of these moves, almost 1,000 new employees joined our Group, infusing NOL with new energy and ideas. The new centres, with ready access to highly educated and skilled workforces and supported by state-of-the-art IT systems, are already delivering greater efficiencies and cost savings.

Executing the transitions to Phoenix and Chongqing while maintaining customer service levels was a challenging and complex process. It is a testimony to the abilities of our people that these projects were achieved on-time and within budget during a period of unprecedented difficulty for NOL.

Enabling Rewarding Careers

Our Compass further states that 'we enable our employees to experience rewarding careers'. Accordingly, NOL is focused on providing market-competitive compensation to attract talented people, while offering training and career development to develop and retain them. In doing so we ensure a motivated and skilled workforce to drive and support NOL's various businesses both now and into the future.



STRENGTH IN DIVERSITY
We value the cultural diversity of our global workforce, an important part in shaping our success.


NOL

Our people are our foundation, spirit and future.

TEAM EFFORT
The corporate administration team from NOL's head office in Singapore implemented innovative employee wellness initiatives in 2009. Across the globe, our people have shown great resolve in dealing with recent challenges.

A critical requirement of a successful company is the availability of a deep leadership bench with capable talent to fill senior appointments from within company ranks. Advancing talented people and ensuring that succession plans are in place for critical positions are essential to the long-term strength of the Group.

Through ongoing attention to effective capabilities assessment and gap identification, talent sourcing and assimilation, a strengthening of succession plans and a focus on collective leadership based on shared values and behaviours, we aim to ensure fast-tracking of our next generation of leaders. Employee development programs give emphasis to skills development in key areas seen as critical to our future growth, such as market knowledge, global account management, contract logistics and land transport.

In 2009, we intensified efforts to nurture exceptional performers. We aim to provide a talent pipeline to populate succession plans with home grown talent providing the next generation of company leadership. Future leaders are being prepared for succession with plans that cover horizons of one to three years, and three to five years.

A range of new initiatives has concurrently been developed to underpin a high performance culture. During the year, as part of a comprehensive response to the downturn, NOL refined its performance management processes to build closer alignment between individual performance and corporate objectives. We have sharpened the focus on performance across the key areas of finance and operations, customers, and leadership and people. At all times, we strive to ensure that high, quantifiable standards are set and achieved.

NOL's approach to remuneration centres around our pay for performance philosophy. In 2009, as markets remained tough, there were limits on the Group's capacity to reward employees with short-term incentive payments and steps have been taken to review our overall rewards framework to ensure that we can continue to differentiate and recognise performance. Our refined remuneration model seeks to incentivise employees across the business cycle, measured against financial and non-financial targets and differentiated for output and performance. Under the Group's Total Rewards compensation framework, employees' rewards are closely linked to the achievement of individual goals, as well as Group goals.

The adjustments that have been made aim to keep long-term incentives aligned with the future performance of the Group, ensuring that our total compensation program remains competitive and importantly, maintains NOL's reputation as a desirable employer.

While we have directed considerable energy toward dealing with the effects of the fall in global trade, our human resource programs work to position NOL well in advance of an economic upswing. The market landscape has undergone considerable change, and it is vital that our people have the capabilities necessary to succeed in tomorrow's dynamic business environment.

NOL is differentiated by a talented, resilient group of employees, and we recognise the value that cultural diversity brings to our Group. As we move toward the next phase of the economic cycle, we know that our success will be shaped by our ability to develop the capabilities which enable growth. Having fine-tuned many aspects of our human resources systems, we are confident that NOL's employees will continue to be acknowledged as one of the industry's most effective workforces.

New thinking for a changing world.

In recent years, the container shipping industry has come under increased economic and environmental pressure. In this climate, a company's long-term prosperity is increasingly dependent upon its ability to innovate. Our APL container shipping business is an acknowledged leader in the field of innovation, with a long history of new ideas. This culture continues to thrive within NOL today.

Among many innovations, APL started Transpacific services in 1867, embraced container shipping in the early 1960s, developed LinerTrain™, perfected intermodalism, invented 45- and 48-foot containers, and launched the first industry website for shippers. APL remains a developer or early adopter of cutting-edge technology, products and services.

While our businesses have been successful in gaining a competitive advantage through the application of creativity, the future will demand comprehensive, breakthrough solutions. By embracing the processes that lead to innovation, we ensure our Group's future.

Fostering Innovation

Innovation is about taking an idea or insight, then executing it to achieve genuine positive change. And while there is a strong association between innovation and technology, the term is equally valid, and the outcomes equally valuable, when applied to new products, processes, markets or organisations.

Companies that are known innovators have specific frameworks in place that nurture creativity, then drive the resultant idea through development to application. Innovation-focused companies also look beyond research and development as the sole source of new ideas. Many innovations are generated at the coal face of business, by talented people who encounter a problem in the course of their work. NOL is committed to maintaining and improving a framework that fosters innovation at all levels.

Recent Successes

A recent example of successful innovation at NOL is OceanGuaranteed®, a time definite-service for ocean-truck shipments of less-than-containerload (LCL), developed by our APL Logistics business.

OceanGuaranteed®, the world's first day-definite ocean service, was a response to a clear need among customers for reliable transport of small shipments from Asia to the US. The service has given


APL
APL
APL

LCL shippers a new standard of reliability (around 99%), thereby eliminating the need for many air shipments. As a result, it has contributed to significant emission reductions and reduced costs to shippers by around 75%.

In 2009, the OECD's International Transport Forum recognised APL Logistics' work and creativity with an innovation award for OceanGuaranteed®. The rigorous award criteria were based around demonstrated sustainable improvements in business and environmental performance. To be recognised as an innovator by one of the world's leading transport organisations was a great honour for NOL. The award serves as inspiration to continue our drive for change and improvement.

Another recent innovation, APL's 53-foot shipping container, Ocean 53™, demonstrates how relatively non-technical solutions can deliver a range of benefits. Since the inception of Ocean53™ in 2007, customers have been benefiting from distribution cost savings, shorter transit times and environmental benefits brought about by elimination of transloads.

Achieving Change for Our Industry

NOL is a strong advocate of innovation as the way forward for the container shipping industry. Through new technologies, services, approaches and IT systems, we can change our industry for the better.

Specifically, areas such as intermodalism, cargo scheduling and flows, application of real-time locating systems and train scheduling all require a fresh approach.

In the field of environment, the wider application of practices such as 'slow-steaming', 'cold-ironing', low sulphur fuels, fuel emulsification and electrification of shore operation will deliver real benefits, while strategies such as shifting cargo from high- to low-impact modalities would have a major positive impact if done on a global scale.

Innovative new 'green ships' featuring cleaner fuel, new under-water hull treatments, protected fuel tanks and alternate marine power will greatly help our industry meet environmental concerns. Advances being made in energy efficiency, construction materials and hull and propeller design will result in far better container vessels. However, ships incorporating this technology are costly and some years from completion and delivery. This fact must be recognised in new regulatory regimes.

Innovation must be a priority, so our industry must seek new ways to finance the necessary budgets. NOL is working with governments to develop incentives to stimulate breakthroughs and create transport policies that support innovation.

Governments also have an important role to play. By providing funding for initiatives likely to lead to breakthroughs, and encouraging relatively open access to key advances, governments can help build a culture of innovation and as transport sector companies are generally 'early adopters' of new technology, the uptake of innovation will be rapid.


APL OAKLAND
ST. JOHN'S

Cleaner. Faster. More Efficient.

The modern container terminal is the focus of a range of innovations. Environmental initiatives such as the powering of ships from shore-side energy sources ('cold-ironing') and use of electric-powered vehicles are helping reduce emissions. Technological advances in computer software and locating devices are increasing the throughput speed of cargo. Developments in traffic management and noise control are reducing impacts on neighbouring communities.

A leader in **Asia trade.**

NOL is uniquely positioned to develop our ocean and inland capabilities in the world's most significant and exciting origin and destination markets.

Shareholders benefit as we ensure future value by aligning their capital with fast developing economies. For customers, our industry-leading expertise creates competitive advantage by improving the efficiency of their supply chains.

The Panamax-class APL Virginia navigates the Cai Mep river in Southern Vietnam. Our new, direct Vietnam-US service reflects NOL's strategy of aligning our growth with that of the world's most dynamic trading economies.




APL COLORADO

DELIVERING QUALITY
APL's reputation for customer service saw the business increase market share at a time when global markets were contracting.

OPERATIONS REPORT

While NOL's container shipping operations felt the ill effects of the global economic crisis in 2009, APL remained committed to core principles of customer focus, innovation and high-quality service provision.

CONTAINER SHIPPING

In 2009, a precipitous decline in demand saw containerised trade at an industry level contract for the first time in more than 20 years. Like the rest of the liner shipping sector, APL's performance in 2009 was highly unsatisfactory.

APL maintained a disciplined approach towards managing all aspects of the business that were within its control. Costs were reduced, networks and services right sized, and the deployment of ship capacity was proactively managed, with approximately 16% of the ship fleet in lay up in the first part of the year.

However, the negative demand conditions were compounded by actions beyond APL's control. For example, while APL's order for new ship deliveries was comparatively modest, some competitors ordered very large vessels in great numbers, which created considerable pressures as demand conditions worsened.

The result was that even without the economic crisis, the liner shipping industry was assuredly facing a downturn, with multi-year capacity overhang issues. Capacity challenges were compounded by the continued escalation of costs – particularly for fuel – and a material reduction in freight rates across all major trades.

Despite this negative backdrop, APL remained committed to its core principles of customer focus, innovation and high-quality service. Over the course of the year, new services were introduced; 53-foot container innovations were rolled out to new markets; environmental initiatives made ground; research was launched on the high-potential Egypt market, confirming APL's status as a container shipping thought leader. APL also continued to garner widespread customer and industry recognition, with no fewer than 10 awards in 2009.

Moreover, in the second half of 2009, some encouraging signs emerged, with volume growth in the main trades and some success in rate restoration in certain trades, thanks to the concerted efforts of APL's dedicated trade teams.

Despite this positive momentum, talk of recovery at the year's end was premature. It became clear that strengthening volumes would have to be accompanied by substantial and sustained freight rate increases across all trades before a return to profitability could be achieved.

Performance Overview

Demand conditions and rate levels were greatly diminished across all trades in the first half of 2009, with APL's performance hindered by the worst market conditions since the advent of containerisation.

There was a 31% contraction in full-year revenue to US$5.5 billion compared with the prior year.

Average revenue per FEU decreased by 25% for the year, due primarily to materially lower core freight rates and less bunker fuel cost recovery achieved.

There were also shifts in the volume mix, with the Asia/Middle East segment contributing 39% of total volumes over the course of the year, compared with 35% in 2008.

The Container Shipping unit posted a Core EBIT loss for the year of US$731 million compared with a profit of US$73 million in 2008.

The drop in demand saw a 7% year-on-year decline in overall volumes for 2009 to 2.3 million FEU.

However, there was some positive momentum in the fourth quarter of 2009, with volumes of 733,000 FEU, up 28% compared to the corresponding period in 2008. The improvement was due in large part to higher volumes lifted in all major trade lanes. Vessel utilisation was at 93% for the fourth quarter and 89% for the full year.

However, freight rate levels continued to lag volume gains, with fourth quarter revenue of US$1.7 billion, 14% less than the corresponding period in 2008.

Customer Commitment

A key priority for APL in 2009 was to help customers to fulfil their supply chain needs, while simultaneously reducing costs through the depolyment of services such as the time-definite full container offering, APL Guaranteed™ Continental.

Also, the potential for cost savings, coupled with improved handling and shipping techniques, saw an increase in some fresh commodities and pharmaceuticals converting from air to ocean freight.


APL
Our customers
are our partners.
More than ever, our customers need supply chain reliability. The APL brand represents high quality service and industry-leading expertise.

Moreover, APL launched the industry's first weekly direct container shipping service between Vietnam and the United States, which is Vietnam's leading export partner, with about 20% of all outgoing freight heading across the Transpacific.

In another first for Vietnam, APL loaded 53-foot containers on to the APL Denver including product shipped by global sportswear giant Nike, Inc. Nike reduced transit times by an average of two to four days using the new service. The reduction in transit days, as well as consolidating more product into fewer containers, also reduced Nike's carbon footprint.

In addition, APL launched services to strengthen its Intra-Asia network such as the Japan-Thailand-Vietnam service and Korea China service.

CONTAINER SHIPPING NETWORK CAPACITY & UTILISATION


65,000
60,000
55,000
50,000
45,000
40,000
35,000
30,000
100
90
80
70
60
50
40
30
97%
89%
89%
07
08
09
Average Utilisation (%)
Average Weekly TEU Capacity

Leadership

APL continued to play a leading role in industry groupings such as the Transpacific Stabilization Agreement (TSA). The TSA carriers embarked on a multi-year process focused on improving the economics of the trade. The aim is to get to rate levels which will enable carriers to make the investment decisions that are required to meet customers' long-term supply chain needs.

Despite tough business conditions, APL continued to launch innovative new service offerings to fulfill the transportation needs of its customers.

Through the TSA and other bodies, APL continued its work to engage customers in constructive two-way dialogue to better understand one another's challenges and also to develop strategies to capture mutually beneficial business opportunities.

APL's leadership in reducing the environmental impact of its operations continued in 2009.

EXCELLENCE IN A BOX
The APL container symbolises fast, seamless transport along the entire supply chain, by road, rail or sea.

INTERMODAL STRENGTH
The APL-developed 'stacktrain' technology has greatly improved intermodal efficiency. We are now planning to build on our strengths in the US.

APL and the Bay Area Air Quality Management District announced a landmark project to cut vessel emissions and improve the city of Oakland's air quality starting in 2010.

In recognition of its environmental leadership, APL received The Clean Air Action Plan Award – the Port of Los Angeles' top environmental prize for improving air quality.

Moreover, APL was the first company to sign an agreement with Neftech Pte Ltd, a high-tech company focused on green energy solutions for the shipping industry.

CONTAINER VOLUMES BY TRADE
('000 FEU)



2,500
2,000
1,500
1,000
500
0
2,358
2,465
2,289
132
428
784
182
832
147
442
852
199
825
120
357
897
177
738
07
08
09
Transatlantic
Asia-Europe
Asia/Middle East
Latin America
Transpacific

Another key step in the movement to manage fuel costs was the progressive introduction of 'slow-steaming' initiatives to key trade lanes.

Given the need for the industry to reduce the environmental impact of their operations, today's 'slow-steaming' initiatives offer a glimpse of the industry's future.

This trend has begun impacting supply chains and sourcing patterns. APL's objective is to ensure that, while speed might be reduced, the changes underway are positive for reliability and service levels.

In 2010, the challenging enviroment will continue and APL's short-term focus will be on revenue improvement.

However, if conditions continue to improve, APL will gradually fine-tune its operations from an environment of contraction to one of preparing for growth.

In a changing trade and shipping landscape, the greatest challenge for APL and all carriers will be to get long-term strategic decisions right in relation to market focus, network productivity and environmental mitigation, among other factors.

LOGISTICS

During a challenging year, APL Logistics' asset-light business structure helped to protect margins and build a robust operational platform for the future.

APL Logistics continued its profitable contribution to the Group despite adverse economic conditions. Performance was seriously impacted in the first half of 2009 due to the significant reduction in global trade and goods consumption that was experienced by its multinational customer base.

To mitigate the impact of reduced demand and rates, the business implemented a series of decisive cost management initiatives to reduce operational and administrative expenditure, particularly within its US-based operations. Margins were successfully improved as a result.

REGIONAL SHARE OF LOGISTICS REVENUE
(%)


US$M
1,400
1,200
1,000
800
600
400
200
0
1,323
1,324
976
23%
15%
62%
24%
14%
62%
25%
10%
65%
07
08
09
Asia/Middle East
Europe
Americas

APL Logistics continued to align its business to respond to shifting trade patterns and supply chain trends across international markets. While reorganising its operations in mature markets, APL Logistics has continued to strengthen its long-standing capabilities in key locations throughout Asia and the Middle East. This combination of proactive measures favourably positions APL Logistics to maximise opportunities that may arise as global markets recover.

Performance Overview

APL Logistics' 2009 revenue of US$976 million, represented a year-on-year decrease of 26%. This was driven by lower volumes across various Logistics services, coupled with depressed rates in the freight forwarding business segment. Fourth quarter revenue declined to US$306 million, 7% lower than the corresponding period in 2008.

Over the year, Contract Logistics and International Services business segments both experienced significant revenue decreases of 24% and 29% respectively, reflecting the prolonged challenging environment.

Logistics achieved Core EBIT of US$54 million for 2009, a decline of 16% year-on-year, mainly due to lower volumes and revenue.

During 2009, cost management initiatives reduced operating costs and administrative expenses for Logistics by 29% and 20% respectively. Despite lower Core EBIT, these measures delivered an overall improvement in Core EBIT margin to 5.5% compared with 4.8% in 2008.

GREATER CONNECTIVITY

APL Logistics continues to expand its trucking capabilities to increase land-side connections.



IT LEADER
APL Logistics' employees in Jakarta use the latest inventory management technology to optimise the visibility and accuracy of cargo flow.

The composition of revenue from APL Logistics' core customer segments remained consistent with the previous year. Retail and Consumer segments showed some resilience due to continued demand for basic essentials and inventory replenishment. The early decline in the Automotive segment partially recovered in the latter part of 2009 due to the effect of US Government stimulus programmes. The Auto/Industrial segment continued to be the largest contributor at 32% of overall revenue, followed by the Retail category at 29%. The Consumer segment slightly grew to 21% and the Electronics category slightly reduced its contribution to 4%.

Geographically, APL Logistics' Americas operations continued to make the largest revenue contribution at 65%, a 3 percentage point increase from 2008. Asia/Middle East performed steadily and slightly increased its contribution to 25%. Europe fell to 10% due to the compounded effect of reduced consumer demand impacting volumes and low rates in freight forwarding.

REVENUE BY CUSTOMER SEGMENT
(US$M)


US$M
1,400
1,200
1,000
800
600
400
200
0
1,323
1,324
976
13%
10%
23%
20%
34%
16%
6%
29%
17%
32%
14%
4%
29%
21%
32%
07
08
09
Other
Electronics/High Tech
Retail
Consumer
Auto/Industrial

Ongoing Innovation

APL Logistics focused on helping customers to adjust their supply chains by developing critical inventory management and cost reduction solutions.

As more customers sought cost-effective and reliable alternatives to near sourcing or air transportation, demand for the business' time-definite ocean-freight services grew.

In 2009, APL Logistics and its trucking partner Con-way Freight expanded the OceanGuaranteed® service into Mexico, linking origin ports in Asia to every major market in North America.

Amid increased popularity, reliability was maintained at over 98% for both OceanGuaranteed® and the full-containerload service, APL Guaranteed™ Continental.

The business has been working to modernise supply chains across emerging Asian and Middle Eastern markets, supporting buoyant domestic and regional trade, and helping customers from mature markets enter new territories. For example, in China, APL Logistics has been enhancing its vendor logistics services as well as implementing first-mile land-based transportation and milk run services to increase customer efficiencies in coastal regions and inland.

APL Logistics continues to provide physical and information capabilities that increase cargo visibility and reduce risk.

Building upon internally developed technology solutions such as its SeeChange® product, APL Logistics piloted the advanced use of its 'Shipment Optimizer' system with a number of major international manufacturers and retailers to increase the sophistication of inventory planning processes.

Operational Restructure

To enhance its operational capabilities, APL Logistics restructured its International Logistics Services and Land Transportation functions in North America to generate process efficiencies and strengthen its cost structures. In addition to migrating work to centralised locations in Phoenix and Michigan, the business expanded its customer service centre in Costa Rica to provide additional support for its account teams.

APL Logistics continues to build a scalable platform for growth in 2010. For example, it has set up a new shared service capability at the APL Global Service Centre (GSC) in Chongqing, Western China.
A significant proportion of APL Logistics' origin documentation

services will be migrated into Chongqing from current delivery locations in 19 countries across Asia. This initiative will provide a new standardised framework for APL Logistics' documentation processes.

Emerging Opportunities

Building upon progress in 2008, the business leveraged its footprint in Asia to support the diversification of product sourcing away from coastal areas in North China to inland China and alternative locations across South East Asia, such as Vietnam and Indonesia. As part of this, APL Logistics refined its Asia consolidation services to improve product flow at point of origin.

The business continued to facilitate trade-flow within India's growing domestic market. Its IndiaLinx™ container freight rail service performed strongly based on its ability to reduce cargo transportation times between India's key inland locations and major ports by 4-5 days compared to trucking. APL Logistics was also the first third party logistics provider to handle LCL transhipment cargo through Chennai Port via its partnership with German Express Shipping Agencies.

APL Logistics remained focused on strengthening its infrastructure to assist global customers to tap into growing consumer markets such as China, India and the Middle East. This included strengthening its network of distribution centres in key regions and opening new state-of-the-art facilities in Dubai and Indonesia.

Recognition Record

2009 was a year of outstanding industry and customer recognition for APL Logistics. As a true reflection of its global capabilities, the business received a series of over 10 honours for its services across the US, Europe and Asia.

For example, in May 2009 OceanGuaranteed® received one of the highest industry accolades following its acceptance of the Innovation Award from the International Transport Forum, an association of 50 transport ministers from around the world. Recognition from notable industry associations and media also complemented honours received from APL Logistics' international customer base.

Amid profoundly challenging economic circumstances, APL Logistics remains focused on developing an innovative range of supply chain services in the world's key markets to support its customers' diverse needs. In combination with its efforts to create a scalable internal platform for growth, APL Logistics is poised to progress its long-term operational and financial contribution to the Group.

TERMINALS

Like the other NOL businesses, Terminals felt the pressure of much-reduced demand over the course of 2009. Despite reduced demand, the unit still recorded a profit in 2009.

Performance Update

Terminals revenue for the full year of US$503 million was down year-on-year by 13%, due primarily to lower volumes of around 1.9 million lifts – a decline of 12% compared to 2008.

Terminals achieved a Core EBIT of US$32 million for 2009, down 56% compared to 2008, which was caused mainly by lower volumes lifted and changes in trade mix. However, lower volumes and revenue were partially offset by successful cost mitigation measures.

In line with improved Container Shipping volumes, Terminals throughput rose by 18% in the fourth quarter of 2009 compared to the corresponding period in 2008.

Moreover, while revenue in the fourth quarter of 2009 rose by 14% Core EBIT was down 6% to US$17 million, which reflected changes in geographical mix in 2009.

Network adjustments throughout the year resulted in APL volumes increasing as a proportion of overall throughput to 70% in 2009, compared with 67% in the previous year. Alliance volumes contributed 21%, down from 24% in 2008. Third-party business stayed at 9% of total business for the full year.


कल्याण

STRONG PERFORMER
Our IndiaLinx™ service offers a single point of coordination between India's key ports and inland locations, reducing cargo transportation time.

AWARD WINNER
In 2009, Our Global Gateway South terminal in Los Angeles received official recognition for both efficiency and environmental performance.

Portfolio Enhancements

Over the course of the year, Terminals continued to secure expansion opportunities critical to the networks of APL, its alliance partners and third-party customers.

For example, APL and Port of Salalah announced the creation of a 50:50 Joint Venture (JV) to operate a new two-berth container terminal. The partnership is part of NOL's long-term commitment to enhance service to customers.

APL's valuable global portfolio of terminals includes facilities on the US West Coast (Los Angeles, Seattle, Oakland and Dutch Harbor), Japan (Kobe and Yokohama) and Taiwan (Kaohsiung), as well as joint venture interests in Thailand (Laem Chabang) and Vietnam (Ho Chi Minh City).

VOLUME & AVERAGE REVENUE/LIFT



3,000
2,500
2,000
1,500
1,000
500
0
247
260
258
2,469
2,215
1,946
07
08
09
280
240
200
160
120
80
40
0
Average Revenue (US$/lift)
Volume ('000 Lifts)

APL is also part of the consortium that in 2007 won the concession to operate the first container terminal of Maasvlakte 2 in Rotterdam. Progress on the development of this project continued in 2009.

In 2009, APL received the second annual Clean Air Action Plan Award from the Port of Los Angeles. In presenting the award, the port hailed "innovative operations and technologies that improve air quality" at APL's Global Gateway South (GGS) marine terminal.

The GGS operations gained further recognition from the Southern California-based Harbor Truckers for a Sustainable Future, which named the terminal the Most Efficient Marine Terminal at the ports of Los Angeles and Long Beach. 14 Southern California marine terminals were rated in performance categories such as gate queues, turn times and wait time at help windows.

Moreover, in Oakland, APL and the Bay Area Air Quality Management District announced a landmark US$11 million project to cut vessel emissions and improve the city's air quality at APL's Global Gateway Central facility.

As 2009 concluded, there was a positive uptick in volumes handled at our terminals. It is hoped that this positive momentum continues through 2010. The Terminals unit remains focused on its task of providing critical support to the APL business and also making a positive contribution to the overall Group performance.



AT THE FRONTLINE
Our regional teams play a key frontline role in serving the needs of our customers across the globe.

REGIONS

In 2009, the economic downturn brought into sharp focus Asia's ascendancy as a global economic and trading power, with the nascent recovery and most growth opportunities clustered around the world's most dynamic region.

Trade flows were significantly diminished in the main East-West trades, while domestic markets in Asia – particularly China and India – continued to expand. Over the course of the year, NOL continued to adapt its thinking and execution to this trend.

Asia-Middle East stood out as the only region to record positive container shipping volume growth for the full year of 5%, aided significantly by a year-on-year rise in volumes of 40% in the fourth quarter. Intra-Asia's share of total container shipping volumes grew to 39% in 2009, up from 35% in 2008.

However, despite volume growth, revenue was significantly reduced due to actions in the market by competitors such as the cascading of tonnage from other trade lanes.

APL Logistics continued to work on creating transportation and logistics solutions that flow more Asia-made products to Asian destinations. In the Logistics business, revenue generated in the Asia-Middle East sector was one-quarter of total sales.

NORTH ASIA

NOL's North Asia region comprises Mainland China, Hong Kong, Macau, Taiwan, Japan and Korea.

In recognition of Asia's growing importance as both a production and consumption market, APL continued to adapt its network to meet changing trade patterns and better serve our customers. APL responded to market demand and successfully launched new services for North Asia, including the Pacific South 5 service, Japan-Thailand-Vietnam service and Korea China Service.

Our container shipping operations in Korea marked a major milestone by exceeding one million TEUs in annual volume. Against a backdrop of industry-wide decline in shipment volumes, APL achieved record container volumes in Korea in 2009.

Other developments in North Asia included the activation of plans to establish an administration and service centre in Chongqing, Western China, as part of NOL's ongoing efforts to increase efficiencies and further develop its operational excellence. The Global Service Centre will support backroom operations for NOL Group activities across Greater China, Japan, Korea and the Americas.

In China, APL Logistics introduced UpstreamAdvantage™, a supply chain offering that provides greater control of product distribution. The service frees up expensive storage space at destination distribution centres by moving traditional supply chain activities closer to lower cost manufacturing origins.

Changan Minsheng APLL Logistics Co., Ltd (CMAL), a joint venture between Changan Group, Minsheng Group and APL Logistics, improved its performance on the back of strong automotive growth in China. In 2009, CMAL's revenue grew by a third compared to the previous year.

APL Logistics was honoured with Target Store's Vice President's Award 2008, an annual award for its success in rolling out a new electronic supply chain management system, and was also named Consolidator of the Year by Target.

APL Logistics also received the 2009 CHaINA 'Best 3PL Supply Chain Provider in Asia' Award for its development of integrated logistics services to support the US-based designer and marketer of premium retail brands, Liz Claiborne Inc.

SOUTH ASIA

NOL's South Asia region encompasses South East Asia, the Indian Subcontinent, Australasia and the Middle East.

Despite challenging market conditions, NOL continued to undertake market-leading initiatives targeted at segments where we believe customer demand will be greatest in the long term.

APL heralded the beginning of a new era for trade with Vietnam and marked the country's growing status as a manufacturing and export centre with the launch of the industry's first direct liner shipping service from Vietnam to the United States.

APL Logistics received the award for 'Outstanding Partner in Supply Chain Excellence' within the Technology Solutions and Service Provider category at the Supply Chain Excellence Awards 2009, held in Singapore.

APL Logistics launched a flow centre within Dubai Logistics City's international free trade zone. The business is one of the first logistics providers to pioneer the use of the DLC, which has been created to maximise Dubai's position as a regional trading location, with around 60% of the Middle East's imports transiting its borders.

With a new 'White Paper', in October NOL launched major thought-leadership research into the high-potential Egypt market.

In other developments, APL achieved STP-plus status as part of Singapore's Secure Trade Partnership – a voluntary supply chain security initiative introduced in 2007 by Singapore Customs.

AMERICAS

While negative global economic conditions markedly reduced its contribution in 2009, the Americas region continued to be critical to the NOL Group.

In the container shipping segment, full year volumes and freight rates declined by 11% and 18% respectively. However, improving demand conditions, particularly in the Transpacific trade, resulted in a year-on-year volume increase of 32% in the fourth quarter.

In addition to the advent of direct shipping to the US from Vietnam, APL made further enhancements to its Americas service offering in 2009.

For example, APL added a port call at Santo Tomas, Guatemala, to its twice-a-week Miami service connecting the US to Central America. The changes meet customer demand for improved access to Central America by offering improved on-time performance and reliability.

Along with its partners in The New World Alliance, APL announced revised capacity and service plans for the Transatlantic and Transpacific trades. This was in response to market conditions that required capacity reductions and service rationalisation in certain deployments. However, enhancements on other routes ensured continued service reliability for customers.

The transition of NOL's Americas headquarters to Phoenix, Arizona, was successfully completed in 2009. The move wil reduce headquarters costs and has enabled the NOL Group to co-locate business units from around the country that need to work closely together. NOL employs about 300 people in Phoenix, with approximately half hired locally. The remainder transferred from locations across the Americas. More than 4,300 people work for NOL throughout the Americas.

NOL also continued to win accolades and plaudits from the industry and customers in 2009. For example, the APL business received two separate awards from agricultural shippers bodies. The Port of Los Angeles gave APL its top environmental prize for improving air quality.

NOL Group CEO Ron Widdows was named an "Admiral of the Ocean Seas", one of the US shipping industry's top awards. The citation recognised Mr Widdows' contribution to the maritime sector over a period of decades.

APL Logistics' leadership in developing ground-breaking day-definite services was given further support by a report released by the Olin Business School at Washington University called "Managing the New Uncertainty," published by the business school's Boeing Centre for Technology, Information and Manufacturing.

Day-definite service refers to the recently developed practice of delivering ocean cargo on a specific date agreed to by a shipper and carrier.

Moreover, the International Transport Forum – a gathering of the world's top transportation policymakers – honoured APL Logistics for its containerised trade breakthrough, OceanGuaranteed® - the world's first day-definite service for less-than-containerload cargo shipped from Asia to North America.

In line with the NOL Group's objective of advancing its position as an environmentally responsible organisation, APL signed a landmark deal to cut vessel emissions and improve the City of Oakland's air quality starting in 2010.

EUROPE

Like the United States, Europe felt the full force of the economic slowdown and stalling of trade flows.

Liner shipping volumes in the key Asia-Europe trade declined markedly for the full year, exacerbated by capacity oversupply and highly competitive pricing behaviours, which seriously impacted freight rates.

However, as the year progressed there was a gradual improvement in trade dynamics, with relatively strong demand and tighter capacity creating conditions which saw some success in the efforts of APL's Asia-Europe trade teams to restore freight rates to more sustainable levels.

There were also notable successes in terms of cost management and positioning the European geography for future opportunity, including further refinement and development of European feeder services. The development of Rotterdam World Gateway Terminal at Maasvlakte also remains on schedule.

The decline in global trade adversely affected the Europe region's revenue contribution to the APL Logistics business – a situation that was compounded by declining freight rates in the freight forwarding segment.



GREEN SHIPS
The next generation of container vessels will incorporate advanced 'green' features designed to reduce emissions, fuel consumption and other environmental effects.

ENVIRONMENT

Global trade growth should not threaten the oceans we navigate or the air we breathe. That's the prevailing view among those who manage and support international supply chains. It remains a fundamental belief of NOL Group.

In 2009, we continued to demonstrate that trade and a healthy environment are not mutually exclusive. We sponsored initiatives to mitigate the impact of container transportation. We identified new technologies that will curb exhaust emissions. And we put the environment at the centre of product development and service delivery.

Our Policy

NOL Group starts with an Environmental Policy which affirms that we operate responsibly and are committed to sound environmental stewardship in all our activities. Responsible environmental management is a cornerstone of our worldwide operations.

Our Vessels

As the world's fifth-largest ocean carrier, our container transportation business APL operates more than 60 weekly services around the world. In late 2009 we made significant operational changes affecting our vessel network and its impact on the environment. By implementing 'slow-steaming' we added an additional ship to many of our services.

Adding extra vessels has enabled us to reduce the speed of every ship in the service while maintaining our weekly schedules. Put simply, reduced speed means reduced fuel consumption; and reduced fuel consumption means reduced exhaust emissions.

APL first introduced additional vessels to services in the Asia-Europe trade. It then expanded the practice to the Transpacific. Since operating vessels at slower speeds reduces air emissions (including carbon dioxide, carbon monoxide, sulphur dioxide, nitrogen dioxide, and particulate matter), tangible environmental benefits result.

Recently, APL partnered with the California Air Resources Board (CARB) and the University of California, Riverside (UCR), in a study validating these environmental benefits. More specifically for our customers, these measures translate into a lower carbon footprint per TEU.

The future of container shipping depends on driving lower emissions. To do that, fuel consumption must be reduced. Adding vessels to services is one way. NOL is also exploring a second method. In 2009, we signed an agreement to install a new fuel system on 20 APL vessels. The system relies on new technology that helps combust fuel more completely, reducing the amount of exhaust produced.

Our Products

From Stacktrains in the US to the first direct-call service in Vietnam, NOL Group is renowned for supply chain innovation. Two recent service breakthroughs – Ocean53™ and OceanGuaranteed® – have put the environment at the heart of product design.

Ocean53™s, introduced in 2007, are the industry's only 53-foot sea-worthy containers. They have 60% more capacity than standard 40-foot containers. That means shippers can load more cargo in fewer boxes. The result: less container handling in port, fewer truck trips on highways, and a reduction in diesel exhaust emissions.

In 2009, APL rolled out a larger inventory of Ocean53™ containers as shipper demand increased. It also began modifying vessels to carry more of the big boxes. The stage has been set for widespread use of this environmentally friendly product.

Also in 2009, APL Logistics expanded its popular OceanGuaranteed® service. This is the industry's first guaranteed day-definite delivery service for less-than-containerload (LCL) cargo moving from Asia to North America.

Thanks to the reliability of OceanGuaranteed®, LCL shippers are increasingly diverting international shipments from air to ocean transport. Containerships, on average, produce 97% less carbon emissions than an airfreighter to transport one ton of cargo one mile. In 2009, APL Logistics introduced OceanGuaranteed® deliveries into Mexico. It also added Vietnam as a new origin. Additional origins and destinations are envisioned as demand grows.

APL Logistics is focused on designing, developing and deploying efficient, effective and sustainable supply chain solutions for its customers. Our engineering team has developed a world-class capability to calculate carbon footprints of different supply chain solutions.

Our Terminals

APL is a leader in curbing exhaust emissions at marine terminals. Among other things, we have:

- introduced on-dock rail, allowing containers to move directly from vessel to train and eliminating the need for intervening truck transport;
- converted vessels to cleaner-burning low-sulphur fuel when berthed at port; and
- upgraded yard-handling equipment with cleaner-burning engines.

These are important steps because our terminals often border residential communities. Diesel emissions affect our neighbours' quality of life. Local governments and air quality regulators expect the maritime industry to mitigate the impact.

In 2009, APL announced a new initiative that could dramatically improve air quality at one port. We will begin cold-ironing ships at Global Gateway Central, our marine terminal at the Port of Oakland on San Francisco Bay.

Cold-ironing is industry jargon for turning off a ship's diesel generators at berth and connecting instead to electrical sources ashore. This enables vessels to maintain power in port while eliminating exhaust emissions. Cold-ironing will cut more than 50,000 pounds of nitrogen oxide emissions – a leading component of smog – from ships berthed in Oakland and 1,500 pounds of particulate matter annually. APL will be the first and only carrier or terminal operator at the port to cold-iron vessels.

Our Partnerships

Mitigating the environmental impact of global trade growth requires collaboration. NOL Group teams up with organisations throughout the world in that effort. Here's a sampling of the organisations we worked with in 2009:

- Singapore Shipping Association: NOL Group worked on the Association's Technical Committee exploring maritime environment issues such as proposed international emissions regulations, ballast water treatment and vessel recycling.
- Maritime and Port Authority of Singapore, Singapore Maritime Academy: NOL Group worked with these agencies to develop on-line Environmental Awareness Training for the maritime industry.
- World Shipping Council: NOL Group helped craft the Council's global Vessel Efficiency System to reduce carbon emissions; NOL Group President and CEO Ron Widdows is Chairman of the Council.
- Clean Cargo Working Group: APL contributed to the development of the Group's intermodal carbon calculator for comparing carbon footprints across transportation modes.
- California Air Resources Board, San Francisco Bay Area Air Quality Management District: APL received funding from these agencies for our 'cold-ironing' project.

Our Recognition

In 2009, NOL Group continued to receive recognition for its leadership in mitigating the environmental impact of world trade from the following groups:

- International Transport Forum: Presented the Innovation Award to APL Logistics and its partner, Con-way Freight, for the environmental and cost-saving benefits of OceanGuaranteed®;
- Port of Los Angeles: Presented APL a Recognition Flag for its continued 100% participation in the Vessel Speed Reduction program followed by achieving the prestigious Clean Air Action Plan Award from the Port;
- Port of Oakland: Received the California Department of Transportation's Excellence in Transportation Award, Intermodal for the redesign of our Global Gateway Central terminal and received a Certificate of Commendation from the Port for announcing an industry-first cold-ironing plan in Oakland;
- Harbor Truckers for a Sustainable Future: Presented APL with its Most Efficient Marine Terminal award for minimising trucker delays that result in long queues and a buildup of diesel exhausts.


APL ROTTERDAM
APL

CLEANER SAILING
Environmental initiatives such as 'slow-steaming' in our vessel fleet are helping to minimise the impact of our operations.

ARTISTIC INSPIRATION
These sections of the Berlin Wall are a colourful celebration of freedom, tolerance and respect.

COMMUNITY

A key objective of NOL is to deliver support for our communities. Through an ongoing program of support for the disabled and disadvantaged, youth and children, humanitarian aid and relief programs, and arts and culture, we exercise our responsibilities as a corporate citizen.

Each community faces its own challenges and each year brings adversity in some form. In 2009, we supported many causes across the globe through financial aid and the provision of our services and expertise.

Singapore

We were proud to be part of the "Kings of Freedom" project, transporting four sections of the Berlin Wall from the US to Singapore. The sections of wall, on long-term loan from the Hefner Foundation, now form an installation of murals designed to inspire tolerance and understanding painted by German graffiti-artist Dennis Kaun. Our logistics, shipping and terminals businesses were all involved in the complex, six-month task of transporting the wall sections, with APL Logistics coordinating the entire operation.

During the year, NOL was lead sponsor of a successful Mount Kilimanjaro climb to raise money for the Make-A-Wish Foundation. The climb was undertaken by the "Teamasek Trailblazers", a group comprising employees of NOL's major shareholder, Temasek Holdings (Private) Limited.

Our donation of S$50,000 will help the Foundation grant wishes to children with life threatening illnesses. Our support for the Foundation continued with a further donation of S$14,000 through the sale of toy bears during the Christmas festive season. Employee contributions were matched dollar-for-dollar by NOL.

In June, we organised a "Hair-for-Hope" event in support of Singapore's Children's Cancer Foundation, with 23 NOL employees volunteering to shave their heads to help children with cancer. Again, employee donations were matched dollar-for-dollar by our company. The total financial contribution was over S$55,000. We also supported the Singapore Management University, helping needy students participate in a study mission to Hamburg and Bremen.

NOL has been involved in the 'Sailability' program since 2001, helping disabled people discover the freedom of sailing. In 2009 we continued our work with a donation of S$67,000 to cover ongoing activities and the purchase of additional sailboats to cater to the growing number of participants. We organised the inaugural Sailability Regatta, which saw volunteers and sailors partner in novelty events and races at sea. NOL employees also volunteered at a Sailability Charity Regatta organised by the Singapore Shipping Association which marked the launch of Singapore Maritime Week.



PEAK ACHIEVEMENT
Near the summit of Mount Kilimanjaro (pictured here), Africa's highest mountain, the NOL sponsored "Teamasek Trailblazers" (pictured right) raised funds for the Make-A-Wish Foundation in Singapore.

Americas

Our APL container shipping business has a long history of involvement in community causes in the Americas. This work continued in 2009 with APL assisting in a range of programs. In November, we made a US$10,000 donation to the Desert Mission Food Bank of Phoenix, Arizona. The mission provides food to 100,000 low-income Phoenix residents annually, including 20,000 children.

APL again helped United Cerebral Palsy (UCP) Wheels for Humanity, shipping 375 specialised wheelchairs and rehabilitation equipment from the US to central Vietnam in two 45-foot containers. In three years of partnership, APL has transported thousands of specialised wheelchairs from UCP's facility in North Hollywood, California to Thailand, Indonesia, Costa Rica, Ukraine and now, Vietnam.

In August, APL sponsored the world 505 sailing championship held on San Francisco Bay, providing storage containers and managing transportation and logistics for more than 40 boats. APL also shipped more than 100,000 boxes of Girl Scout cookies from Los Angeles to military posts around the world. We have shipped over one million boxes of cookies for Girl Scouts of America since 2002.


NOL
MAKE-A-WISH

Asia and the Middle East

In 2009, a number of natural disasters occurred in the Asia region. In September, a powerful earthquake struck the Indonesian island of Sumatra. Approximately 1,200 people died, thousands were injured, and an estimated 250,000 families were affected.

Also in September, Typhoon Ketsana hit the Philippines before crossing into Vietnam, Cambodia, Laos and Thailand. Over 700 people died, with an estimated US$1 billion of damages caused by high winds and torrential rain. The Philippines bore the full force of the typhoon and Manila experienced the heaviest recorded rainfall in history. The country suffered a number of major storms during the year.

NOL assisted the Red Cross in their relief programs for these disasters through an industry fundraising exercise led by the Singapore Shipping Association.

In August, Typhoon Morakot killed approximately 1,000 people and caused damage estimated at US$6.6 billion in Taiwan, making it the country's deadliest typhoon. NOL employees in Taiwan raised US$15,000 in less than a week. This amount was matched dollar-for-dollar by the NOL Group, resulting in a total donation of US$30,000 to the Red Cross and Taiwan's Ministry of Interior Relief Fund.

In Sri Lanka, hundreds of thousands of refugees fled the military conflict in the north east during the year. NOL responded to Rotary International's appeals for humanitarian relief with a donation of containers to transport and store food and medical supplies for the refugee crisis.

The shipping container is increasingly recognised as a useful building component and during the year, NOL donated 46 containers to the Philippine Christian Foundation to build a school for underprivileged children in Manila. The structure may be the world's largest school constructed from containers. NOL also donated two 40-foot containers to humanitarian organisation Global Dialogue Foundation in Melbourne, Australia. One container was converted to a mobile clinic serving 17 villages in India. The other was developed into an education facility for an Indian tiger conservation park.

Europe

In the UK, our sponsorship of the Children's Safety Education Foundation helped educate children and teenagers about drugs, crime and general safety. Our donations were used to purchase educational tools including books and DVDs. We also raised money for a Breast Cancer Campaign and participated in Jeans for Genes days, raising money for children with genetic disorders. In Germany, APL supported a range of child and health-focused community programs including the Association for Education, while APL Logistics gave financial assistance to the National Business School and the Lionheart Children's Hospice.

CORPORATE DATA

AS AT 1 MARCH 2010

Board of Directors

Cheng Wai Keung, Chairman
Friedbert Malt, Vice Chairman
Ronald Dean Widdows, Group President & CEO
James Connal Scotland Rankin
Robert Holland, Jr
Christopher Lau Loke Sam
Timothy Charles Harris
Peter Wagner
Bobby Chin Yoke Choong
Simon Claude Israel
Tan Pheng Hock
Boon Swan Foo
Robert John Herbold

Company Secretary

Wong Kim Wah (Ms)

Share Registrar

B.A.C.S. Private Limited
63 Cantonment Road
Singapore 089758
Telephone: +65 6593 4848

Auditors

Ernst & Young LLP
One Raffles Quay
North Tower, Level 18
Singapore 048583
Partner-in-charge: Kevin Kwok
(since 2008)

Nominating Committee

Bobby Chin Yoke Choong, Chairman
Cheng Wai Keung
James Connal Scotland Rankin

Executive Committee

Cheng Wai Keung, Chairman
Friedbert Malt
Simon Claude Israel
Ronald Dean Widdows
Boon Swan Foo
Peter Wagner

Audit Committee

Christopher Lau Loke Sam, Chairman
Robert Holland, Jr
Peter Wagner
Bobby Chin Yoke Choong

Executive Resource and Compensation Committee

James Connal Scotland Rankin, Chairman
Cheng Wai Keung
Friedbert Malt
Timothy Charles Harris
Tan Pheng Hock
Boon Swan Foo
Robert John Herbold

Enterprise Risk Management Committee

Robert Holland, Jr, Chairman
Christopher Lau Loke Sam
Timothy Charles Harris
Peter Wagner
Simon Claude Israel
Robert John Herbold

Approval Committee

Cheng Wai Keung, Chairman
Ronald Dean Widdows

Registered Office

456 Alexandra Road
#06-00 NOL Building
Singapore 119962

Company Registration Number:
196800632D

Main Lines

Telephone: +65 6278 9000
Facsimile: +65 6278 4900

Investor Relations

Telephone: +65 6371 5028

Website: www.nol.com.sg

NEPTUNE ORIENT LINES LIMITED ANNUAL REPORT 2009

Strength. Flexibility. Resilience.

PART 2
CORPORATE GOVERNANCE & DISCLOSURES
AND SUMMARY FINANCIAL STATEMENTS


FSC

PART 2

CORPORATE GOVERNANCE & DISCLOSURES AND SUMMARY FINANCIAL STATEMENTS

CORPORATE GOVERNANCE

The Board of Directors ('the Board') is committed to ensuring that the highest standard of corporate governance is practised throughout Neptune Orient Lines Limited ('NOL' or 'the Company') and its subsidiaries (collectively known as 'the Group'). This is fundamental to the discharge of its responsibilities to protect and enhance shareholder value and to ensure transparency in reporting the financial performance of the Group. In its support of the Code of Corporate Governance 2005 ('the Code') as annexed to the Listing Manual of the Singapore Exchange Securities Trading Limited ('SGX-ST'), the Board has established various self-regulatory and monitoring mechanisms to ensure that effective corporate governance is practised.

Outlined below are the policies, processes and practices adopted by the Group in compliance with the principles and spirit of the Code.

1. Board of Directors

Responsibilities
The Board's role is to oversee the management of the Group on behalf of all shareholders.

It delegates specific areas of responsibilities to six Board Committees (Nominating, Executive, Audit, Executive Resource and Compensation, Enterprise Risk Management, and Approval Committees). These Committees have the authority to examine particular issues and report back to the Board with their recommendations, where appropriate. The ultimate responsibility for the final decision on all matters, however, rests with the entire Board.

Matters which are specifically reserved for decision of the full Board include those involving corporate plans and budgets, material acquisitions and disposals of assets, corporate or financial restructuring, share issuances, dividends, other returns to shareholders and major investments or expenditures.

Board Composition
NOL currently has 13 directors, 12 of whom (including the Chairman) are non-executive and 10 are independent. The Chairman and Mr Boon Swan Foo are independent except in relation to transactions involving the Temasek Group. Mr Simon Claude Israel and Mr Tan Pheng Hock are non-independent. Collectively, the Directors contribute a range of relevant skills, including accounting, legal, finance, human resource, business, management, industry knowledge, strategic planning and customer-based experience or knowledge, to the global operations of the Group. Key information on the Directors can be found in the 'Directors' Biographies' section of the Annual Report.

Chairman and the Chief Executive Officer
The Chairman, Mr Cheng Wai Keung, chairs the Board and Executive Committee meetings. He guides the Board in its discussion on significant issues. In addition, he guides the Management towards achieving the Group's objectives. The Group President & CEO ('Group CEO'), Mr Ronald Dean Widdows, is responsible for the business directions and operational decisions of the Group. The Chairman and Group CEO are not related.

Directors' Training Needs
NOL conducts an orientation programme for new Board members to familiarise them with the Group's businesses and governance practices, including policies on disclosure of interests in securities, prohibitions on dealing in the Company's securities and restrictions on disclosure of price-sensitive information.

Directors are at liberty to request further explanations, briefings or informal discussions on any aspect of the Group's operations or business issues from the Management.

The Company also arranges for its Board members to be kept abreast of developments in the shipping and logistics industry through lunch talks and media updates. To keep pace with the fast-changing laws, regulations and commercial risks, Directors have an on-going budget to receive further relevant training of their choice in connection with their duties as Directors. They are also given unrestricted access to professionals for consultations as and when they deem it necessary at the expense of the Company.

2. Board Performance

The Board performance evaluation process involves questionnaires being sent out, on an annual basis, to Directors to secure their feedback on the effectiveness of the Board and each of its Committees as a whole.

For the 2009 Board and Board Committee evaluation process, an external consultant was engaged to manage the entire process, including preparing the executive summary based on feedback from the Board members. This summary was reviewed with the Chairmen of the NOL Board and NOL Nominating Committee, before it was tabled to the NOL Board for information and notation of proposed follow-up action.

3. Board's Conduct of Its Affairs

The Board meets at least four times a year, with additional meetings convened as and when necessary. The Articles of Association of the Company allows a Board meeting to be conducted by way of teleconference or video-conference. During the financial year under review, the Board convened nine meetings (including two special meetings and a Board Retreat). Full attendance was recorded for all the meetings except for three meetings where a member was absent and one meeting where two members were absent.

The Chairman ensures that Board meetings are held as and when necessary. He approves the Board meeting agenda upon consultation with the Group CEO. The Chairman ensures that Board members are provided with adequate and timely information. Management staff who are involved in the preparation of Board papers, or who can provide additional insight into the matters to be discussed, are invited to present the papers or attend the Board meetings.

To address the competing time commitments of Directors, Board and Board Committee meeting dates are scheduled in advance, before the beginning of each calendar year.

4. Board Committees

The Company has six Board Committees:
(i) Nominating Committee
(ii) Executive Committee
(iii) Audit Committee
(iv) Executive Resource and Compensation Committee
(v) Enterprise Risk Management Committee
(vi) Approval Committee

i. Nominating Committee ('NC')

The members of the NC are Messrs Bobby Chin (Chairman), Cheng Wai Keung and James Connal Scotland Rankin, all of whom are Non-Executive and Independent Directors.

The NC makes recommendations to the Board on all Board appointments and re-appointments. It also decides on the appointments of the members of the various Board Committees and the independent status of each of the Directors.

In selecting potential new directors, as part of Board renewal, the NC will seek to identify the required skills, experiences and competencies necessary to enable the Board to fulfil its responsibilities. Towards this end, the NC will take into consideration the results of the annual appraisal of the Board's and Board Committees' performance.

The NC may enlist the assistance of independent experts, if deemed necessary, to undertake research on, or assess, candidates for new positions on the Board, as part of carrying out its duties and responsibilities.

In accordance with the Company's Articles of Association, all new appointees to the Board, if not elected by shareholders at the Annual General Meeting ('AGM'), will only hold office until the next AGM after the date of their appointment. However, wherever possible, new directors are put forward for election by shareholders at the AGM.

To comply with the requirement in the Code that all Directors should submit themselves for re-nomination and re-election at regular intervals, the Company's Articles of Association ('Articles') provides for one-third of the Board, including the Group CEO, to retire at each AGM and, where applicable, to submit themselves for re-election.

In deciding whether to recommend to the Board the re-appointment of a director, the NC will consider, inter alia, the length of service of that director and the needs of the Board. If the Board approves the NC's recommendation for re-appointment, the relevant directors will stand for re-election at the next AGM.

During the financial year, the NC held two meetings, of which one had a member absent.

ii. **Executive Committee ('Exco')**

The Exco comprises five Non-Executive Directors, Mr Cheng Wai Keung (Chairman), Dr Friedbert Malt, and Messrs Simon Claude Israel, Boon Swan Foo and Peter Wagner (who was appointed on 9 December 2009) and one Executive Director (Mr Ronald Dean Widdows). Mr Cheng and Mr Boon are independent except in relation to transactions involving the Temasek Group, while Mr Israel is non-independent.

Six of the senior management staff have been co-opted to attend the Exco Meetings as Observers. They are Mr Cedric Foo, Group Deputy President & Chief Financial Officer ('GDYP/CFO'), Mr Eng Aik Meng, President Liner, Mr Jim McAdam, President Logistics, Mr Steve Schollaert, President Terminals, Ms Kuok Lay Hoon, Group Chief Human Resources Officer and Ms Wu Choy Peng, Group Chief Information Officer.

The Exco is delegated with all the powers of the Board to conduct and supervise the business of the Group and its staff. Its responsibilities include: providing overall strategic direction to the Management and guiding development policies and strategies for the Group; reviewing and approving business transactions recommended by Management subject to a limit of US$100 million per transaction; reviewing and recommending major business transactions for the Board's approval, wherever required; reviewing and monitoring the financial performance and progress of the Group; and evaluating the performance and determining the employment terms and compensation package (salary, bonus, share options, performance shares and benefits-in-kind) for the Executive Director.

Over and above the general functions described above, the Exco may from time to time be delegated powers by the Board to oversee specific matters and/or projects.

The Exco held six meetings (including one special meeting) during the financial year. Two members could not attend one of the meetings, while one member was absent from another.

iii. **Audit Committee ('AC')**

The AC consists of four Non-Executive Directors, all of whom are independent. Chaired by Mr Christopher Lau Loke Sam, the other three members of the Committee are Mr Robert Holland, Jr, Mr Peter Wagner and Mr Bobby Chin Yoke Choong.

The AC is authorised by the Board to investigate any activity within its terms of reference. It has unrestricted access to information relating to the Group, to both the internal and external auditors, and to the Management and staff. It has full discretion to invite any Director or executive officer to attend its meetings. It is also authorised by the Board to obtain external legal or other independent professional advice as necessary and at the expense of the Group.

The AC's duties include:

a) Reviewing with the external auditors the audit plan, the scope of the audits, the evaluation of the internal accounting controls, the audit reports and any matters which the external auditors wish to discuss (in the absence of Management, where necessary).

b) Reviewing the cost-effectiveness and the independence and objectivity of the external auditors. Where the auditors also supply a substantial volume of non-audit services to the Group, the AC keeps the nature and extent of such services under review, seeking to balance the maintenance of objectivity and value for money.

c) Reviewing with the internal auditors the internal audit plan, the scope and the results of internal audit procedures, and their evaluation of the overall internal control systems. The internal control systems include financial, operational and compliance controls established by the Management. The AC ensures that reviews of the effectiveness of the Group's internal controls are conducted. Such reviews can be carried out by the internal auditors and/or public accountants, provided that where the public accountant is also the external auditor of the Company, the AC should satisfy itself that the independence of the public accountant is not compromised by any other material relationship with the Group.

d) Reviewing the effectiveness of the Group's internal audit function.

e) Reviewing the assistance given by the Group's officers to the auditors.

f) Reviewing significant financial reporting issues and judgements to ensure the integrity of the financial statements of the Group and any formal announcements relating to the Group's financial performance.

g) Reviewing the Group's quarterly and year-end financial statements prior to submission to the Board and/or release to SGX-ST, focusing on:
   - going concern assumption
   - compliance with accounting standards and regulatory requirements
   - any changes in accounting policies and practices
   - significant issues arising from the quarterly review and year-end audit
   - major judgmental areas.

   Procedures are in place to ensure that financial information relating to the Group's operations are not false or misleading in order to increase the assurance level of the AC in its review of the quarterly financial statements. In addition, the Company has obtained negative assurance confirmation from its various key business and operational/functional heads within the Organisaton/Group that nothing has come to their attention that would render the quarterly financial results to be false or misleading.

h) Reviewing arrangements by which staff of the Group may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters. The AC ensures that arrangements are in place for the independent investigation of such matters and for appropriate follow-up action.

   To allow staff to raise concerns about improprieties, the Company has in place a whistle-blowing hotline managed by the Group's Internal Audit Department.

i) Making recommendations to the Board on the appointment, re-appointment and removal of the external auditors, and approving the remuneration and terms of engagement of the external auditors.

j) Meeting with the external auditors, and with the internal auditors, without the presence of the Management, at least annually.

k) Monitoring Interested Person Transactions and conflict of interest situations that may arise within the Group, including any transaction, procedure or course of action that raises questions on Management's integrity. The AC is also required to ensure that Directors report such transactions quarterly via SGX-ST quarterly announcements and annually to shareholders via the Annual Report.

l) Liaising with the NOL Enterprise Risk Management Committee on significant risks of the Group, including the status of related management actions.

m) Undertaking any other functions agreed by the AC and the Board.

In carrying out its duties, the AC is guided by the practical guidance and recommendations of best practices for audit committees of Singapore-listed companies, as set out in the Guidebook for Audit Committees in Singapore issued by the Audit Committee Guidance Committee in October 2008.

The AC has nominated Ernst & Young LLP for re-appointment as auditors of the Company at the forthcoming AGM.

The AC conducts an annual review of the independence and objectivity of Ernst & Young LLP, the Group's external auditors. For the financial year ended 25 December 2009, the AC undertook a review of the volume of non-audit services provided by the external auditors to assess whether the nature and extent of those services might prejudice the independence and objectivity of the auditors. The AC was satisfied that such services did not affect the independence of the external auditors. The AC also reviewed the cost-effectiveness of the audit conducted by the external auditors.

The AC convened seven meetings (including two special meetings) during the financial year and all members were present at these meetings. The attendees at these meetings included the Group CEO, GDYP/CFO, Vice President of Group Finance, Group Internal Auditor and external auditors, where required.

Internal Audit ('IA')

The IA's functions include assisting the AC and the Board in the evaluation of the internal controls, financial and accounting matters, compliance, business and financial risk management. The IA reports directly to the Chairman of the AC on audit matters and to the Group CEO on administrative matters. The appointment and termination of the Head of IA is determined by the AC.

The AC reviews IA's reports on a quarterly basis. The AC also reviews and approves the annual IA plan and resources. The AC is satisfied that IA has adequate resources to perform its functions, and has appropriate standing within the Group.

iv. Executive Resource and Compensation Committee ('ERCC')

The ERCC performs critical roles in support of sound Corporate Governance principles in the areas of Board compensation and executive reward management.

In particular, it recommends to the Board a framework of remuneration for the Non-Executive Directors and members of the senior executive team (except the Group CEO).

It has responsibility to ensure that appropriate recruitment, development and succession planning programmes are in place for the senior executives.

The ERCC is chaired by Mr James Connal Scotland Rankin. The other members are Mr Cheng Wai Keung, Dr Friedbert Malt, and Messrs Timothy Charles Harris, Tan Pheng Hock, Boon Swan Foo and Robert John Herbold (who was appointed on 11 February 2010). All members of the ERCC are Non-Executive Directors and independent except for Mr Tan Pheng Hock who is non-independent.

In the delivery of its role, the principal responsibilities of the ERCC include:

- Endorsement of the reward philosophy, strategy and guiding principles relevant to NOL senior executives;
- Authorisation of all remuneration arrangements that involve the issuance of shares;
- Overall market positioning of the remuneration packages, individual base salaries and increases;
- Benefit entitlements (including retirement and pension arrangements);
- Service contracts for senior executives;
- Recruitment specifications and appointments;
- Development assignments; and
- Succession criteria and candidates.

In framing the Group's remuneration policy, the ERCC receives advice from external consultants.

Seven meetings (including one special meeting) were convened by the ERCC during the financial year, one of which had a member absent.

The remuneration for the Non-Executive Directors currently comprises directors' fees which are subject to shareholders' approval at the Company's AGM. Where possible, the Non-Executive Directors' fees will be pegged to market to attract the right calibre of directors to contribute effectively to the Board.

NOL Executive Remuneration Policy

The NOL remuneration strategy and policy was designed to ensure a strong linkage between the Group's performance and individual reward elements. All policy matters on senior executive reward come under the purview of the ERCC.

For employees in the senior management group, their total annual remuneration is managed within a 'total rewards' framework. This rewards framework is benchmarked against the external market which includes the Group's competitive market for talent, worldwide. Pay surveys, conducted by external consultants, are used to verify that the packages are competitively positioned.

Annual incentive bonuses are linked to the achievement of overall corporate, business unit and individual objectives. Performance shares are awarded on the basis of meeting financial goals and key performance indicators. Share options are awarded on the demonstration of leadership competencies.

By aggressively managing the fixed cost elements of remuneration, such as salaries and benefits, the Group retains the necessary flexibility to stay competitive in a cyclical industry. This also enables NOL to adjust pay-at-risk components (such as bonuses and share plans) to appropriately reward, motivate and retain the top talent that it needs to drive success.

v. Enterprise Risk Management Committee ('ERMC')

The ERMC was established for the purpose of guiding and providing direction on building up risk management capability within the NOL Group. Chaired by Mr Robert Holland, Jr, the other members of the ERMC are Messrs Christopher Lau Loke Sam, Timothy Charles Harris, Peter Wagner, Simon Claude Israel and Robert John Herbold (who was appointed on 11 February 2010).

The ERMC meets at least twice a year to engage NOL management on significant risks of the Group. The Committee reviews 'risk registers' which describe the risks in terms of likelihood of occurrence, significance of impact and adequacy of treatment. Risk registers have been developed for all business units and regions in the enterprise.

Reporting to the Board, the ERMC liaises closely with the AC on all significant risks and the status of related management actions.

In 2009, the ERMC convened three meetings (including one special meeting) with full attendance from all members.

vi. Approval Committee

The Approval Committee was established to endorse operational and procedural matters such as the appointment of proxies to attend AGMs in subsidiaries and associated companies within the Group, grant powers of attorney relating to appointment of agents to handle the business operations of the Group, and to authorise the affixing of the corporate seal.

The Committee currently consists of the Chairman and Group CEO, whose approvals are sought by way of resolutions-in-writing.

5. Communication with Shareholders

The Group values dialogue with its shareholders, investors, analysts and media. The Group CEO and GDYP/CFO hold briefings with the news media and analysts upon the announcement of the Group's second quarter and financial year-end results to the SGX-ST. Presentations are made, as appropriate, to explain the Group's strategy, performance and major developments. To ensure a broad dissemination, the briefing is conducted through a live webcast and made available to the public on the Group's website at www.nol.com.sg. The materials used in the briefing are also made available to the public on the Group's website and SGXNET. However, any information that may be regarded as undisclosed material information about the Group will not be given, without it being announced first through SGXNET.

The Group has an investor relations team which communicates with its investors on a regular basis and attends to their queries. All registered shareholders of the Company receive the Annual Report and Notices of General Meetings. The Notices are also advertised in the newspaper and made available on the Group's website: www.nol.com.sg.

While the Company's Articles currently provide for a limit of up to two proxies for each shareholder (including nominee companies), the Company has, in compliance with the spirit of the Code, allowed nominee companies to specify, in writing, the names of the beneficial shareholders of the Company who are attending the Company's General Meetings as observers. However, only one vote per shareholder is counted where voting is conducted via a show of hands.

At each AGM, the Company presents the progress and performance of the business and encourages shareholders to participate in the question and answer session. The Group CEO and the Chairmen of the NC, Exco, AC, ERCC and ERMC and external auditors are available to respond to shareholders' questions during the meeting.

Each item of business included in the Notice of the AGM is, where relevant, accompanied by an explanation of the effects of the proposed resolution. Detailed information is incorporated in the Annual Report and annexes that were circulated to shareholders together with the notice of meeting. Separate resolutions are proposed for substantially separate issues at the meeting.

6. Dealings in Securities

The Group has adopted internal codes in relation to the dealing of the Company's securities. The Company, its directors and officers of the Group are prohibited from trading in the Company's securities during the relevant blackout period prior to the announcement of the Group's quarterly and full year results, in accordance with the guidelines set out by the SGX-ST. They are also required, at all times, to observe the insider trading rules outlined in the Securities and Futures Act and are not expected to deal with the securities on short-term considerations.

All securities transactions reported by Directors and any shares purchased by the Company are disclosed publicly within the stipulated notice period, in accordance with the guidelines set out by the SGX-ST.

7. Interested Person Transactions

The Company has also put in place an internal procedure to track Interested Person Transactions ('IPTs') of the Group. The Corporate Finance Department is in charge of keeping a register of the Group's IPTs. All IPTs are disclosed in the Company's Annual Report.

INTERESTED PERSON TRANSACTIONS

For the Financial Year Ended 25 December 2009

Aggregate value of all transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual	2009 US$'000	2008 US$'000
Transactions for the Purchase of Goods and Services		
Certis CISCO Security Pte Ltd and its associates	106	–
Keppel Telecommunications & Transportation Ltd and its associates	–	156
PSA Corporation Limited and its associates	151,397	169,499
Sembcorp Marine Ltd and its associates	112	25,811
Singapore Petroleum Company Limited and its associates	6,709	17,767
Singapore Technologies Engineering Ltd and its associates	169	–
Transactions for the Leasing-in of Assets		
Sembcorp Marine Ltd and its associates	3,046	3,677
Transactions for the Sale of Goods and Services		
Sembcorp Marine Ltd and its associates	378	194

The above relates to cumulative value of transactions (inclusive of GST) more than S$100,000.

ANALYSIS OF SHAREHOLDINGS

As at 1 March 2010

Issued and Fully Paid-Up Capital (including Treasury Shares) :	S$3,011,832,439
Issued and Fully Paid-Up Capital (excluding Treasury Shares) :	S$3,004,219,484
Number of Issued Shares (excluding Treasury Shares) :	2,580,255,651
Number/Percentage of Treasury Shares :	1,726,717 (0.067%)
Class of Shares :	Ordinary Shares
Voting Rights (excluding Treasury Shares) :	One Vote Per Share

Size of Shareholdings	Number of Shareholders	% of Shareholders	Number of Shares	% of Shares
1 – 999	407	1.62	116,514	*
1,000 – 10,000	19,531	77.84	83,755,227	3.25
10,001 – 1,000,000	5,122	20.42	190,359,149	7.38
1,000,001 & Above	30	0.12	2,306,024,761	89.37
Total	25,090	100.00	2,580,255,651	100.00

Breakdown of Shareholders	Number of Shares	% of Shares
Local	2,134,248,012	82.71
Foreign	446,007,639	17.29

Top 20 Registered Shareholders as at 1 March 2010	Number of Shares	% of Shares
Lentor Investments Pte Ltd	1,024,087,697	39.69
Temasek Holdings (Private) Limited	671,064,383	26.01
Citibank Nominees S'pore Pte Ltd	153,628,549	5.95
DBSN Services Pte Ltd	111,432,879	4.32
DBS Nominees Pte Ltd	75,953,178	2.94
HSBC (Singapore) Nominees Pte Ltd	69,191,080	2.68
Startree Investments Pte Ltd	43,524,250	1.69
United Overseas Bank Nominees Pte Ltd	39,477,663	1.53
Raffles Nominees Pte Ltd	34,335,628	1.33
DB Nominees (S) Pte Ltd	12,308,572	0.48
UOB Kay Hian Pte Ltd	8,613,750	0.33
Morgan Stanley Asia (S'pore) Securities Pte Ltd	8,179,891	0.32
Royal Bank of Canada (Asia) Ltd	7,658,250	0.30
Phillip Securities Pte Ltd	7,481,401	0.29
Kim Eng Securities Pte Ltd	5,980,500	0.23
OCBC Nominees Singapore Pte Ltd	5,657,198	0.22
DBS Vickers Securities (S) Pte Ltd	4,310,250	0.17
OCBC Securities Private Ltd	3,454,500	0.13
Cheok Soo Yew	2,818,000	0.11
Tan Hee Nam	2,800,000	0.11
Total	2,291,957,619	88.83

Substantial Shareholder	Direct Interest	Deemed Interest+
Temasek Holdings (Private) Limited	671,064,383	1,075,716,856

* *Denotes percentage of less than 0.005%.*

\+ *Temasek is deemed to be interested in the 1,075,716,856 shares in which its associated companies and subsidiaries have or are deemed to have interests.*

Shareholdings in the Hands of the Public

The percentage of shareholdings in the hands of the public is approximately 32.16% and hence the Company has complied with Rule 723 of the SGX-ST Listing Manual, which states that an issuer must ensure that at least 10% of its equity securities is at all times held by the public.

DIRECTORS' BIOGRAPHIES

Cheng Wai Keung, Chairman; Appointed 1 January 1992; Last Re-elected 16 April 2008
Mr Cheng Wai Keung is Chairman of the NOL Board and a Director of other Group subsidiaries, including APL. He is also Chairman of the Executive Committee and Approval Committee, and a member of its Nominating Committee and Executive Resource and Compensation Committee. Mr Cheng is concurrently the Chairman and Managing Director of Wing Tai Holdings Limited, and Vice Chairman of Singapore-Suzhou Township Development Pte Ltd. He also holds directorships in several public and private companies, both locally and overseas, including Singbridge International Singapore Pte Ltd and China-Singapore Suzhou Industrial Park Development Co. Ltd. Mr Cheng was awarded Singapore's Distinguished Service Order (DUBC-Darjah Utama Bakti Cemerlang) in August 2007, and has received other public service medals including the Public Service Star (BBM) in 1987 and the Public Service Star (Bar) (BBM-Lintang) in 1997 awarded by the Government of Singapore in recognition of service to the nation. He has been a Justice of the Peace, appointed by the President of Singapore, since 2000.

Friedbert Malt, Vice Chairman; Appointed 1 July 2000; Last Re-elected 15 April 2009
Dr Friedbert Malt is Vice Chairman of the NOL Board and a member of the NOL Board Executive Committee and the Executive Resource and Compensation Committee. Dr Malt also serves on the Board of TUV Rheinland of North America, a global leader in independent testing and assessment services. He is a director of the Central Europe and Russia Fund, Inc., the European Equity Fund, Inc., and the New Germany Fund, Inc., all of which are listed on the New York Stock Exchange. He taught finance as a lecturer at the University of Hamburg, Germany and has held various international responsibilities, including as a member of the Executive Board of DG Bank (now DZ Bank AG) until the end of 2001. Dr Malt brings valuable insights and experience in international finance to NOL Group. He has served on many Supervisory Boards of various international financial institutions.

Ronald Dean Widdows, Executive Director; Appointed 7 July 2008; Last Re-elected 15 April 2009
Mr Ronald Widdows joined the NOL Board in July 2008 upon being appointed Group President and Chief Executive Officer. He is a member of the NOL Board Executive Committee and Approval Committee. Mr Widdows was previously, from 2003, CEO of NOL's container shipping business APL. Prior to that, he held a range of senior operational positions with APL including executive roles in Asia, the United States and Canada. Mr Widdows has worked in the shipping industry for nearly four decades and joined APL in 1980. He is Chairman of the World Shipping Council. From December 2006 to January 2010, Mr Widdows served as Chairman of the Transpacific Stabilization Agreement and Westbound Transpacific Stabilization Agreement research and discussion groups. He is on the Board of the UK P&I Club and on the Advisory Boards of the International Transport Forum and the US Merchant Marine Academy-Kingspoint.

James Connal Scotland Rankin, Director; Appointed 1 November 2002; Last Re-elected 15 April 2009
Banking and human resources specialist Mr Connal Rankin joined the NOL Board in 2002. He was appointed Chairman of the Executive Resource and Compensation Committee in June 2003 and is a member of the Nominating Committee. He also serves on the Board of Millennium & Copthorne Hotels plc. Mr Rankin retired from a 45-year career with HSBC Holdings plc at the end of 2005. During his career with HSBC he undertook numerous international postings, including in Brunei, Australia, Canada, the Philippines, Saudi Arabia and Hong Kong. He was a Group General Manager and CEO of HSBC Singapore from 1995 to 2000.

Robert Holland, Jr, Director; Appointed 1 January 2004; Last Re-elected 18 April 2007
US business consultant Mr Robert Holland, Jr joined the NOL Board in January 2004 as a member of the Audit Committee and was appointed Chairman of the Enterprise Risk Management Committee in August 2005. Mr Holland is currently Managing Director of Essex Lake Group LLC, a profit enhancement firm, and a General Partner and Industry Specialist with private equity firm The West Africa Fund, based in Ghana and focused on investment opportunities in the Economic Community of West Africa (ECOWA). He formerly held a similar position with the firm of Williams Capital Partners OG New York. Previously, he was the sole owner and served as Chairman and CEO of WorkPlace Integrators, one of the largest Steelcase office furniture dealerships in the United States. He was formerly President and CEO of ice cream maker Ben & Jerry's and spent several years as a partner with McKinsey & Company. His current directorships include Carver Federal Savings Bank, a community-based bank headquartered in Harlem, New York; printing solutions company Lexmark International; and the world's largest quick-serve restaurant company, Yum! Brands Inc., which operates a number of leading global quick-service restaurant brands. Previously, he was a director of the Olin Corporation, ACNielsen, Frontier Communications and the Mutual Insurance Company of NY (MONY).

Christopher Lau Loke Sam, Director; Appointed 18 May 2004; Last Re-elected 16 April 2008
Senior Counsel and Chartered Arbitrator Mr Christopher Lau joined the NOL Board in May 2004 as a member of the Audit Committee and was appointed to the Enterprise Risk Management Committee in 2005. He became Chairman of the Audit Committee in April 2006. Mr Lau is a former Judicial Commissioner of the Supreme Court of Singapore. He has more than 30 years' experience in maritime and commercial law and is a member of the Governing Board of the International Maritime Law Institute of the International Maritime Organisation and the Board of Directors of the Singapore Maritime Foundation. Mr Lau also serves as an arbitrator both in Singapore and internationally, is an accredited arbitrator with the Singapore International Arbitration Centre, a member of the General Committee of Singapore Chamber of Maritime Arbitration and a number of international arbitral institutions.

Timothy Charles Harris, Director; Appointed 16 May 2005; Last Re-elected 16 April 2008
Mr Timothy Harris joined the NOL Board in 2005 as a member of the Executive Resource and Compensation Committee and the Enterprise Risk Management Committee. Mr Harris was appointed Chief Executive Officer of P&O Nedlloyd Container Line Limited in 1996, following the merger of P&O Containers Limited and Nedlloyd Lines BV. He led the company until 2000. He also served on the P&O Board from 1986, managing the company's cruise interests as both Chairman and CEO. He was also Chairman of the Box Club, the International Council of Containership Operators, from 1995 to 2000. Mr Harris was created a Commander of the British Empire (CBE) in the United Kingdom's 1996 New Year's Honours. He is currently the Chairman of the marine services company, James Fisher and Sons plc.

Peter Wagner, Director; Appointed 16 May 2005; Last Re-elected 15 April 2009
Mr Peter Wagner joined the NOL Board in 2005 as a member of the Audit Committee and the Enterprise Risk Management Committee. Mr Wagner has held senior positions at logistics companies in Switzerland, Germany and the United States over the past 25 years. He was on the Management Board for Deutsche Post AG from 1999 to 2001 where he oversaw worldwide logistics activities. He was previously (1989-2001) Chief Financial Officer and Chief Executive Officer of Danzas Holding AG, Switzerland. Mr Wagner is a certified public accountant. He served from 1994-2005 as a member of the Board and Chairman of Vontobel Holding AG and Vontobel Bank AG, one of the leading private banking groups in Switzerland. Currently Mr Wagner is Vice Chairman of Wild Group Management AG, Zug, Switzerland, a member of the Board of Directors of finance group Kaiser Ritter Partner Holding Anstalt, Vaduz, Principality of Liechtenstein, and Chairman of its subsidiaries Kaiser Ritter Partner Privatbank AG, Vaduz, and Kaiser Ritter Partner (Schweiz) AG, Zollikon, Switzerland.

Bobby Chin Yoke Choong, Director; Appointed 26 December 2006; Last Re-elected 15 April 2009
Mr Bobby Chin joined the NOL Board in December 2006 as a member of the Audit Committee. He became Chairman of the Nominating Committee in April 2008. He was the managing partner of KPMG Singapore from 1992 until his retirement in September 2005. Mr Chin is Chairman of Singapore Totalisator Board. He is also a director of several listed companies, including Oversea-Chinese Banking Corporation Ltd, Yeo Hiap Seng Ltd, Ho Bee Investment Ltd, AV Jennings Limited and Sembcorp Industries Ltd. In January 2010, Mr Chin was appointed by the President of Singapore as a member of the Council of Presidential Advisors. Mr Chin is a Board member of Singapore Labour Foundation and Competition Commission of Singapore. He also serves on the Board of Trustees of the Singapore Indian Development Association.

Simon Claude Israel, Director; Appointed 26 December 2006; Last Re-elected 18 April 2007
Mr Simon Israel joined the NOL Board in December 2006 as a member of the Enterprise Risk Management Committee. He was appointed a member of the NOL Board Executive Committee in February 2007. He has been an Executive Director of Temasek Holdings (Private) Limited, the Singapore-headquartered investment firm, since July 2006. Previously, Mr Israel spent 10 years as Chairman Asia Pacific of the Danone Group and as a member of that group's Executive Committee. Prior to this, he worked across the Asia Pacific region in a 22-year career with Sara Lee Corporation. Mr Israel chairs Asia Pacific Breweries Ltd, the Asia Pacific Breweries Foundation and the Singapore Tourism Board, and is a director of Singapore Telecommunications Ltd. He also sits on the Business Advisory Board of the Lee Kong Chian School of Business at Singapore Management University.

Tan Pheng Hock, Director; Appointed 26 December 2006; Last Re-elected 18 April 2007
Mr Tan Pheng Hock joined the NOL Board in December 2006 as a member of the Executive Resource and Compensation Committee. Mr Tan has been President and CEO of publicly listed Singapore Technologies Engineering Ltd since 2002. He is Board director of SembCorp Marine Ltd, and is Chairman of the Board of Governors of Nanyang Polytechnic and Chairman of the Singapore Workforce Development Agency. Mr Tan began his career with the Singapore Technologies Group in 1981 as an engineer in its marine business. In 2009, Mr Tan was appointed Director of ST Engineering Financial I Ltd, Chairman/Director of Singapore Airshow & Events Pte Ltd, Chairman of Lifelong Learning Endowment Fund Advisory Council and Deputy Chairman of Singapore Quality Award Governing Council.

Boon Swan Foo, Director; Appointed 28 July 2008; Last Re-elected 15 April 2009
Mr Boon Swan Foo joined the NOL Board in July 2008. He is a member of the NOL Board Executive Committee and Executive Resource and Compensation Committee. Mr Boon is currently the Chairman of Global Investments Limited. He was previously the Executive Chairman of Exploit Technologies Private Limited, the strategic marketing and commercialisation arm of Singapore's Agency for Science, Technology and Research (A*STAR). He has held the positions of Managing Director of A*STAR and Deputy Chairman and CEO of Singapore Technologies Engineering Ltd. Mr Boon currently serves on the boards of Shin Corporation Plc, China-Singapore Suzhou Industrial Park Development Co. Ltd, and several other private limited companies. He also acts as an Advisor to a range of corporations, including being Senior Advisor to Temasek Holdings (Private) Limited and Advisor to Singapore Technologies Engineering Ltd.
Mr Boon is an Adjunct Professor at Nanyang Technological University and was previously a member of the Commercialisation Advisory Board of Imperial College (UK) and a member of the Dean's Council of Harvard's Kennedy School of Government.

Robert John Herbold, Director; Appointed 1 February 2010
Mr Robert Herbold joined the NOL Board in February 2010. He is a member of the Executive Resource and Compensation Committee and the Enterprise Risk Management Committee. Mr Herbold is the Managing Director of The Herbold Group, LLC, a consulting business focused on profitability, strategic and operational issues. He previously held the position of Executive Vice President and Chief Operating Officer of Microsoft Corporation from 1994 until his retirement in 2001. Prior to joining Microsoft, Mr Herbold spent 26 years at The Procter & Gamble Company. He is a member of the Board of Trustees of The Heritage Foundation, Nanyang Technological University in Singapore and the Hutchinson Cancer Research Centre, and is an Adjunct Professor at INSEAD – Singapore Campus. Mr Herbold is also the President of The Herbold Foundation.

KEY EXECUTIVES' BIOGRAPHIES

The following information covering NOL Group's Key Executives is provided as required by Rule 1207(4)(b)(iii) of the SGX-ST Listing Manual.

Ronald Dean Widdows, Group President and Chief Executive Officer

Details for Executive Director Ronald Dean Widdows are provided on page 42 of this Annual Report.

Cedric Foo, Group Deputy President and Chief Financial Officer

Cedric Foo was appointed Group Deputy President in April 2005 and, additionally, Chief Financial Officer from January 2007. He oversees NOL Group's corporate finance and strategic planning activities. Prior to re-joining NOL in 2005, Mr Foo was Singapore's Minister of State in the Ministry of Defence and the Ministry for National Development. He served as Senior Vice President at Singapore Airlines from 2000 to 2002. Mr Foo previously worked at NOL from 1985 to 2000 and held various management positions. A Member of Singapore's Parliament since November 2001, Mr Foo serves as Chairman of the Public Accounts Committee and the Government Parliamentary Committee for National Development and Enviroment. He is also Chairman of Singapore's JTC Corporation, a leading provider of industrial space solutions. Mr Foo holds a Bachelor of Science degree in Engineering (Naval Architecture and Marine Engineering) from the University of Michigan and a Master of Science (Ocean Systems Management) degree from Massachusetts Institute of Technology.

Eng Aik Meng, President, Liner

Eng Aik Meng was appointed President of APL, NOL's container shipping business, in September 2008. Prior to rejoining the NOL Group, Mr Eng was with Singapore-headquartered shipping and industrial supply chain company IMC Corp Group as Deputy Chief Executive Officer and Managing Director of its Aurora Tankers business. Previously, from 1993 to 2007, he served with NOL in a variety of roles including as Senior Vice President of APL's Intra-Asia business and also headed NOL's Strategic Planning arm. Mr Eng first joined NOL as a management trainee. He holds a Bachelor of Accountancy (Honours) degree from Nanyang Technological University (NTU) and an MBA from Harvard University. He currently also serves on the Advisory Board of Nanyang Business School.

Jim McAdam, President, Logistics

Jim McAdam was appointed President, APL Logistics in April 2009 and is responsible for the commercial, financial and operational activities of the NOL Group's logistics business globally. Prior to his current appointment, Mr McAdam was President, South Asia from January to April 2009, having formerly held the role of President, Asia/Middle East from September 2006. Previously he was Senior Vice President Business Solutions, responsible for developing and implementing NOL's global supply chain capabilities. He joined NOL in 1999 as Vice President and Managing Director North Asia, based in Tokyo. Prior to that, he was Director International Operations with Menlo Logistics. Mr McAdam previously worked with APL from 1984 to 1996, holding positions in Japan, Thailand and the US. He has 25 years' experience in the transportation and logistics industry, including more than 17 years of Asia-based assignments. He holds a Bachelor's degree in Finance from Michigan State University and a Masters degree in Asian Political Economics from the University of San Francisco.

Steve Schollaert, President, Terminals

Steve Schollaert has been President of Terminals since August 2007 and has responsibility for the NOL Group's terminals business globally. He is also currently negotiating rail agreements for APL's North America Intermodal. He has been with the NOL Group since 1989. Prior to his current appointment, Mr Schollaert was Vice President of APL's Asia-Europe trade. He has held management positions across Asia, Europe and the Americas and has planning, commercial, operations, logistics and intermodal experience. He holds a Bachelor of Civil Engineering degree from Purdue University and a Master of Business Administration degree from Wharton Business School at the University of Pennsylvania.

Wu Choy Peng, Group Chief Information Officer

Wu Choy Peng joined the NOL Group as Group Chief Information Officer in July 2006. Her responsibilities include overseeing strategy development, design and implementation of a broad range of information systems and processes and ensuring streamlined and standardised day-to-day business processes for the Group's customers worldwide. Ms Wu previously worked for 19 years with the Singapore Government in a wide variety of IT management roles. Prior to joining NOL, Ms Wu was the Singapore Government's Chief Information Officer for six years, also holding the position of Deputy Chief Executive (Industry) of the Infocomm Development Authority of Singapore. Ms Wu holds Bachelor of Science and Master of Science degrees from the University of Michigan, Ann Arbor.

All of the above executives are based in NOL Group's head office in Singapore.

Regional Presidents

David Appleton, President, Europe, NOL Group

David Appleton was appointed President, Europe in 2002 and leads NOL Group's businesses and operations across the Europe region and the former Soviet Union. Previously, he held senior roles in APL as President, Europe; Vice President, Sales and Marketing, Europe; and Vice President, Transatlantic trade. Mr Appleton has more than 30 years' experience in the transport industry. Prior to joining APL in 1999, he spent 12 years with Sea-Land Service where he held a variety of senior management positions in the US, UK and Ireland and the former Soviet Union. Mr Appleton holds a Bachelor of Science (Honours) degree in Maritime Studies and is a Fellow of the Chartered Institute of Logistics and Transport. He is based in Uxbridge, UK.

John Bowe, President, Americas, NOL Group

John Bowe was appointed President, Americas in 2004 and leads NOL Group's businesses and operations in the US, Canada and Latin America. Mr Bowe joined APL in 1987 and has more than 30 years' experience in the shipping industry in a wide variety of positions, including regional management, operations and network roles. He was Vice President and Managing Director for APL in Hong Kong and South China and has also served as Vice President, Liner Planning; Vice President, Worldwide Logistics; and Managing Director, West Asia. Mr Bowe holds a Bachelor's degree in Arts (Mathematics) from Hamilton College in New York. He is based in Phoenix, Arizona.

Kenneth Glenn, President, North Asia, NOL Group

Kenneth Glenn has been President, North Asia since January 2009. He leads NOL Group's businesses and operations across mainland China, Hong Kong, Macau, Taiwan, Japan and Korea. He was formerly President South Asia from August 2006 and, prior to that, Senior Vice President, South Asia and Managing Director India from October 2005. Mr Glenn was previously Senior Vice President of APL's Asia-Europe liner trade. He joined NOL in 2000 after 23 years with Sea-Land Service and CSX Lines during which he held a variety of senior management positions in geographic and trade roles. Mr Glenn has over 30 years' experience in the shipping and maritime industry, during which he has lived in mainland China, the US, Hong Kong, UK, Russia, Singapore and India. He is based in Shanghai, China.

Goh Teik Poh, President, South Asia, NOL Group

Goh Teik Poh was appointed President, South Asia in May 2009. He leads NOL Group's businesses and operations across the ASEAN countries, Australasia, India, Pakistan, Sri Lanka, Bangladesh, Nepal, Afghanistan and the Middle East. Mr Goh was previously Group Chief Human Resources Officer from January 2008, responsible for all aspects of human resource management across the NOL Group. From 2003 to 2007, he was APL's Senior Vice President, Global Operations and Network, responsible for network planning, equipment management, security and the environment, technical services and ship management. Mr Goh has been with the NOL Group for 30 years and has held leadership roles in operations, country management and corporate planning. He holds a Bachelor of Science degree in Maritime Commerce from the University of Wales and a Master of Science degree in Transportation from Northwestern University. He is based in Singapore.

DIRECTORS' REMUNERATION

For the Financial Year Ended 25 December 2009

Remuneration for the Directors of the Company

Executive Director	Fees %	Fixed Pay: Annual Base Salary %	Variable Pay: Annual Cash Bonus %	Variable Pay: Equity Incentives %	Benefits %	Total %
Between US$1,100,000 to US$1,249,999						
Ronald Dean Widdows	–	63	–	–	37	100

Non-Executive Directors	Fees US$	Fixed Pay: Annual Base Salary US$	Variable Pay: Annual Cash Bonus US$	Variable Pay: Equity Incentives US$	Benefits US$	Total US$
Cheng Wai Keung (Chairman)	94,414	–	–	–	–	94,414
Friedbert Malt (Vice Chairman)	136,879	–	–	–	–	136,879
James Connal Scotland Rankin	122,338	–	–	–	–	122,338
Robert Holland, Jr	138,279	–	–	–	–	138,279
Christopher Lau Loke Sam	85,259	–	–	–	–	85,259
Timothy Charles Harris	92,902	–	–	–	–	92,902
Peter Wagner	134,401	–	–	–	–	134,401
Bobby Chin Yoke Choong	70,363	–	–	–	–	70,363
Simon Claude Israel	58,270	–	–	–	–	58,270
Tan Pheng Hock	53,322	–	–	–	–	53,322
Boon Swan Foo	73,276	–	–	–	–	73,276

The total Directors' Remuneration disclosed in the audited financial statements is computed based on the cost incurred by the Group whereas the above remuneration for the Directors of the Company is derived based on the assumptions as detailed below:

1. Variable Pay includes Annual Cash Bonus and Equity Incentives (Share Options and Performance Shares) that relate to payments/awards for the performance year even though the actual compensation may be realised in different calendar years.

2. No Annual Cash Bonus will be paid in 2010 for the financial year ended 25 December 2009. No Share Options will be granted in 2010 for the financial year ended 25 December 2009 and no Performance Shares for the performance period from 27 December 2008 to 25 December 2009 will be awarded in 2010 as the prescribed financial target condition was not met during the performance period.

3. Benefits (including housing, education benefits, etc.) are based on cost to the Group.

4. Termination/severance and redundancy costs are not included in Remuneration.

5. The fees for Non-Executive Directors ('NEDs') comprise basic Board fee and Board Committee/attendance fees approved by shareholders at the Company's Annual General Meeting on 15 April 2009. The fees relating to Simon Claude Israel and Tan Pheng Hock were paid/will be payable to Temasek Holdings (Private) Limited and Singapore Technologies Engineering Ltd respectively.

6. The above disclosure includes a reinstatement to the Executive Director's remuneration which was originally reduced by 20% during the financial year ended 25 December 2009.

KEY EXECUTIVES' REMUNERATION

For the Financial Year Ended 25 December 2009

Remuneration Bands for the Top Five Key Management Staff who are not Directors of the Company

	Fixed Pay	Variable Pay				
For the Financial Year Ended 25 December 2009	Annual Base Salary %	Annual Cash Bonus %	Equity Incentives %	Expatriate Benefits %	Other Benefits %	Total %
Between US$300,000 to US$449,999						
John Bowe	65	–	–	–	35	**100**
Between US$450,000 to US$599,999						
Cedric Foo	91	–	–	–	9	**100**
Between US$600,000 to US$749,999						
Steve Schollaert	36	–	–	48	16	**100**
Between US$750,000 to US$899,999						
Kenneth Glenn	33	–	–	52	15	**100**
Jim McAdam	41	–	–	39	20	**100**

The total remuneration of key management personnel disclosed under the audited financial statements is computed based on the cost incurred by the Group whereas the above remuneration bands for the Top Five Key Management Staff who are not also Directors of the Company is derived based on the assumptions as detailed below:

1. Variable Pay includes Annual Cash Bonus and Equity Incentives (Share Options and Performance Shares) that relate to payments/ awards for the performance year even though the actual compensation may be realised in different calendar years.

2. No Annual Cash Bonus will be paid in 2010 for the financial year ended 25 December 2009. No Share Options will be granted in 2010 for the financial year ended 25 December 2009 and no Performance Shares for the performance period from 27 December 2008 to 25 December 2009 will be awarded in 2010 as the prescribed financial target condition was not met during the performance period.

3. Expatriate and Other Benefits are based on cost to the Group. Expatriate Benefits include tax equalisation, housing, cost of living allowances, education benefits, etc. Tax equalisation costs are derived based on best estimates of taxable income, pending the final tax assessment.

4. Termination/severance and redundancy costs are not included in Remuneration.

SUMMARY FINANCIAL STATEMENTS

Important Note

The summary financial statements as set out on pages 49 to 72 contain only a summary of the information in the Directors' report, a summary of the financial statements of the Company's Financial Report and information required under Section 203A of the Companies Act, Cap 50 and regulations made thereunder, applicable to summary financial statements. They do not contain sufficient information to allow for a full understanding of the results of the Group and the state of affairs of the Company and the Group.

For further information, the full financial statements, the Auditors' report on those statements and the Directors' report in the Financial Report should be consulted. Shareholders may request for a hard copy of the Financial Report at no cost. Please use the Request Slip enclosed with this Annual Report.

SUMMARY DIRECTORS' REPORT

For the Financial Year Ended 25 December 2009

Directors

The Directors of the Company in office at the date of this report are:

Cheng Wai Keung	(Chairman)
Friedbert Malt	(Vice Chairman)
Ronald Dean Widdows	(Group President & Chief Executive Officer)
James Connal Scotland Rankin	
Robert Holland, Jr	
Christopher Lau Loke Sam	
Timothy Charles Harris	
Peter Wagner	
Bobby Chin Yoke Choong	
Simon Claude Israel	
Tan Pheng Hock	
Boon Swan Foo	
Robert John Herbold	(Appointed on 1 February 2010)

Principal Activities

The principal activities of the Company are those of investment holding and the ownership and charter of shipping vessels, as well as participation in ventures related to these activities and the principal activities of its subsidiaries.

The principal activities of the subsidiaries are:

i) investment holding and the ownership and charter of shipping vessels and other related assets;
ii) the provision of transportation services for containerised cargo in the global markets;
iii) the provision of supply chain management, warehousing, distribution and customer logistics solutions (by way of a global network of services spanning ocean, air and overland operations) to customers;
iv) the operation of container terminals and provision of other related services;
v) participation in ventures related to the activities listed under (i), (ii), (iii) and (iv) above; and
vi) the provision of other related and complementary services including ship management and repairs to customers.

The Group also engages in other incidental activities such as the disposals of shipping vessels, containers and related assets as well as non-core properties and assets from time to time.

There have been no significant changes in the nature of these activities during the financial year.

Arrangements to Enable Directors to Acquire Shares and Debentures

Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose object was to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, other than as disclosed under "Share Options and Performance Shares" on pages 49 to 53.

Share Options and Performance Shares

Share options under the NOL Share Option Plan ('NOL SOP') are granted to Directors and employees of the Group. The exercise price of the options is determined at the average closing market price of the shares for the three trading days immediately preceding the grant date. Individual awards to employees take into consideration the job level, performance and leadership potential of the employee. Pursuant to the terms of the NOL SOP, share options will vest after a specified number of years from the grant date.

Performance shares under the NOL Performance Share Plan ('NOL PSP') are awarded to key executives conditional upon the Group meeting or exceeding a prescribed financial target condition during the performance period, and also conditional on the participants meeting their performance conditions. Pursuant to the terms of the NOL PSP, performance shares will vest after a specified number of years from the end of the performance period.

The Executive Resource and Compensation Committee ('ERCC') is responsible for administering the NOL SOP and NOL PSP. The ERCC currently comprises seven Non-Executive Directors: James Connal Scotland Rankin (Chairman), Cheng Wai Keung, Friedbert Malt, Timothy Charles Harris, Tan Pheng Hock, Boon Swan Foo and Robert John Herbold.

Share Options and Performance Shares (continued)

Details of options granted, exercised and cancelled under the NOL SOP during the financial year ended 25 December 2009 were as follows:

Share Options	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	Total
Date option granted	31/12/04	31/12/04	13/3/06[3]	13/3/06[3]	12/3/07[4]	12/3/07[4]	22/2/08[5]	20/2/09[6]	
Exercise period									
From	31/12/05	31/12/05	13/3/07	13/3/07	12/3/08	12/3/08	22/2/09	20/2/10	
To	30/12/09	30/12/14	12/3/11	12/3/16	11/3/12	11/3/17	21/2/18	19/2/19	
Exercise price per option									
– Before Rights Issue	S$2.06[1]	S$2.06[1]	S$2.20	S$2.20	S$3.32	S$3.32	S$3.62	S$1.15	
– After Rights Issue[2]	S$1.96	S$1.96	S$2.10	S$2.10	S$3.22	S$3.22	S$3.52	S$1.05	
Number of options outstanding as at 27 December 2008	449,000	4,580,500	549,667	14,299,700	384,000	6,302,334	8,947,000	–	35,512,201
During the financial year									
– Options granted	–	–	–	–	–	–	–	17,438,000	17,438,000
– Options granted pursuant to Rights Issue[2]	49,390	264,506	51,675	680,204	43,398	220,182	188,502	443,844	1,941,701
– Options exercised	–	–	–	–	–	–	–	(320,807)[7]	(320,807)
– Options cancelled	–	(467,040)	–	(1,406,912)	–	(719,755)	(1,040,486)	(488,430)	(4,122,623)
Balance as at 25 December 2009	498,390	4,377,966	601,342	13,572,992	427,398	5,802,761	8,095,016	17,072,607	50,448,472
Directors' Interests:									
25 December 2009									
– Cheng Wai Keung	143,190	–	137,844	–	100,170	–	–	–	381,204
– Friedbert Malt	71,040	–	68,922	–	50,085	–	–	–	190,047
– Ronald Dean Widdows	–	414,570	–	612,733	–	205,524	260,865	1,226,000	2,719,692
– James Connal Scotland Rankin	–	–	51,419	–	37,843	–	–	–	89,262
– Robert Holland, Jr	53,280	–	51,419	–	37,843	–	–	–	142,542
– Christopher Lau Loke Sam	53,280	–	51,419	–	37,843	–	–	–	142,542
– Timothy Charles Harris	–	–	51,419	–	37,843	–	–	–	89,262
– Peter Wagner	–	–	51,419	–	37,843	–	–	–	89,262
26 December 2008									
– Cheng Wai Keung	129,000	–	126,000	–	90,000	–	–	–	345,000
– Friedbert Malt	64,000	–	63,000	–	45,000	–	–	–	172,000
– Ronald Dean Widdows	–	390,000	–	583,000	–	198,000	255,000	–	1,426,000
– James Connal Scotland Rankin	–	–	47,000	–	34,000	–	–	–	81,000
– Robert Holland, Jr	48,000	–	47,000	–	34,000	–	–	–	129,000
– Christopher Lau Loke Sam	48,000	–	47,000	–	34,000	–	–	–	129,000
– Timothy Charles Harris	–	–	47,000	–	34,000	–	–	–	81,000
– Peter Wagner	–	–	47,000	–	34,000	–	–	–	81,000

No share options will be granted in 2010 for the financial year ended 25 December 2009.

1 In accordance with the modified rules of the NOL SOP approved by shareholders at the Extraordinary General Meeting held on 3 January 2006 and the advice of the independent financial advisor, the exercise price of the outstanding share options under the NOL SOP was reduced by S$0.92 to S$2.06 as a result of the capital reduction and cash distribution exercise.

2 In accordance with the rules of the NOL SOP and the advice of the independent financial advisor, adjustments had been made to the exercise prices and the number of shares comprised in the outstanding share options under the NOL SOP as a result of the Rights Issue. Exercise prices of the outstanding share options were reduced by S$0.10 except for 1,226,000 share options granted to a Director. An additional 1,941,701 share options at the revised exercise prices were granted under the NOL SOP.

3 From the date of grant, one-third of the share options granted have each vested on 13 March 2007, 13 March 2008 and 13 March 2009.

4 From the date of grant, one-third of the share options granted have each vested on 12 March 2008 and 12 March 2009. The remaining one-third will vest on 12 March 2010.

5 From the date of grant, one-third of the share options granted have each vested on 22 February 2009 and 22 February 2010. The remaining one-third will vest on 22 February 2011.

6 From the date of grant, one-third of the share options granted have vested on 20 February 2010. One-third will vest on 20 February 2011 and the remaining one-third will vest on 20 February 2012.

7 Relate to share options that were early exercised by employees whose unvested share options were accelerated.

Details of options granted to the Directors of the Company under the NOL SOP up to 25 December 2009 were as follows:

Name of Directors	Granted in financial year ended 25 December 2009	Adjustment for Rights Issue	Aggregate granted/ adjusted since commencement of the NOL SOP to 25 December 2009	Aggregate exercised since commencement of the NOL SOP to 25 December 2009	Aggregate expired since commencement of the NOL SOP to 25 December 2009	Aggregate outstanding as at 25 December 2009
Cheng Wai Keung	–	36,204	581,204	(200,000)	–	381,204
Friedbert Malt	–	18,047	290,047	(100,000)	–	190,047
Ronald Dean Widdows	1,226,000	67,692	4,084,535	(1,039,062)	(325,781)	2,719,692
James Connal Scotland Rankin	–	8,262	197,262	(108,000)	–	89,262
Robert Holland, Jr	–	13,542	142,542	–	–	142,542
Christopher Lau Loke Sam	–	13,542	142,542	–	–	142,542
Timothy Charles Harris	–	8,262	89,262	–	–	89,262
Peter Wagner	–	8,262	89,262	–	–	89,262

No share options were exercised by the Directors during the financial year ended 25 December 2009.

The Directors' interests in the outstanding share options of the Company as at 15 January 2010 were the same as at 25 December 2009 except for the following Directors whose interests in outstanding share options of the Company were as follows:

Name of Directors	Aggregate outstanding as at 15 January 2010
Cheng Wai Keung	238,014
Friedbert Malt	119,007
Robert Holland, Jr	89,262
Christopher Lau Loke Sam	89,262

Share Options and Performance Shares (continued)

Subject to the terms and conditions of the NOL PSP, the following table sets forth the number of performance shares awarded, vested and cancelled during the financial year ended 25 December 2009:

Performance Shares	(a)	(b)	(c)	(d)	(e)	**Total**
Performance period						
From	01/01/05	31/12/05	30/12/06	29/12/07	27/12/08	
To	30/12/05[9]	29/12/06[10]	28/12/07[11]	26/12/08[12]	25/12/09[12]	
Number of shares outstanding as at 27 December 2008	1,190,348	1,171,356	2,059,000	–	–	4,420,704
During the financial year						
– Shares awarded pursuant to Rights Issue[8]	–	37,917	90,024	–	–	127,941
– Shares vested	(1,190,348)	(585,667)	(686,311)	–	–	(2,462,326)
– Shares cancelled	–	(44,000)	(86,668)	–	–	(130,668)
Balance as at 25 December 2009	–	579,606	1,376,045	–	–	1,955,651
Director's Interests:						
25 December 2009						
– Ronald Dean Widdows	–	53,857	102,720	–	–	156,577
26 December 2008						
– Ronald Dean Widdows	105,667	100,667	144,000	–	–	350,334

[8] In accordance with the rules of the NOL PSP and the advice of the independent financial advisor, an additional 127,941 shares were awarded under the NOL PSP to holders of the outstanding shares as a result of the Rights Issue.

[9] From the end of the performance period, one-third of the performance shares awarded have each vested on 2 January 2007, 2 January 2008 and 2 January 2009.

[10] From the end of the performance period, one-third of the performance shares awarded have each vested on 2 January 2008, 2 January 2009 and 2 January 2010.

[11] From the end of the performance period, one-third of the performance shares awarded have each vested on 2 January 2009 and 2 January 2010. The remaining one-third will vest on 2 January 2011.

[12] No performance shares for the performance periods from 29 December 2007 to 26 December 2008 and from 27 December 2008 to 25 December 2009 had been awarded in 2009 or will be awarded in 2010 respectively as the prescribed financial target conditions were not met during the performance periods.

Details of performance shares awarded under the NOL PSP up to 25 December 2009 were as follows:

Awarded in financial year ended 25 December 2009	**Adjustment for Rights Issue**	**Aggregate awarded/ adjusted since commencement of the NOL PSP to 25 December 2009**	**Aggregate vested since commencement of the NOL PSP to 25 December 2009**	**Aggregate cancelled since commencement of the NOL PSP to 25 December 2009**	**Aggregate outstanding as at 25 December 2009**
–	127,941	12,567,699	(7,519,176)	(3,092,872)	1,955,651

Details of performance shares awarded to a Director of the Company under the NOL PSP up to 25 December 2009 were as follows:

Name of Director	Awarded in financial year ended 25 December 2009	Adjustment for Rights Issue	Aggregate awarded/ adjusted since commencement of the NOL PSP to 25 December 2009	Aggregate vested since commencement of the NOL PSP to 25 December 2009	Aggregate outstanding as at 25 December 2009
Ronald Dean Widdows	–	10,243	887,057	(730,480)	156,577

As at 15 January 2010, Ronald Dean Widdows' interest in the outstanding performance shares of the Company was 51,360 outstanding performance shares.

Pursuant to provisions of the Listing Manual of the Singapore Exchange Securities Trading Limited ('SGX-ST') and the Singapore Companies Act, in addition to information disclosed elsewhere in the report, it is reported that:

(i) Except as disclosed on page 50, no options were granted by the Company or any subsidiary during the financial year and there were no other unissued shares under option at the end of the financial year.

(ii) Except as disclosed on page 52, no performance shares were awarded by the Company or any subsidiary during the financial year and there were no other unissued performance shares at the end of the financial year.

(iii) No options were granted to controlling shareholders or their associates, or directors and employees of the parent group.

(iv) No performance shares were awarded to controlling shareholders or their associates, or directors and employees of the parent group.

(v) No employee has received 5% or more of the total number of options and performance shares available under the NOL SOP and NOL PSP.

(vi) No options have been granted at a discount during the financial year.

During the financial year, no treasury shares were re-issued by the Company pursuant to the NOL SOP and NOL PSP.

For the financial year ended 26 December 2008, the Company re-issued 18,000 treasury shares at purchase price of S$4.56 per share pursuant to the NOL SOP at an exercise price of S$2.20 per share, for share options granted on 13 March 2006 and re-issued 755,617 treasury shares at purchase prices of S$4.31 to S$4.87 per share pursuant to the NOL PSP. New shares were issued for the vesting of performance shares held by a Director.

Directors' Interests in Shares or Debentures

According to the register of Directors' shareholdings, none of the Directors holding office at the end of the financial year had any interest in the share capital or debentures of the Company except as follows:

	Ordinary shares			
	Holdings registered in name of Director or nominee		Holdings in which Director is deemed to have an interest	
	At 25/12/09	At 27/12/08	At 25/12/09	At 27/12/08
Cheng Wai Keung	2,187,500	1,250,000	–	–
Friedbert Malt	70,000	40,000	–	–
Ronald Dean Widdows	648,480	444,480	–	–
James Connal Scotland Rankin	189,000	108,000	–	–
Robert Holland, Jr	437,500	250,000	–	–
Peter Wagner	52,500	30,000	–	–
Bobby Chin Yoke Choong	–	–	29,489	16,851

Details of the Directors' interests in the share options granted under the NOL SOP and performance shares awarded under the NOL PSP have been separately disclosed under "Share Options and Performance Shares" on pages 49 to 53.

The Directors' interests in the share capital of the Company as at 15 January 2010 were the same as at 25 December 2009 except for Ronald Dean Widdows, whose holdings registered in his own name was 753,697 shares as at 15 January 2010.

According to the register of Directors' shareholdings, none of the Directors holding office at the end of the financial year had any interest in the share capital or debentures of related corporations except as follows:

	Holdings registered in name of Director or nominee		Holdings in which Director is deemed to have an interest	
	At 25/12/09	At 27/12/08	At 25/12/09	At 27/12/08
Chartered Semiconductor Manufacturing Ltd				
Ordinary shares				
Tan Pheng Hock	–[13]	7,000	–	–
Boon Swan Foo	–[13]	18,800	–	–
Singapore Airlines Limited				
Ordinary shares				
Bobby Chin Yoke Choong	–	–	2,000	2,000
Simon Claude Israel	9,000	9,000	–	–
Singapore Airport Terminal Services Limited				
Ordinary shares				
Boon Swan Foo	–[13]	40,000	–	–
SIA Engineering Company Limited				
Ordinary shares				
Boon Swan Foo	25,000	25,000	–	–
Singapore Food Industries Limited				
Ordinary shares				
Boon Swan Foo	–[13]	8,000	–	–
Singapore Technologies Engineering Ltd				
Ordinary shares				
Tan Pheng Hock	1,052,264	868,689	–	–
Boon Swan Foo	1,235,000	1,230,000	–	–

[13] These companies ceased to be related corporations of the Company as Temasek Holdings (Private) Limited was no longer the ultimate holding company of these companies as at 25 December 2009.

	Holdings registered in name of Director or nominee		Holdings in which Director is deemed to have an interest	
	At 25/12/09	**At 27/12/08**	**At 25/12/09**	**At 27/12/08**
Options to subscribe for ordinary shares				
Tan Pheng Hock				
- Exercisable at S$2.00 per share between 11/8/01 to 10/8/09	–	5,000	–	–
- Exercisable at S$2.26 per share between 10/2/02 to 9/2/10	300,000	300,000	–	–
- Exercisable at S$2.72 per share between 20/2/02 to 19/2/11	225,000	225,000	–	–
- Exercisable at S$2.68 per share between 11/8/02 to 10/8/11	227,500	227,500	–	–
- Exercisable at S$2.29 per share between 8/2/03 to 7/2/12	175,000	175,000	–	–
- Exercisable at S$1.92 per share between 13/8/03 to 12/8/12	175,000	175,000	–	–
- Exercisable at S$1.79 per share between 7/2/04 to 6/2/13	200,000	200,000	–	–
- Exercisable at S$1.86 per share between 12/8/04 to 11/8/13	200,000	200,000	–	–
- Exercisable at S$2.09 per share between 10/2/05 to 9/2/14	200,000	200,000	–	–
- Exercisable at S$2.12 per share between 11/8/05 to 10/8/14	200,000	200,000	–	–
- Exercisable at S$2.37 per share between 8/2/06 to 7/2/15	200,000	200,000	–	–
- Exercisable at S$2.57 per share between 11/8/06 to 10/8/15	200,000	200,000	–	–
- Exercisable at S$3.01 per share between 10/2/07 to 9/2/16	200,000	200,000	–	–
- Exercisable at S$2.84 per share between 11/8/07 to 10/8/16	200,000	200,000	–	–
- Exercisable at S$3.23 per share between 16/3/08 to 15/3/17	200,000	200,000	–	–
Conditional award of 250,000 performance shares to be delivered after 2008				
Tan Pheng Hock	–	0 to 375,000	–	–
Conditional award of 200,000 performance shares to be delivered after 2009				
Tan Pheng Hock	0 to 300,000	0 to 300,000	–	–
Conditional award of 250,000 performance shares to be delivered after 2010				
Tan Pheng Hock	0 to 375,000	0 to 375,000	–	–
Conditional award of 250,000 performance shares to be delivered after 2011				
Tan Pheng Hock	0 to 425,000	–	–	–
Conditional award of 45,000 restricted shares to be delivered after 2008				
Tan Pheng Hock	–	0 to 67,500	–	–
Conditional award of 96,000 restricted shares to be delivered after 2009				
Tan Pheng Hock	0 to 144,000	0 to 144,000	–	–
Conditional award of 96,000 restricted shares to be delivered after 2010				
Tan Pheng Hock	0 to 144,000	–	–	–
Unvested restricted shares (performance period from 1/1/07 to 31/12/08)				
Tan Pheng Hock	17,325	–	–	–

Directors' Interests in Shares or Debentures (continued)

	Holdings registered in name of Director or nominee		Holdings in which Director is deemed to have an interest	
	At 25/12/09	At 27/12/08	At 25/12/09	At 27/12/08
Singapore Telecommunications Limited				
Ordinary shares				
Cheng Wai Keung	1,550	1,550	1,360	1,360
Christopher Lau Loke Sam	1,560	1,560	–	–
Simon Claude Israel	179,820	179,820	1,360	1,360
Tan Pheng Hock	1,800	1,800	1,550	1,550
Boon Swan Foo	23,890	23,890	1,360	1,360
SP AusNet securities*				
Ordinary shares				
Bobby Chin Yoke Choong	–	–	25,000	20,000
Starhub Ltd				
Ordinary shares				
Tan Pheng Hock	25,150	25,150	–	–
TeleChoice International Limited				
Ordinary shares				
Tan Pheng Hock	30,000	30,000	–	–

The Directors' interests in the share capital of the related corporations as at 15 January 2010 were the same as at 25 December 2009.

The related corporations are related to the Company by virtue of a common ultimate holding company, Temasek Holdings (Private) Limited.

* *Stapled Group securities, each comprising of one SP Australia Networks (Transmission) Ltd share, one SP Australia Networks (Distribution) share and one SP Australia Networks (Finance) Trust unit.*

Directors' Contractual Benefits

Simon Claude Israel has an employment relationship with the ultimate holding company and has received remuneration in that capacity.

Tan Pheng Hock has an employment relationship with a subsidiary of the ultimate holding company and has received remuneration in that capacity.

Since the end of the previous financial year, no other Director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the Director or with a firm of which he is a member, or with a company in which he has a substantial financial interest, except as disclosed in the summary financial statements and in this report.

Unusual Items after the Financial Year

In the opinion of the directors, except as disclosed in the summary financial statements, no item, transaction or event of a material and unusual nature, has arisen during or in the interval between the end of the financial year to the date of this report which will affect substantially the results of the operations, render any item misleading, or affect the ability of the Company and of the Group in meeting its obligations for the financial year in which this report is made.

Audit Committee

At the date of this report, the Audit Committee ('AC') consists of four Non-Executive Directors, all of whom are independent. Chaired by Mr Christopher Lau Loke Sam, the other three members of the Committee are Mr Robert Holland, Jr, Mr Peter Wagner and Mr Bobby Chin Yoke Choong.

For the financial year ended 25 December 2009, the AC undertook a review of the volume of non-audit services provided by the external auditors to assess whether the nature and extent of those services might prejudice the independence and objectivity of the auditors. The AC was satisfied that such services did not affect the independence of the external auditors. The AC also reviewed the cost-effectiveness of the audit conducted by the external auditors.

The summary financial statements set out on pages 49 to 72 were approved by the Board of Directors on 11 March 2010 and were signed on its behalf by:

Cheng Wai Keung
Director

Ronald Dean Widdows
Director

Singapore, 11 March 2010

AUDITORS' STATEMENT

To The Members Of Neptune Orient Lines Limited

We have audited the financial statements of Neptune Orient Lines Limited and its subsidiaries for the financial year ended 25 December 2009, from which the summarised financial statements were derived, in accordance with Singapore Standards of Auditing. The financial statements comprise the balance sheets of the Group and the Company as at 25 December 2009, the statement of changes in equity of the Group and the Company, the income statement, statement of comprehensive income and cash flow statement of the Group for the year then ended, and a summary of significant accounting policies and other explanatory notes.

In our opinion, the accompanying summary financial statements set out on pages 49 to 72 are consistent in all material respects, with the full financial statements and Directors' report from which they were derived, and comply with the requirements of Section 203A of the Singapore Companies Act, Cap 50, and regulations made thereunder, applicable to summary financial statements.

For a better understanding of the financial position and the results of the operations of the Company and the Group for the year and of the scope of our audit, the summary financial statements information on pages 49 to 72 (excluding the Directors' report information) should be read in conjunction with the full financial statements and our audit report thereon.

In our Auditors' report dated 11 March 2010, which is reproduced below, we expressed an unqualified opinion on the financial statements of Neptune Orient Lines Limited and its subsidiaries:

"Auditors' Report to the Members of Neptune Orient Lines Limited

We have audited the accompanying financial statements of Neptune Orient Lines Limited (the 'Company') and its subsidiaries (collectively, the 'Group') set out on pages 14 to 104 for the financial year ended 25 December 2009, which comprise the balance sheets of the Group and the Company as at 25 December 2009, the statements of changes in equity of the Group and the Company, the income statement, statement of comprehensive income and cash flow statement of the Group for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the provisions of the Singapore Companies Act, Cap 50 (the 'Act') and Singapore Financial Reporting Standards. This responsibility includes devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair profit and loss account and balance sheet and to maintain accountability of assets; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform our audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion,

(a) the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company are properly drawn up in accordance with the provisions of the Act and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Group and the Company as at 25 December 2009 and the results, changes in equity and cash flows of the Group and the changes in equity of the Company for the year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act."

Ernst & Young LLP
Public Accountants and Certified Public Accountants

Singapore, 11 March 2010

CONSOLIDATED INCOME STATEMENT

For the Financial Year Ended 25 December 2009

	Group	
	2009 US$'000	2008 US$'000
Revenue	6,515,578	9,285,125
Cost of sales	(6,535,951)	(8,328,979)
Gross (loss)/profit	(20,373)	956,146
Other gains (net)		
– Miscellaneous	10,614	39,807
– Finance and investment income	7,189	13,096
Expenses		
– Administrative	(611,712)	(694,182)
– Expenses written back/(Expenses) relating to restructuring	4,730	(71,684)
– Finance	(59,265)	(34,946)
– Other operating	(34,730)	(79,041)
Share of results of associated companies	3,255	3,799
Share of results of joint ventures	165	4,194
(Loss)/profit before income tax	(700,127)	137,189
Income tax expense	(38,977)	(48,926)
Net (loss)/profit for the financial year	(739,104)	88,263
Net (loss)/profit attributable to:		
Equity holders of the Company	(740,809)	83,114
Minority interest	1,705	5,149
	(739,104)	88,263

	Group	
	2009	2008 Restated
(Loss)/Earnings per share	US cts	US cts
Basic	(36.12)	5.11
Diluted	(36.12)	5.08

	Group	
Dividends	2009 US$'000	2008 US$'000
Ordinary dividends paid		
Final tax exempt (one-tier) dividend of 4.00 Singapore cents per share paid in respect of the financial year 2008 (2007: 10.00 Singapore cents per share)	39,246	108,759
Interim tax exempt (one-tier) dividend of Nil Singapore cents per share paid in respect of the financial year 2009 (2008: 4.00 Singapore cents per share)	–	42,518
	39,246	151,277

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the Financial Year Ended 25 December 2009

	Group	
	2009 US$'000	2008 US$'000
Net (loss)/profit for the financial year	(739,104)	88,263
Other comprehensive income/(loss):		
Fair value gains/(losses) on cash flow hedges	259,111	(198,289)
Fair value (gains)/losses on cash flow hedges transferred to the income statement	(118,756)	55,488
Fair value losses on available-for-sale financial asset	(61)	(55)
Currency translation differences	4,536	(2,498)
Tax on fair value gains and losses	1,348	(843)
Other comprehensive income/(loss) for the financial year, net of tax	146,178	(146,197)
Total comprehensive loss for the financial year	(592,926)	(57,934)
Total comprehensive (loss)/income attributable to:		
Equity holders of the Company	(594,923)	(62,358)
Minority interest	1,997	4,424
	(592,926)	(57,934)

BALANCE SHEETS

As at 25 December 2009

	Group		Company	
	2009	2008	2009	2008
	US$'000	US$'000	US$'000	US$'000
Assets				
Current Assets				
Cash and cash equivalents	333,048	429,219	17,044	15,760
Trade and other receivables	814,718	828,706	1,620,619	594,207
Inventories at cost	197,208	159,015	–	–
Derivative financial instruments	88,681	11,293	2,603	5,473
Other current assets	70,468	62,296	2,191	1,669
Total current assets	1,504,123	1,490,529	1,642,457	617,109
Non-current Assets				
Investments in subsidiaries	–	–	994,695	994,695
Investments in associated companies	40,216	29,018	1	1
Investments in joint ventures	27,107	27,287	–	–
Available-for-sale financial assets	31	92	–	–
Property, plant and equipment	3,509,266	3,642,636	455,066	458,519
Investment properties	9,230	9,047	–	–
Deferred charges	9,268	3,245	35	45
Intangible assets	29,142	29,229	78	107
Goodwill arising on consolidation	129,095	129,095	–	–
Deferred income tax assets	5,177	3,683	–	–
Derivative financial instruments	670	–	–	–
Other non-current assets	77,225	80,730	1,719	2,295
Total non-current assets	3,836,427	3,954,062	1,451,594	1,455,662
Total Assets	5,340,550	5,444,591	3,094,051	2,072,771
Liabilities				
Current Liabilities				
Trade and other payables	1,009,918	1,066,478	129,833	131,880
Current income tax liabilities	42,498	35,283	17,088	19,641
Borrowings	20,975	85,383	710	61,126
Provisions	76,354	100,933	9	330
Deferred income	333	–	–	–
Derivative financial instruments	9,744	94,739	2,603	5,473
Other current liabilities	198,368	170,761	–	–
Total current liabilities	1,358,190	1,553,577	150,243	218,450
Non-current Liabilities				
Borrowings	918,831	1,159,262	–	31,580
Provisions	126,047	127,308	–	–
Deferred income	659	–	–	–
Deferred income tax liabilities	25,155	24,972	10,939	11,449
Other non-current liabilities	71,478	74,881	–	–
Total non-current liabilities	1,142,170	1,386,423	10,939	43,029
Total Liabilities	2,500,360	2,940,000	161,182	261,479
Net Assets	2,840,190	2,504,591	2,932,869	1,811,292

	Group		Company	
	2009 US$'000	2008 US$'000	2009 US$'000	2008 US$'000
Equity				
Share capital	1,815,479	845,379	1,815,479	845,379
Treasury shares	(5,216)	(5,216)	(5,216)	(5,216)
	1,810,263	840,163	1,810,263	840,163
Shares held by employee benefit trust	(2,989)	(1,413)	–	–
Treasury shares reserve	(1,195)	(1,195)	(1,195)	(1,195)
Foreign currency translation reserve	18,459	14,215	–	–
Retained earnings	877,807	1,657,862	1,085,061	935,304
Share-based compensation reserve	38,740	37,020	38,740	37,020
Hedging reserve	55,540	(86,141)	–	–
Fair value reserve	(6)	33	–	–
Capital and reserves attributable to equity holders of the Company	2,796,619	2,460,544	2,932,869	1,811,292
Minority interest	43,571	44,047	–	–
Total Equity	2,840,190	2,504,591	2,932,869	1,811,292
Net current assets/(liabilities)	145,933	(63,048)	1,492,214	398,659

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Financial Year Ended 25 December 2009

Group

	Share capital US$'000	Treasury shares US$'000	Shares held by employee benefit trust US$'000	Treasury shares reserve US$'000
2009				
Balance at 27 December 2008	845,379	(5,216)	(1,413)	(1,195)
Issue of shares	988,241	–	–	–
Share issue expenses	(23,000)	–	–	–
Dividends to equity holders	–	–	–	–
Dividends to minority interest	–	–	–	–
Employee equity compensation schemes:				
– value of employee services	–	–	–	–
– new shares issued	4,859	–	–	–
Purchase of shares by employee benefit trust	–	–	(1,566)	–
Sale of nil-paid rights by employee benefit trust	–	–	225	–
Purchase of Rights Shares by employee benefit trust	–	–	(235)	–
Total comprehensive income/(loss) for the financial year	–	–	–	–
Balance at 25 December 2009	1,815,479	(5,216)	(2,989)	(1,195)
2008				
Balance at 29 December 2007	840,738	(6,926)	(610)	(78)
Dividends to equity holders	–	–	–	–
Dividends to minority interest	–	–	–	–
Acquisition of additional interests in subsidiaries	–	–	–	–
Disposal of subsidiaries	–	–	–	–
Employee equity compensation schemes:				
– value of employee services	–	–	–	–
– new shares issued	4,641	–	–	–
– treasury shares re-issued	–	2,331	–	(1,117)
Purchase of treasury shares	–	(621)	–	–
Purchase of shares by employee benefit trust	–	–	(786)	–
Total compehensive (loss)/income for the financial year	–	–	(17)	–
Balance at 26 December 2008	845,379	(5,216)	(1,413)	(1,195)

Capital and reserves attributable to equity holders of the Company						
Foreign currency translation reserve US$'000	**Retained earnings US$'000**	**Share-based compensation reserve US$'000**	**Hedging reserve US$'000**	**Fair value reserve US$'000**	**Minority interest US$'000**	**Total equity US$'000**
14,215	1,657,862	37,020	(86,141)	33	44,047	2,504,591
–	–	–	–	–	–	988,241
–	–	–	–	–	–	(23,000)
–	(39,246)	–	–	–	–	(39,246)
–	–	–	–	–	(2,473)	(2,473)
–	–	6,335	–	–	–	6,335
–	–	(4,615)	–	–	–	244
–	–	–	–	–	–	(1,566)
–	–	–	–	–	–	225
–	–	–	–	–	–	(235)
4,244	(740,809)	–	141,681	(39)	1,997	(592,926)
18,459	877,807	38,740	55,540	(6)	43,571	2,840,190
15,971	1,726,025	29,207	57,523	68	45,299	2,707,217
–	(151,277)	–	–	–	–	(151,277)
–	–	–	–	–	(4,834)	(4,834)
–	–	–	–	–	(962)	(962)
–	–	–	–	–	120	120
–	–	11,737	–	–	–	11,737
–	–	(2,737)	–	–	–	1,904
–	–	(1,187)	–	–	–	27
–	–	–	–	–	–	(621)
–	–	–	–	–	–	(786)
(1,756)	83,114	–	(143,664)	(35)	4,424	(57,934)
14,215	1,657,862	37,020	(86,141)	33	44,047	2,504,591

CONSOLIDATED CASH FLOW STATEMENT

For the Financial Year Ended 25 December 2009

	Group	
	2009 US$'000	2008 US$'000
Cash Flows from Operating Activities		
(Loss)/Profit before income tax	(700,127)	137,189
Adjustments for:		
Depreciation and amortisation	286,216	263,022
Fair value (gains)/losses on hedges	(870)	5,253
Premium on bunker call options	82,667	3,466
Premium on interest rate collars	2,236	–
Interest expense	42,579	27,986
Interest income	(7,189)	(9,019)
Investment income	–	(38)
Share-based compensation costs	6,335	11,737
Fair value losses/(gains) on shares held by employee benefit trust	533	(2,030)
Net write-off of inventories	971	360
Net profit on disposal of property, plant and equipment	(464)	(24,892)
Net profit on disposal of other assets	(112)	(3,426)
Net provision/(write-back) for impairment of assets	38	(591)
Net provision for liabilities	19,364	99,234
Share of results of associated companies	(3,255)	(3,799)
Share of results of joint ventures	(165)	(4,194)
Unrealised translation losses/(gains)	1,909	(1,407)
Operating cash flow before working capital changes	(269,334)	498,851
Changes in operating assets and liabilities		
Receivables and other current assets	(107,116)	202,799
Inventories	(39,164)	1,751
Payables	(74,956)	(155,486)
Cash (used in)/generated from operations	(490,570)	547,915
Interest paid	(50,222)	(21,434)
Interest received	7,108	11,125
Net income tax paid	(16,868)	(37,843)
Net cash (outflow)/inflow from operating activities	(550,552)	499,763
Cash Flows from Investing Activities		
Acquisition of additional interests in subsidiaries	–	(8,603)
Investment in an associated company	(7,573)	(10,394)
Net proceeds from loans receivable	434	1,068
Investment income received	–	38
Dividends received from an associated company	442	437
Dividends received from joint ventures	140	1,360
Purchase of property, plant and equipment	(89,051)	(879,049)
Purchase of intangible assets	(4,159)	(2,975)
Proceeds from disposal of property, plant and equipment	26,755	49,351
Proceeds from disposal of other assets	17	4,374
Net cash inflow (net of transaction costs) from disposal of subsidiaries, net of cash disposed[14]	–	1,338
Net cash outflow from investing activities	(72,995)	(843,055)

	Group	
	2009 US$'000	2008 US$'000
Cash Flows from Financing Activities		
Proceeds from borrowings	563,400	779,323
Net cash (outflow)/inflow contributed by employee benefit trust	(520)	321
Dividends paid to equity holders	(39,246)	(151,277)
Dividends paid to minority interest	(2,473)	(4,834)
Net proceeds from issue of new ordinary shares under the Rights Issue	965,241	–
Proceeds from issue of new ordinary shares	244	1,904
Proceeds from re-issuance of treasury shares	–	27
Purchase of treasury shares	–	(621)
Repayment of borrowings	(951,290)	(356,526)
Payment of costs incurred in connection with long term financing	(7,980)	(171)
Net cash inflow from financing activities	527,376	268,146
Net Decrease in Cash and Cash Equivalents	(96,171)	(75,146)
Cash and Cash Equivalents at Beginning of Financial Year	429,219	504,365
Cash and Cash Equivalents at End of Financial Year	333,048	429,219

	Group	
[14] **Summary of effect of disposal of subsidiaries on the Group's cash flow**	2009 US$'000	2008 US$'000
Net assets disposed:		
Non-current assets	–	4,405
Current assets	–	1,054
Current liabilities	(110)	(2,917)
Non-current liabilities	–	(2,501)
Net attributable (liabilities)/assets disposed	(110)	41
Less: Minority interest	–	120
Add: Foreign currency translation reserve	–	(312)
	(110)	(151)
Net profit on disposal of subsidiaries	110	2,292
Net proceeds from disposal of subsidiaries	–	2,141
Less: Cash of subsidiaries disposed	–	(803)
Net cash inflow (net of transaction costs) from disposal of subsidiaries, net of cash disposed	–	1,338

NOTES TO THE SUMMARY FINANCIAL STATEMENTS

For the Financial Year Ended 25 December 2009

1. General

The Company is incorporated and domiciled in Singapore and is publicly traded on the Singapore Exchange. The address of its registered office is as follows:

456 Alexandra Road, #06-00 NOL Building, Singapore 119962.

The financial year of 2009 started on 27 December 2008 and ended on 25 December 2009 (2008: 29 December 2007 to 26 December 2008) as the Group and the Company adopted the last Friday of every calendar year to be their accounting year-end date.

The Company's ultimate holding company is Temasek Holdings (Private) Limited, a company incorporated in Singapore.

2. Material Changes in Accounting Policies

On 27 December 2008, the Group and the Company early adopted the new or revised Singapore Financial Reporting Standards ('FRS'), which are effective for the financial period beginning on or after 1 January 2009.

The following are the new or revised FRS that are relevant to the Group and the Company:

FRS 1 (revised)	Presentation of Financial Statements
FRS 23 (revised)	Borrowing Costs
Amendments to FRS 102	Share-based Payment: Vesting conditions and cancellations
Amendments to FRS 107	Financial Instruments: Disclosures - Improving Disclosures about Financial Instruments
FRS 108	Operating Segments

The adoption of the above FRS did not result in substantial changes to the Group's accounting policies and did not have any significant impact on the Group and the Company except as discussed below:

(a) FRS 1 (revised) Presentation of Financial Statements

The Group elected to early adopt FRS 1 (revised), which is mandatory for application for annual periods beginning on or after 1 January 2009.

The revised standard requires:
- All changes in equity arising from transactions with owners in their capacity as owners to be presented separately from components of comprehensive income;
- Components of comprehensive income to be excluded from statement of changes in equity;
- Items of income and expenses and components of other comprehensive income to be presented either in a single statement of comprehensive income with subtotals, or in two separate statements (a separate income statement followed by a statement of comprehensive income);
- Presentation of restated balance sheet as at the beginning of the comparative period when entities make restatements or reclassifications of comparative information.

The Group has elected to present items of income and expenses and components of other comprehensive income in two separate statements (a consolidated income statement followed by a consolidated statement of comprehensive income). Certain comparatives items have been reclassified to conform with the current year's presentation.

(b) Amendments to FRS 107 Financial Instruments: Disclosures - Improving Disclosures about Financial Instruments

The Group elected to early adopt Amendments to FRS 107, which is mandatory for application for annual periods beginning on or after 1 January 2009.

The amendment requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy. The adoption of the amendment results in additional disclosures but does not have an impact on the accounting policies and measurement bases adopted by the Group.

The required disclosures have been made accordingly in the Financial Report.

(c) FRS 108 Operating Segments

The Group elected to early adopt FRS 108, which is mandatory for application for annual periods beginning on or after 1 January 2009.

FRS 108 replaces FRS 14 Segment Reporting, and requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes. Segment revenue, segment profits and segment assets are also measured on a basis that is consistent with internal reporting.

The required disclosures have been made accordingly in the Financial Report.

3. Renounceable Underwritten Rights Issue

On 2 June 2009, the Company announced a proposed renounceable underwritten rights issue (the 'Rights Issue'), pursuant to which 1,105,135,048 new ordinary shares in the capital of the Company (the 'Rights Shares') were issued at an issue price of S$1.30 for each Rights Share, on the basis of three Rights Shares for every four existing ordinary shares of the Company held by shareholders as at the books closure date (19 June 2009). The Rights Shares were allotted and issued on 16 July 2009.

The newly issued Rights Shares rank pari passu in all respects with the previously issued shares.

Of the net proceeds from the Rights Issue of approximately US$960 million, the Company had utilised US$925 million for the repayment of bank borrowings of the Group and the remaining US$35 million had been used for working capital. When opportunities arise, the proceeds will be re-deployed for investment purposes. The utilisation is in accordance with the intended use of the net proceeds.

4. Non-Audit Fees Paid/Payable to Auditors

	Group	
	2009 US$'000	2008 US$'000
Non-audit fees paid/payable to		
– auditors of the Company	412	163
– affiliates of auditors of the Company	65	326
	477	489

5. Related Party Transactions

(a) Sale and Purchase of Goods and Services

The following significant transactions between the Group and related parties took place during the financial year at terms agreed between the parties. Related parties include the ultimate holding company, fellow subsidiaries of the ultimate holding company and associated companies and joint ventures of the Group.

	Group	
	2009 US$'000	2008 US$'000
Purchases of services from:		
– fellow subsidiaries of the ultimate holding company	147,292	164,709
– a joint venture	2,788	4,051
Services rendered to:		
– fellow subsidiaries of the ultimate holding company	(66)	(274)
– a joint venture	(217)	(217)
Interest income received/receivable from associated companies and a joint venture	–	(589)
Directors' fee paid to:		
– the ultimate holding company	70	126
– a fellow subsidiary of the ultimate holding company	57	116

(b) Share Options Granted to Directors

Under the NOL SOP, the aggregate number of shares options granted to the Directors of the Company during the financial year was 1,399,813 (2008: 255,000), of which 173,813 share options were granted as a result of the Rights Issue. The share options were given on the same terms and conditions as those offered to other employees of the Group except for share options granted to Non-Executive Directors, which have exercise periods of five years. The annual grant of NOL share options to Non-Executive Directors had ceased with effect from the financial year ended 28 December 2007. For share options granted to Non-Executive Directors during the period from 31 December 2004 to 12 March 2007, which have exercise periods of five years, a moratorium on the disposal of shares arising from the exercise of the share options is applicable during their term of service as a member of the Board of Directors of the Company, until six months after their term of office has been completed, and/or six months after resignation or retirement. The outstanding number of share options granted to the Directors of the Company at the end of the financial year was 3,843,813 (2008: 2,444,000).

(c) Key Management Personnel

(i) Loans to key management personnel

Loans given under the Group's approved housing, car and renovation loans scheme to key management personnel were as follows:

	Group	
	2009 US$'000	2008 US$'000
Housing, car and renovation loans receivable (non-current)	–	22

The housing, car and renovation loans receivable in 2008 were included in non-current assets as loans receivable. The loans were interest free.

(ii) Key management personnel remuneration

The remuneration of the key management personnel includes base salary, performance bonus, share options, performance shares, benefits (including housing and allowances) and Directors' fees.

The total remuneration of key management personnel disclosed under this note is computed based on the cost incurred by the Group whereas the remuneration information disclosed under the "Remuneration for the Directors of the Company" and "Remuneration Bands for the Top Five Key Management Staff who are not Directors of the Company" in the Corporate Governance report is derived based on the following:

- includes full cost of share-based compensation (e.g. share options and performance shares, if any) granted/awarded for the services rendered in the respective performance years, notwithstanding that the actual cost is recognised in the financial statements of the Group over the vesting periods of the share options/performance shares which extend to subsequent financial years;
- includes bonus, expatriate and other benefits (e.g. housing, education benefits, etc.) recognised in the financial statements of the Group; and
- excludes termination/severance and redundancy costs.

Key management personnel remuneration was as follows:

	Group	
	2009 US$'000	**2008 US$'000**
Salaries, other short-term employee benefits and Directors' fees	7,453	11,758
Post-employment benefit plans	377	702
Termination benefits	–	4,126
Share-based compensation costs	1,378	3,394
	9,208	19,980

Included in the above was total compensation to Directors of the Company amounting to US$2.7 million (2008: US$8.5 million). This included a reinstatement to an executive director's remuneration which was originally reduced by 20% during the financial year ended 25 December 2009.

Notes:

(a) Key management personnel for 2009 and 2008 included:
- Executive Director: Ronald Dean Widdows (Group President and Chief Executive Officer – appointed in July 2008).
- Non-Executive Directors: Cheng Wai Keung, Friedbert Malt, James Connal Scotland Rankin, Robert Holland, Jr, Christopher Lau Loke Sam, Timothy Charles Harris, Peter Wagner, Bobby Chin Yoke Choong, Simon Claude Israel, Tan Pheng Hock and Boon Swan Foo (appointed in July 2008).
- Corporate: Cedric Foo (Group Deputy President and Chief Financial Officer), Wu Choy Peng (Group Chief Information Officer) and Goh Teik Poh (Group Chief Human Resource Officer, for the period from January 2008 to April 2009).
- Business Units: Eng Aik Meng (President, Liner – appointed in September 2008), Ronald Dean Widdows (Chief Executive Officer, Liner, for the period from June 2003 to June 2008), Brian Lutt (President, Logistics, resigned in March 2009), Jim McAdam (President, Logistics, appointed in April 2009) and Steve Schollaert (President, Terminals).
- Regional Presidents: David Appleton (President, Europe), John Bowe (President, Americas), Kenneth Glenn (President, South Asia, for the period from August 2006 to December 2008 and subsequently appointed as President, North Asia, in January 2009), Goh Teik Poh (President, South Asia, appointed in May 2009), Jim McAdam (President, Asia/Middle East, for the period from September 2006 to December 2008 and subsequently appointed as President, South Asia, for the period from January 2009 to April 2009) and Daniel Ryan (President, Greater China, for the period from August 2006 to January 2009).

(b) Included in 2008, but not in 2009, was the remuneration for:
- Executive Director: Thomas Held (Group President and Chief Executive Officer – resigned in July 2008).
- Non-Executive Directors: Ang Kong Hua (retired in April 2008) and Yasumasa Mizushima (retired in April 2008).

(c) Tax equalisation costs were derived based on cost incurred by the Group during the financial year.

6. Listing of Significant Subsidiaries

Details of significant subsidiaries of the Group were as follows:

Subsidiaries	Effective group equity interest 2009 %	Effective group equity interest 2008 %	Country of incorporation/ Place of operation	Principal activities
Direct Interest:				
APL (Bermuda), Ltd[a]	100	100	Bermuda	Shipping services
APL Logistics Ltd[a]	100	100	Singapore	Logistics services
Indirect Interest:				
American President Lines, Ltd[a]	100	100	United States of America	Shipping services
APL Co. Pte Ltd[a]	100	100	Singapore	Shipping services
APL Logistics Hong Kong Ltd[b]	–[d]	100	Hong Kong SAR	Logistics services
APL Logistics Transportation Management Services, Ltd.[b]	100	100	United States of America	Logistics services
APL Logistics Warehouse Management Services, Inc.[b]	100	100	United States of America	Logistics services
APL Logistics Warehouse Management Services de Mexico, S.A. de C.V.[b]	100	100	Mexico	Logistics services
APL Logistics (China) Ltd.[b]	100	100	China	Logistics services
Vascor, Ltd[b],[c]	50	50	United States of America	Logistics services

Notes:

[a] Audited by Ernst & Young LLP, Singapore

[b] Audited by Ernst & Young firms outside Singapore

[c] Deemed to be a subsidiary as the Group controls the entity via veto rights

[d] Ceased to be a significant subsidiary of the Group as at 25 December 2009

In accordance with Rule 716 of the SGX-ST Listing Manual, the Audit Committee and Board of Directors of the Company confirmed that they are satisfied that the appointment of different auditors for certain subsidiaries would not compromise the standard and effectiveness of the audit of the Group.

ACKNOWLEDGEMENTS

We would like to thank all of the NOL Group employees who have been photographed for this Annual Report.

Concept and design: New Asia Creative

Photography: Jean-Marc La-Roque and Nick Souza

Neptune Orient Lines Limited

456 Alexandra Road

#06-00 NOL Building

Singapore 119962

Telephone +65 6278 9000

Company Registration Number 196800632D

www.nol.com.sg




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Neptune Orient Lines Limited

456 Alexandra Road

#06-00 NOL Building

Singapore 119962

Telephone +65 6278 9000

Company Registration Number 196800632D

www.nol.com.sg





26 March 2010

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the Notice of NOL's 41st Annual General Meeting. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Encs

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2010\Letters to US SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin)(Notice of AGM) - 26Mar10.DOC




Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption
No. 82-2605

Print this page

MEETING SCHEDULE FOR AGM

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Wong Kim Wah
Designation *	Company Secretary
Date & Time of Broadcast	26-Mar-2010 17:17:13
Announcement No.	00071

>> Announcement Details

The details of the announcement start here ...

Date *	14 Apr 2010
Time *	11:00:AM
Company *	NEPTUNE ORIENT LINES LIMITED
Venue *	456 ALEXANDRA ROAD #04-00 (LECTURE THEATRE) NOL BUILDING SINGAPORE 119962

Attachments

- NOL_Notice_of_41st_AGM.pdf
- NOL_Appendix1_Share_Purchase_Mandate.pdf
- NOL_Appendix2_IPT_Mandate.pdf

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RECEIVED
2010 APR -2 P 12:49



NEPTUNE ORIENT LINES LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 41st Annual General Meeting of Neptune Orient Lines Limited (the "**Company**") will be held on Wednesday, 14 April 2010 at 11.00 a.m. at 456 Alexandra Road, #04-00 (Lecture Theatre) NOL Building, Singapore 119962, for the purpose of transacting the following businesses:

Ordinary Business

1. To receive and adopt the Directors' Report and Accounts for the financial year ended 25 December 2009 and the Auditors' Report thereon. **Resolution 1**
2. To approve payments to Non-Executive Directors of up to S$1,750,000 as Directors' fees for the financial year ending 31 December 2010 (FY 2009: up to S$1,750,000) [(1)]. **Resolution 2**
3. To re-elect the following Directors who retire pursuant to:

   Article 97 of the Company's Articles of Association
   (Directors due to retire by rotation and who are eligible for re-election)

   (a) Mr Simon Claude Israel [(2)] **Resolution 3**
   (b) Mr Cheng Wai Keung [(2)] **Resolution 4**
   (c) MrChristopher Lau Loke Sam (Independent Member of the Audit Committee) [(2)] **Resolution 5**

   Mr Tan Pheng Hock is also due to retire from office by rotation at the 41st Annual General Meeting but will not be seeking re-election thereat.

   Article 102 of the Company's Articles of Association
   (Director appointed to the Board after the date of the last Annual General Meeting and who is eligible for re-election)

   (d) Mr Robert J Herbold [(2)] **Resolution 6**

   Mr Robert Holland, Jr, having attained the age of 70 years, will cease to hold office at the 41st Annual General Meeting under section 153 of the Companies Act, Chapter 50, and will not be seeking re-election thereat.

   Messrs James Connal Scotland Rankin and Boon Swan Foo will also retire from office at the 41st Annual General Meeting.
4. To re-appoint Ernst & Young LLP as the Company's Auditors and to authorise the Directors to fix their remuneration. **Resolution 7**

Special Business

5. To consider and, if thought fit, passing with or without modifications, Resolutions relating to the following, each of which will be proposed as Ordinary Resolutions:

5.1 To approve the renewal of the Mandate for Directors to allot and issue shares subject to limits [(3)]. **Resolution 8**

5.2 To approve the authority for Directors to offer and grant options and/or awards, and to allot and issue shares, pursuant to the provisions of the NOL Share Option Plan and the NOL Performance Share Plan 2004, subject to limits [(4)]. **Resolution 9**

5.3 To approve the renewal of the Share Purchase Mandate [(5)]. **Resolution 10**

5.4 To approve the renewal of the Mandate for Interested Person Transactions [(6)]. **Resolution 11**

6. To transact any other business.

BY ORDER OF THE BOARD

Wong Kim Wah (Ms)
Company Secretary
29 March 2010, Singapore

Notes:

(1) **Resolution 2** is to facilitate the payment of Directors' fees to the Non-Executive Directors on a current year basis, that is, for the financial year ending 31 December 2010 ("**FY 2010**"). The amount proposed in respect of Directors' fees specified in Resolution 2 is the same as the amount of Directors' fees approved last year in respect of the financial year ended 25 December 2009 ("**FY 2009**").

In view of the current global economic downturn and the very challenging conditions which companies including the Company are facing, the Chairman and all other Non-Executive Directors holding office as at the date of this Notice of Annual General Meeting have, as was the case for FY 2009, voluntarily agreed to receive a reduction in fees for FY 2010. The quantum of the reduction is the same as that for FY 2009, that is, the Chairman will receive a 40 per cent. reduction in fees and the other Non-Executive Directors will receive a 20 per cent. reduction in fees.

Accordingly, the reduced amount of Directors' fees proposed for FY 2010 has been calculated taking into account not only the basic and attendance fees (reduced by 40 per cent. for the Chairman and by 20 per cent. for the other Non-Executive Directors), the present number of Directors and the Board and Committee meetings currently scheduled for FY 2010, but also to cater for new or additional Board members who may be appointed, additional ad-hoc Committees which may have to be formed, and additional Board and Committee meetings which may have to be held, during FY 2010 to address issues which may arise as a result of the current difficult economic conditions.

(2) **Resolutions 3 to 6 -** Detailed information on these Directors can be found under "Directors' Biographies" and "Corporate Governance Report" in the Company's Annual Report 2009.

(3) **Resolution 8** seeks to authorise the Directors to issue shares and to make or grant instruments (such as warrants or debentures) convertible into shares, and to issue shares in pursuance of such instruments, up to a number not exceeding (i) 100 per cent. for Renounceable Rights Issues (as defined below) and (ii) 50 per cent. for Other Share Issues (as defined below), of which up to 10 per cent. may be issued other than on a *pro rata* basis to existing shareholders, provided that the total number of shares which may be issued pursuant to (i) and (ii) shall not exceed 100 per cent. of the issued shares in the capital of the Company excluding treasury shares. The aggregate number of shares which may be issued shall be based on the total number of issued shares in the capital of the Company excluding treasury shares at the time that Resolution 8 is passed, after adjusting for (a) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that Resolution 8 is passed, and (b) any subsequent bonus issue, consolidation or subdivision of shares.

The full text of Resolution 8 is set out below:

"That authority be and is hereby given to the Directors of the Company to:

(a) (i) issue shares in the capital of the Company ("**shares**") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may, in their absolute discretion, deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution):

(A) by way of renounceable rights issues on a *pro rata* basis to shareholders of the Company ("**Renounceable Rights Issues**") shall not exceed 100 per cent. of the total number of issued shares in the capital of the Company excluding treasury shares (as calculated in accordance with paragraph (3) below); and

(B) otherwise than by way of Renounceable Rights Issues ("**Other Share Issues**") shall not exceed 50 per cent. of the total number of issued shares in the capital of the Company excluding treasury shares (as calculated in accordance with paragraph (3) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company shall not exceed 10 per cent. of the total number of issued shares in the capital of the Company excluding treasury shares (as calculated in accordance with paragraph (3) below);

(2) the Renounceable Rights Issues and Other Share Issues shall not, in aggregate, exceed 100 per cent. of the total number of issued shares in the capital of the Company excluding treasury shares (as calculated in accordance with paragraph (3) below);

(3) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("**SGX-ST**")) for the purpose of determining the aggregate number of shares that may be issued under paragraphs (1)(A) and (1)(B) above, the percentage of issued shares shall be based on the total number of issued shares in the capital of the Company excluding treasury shares at the time this Resolution is passed, after adjusting for:

(i) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(ii) any subsequent bonus issue or consolidation or subdivision of shares;

(4) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(5) (unless revoked or varied by the Company in General Meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier."

(4) **Resolution 9** seeks to authorise the Directors to offer and grant options pursuant to the NOL Share Option Plan ("**SOP**") and to grant awards pursuant to the NOL Performance Share Plan 2004 ("**2004 PSP**") and to issue ordinary shares in the capital of the Company pursuant to the exercise of options under the SOP and/or the vesting of awards granted pursuant to the 2004 PSP, provided that: (a) the maximum number of ordinary shares which may be issued under the SOP and the 2004 PSP is limited to 15 per cent. of the total number of issued shares in the capital of the Company (excluding treasury shares) from time to time and (b) the aggregate number of new ordinary shares under options and/or awards which may be granted pursuant to the SOP and/or the 2004 PSP respectively from this Annual General Meeting to the next Annual General Meeting shall not exceed 1.5 per cent. of the total number of issued shares in the capital of the Company (excluding treasury shares) from time to time. Approval for the adoption of the SOP was given by shareholders at an Extraordinary General Meeting of the Company held on 10 November 1999 and modified at Extraordinary General Meetings of the Company held on 20 April 2004 and 3 January 2006. Approval for the adoption of the 2004 PSP was given by shareholders at an Extraordinary General Meeting of the Company held on 20 April 2004 and modified at the Extraordinary General Meeting of the Company held on 3 January 2006.

The full text of Resolution 9 is set out below:

"That approval be and is hereby given to the Directors of the Company to:

(a) offer and grant options in accordance with the provisions of the NOL Share Option Plan ("**SOP**") and/or grant awards in accordance with the provisions of the NOL Performance Share Plan 2004 ("**2004 PSP**"); and

(b) allot and issue from time to time such number of ordinary shares in the capital of the Company as may be required to be issued pursuant to the exercise of options under the SOP and/or the vesting of awards granted under the 2004 PSP,

provided that:

(i) the aggregate number of new ordinary shares to be issued pursuant to the exercise of options granted or to be granted under the SOP and the vesting of awards granted or to be granted under the 2004 PSP shall not exceed 15 per cent. of the total number of issued shares (excluding treasury shares) in the capital of the Company from time to time; and

(ii) the aggregate number of new ordinary shares under options to be granted pursuant to the SOP and awards to be granted pursuant to the 2004 PSP during the period commencing from the date of this Annual General Meeting of the Company and ending on the date of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier, shall not exceed 1.5 per cent. of the total number of issued shares (excluding treasury shares) in the capital of the Company from time to time."

(5) **Resolution 10** seeks to renew the share purchase mandate for the Directors to purchase or otherwise acquire ordinary shares in the capital of the Company ("**shares**") of up to 10 per cent. of the total number of issued shares as at the date of the Annual General Meeting (excluding any shares which are held as treasury shares as at that date).

The purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) to be paid for a share will be determined by the Directors. The purchase price to be paid for the shares must not exceed, in the case of a market purchase, 105 per cent. of the Average Closing Price of the shares, and in the case of an off-market purchase, 110 per cent. of the Average Closing Price of the shares, in either case, excluding related expenses of the purchase or acquisition. For these purposes, "**Average Closing Price**" means the average of the closing market prices of the shares over the last five market days on which transactions in the shares were recorded on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") preceding the date of the relevant market purchase or, as the case may be, the date of the making of the offer pursuant to an off-market purchase and deemed to be adjusted in accordance with the Listing Manual of the SGX-ST for any corporate action that occurs after the relevant five-day period, and "**date of the making of the offer**" means the date on which the Company announces its intention to make an offer for an off-market purchase stating the purchase price (which shall not be more than the maximum price) for each share and the relevant terms of the equal access scheme for effecting the off-market purchase.

Purchases or acquisitions of shares may be made, at any time and from time to time, on and from the date of the Annual General Meeting at which the renewal of the share purchase mandate is approved, up to the date on which the next Annual General Meeting of the Company is held or required by law to be held, or the date on which the authority conferred by the share purchase mandate is revoked or varied, whichever is the earlier.

The Company will use internal resources or external borrowings or a combination of both to fund purchases of shares pursuant to the share purchase mandate. In purchasing or acquiring shares pursuant to the share purchase mandate, the Directors will, principally, consider the availability of internal resources. In addition, the Directors will also consider the availability of external financing. The amount of financing required for the Company to purchase or acquire its shares, and the impact on the Group's financial position, cannot be ascertained as at the date of this Notice as these will depend on whether the purchase or acquisition is made out of profits and/or capital, the number of shares purchased or acquired, the price at which such shares were purchased or acquired and whether the shares purchased or acquired are held in treasury or cancelled.

Based on the existing issued shares of the Company as at 1 March 2010 (the "**Latest Practicable Date**"), the purchase by the Company of 10 per cent. of its issued shares (excluding shares which are held as treasury shares) will result in the purchase or acquisition of a maximum number of 258,025,565 shares.

In the case of market purchases by the Company and assuming that the Company purchases or acquires the maximum number of 258,025,565 shares at the maximum price of S$1.87 for one share (being the price equivalent to 5 per cent. above the average of the closing market prices of the shares for the five consecutive market days on which the shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 258,025,565 shares is US$343,409,705 [a].

In the case of off-market purchases by the Company and assuming that the Company purchases or acquires the maximum number of 258,025,565 shares at the maximum price of S$1.96 for one share (being the price equivalent to 10 per cent. above the average of the closing market prices of the shares for the five consecutive market days on which the shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 258,025,565 shares is US$359,937,445 [a].

The financial effects of the purchase or acquisition of such shares by the Company pursuant to the proposed share purchase mandate on the audited financial statements of the Group for the financial year ended 25 December 2009 based on these assumptions are set out in paragraph 2.6 of Appendix 1 to the 2009 Annual Report of the Company.

Further details of the terms of the share purchase mandate, including the full text of Resolution 10, are set out in Appendix 1 to the 2009 Annual Report of the Company.

(6) **Resolution 11** seeks to renew the annual mandate to allow the Company, its subsidiaries and associated companies that are entities at risk, or any of them, to enter into certain Interested Person Transactions with persons who are considered "Interested Persons" (as defined in Chapter 9 of the Listing Manual of the SGX-ST). Details of the terms of the mandate, including the full text of Resolution 11, are set out in Appendix 2 to the 2009 Annual Report of the Company.

Other Notes:

1. A member of the Company entitled to attend and vote at the Annual General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.
2. The instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 456 Alexandra Road, #06-00 NOL Building, Singapore 119962, not less than 48 hours before the time of the Annual General Meeting.
3. The 2009 Annual Report of the Company will be available at its website **http://www.nol.com.sg** from 30 March 2010. CPF Holders of the shares of the Company who wish to receive a printed copy of the Annual Report may send their request to the Vice President of Corporate Affairs at **Neptune Orient Lines Limited, 456 Alexandra Road, #06-00 NOL Building, Singapore 119962** (Tel. No. 6371-5397).

[a] Exchange rate used for conversion from S$ to US$ is 1.40505. The amount excludes related expenses of the purchase or acquisition.

SEC Exemption
No. 82-2605

APPENDIX 1

29 March 2010

This Appendix 1 is circulated to Shareholders of Neptune Orient Lines Limited (the "**Company**") together with the Company's 2009 Annual Report. Its purpose is to provide Shareholders with information on, and to explain the rationale for, the proposed renewal of the Share Purchase Mandate to be tabled at the Annual General Meeting to be held on 14 April 2010 at 11.00 a.m. at 456 Alexandra Road, #04-00 (Lecture Theatre) NOL Building, Singapore 119962.

If you are in any doubt as to the action that you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional advisers immediately.

The Notice of Annual General Meeting and a Proxy Form are enclosed with the 2009 Annual Report.

The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any of the statements made, reports contained or opinions expressed in this Appendix 1.


NOL

NEPTUNE ORIENT LINES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

APPENDIX 1 IN RELATION TO THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE


RECEIVED
2010 APR -2 P 12:49

CONTENTS

DEFINITIONS

For the purposes of this Appendix 1, the following definitions apply throughout unless otherwise stated:

"AGM"	:	The Annual General Meeting of the Company to be held on 14 April 2010.
"2009 AGM"	:	The annual general meeting of the Company held on 15 April 2009.
"CDP"	:	The Central Depository (Pte) Limited.
"Companies Act"	:	The Companies Act, Chapter 50 of Singapore.
"Company"	:	Neptune Orient Lines Limited.
"Directors"	:	The directors of the Company for the time being.
"Group"	:	The Company and its subsidiaries.
"Latest Practicable Date"	:	The latest practicable date prior to the printing of this Appendix 1, being 1 March 2010.
"Listing Manual"	:	The listing manual of the SGX-ST, including any amendments made thereto up to the Latest Practicable Date.
"Market Day"	:	A day on which the SGX-ST is open for trading in securities.
"NAV"	:	Net asset value.
"Securities Accounts"	:	Securities accounts maintained by Depositors with CDP, but not including securities sub-accounts maintained with a Depository Agent.
"SGX-ST"	:	Singapore Exchange Securities Trading Limited.
"Share Purchase Mandate"	:	The mandate to enable the Company to purchase or otherwise acquire its issued Shares.
"Shareholders"	:	Registered holders of Shares except that where the registered holder is CDP, the term "Shareholders" shall, in relation to such Shares and where the context admits, mean the Depositors whose Securities Accounts are credited with Shares.
"Shares"	:	Ordinary shares in the capital of the Company.
"Take-over Code"	:	The Singapore Code on Take-overs and Mergers.
"Temasek"	:	Temasek Holdings (Private) Limited.
"**S$**", "**$**" and "**cents**"	:	Singapore dollars and cents, respectively.
"US$"	:	United States of America dollars.
"**%**" or "**per cent.**"	:	Per centum or percentage.

DEFINITIONS

The terms "**Depositor**", "**Depository Agent**" and "**Depository Register**" shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

Words importing the singular shall, where applicable, include the plural and *vice versa*. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall include corporations.

Any reference in this Appendix 1 to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or any statutory modification thereof and not otherwise defined in this Appendix 1 shall have the same meaning assigned to it under the Companies Act or any statutory modification thereof, as the case may be.

The headings in this Appendix 1 are inserted for convenience only and shall be ignored in construing this Appendix 1.

Any reference to a time of day in this Appendix 1 is made by reference to Singapore time unless otherwise stated.

Any discrepancies in the tables in this Appendix 1 between the listed amounts and the totals thereof are due to rounding.

NEPTUNE ORIENT LINES LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

1. Introduction

1.1 Shareholders had approved the renewal of the Share Purchase Mandate at the 2009 AGM. The authority and limitations placed on the Share Purchase Mandate were set out in Appendix 1 to the 2008 Annual Report of the Company and Ordinary Resolution 13 set out in the Notice of the 2009 AGM.

The Share Purchase Mandate was expressed to take effect on the date of the passing of Ordinary Resolution 13 at the 2009 AGM and will expire on the date of the forthcoming AGM to be held on 14 April 2010. Accordingly, Shareholders' approval is being sought for the renewal of the Share Purchase Mandate at the AGM.

1.2 The purpose of this Appendix 1, to be circulated to Shareholders together with the Company's 2009 Annual Report, is to provide Shareholders with information on, and to explain the rationale for, the proposed renewal of the Share Purchase Mandate to be tabled at the AGM.

2. The Proposed Renewal of the Share Purchase Mandate

2.1 The rationale for the Company to undertake the purchase or acquisition of its Shares, as previously stated in Appendix 1 to the 2008 Annual Report of the Company, is as follows:

(a) Share purchases give the Company a relatively convenient, expedient and cost-efficient mechanism to facilitate the return of funds which are surplus to its requirements.

(b) Share purchase is one of the ways in which the return on equity of the Company may be enhanced.

(c) The flexibility provided by the Share Purchase Mandate allows the Directors to better manage the Company's capital structure, dividend payout and cash reserves.

The purchase of Shares may, depending on market conditions and funding arrangements at the time, lead to an enhancement of earnings per share and/or NAV per Share, and will only be made when the Directors believe that such purchases would benefit the Company and increase economic value for Shareholders. No purchase of Shares will be made in circumstances which may or would have a material adverse effect on the liquidity and capital of the Company and the Group.

2.2 The authority and limitations placed on the Share Purchase Mandate, if renewed at the AGM, are the same as were previously approved by Shareholders at the 2009 AGM, and are summarised below:

2.2.1 *Maximum Number of Shares*

The total number of Shares which may be purchased or acquired by the Company pursuant to the Share Purchase Mandate is limited to that number of Shares representing not more than 10% of the total number of issued Shares of the Company as at the date of the AGM. Any of the Shares which are held as treasury shares will be disregarded for purposes of computing the 10% limit.

Purely for illustrative purposes, based on 2,581,982,368 Shares in issue as at the Latest Practicable Date, and disregarding 1,726,717 Shares held by the Company as treasury shares as at the Latest Practicable Date, and assuming no further Shares are issued, and no further Shares are purchased or acquired by the Company on or prior to the AGM, the purchase by the Company of up to the maximum limit of 10% of its issued Shares will result in the purchase or acquisition of 258,025,565 Shares (representing 10% of the Shares in issue as at that date, disregarding the Shares held in treasury), if the Shares are to be cancelled after purchase or acquisition.

2.2.2 ***Duration of Authority***

Purchases or acquisitions of Shares may be made, at any time and from time to time, on and from the date of the AGM at which the renewal of the Share Purchase Mandate is approved, up to:

(a) the date on which the next Annual General Meeting of the Company is held or required by law to be held; or

(b) the date on which the authority conferred by the Share Purchase Mandate is revoked or varied,

whichever is the earlier.

2.2.3 ***Manner of Purchases or Acquisitions of Shares***

Purchases or acquisitions of Shares may be made by way of:

(a) on-market purchases ("**Market Purchases**") transacted on the SGX-ST; and/or

(b) off-market purchases ("**Off-Market Purchases**") effected pursuant to an equal access scheme.

The Directors may impose such terms and conditions which are not inconsistent with the Share Purchase Mandate, the Listing Manual and the Companies Act as they consider fit in the interests of the Company in connection with or in relation to any equal access scheme or schemes.

An Off-Market Purchase must, however, satisfy all the following conditions:

(i) offers for the purchase or acquisition of Shares shall be made to every person who holds Shares to purchase or acquire the same percentage of their Shares;

(ii) all of those persons shall be given a reasonable opportunity to accept the offers made; and

(iii) the terms of all the offers shall be the same, except that there shall be disregarded (1) differences in consideration attributable to the fact that offers may relate to Shares with different accrued dividend entitlements and (2) differences in the offers introduced solely to ensure that each person is left with a whole number of Shares.

If the Company wishes to make an Off-Market Purchase in accordance with an equal access scheme, it will issue an offer document containing at least the following information:

(1) terms and conditions of the offer;

(2) period and procedures for acceptances; and

(3) information required under Rules 883(2), (3), (4) and (5) of the Listing Manual.

2.2.4 ***Purchase Price***

The purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) to be paid for a Share will be determined by the Directors. The purchase price to be paid for the Shares must not exceed:

(a) in the case of a Market Purchase, 105% of the Average Closing Price of the Shares; and

(b) in the case of an Off-Market Purchase, 110% of the Average Closing Price of the Shares, in either case, excluding related expenses of the purchase or acquisition.

For the above purposes:

"**Average Closing Price**" means the average of the closing market prices of the Shares over the last five Market Days on which transactions in the Shares were recorded on the SGX-ST preceding the date of the relevant Market Purchase or, as the case may be, the date of the making of the offer pursuant to an Off-Market Purchase and deemed to be adjusted in accordance with the Listing Manual for any corporate action that occurs after the relevant five-day period; and

"**date of the making of the offer**" means the date on which the Company announces its intention to make an offer for an Off-Market Purchase, stating the purchase price (which shall not be more than the maximum price) for each Share and the relevant terms of the equal access scheme for effecting the Off-Market Purchase.

2.3 Shares purchased or acquired by the Company are deemed cancelled immediately on purchase or acquisition (and all rights and privileges attached to the Share will expire on such cancellation) unless such Shares are held by the Company as treasury shares. The total number of issued Shares will be diminished by the number of Shares purchased or acquired by the Company, which are cancelled and are not held as treasury shares.

2.4 Under the Companies Act, Shares purchased or acquired by the Company may be held or dealt with as treasury shares. Some of the provisions on treasury shares under the Companies Act are summarised below:

2.4.1 ***Maximum Holdings***

The number of Shares held as treasury shares cannot at any time exceed 10% of the total number of issued Shares.

2.4.2 ***Voting and Other Rights***

The Company cannot exercise any right in respect of treasury shares. In particular, the Company cannot exercise any right to attend or vote at meetings and for the purposes of the Companies Act, the Company shall be treated as having no right to vote and the treasury shares shall be treated as having no voting rights.

In addition, no dividend may be paid, and no other distribution of the Company's assets may be made, to the Company in respect of treasury shares. However, the allotment of shares as fully paid bonus shares in respect of treasury shares is allowed. A subdivision or consolidation of any treasury share into treasury shares of a smaller amount is also allowed so long as the total value of the treasury shares after the subdivision or consolidation is the same as before.

2.4.3 ***Disposal and Cancellation***

Where Shares are held as treasury shares, the Company may at any time but subject always to the Take-over Code:

(a) sell the treasury shares for cash;

(b) transfer the treasury shares for the purposes of or pursuant to an employees' share scheme;

(c) transfer the treasury shares as consideration for the acquisition of shares in or assets of another company or assets of a person;

(d) cancel the treasury shares; or

(e) sell, transfer or otherwise use the treasury shares for such other purposes as may be prescribed by the Minister for Finance.

Under the Listing Manual, an immediate announcement must be made of any sale, transfer, cancellation and/or use of treasury shares. Such announcement must include details such as the date of the sale, transfer, cancellation and/or use of such treasury shares, the purpose of such sale, transfer, cancellation and/or use of such treasury shares, the number of treasury shares which have been sold, transferred, cancelled and/or used, the number of treasury shares before and after such sale, transfer, cancellation and/or use, the percentage of the number of treasury shares against the total number of issued shares (of the same class as the treasury shares) which are listed on the SGX-ST before and after such sale, transfer, cancellation and/or use, and the value of the treasury shares if they are used for a sale or transfer, or cancelled.

Under the Companies Act, a notice of cancellation or disposal of treasury shares must be lodged with the Registrar of Companies within 30 days of the cancellation or disposal.

2.5 Under the Companies Act, the Company may purchase or acquire its Shares out of its distributable profits, as well as out of capital.

The Company will use internal resources or external borrowings or a combination of both to fund purchases of Shares pursuant to the Share Purchase Mandate. In purchasing or acquiring Shares pursuant to the Share Purchase Mandate, the Directors will, principally, consider the availability of internal resources. In addition, the Directors will also consider the availability of external financing. However, in considering the option of external financing, the Directors will consider particularly the prevailing gearing level of the Group. The Directors will only make purchases or acquisitions pursuant to the Share Purchase Mandate in circumstances which they believe will not result in any material adverse effect to the financial position of the Company or the Group.

2.6 The financial effects on the Group arising from purchases or acquisitions of Shares which may be made pursuant to the Share Purchase Mandate will depend on, *inter alia,* whether the Shares are purchased or acquired out of profits and/or capital of the Company, the number of Shares purchased or acquired, the price paid for such Shares and whether the Shares purchased or acquired are held in treasury or cancelled. The financial effects on the Group, based on the audited financial statements of the Group for the financial year ended 25 December 2009, are based on the assumptions set out below.

2.6.1 ***Purchase or Acquisition out of Profits and/or Capital***

Under the Companies Act, purchases or acquisitions of Shares by the Company may be made out of the Company's profits and/or capital.

Where the consideration paid by the Company for the purchase or acquisition of Shares is made out of profits, such consideration (excluding brokerage, commission, applicable goods and services tax and other related expenses) will correspondingly reduce the amount available for the distribution of cash dividends by the Company.

Where the consideration paid by the Company for the purchase or acquisition of Shares is made out of capital, the amount available for the distribution of cash dividends by the Company will not be reduced, but the capital will be reduced.

2.6.2 ***Number of Shares Acquired or Purchased***

Based on 2,581,982,368 Shares in issue as at the Latest Practicable Date, and disregarding 1,726,717 Shares held by the Company as treasury shares as at the Latest Practicable Date, and assuming no further Shares are issued, and no further Shares are purchased or acquired by the Company on or prior to the AGM, the purchase by the Company of up to the maximum limit of 10% of its issued Shares will result in the purchase or acquisition of 258,025,565 Shares (representing 10% of the Shares in issue as at that date, disregarding the Shares held in treasury), if the Shares are to be cancelled after purchase or acquisition.

As 1,726,717 Shares have been bought back and held as treasury shares as at the Latest Practicable Date, the maximum number of Shares which may be further purchased and held as treasury shares will be reduced from 258,025,565 Shares to 256,471,520 Shares.

2.6.3 ***Maximum Price Paid for Shares Acquired or Purchased***

In the case of Market Purchases by the Company and assuming that the Company purchases or acquires the maximum number of 258,025,565 Shares at the maximum price of S$1.87 for one Share (being the price equivalent to 5% above the Average Closing Price of the Shares for the five consecutive Market Days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of 258,025,565 Shares is US$343,409,705[(1)].

In the case of Off-Market Purchases by the Company and assuming that the Company purchases or acquires the maximum number of 258,025,565 Shares at the maximum price of S$1.96 for one Share (being the price equivalent to 10% above the Average Closing Price of the Shares for the five consecutive Market Days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of 258,025,565 Shares is US$359,937,445[(1)].

2.6.4 ***Illustrative Financial Effects***

The financial effects on the Group arising from purchases or acquisitions of Shares which may be made pursuant to the proposed Share Purchase Mandate will depend on, *inter alia*, whether the purchase or acquisition is made out of profits and/or capital, the aggregate number of Shares purchased or acquired and the consideration paid at the relevant time and whether the Shares purchased or acquired are cancelled or held in treasury.

For illustrative purposes only and on the basis of the assumptions set out in paragraphs 2.6.2 and 2.6.3 above, the financial effects on the audited financial statements of the Group for the financial year ended 25 December 2009 are set out below and assuming the following:

(a) the purchase or acquisition of 258,025,565 Shares by the Company pursuant to the Share Purchase Mandate by way of Market Purchases made entirely out of profits or capital and cancelled;

(b) the purchase or acquisition of 256,471,520 Shares by the Company pursuant to the Share Purchase Mandate by way of Market Purchases made entirely out of profits or capital and held in treasury;

(c) the purchase or acquisition of 258,025,565 Shares by the Company pursuant to the Share Purchase Mandate by way of Off-Market Purchases made entirely out of profits or capital and cancelled; and

(d) the purchase or acquisition of 256,471,520 Shares by the Company pursuant to the Share Purchase Mandate by way of Off-Market Purchases made entirely out of profits or capital and held in treasury.

---

1 Exchange rate used for conversion from S$ to US$ is 1.40505. The amount excludes related expenses of the purchase or acquisition.

Scenario 1(A)

Market Purchases made entirely out of profits and cancelled

	Group	
	Before Share Purchase US$'000	**After Share Purchase US$'000**
As at 25 December 2009		
Share Capital	1,815,479	1,815,479
Treasury Shares	(5,216)	(5,216)
	1,810,263	1,810,263
Shares Held by Employee Benefit Trust	(2,989)	(2,989)
Treasury Shares Reserve	(1,195)	(1,195)
Retained Earnings	877,807	534,397
Share-Based Compensation Reserve	38,740	38,740
Other Reserves	73,993	73,993
Shareholders' Funds	2,796,619	2,453,209
Current Assets	1,504,123	1,504,123
Current Liabilities	1,358,190	1,458,190
Non-current Liabilities	1,142,170	1,385,580
Total Borrowings	939,806	1,283,216
Cash and Cash Equivalents	333,048	333,048
Number of Shares(1) ('000)	2,578,898	2,320,873
Financial Ratios		
Basic Loss per Share (US$)	(0.36)	(0.41)
NAV per Share (US$)	1.08	1.06
Net Gearing(2) (times)	0.21	0.38
Current Ratio (times)	1.11	1.03

Scenario 1(B)

Market Purchases made entirely out of profits and held in treasury

	Group	
	Before Share Purchase US$'000	**After Share Purchase US$'000**
As at 25 December 2009		
Share Capital	1,815,479	1,815,479
Treasury Shares	(5,216)	(5,216)
	1,810,263	1,810,263
Shares Held by Employee Benefit Trust	(2,989)	(2,989)
Treasury Shares Reserve	(1,195)	(1,195)
Retained Earnings	877,807	877,807
Treasury Shares	-	(341,341)
	877,807	536,466
Share-Based Compensation Reserve	38,740	38,740
Other Reserves	73,993	73,993
Shareholders' Funds	2,796,619	2,455,278
Current Assets	1,504,123	1,504,123
Current Liabilities	1,358,190	1,458,190
Non-current Liabilities	1,142,170	1,383,511
Total Borrowings	939,806	1,281,147
Cash and Cash Equivalents	333,048	333,048
Number of Shares[1] ('000)	2,578,898	2,322,427
Financial Ratios		
Basic Loss per Share (US$)	(0.36)	(0.41)
NAV per Share (US$)	1.08	1.06
Net Gearing[2] (times)	0.21	0.38
Current Ratio (times)	1.11	1.03

Scenario 1(C)

Market Purchases made entirely out of capital and cancelled

	Group	
	Before Share Purchase US$'000	**After Share Purchase US$'000**
As at 25 December 2009		
Share Capital	1,815,479	1,472,069
Treasury Shares	(5,216)	(5,216)
	1,810,263	1,466,853
Shares Held by Employee Benefit Trust	(2,989)	(2,989)
Treasury Shares Reserve	(1,195)	(1,195)
Retained Earnings	877,807	877,807
Share-Based Compensation Reserve	38,740	38,740
Other Reserves	73,993	73,993
Shareholders' Funds	2,796,619	2,453,209
Current Assets	1,504,123	1,504,123
Current Liabilities	1,358,190	1,458,190
Non-current Liabilities	1,142,170	1,385,580
Total Borrowings	939,806	1,283,216
Cash and Cash Equivalents	333,048	333,048
Number of Shares[1] ('000)	2,578,898	2,320,873
Financial Ratios		
Basic Loss per Share (US$)	(0.36)	(0.41)
NAV per Share (US$)	1.08	1.06
Net Gearing[2] (times)	0.21	0.38
Current Ratio (times)	1.11	1.03

Scenario 1(D)

Market Purchases made entirely out of capital and held in treasury

	Group	
	Before Share Purchase US$'000	**After Share Purchase US$'000**
As at 25 December 2009		
Share Capital	1,815,479	1,815,479
Treasury Shares	(5,216)	(346,557)
	1,810,263	1,468,922
Shares Held by Employee Benefit Trust	(2,989)	(2,989)
Treasury Shares Reserve	(1,195)	(1,195)
Retained Earnings	877,807	877,807
Share-Based Compensation Reserve	38,740	38,740
Other Reserves	73,993	73,993
Shareholders' Funds	2,796,619	2,455,278
Current Assets	1,504,123	1,504,123
Current Liabilities	1,358,190	1,458,190
Non-current Liabilities	1,142,170	1,383,511
Total Borrowings	939,806	1,281,147
Cash and Cash Equivalents	333,048	333,048
Number of Shares[1] ('000)	2,578,898	2,322,427
Financial Ratios		
Basic Loss per Share (US$)	(0.36)	(0.41)
NAV per Share (US$)	1.08	1.06
Net Gearing[2] (times)	0.21	0.38
Current Ratio (times)	1.11	1.03

Scenario 2(A)

Off-Market Purchases made entirely out of profits and cancelled

	Group	
	Before Share Purchase US$'000	**After Share Purchase US$'000**
As at 25 December 2009		
Share Capital	1,815,479	1,815,479
Treasury Shares	(5,216)	(5,216)
	1,810,263	1,810,263
Shares Held by Employee Benefit Trust	(2,989)	(2,989)
Treasury Shares Reserve	(1,195)	(1,195)
Retained Earnings	877,807	517,870
Share-Based Compensation Reserve	38,740	38,740
Other Reserves	73,993	73,993
Shareholders' Funds	2,796,619	2,436,682
Current Assets	1,504,123	1,504,123
Current Liabilities	1,358,190	1,458,190
Non-current Liabilities	1,142,170	1,402,107
Total Borrowings	939,806	1,299,743
Cash and Cash Equivalents	333,048	333,048
Number of Shares[1] ('000)	2,578,898	2,320,873
Financial Ratios		
Basic Loss per Share (US$)	(0.36)	(0.41)
NAV per Share (US$)	1.08	1.05
Net Gearing[2] (times)	0.21	0.39
Current Ratio (times)	1.11	1.03

Scenario 2(B)

Off-Market Purchases made entirely out of profits and held in treasury

	Group	
	Before Share Purchase US$'000	**After Share Purchase US$'000**
As at 25 December 2009		
Share Capital	1,815,479	1,815,479
Treasury Shares	(5,216)	(5,216)
	1,810,263	1,810,263
Shares Held by Employee Benefit Trust	(2,989)	(2,989)
Treasury Shares Reserve	(1,195)	(1,195)
Retained Earnings	877,807	877,807
Treasury Shares	-	(357,770)
	877,807	520,037
Share-Based Compensation Reserve	38,740	38,740
Other Reserves	73,993	73,993
Shareholders' Funds	2,796,619	2,438,849
Current Assets	1,504,123	1,504,123
Current Liabilities	1,358,190	1,458,190
Non-current Liabilities	1,142,170	1,399,940
Total Borrowings	939,806	1,297,576
Cash and Cash Equivalents	333,048	333,048
Number of Shares[1] ('000)	2,578,898	2,322,427
Financial Ratios		
Basic Loss per Share (US$)	(0.36)	(0.41)
NAV per Share (US$)	1.08	1.05
Net Gearing[2] (times)	0.21	0.39
Current Ratio (times)	1.11	1.03

Scenario 2(C)

Off-Market Purchases made entirely out of capital and cancelled

	Group	
	Before Share Purchase US$'000	**After Share Purchase US$'000**
As at 25 December 2009		
Share Capital	1,815,479	1,455,542
Treasury Shares	(5,216)	(5,216)
	1,810,263	1,450,326
Shares Held by Employee Benefit Trust	(2,989)	(2,989)
Treasury Shares Reserve	(1,195)	(1,195)
Retained Earnings	877,807	877,807
Share-Based Compensation Reserve	38,740	38,740
Other Reserves	73,993	73,993
Shareholders' Funds	2,796,619	2,436,682
Current Assets	1,504,123	1,504,123
Current Liabilities	1,358,190	1,458,190
Non-current Liabilities	1,142,170	1,402,107
Total Borrowings	939,806	1,299,743
Cash and Cash Equivalents	333,048	333,048
Number of Shares[1] ('000)	2,578,898	2,320,873
Financial Ratios		
Basic Loss per Share (US$)	(0.36)	(0.41)
NAV per Share (US$)	1.08	1.05
Net Gearing[2] (times)	0.21	0.39
Current Ratio (times)	1.11	1.03

Scenario 2(D)

Off-Market Purchases made entirely out of capital and held in treasury

	Group	
	Before Share Purchase US$'000	**After Share Purchase US$'000**
As at 25 December 2009		
Share Capital	1,815,479	1,815,479
Treasury Shares	(5,216)	(362,986)
	1,810,263	1,452,493
Shares Held by Employee Benefit Trust	(2,989)	(2,989)
Treasury Shares Reserve	(1,195)	(1,195)
Retained Earnings	877,807	877,807
Share-Based Compensation Reserve	38,740	38,740
Other Reserves	73,993	73,993
Shareholders' Funds	2,796,619	2,438,849
Current Assets	1,504,123	1,504,123
Current Liabilities	1,358,190	1,458,190
Non-current Liabilities	1,142,170	1,399,940
Total Borrowings	939,806	1,297,576
Cash and Cash Equivalents	333,048	333,048
Number of Shares[1] ('000)	2,578,898	2,322,427
Financial Ratios		
Basic Loss per Share (US$)	(0.36)	(0.41)
NAV per Share (US$)	1.08	1.05
Net Gearing[2] (times)	0.21	0.39
Current Ratio (times)	1.11	1.03

Notes:

(1) The number of Shares which may be held as treasury shares cannot at any time exceed 10% of the total number of issued Shares. As 1,726,717 Shares have been bought back and held as treasury shares as at the Latest Practicable Date, the maximum number of Shares which may be further purchased and held as treasury shares will be reduced from 258,025,565 Shares to 256,471,520 Shares. The financial effects under Scenarios 1(B), 1(D), 2(B) and 2(D) are computed based on 256,471,520 Shares purchased and held as treasury shares. For Scenarios 1(A), 1(C), 2(A) and 2(C), the financial effects are computed based 258,025,565 Shares purchased and cancelled.

(2) For the purposes of the above calculations, "Net Gearing" means the ratio of total borrowings less cash and cash equivalents to the shareholders' funds (including minority interest).

The financial effects set out above are for illustrative purposes only. Although the Share Purchase Mandate would authorise the Company to purchase or acquire up to 10% of the issued Shares (excluding Shares held in treasury), the Company may not necessarily purchase or acquire or be able to purchase or acquire the entire 10% of the issued Shares (excluding Shares held in treasury). In addition, the Company may cancel all or part of the Shares repurchased or hold all or part of the Shares repurchased in treasury.

2.7 Shareholders who are in doubt as to their respective tax positions or the tax implications of Share purchase or acquisitions by the Company, or who may be subject to tax whether in or outside Singapore, should consult their own professional advisers.

2.8 The Listing Manual requires a listed company to ensure that at least 10% of the total number of issued shares (excluding treasury shares, preference shares and convertible equity securities) in a class that is listed is at all times held by the public. As at the Latest Practicable Date, Temasek, a substantial Shareholder, has a direct and deemed interest in approximately 67.70% of the issued Shares (excluding Shares held in treasury). As at that date, public shareholders hold approximately 32.16% of the issued Shares (excluding Shares held in treasury).

The Company is of the view that there is a sufficient number of Shares in issue held by public Shareholders which would permit the Company to undertake purchases or acquisitions of its Shares through Market Purchases up to the full 10% limit pursuant to the proposed Share Purchase Mandate without affecting the listing status of the Shares on the SGX-ST, causing market illiquidity or affecting orderly trading.

2.9 The Listing Manual does not expressly prohibit any purchase of shares by a listed company during any particular time or times. However, the Company will not purchase its Shares at a time when it is in possession of material price sensitive information which has not been publicly announced. In line with best practices on securities dealings set out in the Listing Manual, the Company shall not deal in its securities during the period of two weeks preceding the announcement of its financial statements for each of the first three quarters of its financial year, or the period of one month preceding the announcement of its full year results.

2.10 Appendix 2 of the Take-over Code contains the Share Buy-Back Guidance Note. The take-over implications arising from any purchase or acquisition by the Company of its Shares are set out below:

2.10.1 ***Obligation to make a Take-over Offer***

If, as a result of any purchase or acquisition by the Company of its Shares, the proportionate interest in the voting capital of the Company of a Shareholder and persons acting in concert with him increases, such increase will be treated as an acquisition for the purposes of Rule 14 of the Take-over Code. Consequently, a Shareholder or a group of Shareholders acting in concert with a Director could obtain or consolidate effective control of the Company and become obliged to make an offer under Rule 14 of the Take-over Code.

2.10.2 ***Persons Acting in Concert***

Under the Take-over Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), co-operate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company.

Unless the contrary is established, the Take-over Code presumes, *inter alia,* the following individuals and companies to be persons acting in concert with each other:

(a) the following companies:

(i) a company;

(ii) the parent company of (i);

(iii) the subsidiaries of (i);

(iv) the fellow subsidiaries of (i);

(v) the associated companies of any of (i), (ii), (iii) or (iv);

(vi) companies whose associated companies include any of (i), (ii), (iii), (iv) or (v); and

(vii) any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the above for the purchase of voting rights; and

(b) a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts).

The circumstances under which Shareholders, including Directors and persons acting in concert with them respectively, will incur an obligation to make a take-over offer under Rule 14 of the Take-over Code after a purchase or acquisition of Shares by the Company are set out in Appendix 2 of the Take-over Code.

2.10.3 ***Effect of Rule 14 and Appendix 2***

In general terms, the effect of Rule 14 and Appendix 2 of the Take-over Code is that, unless exempted, Directors and persons acting in concert with them will incur an obligation to make a take-over offer under Rule 14 of the Take-over Code if, as a result of the Company purchasing or acquiring Shares, the voting rights of such Directors and their concert parties would increase to 30% or more, or in the event that such Directors and their concert parties hold between 30% and 50% of the Company's voting rights, if the voting rights of such Directors and their concert parties would increase by more than 1% in any period of six months. In calculating the percentages of voting rights of such Directors and their concert parties, treasury shares shall be excluded.

Under Appendix 2 of the Take-over Code, a Shareholder not acting in concert with the Directors will not be required to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring its Shares, the voting rights of such Shareholder would increase to 30% or more, or, if such Shareholder holds between 30% and 50% of the Company's voting rights, the voting rights of such Shareholder would increase by more than 1% in any period of six months. Such Shareholder need not abstain from voting in respect of the resolution authorising the Share Purchase Mandate.

Based on the interests of the substantial Shareholder in Shares recorded in the Register of Substantial Shareholders as at the Latest Practicable Date, the substantial Shareholder would not become obliged to make a take-over offer for the Company under Rule 14 of the Take-over Code as a result of the purchase by the Company of the maximum limit of 10% of its issued Shares (excluding Shares held in treasury) as at the Latest Practicable Date.

Shareholders who are in doubt as to their obligations, if any, to make a mandatory take-over offer under the Take-over Code as a result of any purchase or acquisition of Shares by the Company should consult the Securities Industry Council and/or their professional advisers at the earliest opportunity.

2.11 The Listing Manual specifies that a listed company shall report all purchases or acquisitions of its shares to the SGX-ST not later than 9.00 a.m. (i) in the case of a Market Purchase, on the market day following the day of purchase or acquisition of any of its shares and (ii) in the case of an Off-Market Purchase under an equal access scheme, on the second market day after the close of acceptances of the offer. Such announcement (which must be in the form of Appendix 8.3.1 to the Listing Manual) must include, *inter alia*, details of the date of the purchase, the total number of shares purchased, the number of shares cancelled, the number of shares held as treasury shares, the purchase price per share or the highest and lowest prices paid for such shares (as applicable), the total consideration (including stamp duties and clearing charges) paid or payable for the shares, the number of shares purchased as at the date of announcement (on a cumulative basis), the number of issued shares excluding treasury shares and the number of treasury shares held after the purchase.

2.12 The Company has not entered into any transactions to acquire Shares by way of Market Purchases or Off-Market Purchases under an equal access scheme in the last 12 months immediately preceding the Latest Practicable Date.

As at the Latest Practicable Date, 1,726,717 Shares purchased or acquired by the Company are held as treasury shares.

3. Resolution 10

The full text of Resolution 10, being the Ordinary Resolution relating to the proposed renewal of the Share Purchase Mandate to be proposed at the AGM, is set out below:

"That:

(a) the exercise by the Directors of the Company (the "**Directors**") of all the powers of the Company to purchase or otherwise acquire ordinary shares in the Company ("**Shares**") not exceeding in aggregate the Maximum Limit (as hereinafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereinafter defined), whether by way of:

(i) on-market purchases (each an "**On-Market Purchase**") on the Singapore Exchange Securities Trading Limited (the "**SGX-ST**"); and/or

(ii) off-market purchases (each an "**Off-Market Purchase**") effected otherwise than on the SGX-ST in accordance with any equal access scheme(s) as may be determined or formulated by the Directors as they may consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act, Chapter 50 of Singapore,

and otherwise in accordance with all other laws and regulations and rules of the SGX-ST as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "**Share Purchase Mandate**");

(b) the authority conferred on the Directors pursuant to the Share Purchase Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the date of the passing of this Ordinary Resolution and expiring on the earlier of:

(i) the date on which the next Annual General Meeting of the Company is held or required by law to be held; or

(ii) the date on which the authority contained in the Share Purchase Mandate is varied or revoked at a General Meeting;

(c) in this Ordinary Resolution:

"**Average Closing Price**" means the average of the closing market prices of the Shares over the last five market days on which transactions in the Shares were recorded on the SGX-ST preceding the date of the relevant On-Market Purchase, or as the case may be, the date of the making of the offer pursuant to an Off-Market Purchase and deemed to be adjusted in accordance with the Listing Manual of the SGX-ST for any corporate action that occurs after the relevant five-day period;

"**date of the making of the offer**" means the date on which the Company announces its intention to make an offer for the purchase or acquisition of Shares from holders of Shares, stating therein the purchase price (which shall not be more than the Maximum Price) for each Share and the relevant terms of the equal access scheme for effecting the Off-Market Purchase;

"**Maximum Limit**" means that number of issued Shares representing 10 per cent. of the total number of issued Shares as at the date of the passing of this Ordinary Resolution (excluding any Shares which are held as treasury shares as at that date); and

"**Maximum Price**" in relation to a Share to be purchased or acquired, means an amount (excluding brokerage, commission, applicable goods and services tax and other related expenses) not exceeding:

(i) for On-Market Purchases, more than 5 per cent. above the Average Closing Price of the Shares; and

(ii) for Off-Market Purchases, more than 10 per cent. above the Average Closing Price of the Shares; and

(d) the Directors and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Ordinary Resolution."

4. Directors' and Substantial Shareholder's Interests

4.1 As at the Latest Practicable Date, the Directors' interests in Shares as recorded in the Register of Directors' Shareholdings are as follows:

Director	Number of Shares				Number of Shares comprised in outstanding Options/Awards
	Direct Interest	%(1)	Deemed Interest	%(1)	
Cheng Wai Keung	2,187,500	0.085	–	–	238,014
Friedbert Malt	70,000	0.003	–	–	119,007
Ronald Dean Widdows	753,697	0.029	–	–	2,771,052
James Connal Scotland Rankin	189,000	0.007	–	–	89,262
Robert Holland, Jr	437,500	0.017	–	–	89,262
Christopher Lau Loke Sam	–	–	–	–	89,262
Timothy Charles Harris	–	–	–	–	89,262
Peter Wagner	52,500	0.002	–	–	89,262
Bobby Chin Yoke Choong	–	–	29,489(2)	0.001	–
Simon Claude Israel	–	–	–	–	–
Tan Pheng Hock	–	–	–	–	–
Boon Swan Foo	–	–	–	–	–
Robert John Herbold	–	–	–	–	–

Notes:

(1) Based on 2,580,255,651 issued Shares as at the Latest Practicable Date (this is based on 2,581,982,368 issued Shares as at the Latest Practicable Date and disregarding 1,726,717 Shares held in treasury as at the Latest Practicable Date).

(2) Bobby Chin Yoke Choong is deemed to be interested in the 29,489 Shares held by his spouse.

4.2 As at the Latest Practicable Date, the interests of the substantial Shareholder in Shares as recorded in the Register of Substantial Shareholders are as follows:

Substantial Shareholder	Number of Shares					
	Direct Interest	%(1)	Deemed Interest	%(1)	Total Interest	%(1)
Temasek	671,064,383	26.008	1,075,716,856(2)	41.690	1,746,781,239	67.698

Notes:

(1) Based on 2,580,255,651 issued Shares as at the Latest Practicable Date (this is based on 2,581,982,368 issued Shares as at the Latest Practicable Date and disregarding 1,726,717 Shares held in treasury as at the Latest Practicable Date).

(2) Temasek is deemed to be interested in the 1,075,716,856 Shares in which its associated companies and subsidiaries have or are deemed to have interests.

5. Directors' Recommendation

The Directors are of the opinion that the proposed renewal of the Share Purchase Mandate is in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 10, being the Ordinary Resolution relating to the proposed renewal of the Share Purchase Mandate to be proposed at the AGM.

6. Action to be Taken by Shareholders

6.1 Shareholders who are unable to attend the AGM and wish to appoint a proxy to attend and vote on their behalf should complete, sign and return the Proxy Form accompanying the Notice of AGM in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the registered office of the Company at 456 Alexandra Road, #06-00 NOL Building, Singapore 119962, not later than 48 hours before the time fixed for the AGM. The completion and return of the Proxy Form by a Shareholder will not prevent him from attending and voting in person at the AGM in place of his proxy if he wishes to do so.

6.2 A Depositor shall not be regarded as a Shareholder entitled to attend the AGM and to speak and vote thereat unless his name appears on the Depository Register at least 48 hours before the time fixed for the AGM.

7. Directors' Responsibility Statement

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Appendix 1 and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and the opinions expressed in this Appendix 1 are fair and accurate and that there are no material facts, the omission of which would make any statement in this Appendix 1 misleading.

8. Documents for Inspection

The following documents are available for inspection at the registered office of the Company at 456 Alexandra Road, #06-00 NOL Building, Singapore 119962, during normal business hours from the date of this Appendix 1 up to the date of the AGM:

(a) the Annual Report of the Company for the financial year ended 25 December 2009;

(b) Appendix 1 to the 2008 Annual Report of the Company; and

(c) the Articles of Association of the Company.

APPENDIX 2

29 March 2010

This Appendix 2 is circulated to Shareholders of Neptune Orient Lines Limited (the "**Company**") together with the Company's 2009 Annual Report. Its purpose is to provide Shareholders with information on, and to explain the rationale for, the proposed renewal of the Shareholders' Mandate for Interested Person Transactions to be tabled at the Annual General Meeting to be held on 14 April 2010 at 11.00 a.m. at 456 Alexandra Road, #04-00 (Lecture Theatre) NOL Building, Singapore 119962.

If you are in any doubt as to the action that you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional advisers immediately.

The Notice of Annual General Meeting and a Proxy Form are enclosed with the 2009 Annual Report.

The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any of the statements made, reports contained or opinions expressed in this Appendix 2.


NOL

NEPTUNE ORIENT LINES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

APPENDIX 2 IN RELATION TO THE PROPOSED RENEWAL OF THE SHAREHOLDERS' MANDATE FOR INTERESTED PERSON TRANSACTIONS


RECEIVED
2010 APR -2 P 12:29

CONTENTS

DEFINITIONS

For the purposes of this Appendix 2, the following definitions apply throughout unless otherwise stated:

"AGM"	:	The Annual General Meeting of the Company to be held on 14 April 2010.
"Annual Report"	:	The annual report of the Company.
"associated company"	:	A company in which at least 20% but not more than 50% of its shares are held by the listed company or group.
"Audit Committee"	:	The audit committee of the Company comprising Independent Directors (as defined in this Appendix 2) Christopher Lau Loke Sam (Chairman), Robert Holland, Jr, Peter Wagner and Bobby Chin Yoke Choong.
"CDP"	:	The Central Depository (Pte) Limited.
"Companies Act"	:	The Companies Act, Chapter 50 of Singapore.
"Company" or **"NOL"**	:	Neptune Orient Lines Limited.
"controlling shareholder"	:	A person who: (a) holds directly or indirectly 15% or more of all voting shares in the company; or (b) in fact exercises control over a company.
"Directors"	:	The directors of the Company for the time being.
"EAR Group"	:	The Company and its subsidiaries and associated companies which are considered to be "entities at risk" within the meaning of Rule 904(2) of the Listing Manual.
"Interested Person Transactions"	:	The categories of transactions set out in paragraph 7 of this Appendix 2.
"Interested Persons"	:	Persons defined as "interested persons" in Chapter 9 of the Listing Manual and as set out in paragraph 6 of this Appendix 2.
"Latest Practicable Date"	:	The latest practicable date prior to the printing of this Appendix 2, being 1 March 2010.
"Listing Manual"	:	The listing manual of the SGX-ST, including any amendments made thereto up to the Latest Practicable Date.
"Mandate"	:	The mandate for the Company, its subsidiaries and associated companies which are considered to be "entities at risk" to enter into the Interested Person Transactions set out in paragraph 7 of this Appendix 2.
"NOL Board"	:	The NOL Board comprising the Directors of NOL.

“NOL Exco”	:	The Executive Committee of the Company comprising Cheng Wai Keung (Chairman), Dr Friedbert Malt, Simon Claude Israel, Ronald Dean Widdows (Group President & Chief Executive Officer), ~~and~~ Boon Swan Foo and Peter Wagner.
“NOL Group”	:	The Company and its subsidiaries and associated companies.
“NTA”	:	Net tangible assets.
“Securities Accounts”	:	Securities accounts maintained by Depositors with CDP, but not including securities sub-accounts maintained with a Depository Agent.
“SGX-ST”	:	Singapore Exchange Securities Trading Limited.
“Shares”	:	Ordinary shares in the capital of the Company.
“Shareholders”	:	Registered holders of Shares except that where the registered holder is CDP, the term “Shareholders” shall, in relation to such Shares and where the context admits, mean the Depositors whose Securities Accounts are credited with Shares.
“subsidiary”	:	A company in which more than 50% of its shares are held by the listed company or group.
“Temasek”	:	Temasek Holdings (Private) Limited.
“Temasek Group”	:	Temasek and its associates.
“S$”** or **“$”	:	Singapore Dollars.
“US$”	:	United States of America Dollars.

The terms “**Depositor**”, “**Depository Agent**” and “**Depository Register**” shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

Words importing the singular shall, where applicable, include the plural and *vice versa*. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall include corporations.

Any reference in this Appendix 2 to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or any statutory modification thereof and not otherwise defined in this Appendix 2 shall have the same meaning assigned to it under the Companies Act or any statutory modification thereof, as the case may be.

The headings in this Appendix 2 are inserted for convenience only and shall be ignored in construing this Appendix 2.

Any reference to a time of day in this Appendix 2 is made by reference to Singapore time unless otherwise stated.

Any discrepancies in the tables in this Appendix 2 between the listed amounts and the totals thereof are due to rounding.

NEPTUNE ORIENT LINES LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

1. Introduction

1.1 Shareholders had approved the renewal of the Mandate for Interested Person Transactions at the Annual General Meeting of the Company held on 15 April 2009. Particulars of the Mandate were set out in Appendix 2 to the Company's 2008 Annual Report.

The Mandate was expressed to take effect until the conclusion of the next Annual General Meeting of the Company, being the AGM which is scheduled to be held on 14 April 2010. Accordingly, the Directors propose that the Mandate be renewed at the AGM, to take effect until the next Annual General Meeting of the Company. The transactions under the Mandate which is sought to be renewed remain unchanged, save that the references to the provision of engineering services and services for the blasting and painting of steel plates have been removed, as these businesses have been divested. In the event that these activities are to be reinstated in the future, NOL will seek approval from Shareholders for the adoption of a new mandate which incorporates these activities, and comply with the applicable rules prevailing at that time.

1.2 The purpose of this Appendix 2, to be circulated to Shareholders together with the Company's 2009 Annual Report, is to provide Shareholders with information on, and to explain the rationale for, the proposed renewal of the Mandate to be tabled at the AGM. Details of the Mandate, including the rationale for and the benefits to the Company, the review procedures for determining transaction prices with its Interested Persons and other general information relating to Chapter 9 of the Listing Manual, are set out in paragraphs 3 to 8 below.

2. Confirmation by Audit Committee

The Audit Committee confirms that:

(a) the methods and procedures for determining the transaction prices under the Mandate have not changed since the Annual General Meeting of the Company held on 15 April 2009; and

(b) the methods and procedures referred to in sub-paragraph (a) above are sufficient to ensure that the transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders.

3. The Shareholders' Mandate

3.1 Chapter 9 of the Listing Manual governs transactions entered into by a listed company, as well as transactions entered into by its subsidiaries and associated companies that are considered to be at risk, with the listed company's interested persons. The purpose is to guard against the risk that interested persons could influence the listed company, its subsidiaries or associated companies to enter into transactions with interested persons that may adversely affect the interests of the listed company or its shareholders.

3.2 In accordance with Chapter 9 of the Listing Manual, the listed company is required to make an immediate announcement of, or to make an immediate announcement and seek its shareholders' approval for, an interested person transaction if the value of that transaction alone or on aggregation with other transactions conducted with the same interested person during the financial year reaches, or exceeds, certain materiality thresholds.

3.3 Except for certain transactions which, by reason of the nature of such transactions, are not considered to put the listed company at risk to its interested persons and hence are excluded from the ambit of Chapter 9 of the Listing Manual, immediate announcement and shareholders' approval would be required in respect of transactions with interested persons if certain financial thresholds (which are based on the value of the transaction as compared with the listed company's latest audited consolidated NTA) are reached or exceeded. In particular, shareholders' approval is required for an interested person transaction of a value equal to, or exceeds:

(a) 5% of the group's latest audited consolidated NTA; or

(b) 5% of the group's latest audited consolidated NTA, when aggregated with other transactions entered into with the same interested person (as defined under Chapter 9 of the Listing Manual) during the same financial year. However, a transaction which has been approved by shareholders, or is the subject of aggregation with another transaction that has been approved by shareholders, need not be included in any subsequent aggregation.

However, the above does not apply to any transaction below S$100,000.

3.4 In relation to NOL, for the purposes of Chapter 9 of the Listing Manual, 5% of the latest audited consolidated NTA of the NOL Group would be approximately US$134 million. This is computed based on the latest audited consolidated NTA of the NOL Group for the financial year ended 25 December 2009 of approximately US$2,680 million.

3.5 Chapter 9 of the Listing Manual permits a listed company, however, to seek a general mandate from its shareholders for recurrent transactions of a revenue or trading nature or those necessary for its day-to-day operations, such as the purchase and sale of supplies and materials or services (but not in respect of the purchase or sale of assets, undertakings or businesses) that may be carried out with the listed company's interested persons.

3.6 Under the Listing Manual:

(a) an "**entity at risk**" means:

(1) the listed company;

(2) a subsidiary of the listed company that is not listed on the SGX-ST or an approved exchange; or

(3) an associated company of the listed company that is not listed on the SGX-ST or an approved exchange, provided that the listed company and/or its subsidiaries (the "**listed group**"), or the listed group and its interested person(s), has control over the associated company;

(b) an "**interested person**" means a director, chief executive officer or controlling shareholder of the listed company or an associate of such director, chief executive officer or controlling shareholder;

(c) an "**associate**" in relation to an interested person who is a director, chief executive officer or controlling shareholder includes an immediate family member (that is, the spouse, child, adopted-child, step-child, sibling or parent) of such director, chief executive officer or controlling shareholder, the trustees of any trust of which the director/his immediate family, the chief executive officer/his immediate family or controlling shareholder/his immediate family is a beneficiary or, in the case of a discretionary trust, is a discretionary object, and any company in which the director/his immediate family, the chief executive officer/his immediate family or controlling shareholder/his immediate family has or have an aggregate interest (directly or indirectly) of 30% or more, and, where a controlling shareholder is a corporation, its subsidiary or holding company or fellow subsidiary or a company in which it and/or they have (directly or indirectly) an interest of 30% or more;

(d) an "**approved exchange**" means a stock exchange that has rules which safeguard the interests of shareholders against interested person transactions according to similar principles to Chapter 9 of the Listing Manual;

(e) an "**interested person transaction**" means a transaction between an entity at risk and an interested person; and

(f) a "**transaction**" includes:

(1) the provision or receipt of financial assistance;

(2) the acquisition, disposal or leasing of assets;

(3) the provision or receipt of services;

(4) the issuance or subscription of securities;

(5) the granting of or being granted options; and

(6) the establishment of joint ventures or joint investments,

whether or not in the ordinary course of business, and whether or not entered into directly or indirectly.

4. Rationale for the Renewal of the Mandate

4.1 The principal activities of the NOL Group are:

(a) investment holding and the ownership and charter of shipping vessels and other related assets;

(b) the provision of transportation services for containerised cargo in global markets;

(c) the provision of supply chain management, warehousing, distribution and customer logistics solutions (by way of a global network of services spanning ocean, air and overland operations) to customers;

(d) the operation of container terminals and provision of other related services;

(e) participation in ventures related to the activities listed under (a), (b), (c) and (d) above; and

(f) the provision of other related and complementary services including ship management~~,~~ ~~engineering~~ and repairs to customers.

The NOL Group also engages in other incidental activities such as the disposals of shipping vessels, containers and related assets as well as non-core properties and assets from time to time.

4.2 It is envisaged that in the ordinary course of business, transactions between companies within the NOL Group and NOL's Interested Persons are likely to occur from time to time. Such transactions are as described in paragraph 7 below.

4.3 The Mandate is intended to facilitate transactions contemplated therein which are entered into in the ordinary course of business and which are transacted from time to time with the Interested Persons, provided that they are carried out at arm's length and on normal commercial terms and are not prejudicial to the interests of the NOL Group and its minority Shareholders.

5. Benefits to Shareholders

5.1 Due to the time-sensitive nature of commercial transactions, the obtaining of a general mandate pursuant to Chapter 9 of the Listing Manual will enable the NOL Group, in the ordinary course of its businesses, to enter into Interested Person Transactions set out in paragraph 7 below with the Interested Persons set out in paragraph 6 below, provided such Interested Person Transactions are made on normal commercial terms.

5.2 The Mandate and the renewal thereafter on an annual basis eliminates the need to convene separate general meetings from time to time to seek Shareholders' approval as and when the need to enter or renew the transactions with Interested Persons arises, thereby reducing substantially the administrative time and expense in convening such meetings, without compromising the corporate objectives and adversely affecting the business opportunities available to the NOL Group.

5.3 The EAR Group will benefit from having access to competitive quotes from different companies in the different industries within the Temasek Group, in addition to obtaining quotes from, or transacting with, non-Interested Persons.

6. Classes of Interested Persons

6.1 The renewed Mandate will apply to the Interested Person Transactions (as described in paragraph 7 below) which are carried out with the Temasek Group, namely, Temasek and its associates.

6.2 Transactions with Interested Persons that do not fall within the ambit of the renewed Mandate shall be subject to the relevant provisions of Chapter 9 of the Listing Manual.

7. Scope of the Mandate and Interested Person Transactions

7.1 The types of Interested Person Transactions which are to be covered by the renewed Mandate relate to transactions for the provision or obtaining of products and services in the normal course of the EAR Group's business with the Temasek Group as set out below:

(a) ***Port-related Activities***

The products and services under this sub-category are:

(1) the obtaining of cargo and container handling services;

(2) the obtaining of docking, stevedoring, barge, tug boats and pilotage services;

(3) the obtaining of container maintenance and repair services;

(4) the obtaining of general depot, pre-trip inspections, storage services, and diesel;

(5) the obtaining of warehouse leasing services;

(6) the provision of global cargo transportation services;

(7) the provision of inter-gateway and inter-terminal haulage services;

(8) the provision of container depot management services including container repair and storage; and

(9) the provision or the obtaining of such other products and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraphs (1) to (8) above.

The transactions set out in sub-paragraphs (1) to (8) arise in the normal course of business of the EAR Group, while the transactions set out in sub-paragraph (9) will be those which are necessary for the day-to-day operations of the EAR Group.

(b) ***Ship-related Activities***

The products and services under this sub-category are:

(1) the obtaining of ship repair and maintenance services;

(2) the obtaining of ship-building services;

(3) the obtaining of marine-engineering-related services such as dry-docking and ship conversion services;

(4) the obtaining of ship leasing services;

(5) the provision of global cargo transportation services;

(6) the provision of vessel chartering services;

(7) the provision of other ship-related services such as ship management~~, engineering,~~ and repairs~~, and blasting and painting of steel plates~~; and

(8) the provision or the obtaining of such other products and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraphs (1) to (7) above.

The transactions set out in sub-paragraphs (1) to (7) arise in the normal course of business of the EAR Group, while the transactions set out in sub-paragraph (8) will be those which are necessary for the day-to-day operations of the EAR Group.

(c) ***Fuel-related Activities***

The products and services under this sub-category are:

(1) the obtaining or the purchase of bunker fuel;

(2) the obtaining or the purchase of oil and other fuel (excluding bunker fuel); and

(3) the provision or the obtaining of such other products and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraphs (1) and (2) above.

The transactions set out in sub-paragraphs (1) and (2) arise in the normal course of business of the EAR Group, while the transactions set out in sub-paragraph (3) will be those which are necessary for the day-to-day operations of the EAR Group.

(d) ***Container Shipping-related Activities***

The products and services under this sub-category are:

(1) the provision of global container transportation services; and

(2) the provision or the obtaining of such other products and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraph (1) above.

The transactions set out in sub-paragraph (1) arise in the normal course of business of the EAR Group, while the transactions set out in sub-paragraph (2) will be those which are necessary for the day-to-day operations of the EAR Group.

(e) ***Logistics-related Activities***

The products and services under this sub-category are:

(1) the obtaining of transportation and logistics services;

(2) the provision of supply chain management, consolidation/deconsolidation, warehousing, distribution, and customer logistics solutions; and

(3) the provision or the obtaining of such other products and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraphs (1) and (2) above.

The transactions set out in sub-paragraphs (1) and (2) arise in the normal course of business of the EAR Group, while the transactions set out in sub-paragraph (3) will be those which are necessary for the day-to-day operations of the EAR Group.

(f) ***Other Activities***

The products and services under this sub-category are:

(1) the obtaining or the purchase of electronic and engineering equipment, security systems, material handling systems, computer systems, components and equipment, software licences and information technology services;

(2) the leasing and/or the purchase of telecommunication equipment and/or system;

(3) the leasing of premises and the obtaining of property maintenance services;

(4) the obtaining of management service;

(5) the obtaining of printing and publication products and services;

(6) the obtaining of travel-related services, including travel agency services; and

(7) the provision or the obtaining of such other products and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraphs (1) to (6) above.

The transactions set out in sub-paragraphs (1) to (6) arise in the normal course of business of the EAR Group, while the transactions set out in sub-paragraph (7) will be those which are necessary for the day-to-day operations of the EAR Group.

7.2 Transactions with Interested Persons that do not fall within the ambit of the renewed Mandate will be subject to the provisions of Chapter 9 of the Listing Manual and/or other applicable provisions of the Listing Manual.

8. Review Procedures for Interested Person Transactions

8.1 The Company has in place an internal control system to ensure that transactions with Interested Persons are made on commercial terms, supported by independent valuation where appropriate, and consistent with the EAR Group's usual policies and practices.

8.2 The internal control systems include the following guidelines:

(a) ***Obtaining of Services or Purchases of Products***

(1) all contracts entered into or transactions with Interested Persons are to be carried out by obtaining at least two quotations (wherever possible or available) prior to the entry into such transactions, in order to determine whether the price and the terms offered by the Interested Person are comparable to those offered by unrelated third parties for the same or substantially similar specifications and services;

(2) where there are publicly available rates for the services or goods provided by the Interested Person, the EAR Group will seek to negotiate better rates to ensure that the terms and rates provided by Interested Persons are no less favourable than the usual commercial terms provided by unrelated third parties (including, where applicable, preferential rates/prices/discounts accorded to corporate customers or for bulk purchases) or otherwise in accordance with applicable industry norms;

(3) in the event that such competitive quotations or publicly available rates cannot be obtained (for instance, if there are no unrelated third party vendors of similar products or services, or if the product is a proprietary item), the senior management staff of the relevant company in the EAR Group (with no interest, direct or indirect in the transaction), will determine whether the price and terms offered by the Interested Person are fair and reasonable; and

(4) in evaluating the terms offered by Interested Persons for such services or products, factors such as, but not limited to, quantity, volume, consumption, customer requirements, specifications, duration of contract and strategic purposes of the transaction will be taken into account.

(b) ***Provision of Services or Sales of Products***

(1) all contracts entered into or transactions with Interested Persons are to be carried out at the prevailing market rates or prices of the service or product providers, on terms which are no more favourable to the Interested Person than the usual commercial terms extended to unrelated third parties (including, where applicable, preferential rates/prices/discounts accorded to corporate customers or for bulk purchases) or otherwise in accordance with applicable industry norms;

(2) where the prevailing market rates or prices are not available due to the nature of service to be provided or the product to be sold, the EAR Group's pricing for such services to be provided or products to be sold to Interested Persons is determined in accordance with the EAR Group's usual business practices and pricing policies, consistent with the usual margin to be obtained by the EAR Group for the same or substantially similar type of contract or transaction with unrelated third parties; and

(3) in evaluating the terms to be offered to Interested Persons for such services or products, factors such as, but not limited to, quantity, volume, consumption, customer requirements, specifications, duration of contract and strategic purposes of the transaction will be taken into account.

8.3 In addition, the following review and approval procedures have been implemented:

(a) ***Approval Limits For Obtaining of Services or Purchases of Products***

(1) Transactions up to the equivalent of US$5 million require the approval of the respective line managers and finance managers with the appropriate limits of approval. Transactions above the equivalent of US$5 million and up to US$10 million require the approval of both the Group President & Chief Executive Officer and the Group Chief Financial Officer.

(2) Transactions above the equivalent of US$10 million and up to US$100 million require the approval of the NOL Exco or, in its absence, the NOL Board.

(3) Transactions above the equivalent of US$100 million require the approval of the NOL Board.

The NOL Board and/or the NOL Exco and/or the Group President & Chief Executive Officer (or such other senior executive designated in his place) may, as it/he deems fit, request for additional information pertaining to the transaction under review from independent sources or advisers, including the obtaining of valuations from independent professional valuers, if necessary.

(b) ***Guidelines for Provision of Products and Services***

Interested Person Transactions with a value in excess of 5% of the latest audited consolidated NTA of the NOL Group must be approved by the NOL Board prior to entry.

The NOL Board and/or the NOL Exco and/or the Group President & Chief Executive Officer (or such other senior executive designated in his place) may, as it/he deems fit, request for additional information pertaining to the transaction under review from independent sources or advisers.

(c) ***Abstention from Voting at NOL Board and/or NOL Exco Meeting***

Any member of the NOL Board and/or the NOL Exco, including any Executive Director who has an interest in a transaction, is required to abstain from participating in the review and approval process in relation to that transaction.

(d) ***Register***

The Company maintains a register of transactions carried out with Interested Persons pursuant to the Mandate (recording the basis, including the quotations obtained to support such basis, on which they are entered into).

All Interested Person Transactions entered into in the relevant financial year pursuant to the Mandate, are reviewed by the Group's internal~~/external~~ auditors pursuant to their annual audit plan.

(e) ***Periodic Reviews***

(1) The internal ~~or external~~ auditors shall, on a quarterly basis, carry out audit reviews on Interested Person Transactions and will report to the Audit Committee on their findings;

(2) the internal ~~or external~~ auditors shall, on ~~an annual~~ a quarterly basis (as opposed to on an annual basis as was the case in previous years), carry out audit reviews to ascertain that the established guidelines and procedures for Interested Person Transactions are appropriate and have been complied with; and

(3) The Audit Committee shall review these internal~~/external~~ audit reports on Interested Person Transactions.

~~8.4 Further, NOL's internal/external audit plan will incorporate a review of all transactions entered into in the relevant financial year pursuant to the Mandate.~~

8.4~~5~~ If, on its review of the internal~~/external~~ audit reports, the Audit Committee is of the view that the guidelines and review procedures as stated have become inappropriate or insufficient in view of changes to the nature of, or the manner in which, the business activities of the EAR Group are conducted, NOL will revert to Shareholders for a fresh mandate based on new guidelines and review procedures to ensure that the Interested Person Transactions will be at arm's length and on normal commercial basis.

9. Validity Period of the Mandate

The renewed Mandate will take effect from the passing of the Ordinary Resolution relating thereto, and will (unless revoked or varied by NOL in general meeting) continue in force until the next Annual General Meeting of NOL. Approval from Shareholders will be sought for the renewal of the Mandate at the next Annual General Meeting and at each subsequent Annual General Meeting of NOL, subject to satisfactory review by the Audit Committee of its continued application to the transactions with Interested Persons.

10. Disclosures

10.1 Under Chapter 9 of the Listing Manual, the aggregate value of transactions conducted with Interested Persons pursuant to the Mandate in force during the financial year must be disclosed in the Company's Annual Report of that financial year.

10.2 NOL will announce the aggregate value of transactions conducted with Interested Persons pursuant to the Mandate for the quarterly financial periods which NOL is required to report on pursuant to the Listing Manual and within the time frame required for the announcement of such report.

11. Audit Committee's Statements

11.1 The Audit Committee has reviewed the terms of the Mandate, and is satisfied that the review procedures for Interested Person Transactions, as well as the reviews to be made periodically by the Audit Committee (with internal/~~external~~ audit assistance) in relation thereto, are sufficient to ensure that Interested Person Transactions will be made with the relevant class of Interested Persons in accordance with the EAR Group's normal commercial terms, and are hence not prejudicial to NOL and its minority Shareholders.

11.2 If, on its review of the internal/~~external~~ audit reports, the Audit Committee is of the view that the established guidelines and procedures are not sufficient to ensure that the Interested Person Transactions will be on the EAR Group's normal commercial terms and will not be prejudicial to the interests of NOL and its minority Shareholders, NOL will revert to Shareholders for a fresh mandate based on new guidelines and procedures for transactions with Interested Persons.

12. Resolution 11

The full text of Resolution 11, being the Ordinary Resolution relating to the proposed renewal of the Mandate to be proposed at the AGM, is set out below:

"That for the purposes of Chapter 9 of the Listing Manual ("**Chapter 9**") of the Singapore Exchange Securities Trading Limited:

(a) approval be and is hereby given for the Company, its subsidiaries and associated companies that are entities at risk (as defined in Chapter 9), or any of them, to enter into any of the transactions falling within the types of Interested Person Transactions, particulars of which are set out in paragraph 7 of Appendix 2 to the 2009 Annual Report of the Company, with any party who is of the class of Interested Persons described in paragraph 6 therein, provided that such transactions are made on an arm's length basis and on normal commercial terms;

(b) such approval (the "**Mandate**") shall, unless revoked or varied by the Company in General Meeting, remain in force until the next Annual General Meeting of the Company; and

(c) the Directors and/or Company Secretary be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interest of the Company to give effect to the Mandate and/or this Resolution."

13. Directors' and Substantial Shareholder's Interests

13.1 As at the Latest Practicable Date, the Directors' interests in Shares as recorded in the Register of Directors' Shareholdings are as follows:

Director	Number of Shares				Number of Shares comprised in outstanding Options/Awards
	Direct Interest	%[1]	Deemed Interest	%[1]	
Cheng Wai Keung	2,187,500	0.085	-	-	238,014
Friedbert Malt	70,000	0.003	-	-	119,007
Ronald Dean Widdows	753,697	0.029	-	-	2,771,052
James Connal Scotland Rankin	189,000	0.007	-	-	89,262
Robert Holland, Jr	437,500	0.017	-	-	89,262
Christopher Lau Loke Sam	-	-	-	-	89,262
Timothy Charles Harris	-	-	-	-	89,262
Peter Wagner	52,500	0.002	-	-	89,262
Bobby Chin Yoke Choong	-	-	29,489 [2]	0.001	-
Simon Claude Israel	-	-	-	-	-
Tan Pheng Hock	-	-	-	-	-
Boon Swan Foo	-	-	-	-	-
Robert John Herbold	-	-	-	-	-

Notes:

(1) Based on 2,580,255,651 issued Shares as at the Latest Practicable Date (this is based on 2,581,982,368 issued Shares as at the Latest Practicable Date and disregarding 1,726,717 Shares held in treasury as at the Latest Practicable Date).

(2) Bobby Chin Yoke Choong is deemed to be interested in the 29,489 Shares held by his spouse.

13.2 As at the Latest Practicable Date, the interests of the substantial Shareholder in Shares as recorded in the Register of Substantial Shareholders are as follows:

	Number of Shares					
Substantial Shareholder	**Direct Interest**	**%[1]**	**Deemed Interest**	**%[1]**	**Total Interest**	**%[1]**
Temasek	671,064,383	26.008	1,075,716,856[2]	41.690	1,746,781,239	67.698
~~AXA S.A.~~	-	-	~~89,254,596[3]~~	~~6.06~~	~~89,254,596~~	~~6.06~~

Notes:

(1) Based on 2,580,255,651 issued Shares as at the Latest Practicable Date (this is based on 2,581,982,368 issued Shares as at the Latest Practicable Date and disregarding 1,726,717 Shares held in treasury as at the Latest Practicable Date).

(2) Temasek is deemed to be interested in the 1,075,716,856 Shares in which ~~held by~~ its associated companies and subsidiaries have or are deemed to have interests.

~~(3) AXA S.A. is deemed to be interested in the 89,254,596 Shares held by its affiliates.~~

14. Independent Directors' Recommendation

The Directors who are considered independent for the purposes of the proposed renewal of the Mandate are Dr Friedbert Malt, James Connal Scotland Rankin, Robert Holland, Jr, Christopher Lau Loke Sam, Timothy Charles Harris, Peter Wagner, ~~and~~ Bobby Chin Yoke Choong and Robert John Herbold (the "**Independent Directors**").

The Independent Directors are of the view that the entry into the Interested Person Transactions (as described in paragraph 7 of this Appendix 2) with the Interested Persons (as described in paragraph 6 of this Appendix 2) in the ordinary course of its business is in the best interests of the Company.

The Independent Directors are of the opinion that the methods or procedures for determining the transaction prices are sufficient to ensure that the transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of NOL and its minority Shareholders. For the reasons as set out in paragraphs 4 and 5 of this Appendix 2, the Independent Directors recommend that Shareholders vote in favour of Resolution 11, being the Ordinary Resolution relating to the proposed renewal of the Mandate to be proposed at the AGM.

The Independent Directors, in rendering their recommendation, have not had regard to the specific investment objectives, financial situation, tax position or unique needs and constraints of any Shareholder.

As different Shareholders have different investment objectives, the Independent Directors recommend that any individual Shareholder who may require specific advice in relation to his Shares should consult his stockbroker, bank manager, solicitor, accountant or other professional advisers.

15. Action to be Taken by Shareholders

15.1 Shareholders who are unable to attend the AGM and wish to appoint a proxy to attend and vote on their behalf should complete, sign and return the Proxy Form accompanying the Notice of AGM in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the registered office of the Company at 456 Alexandra Road, #06-00 NOL Building, Singapore 119962, not later than 48 hours before the time fixed for the AGM. The completion and return of the Proxy Form by a Shareholder will not prevent him from attending and voting in person at the AGM in place of his proxy if he wishes to do so.

15.2 A Depositor shall not be regarded as a Shareholder entitled to attend the AGM and to speak and vote thereat unless his name appears on the Depository Register at least 48 hours before the time fixed for the AGM.

16. Abstention from Voting

16.1 Temasek and its associates will abstain from voting their Shares (if any) in respect of Resolution 11, being the Ordinary Resolution relating to the proposed renewal of the Mandate to be proposed at the AGM.

16.2 Mr Cheng Wai Keung, who is a member of the Temasek Advisory Panel and a non-executive director of an entity within the Temasek Group, Mr Simon Claude Israel, who is an executive director of Temasek, Mr Tan Pheng Hock, who is President & Chief Executive Officer of an entity within the Temasek Group and Mr Boon Swan Foo, who is a non-executive director of several entities within the Temasek Group, an advisor to an entity within the Temasek Group and a senior advisor to Temasek, will abstain from voting their Shares (if any) in respect of Resolution 11, being the Ordinary Resolution relating to the proposed renewal of the Mandate at the AGM. They will also decline to accept appointment as proxy for any Shareholder to vote in respect of Resolution 11, unless the Shareholder concerned shall have given instructions in the Proxy Form as to the manner in which his votes are to be cast in respect of Resolution 11.

17. Directors' Responsibility Statement

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Appendix 2 and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and the opinions expressed in this Appendix 2 are fair and accurate and that there are no material facts, the omission of which would make any statement in this Appendix 2 misleading.

18. Documents for Inspection

The Annual Report of the Company for the financial year ended 25 December 2009 is available for inspection at the registered office of the Company at 456 Alexandra Road, #06-00 NOL Building, Singapore 119962, during normal business hours from the date of this Appendix 2 up to the date of the AGM.



29 March 2010

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the NOL Operating Performance for Period 2, 2010. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Enc

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2010\Letters to US SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin) (P1, 2010) - 1Mar10.DOC





Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Wong Kim Wah
Designation *	Company Secretary
Date & Time of Broadcast	29-Mar-2010 17:23:20
Announcement No.	00079

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NOL OPERATING PERFORMANCE FOR PERIOD 2, 2010
Description	Attached is the operating performance for the 4 weeks (Period 2) from 6 February 2010 to 5 March 2010.
Attachments	NOL_Operating_Performance_for_P2_2010.pdf Total size = **33K** (2048K size limit recommended)

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SEC Exemption
No. 82-2605

Monthly Operational Update (Unaudited)



Neptune Orient Lines Ltd
456 Alexandra Road, NOL Building
Singapore 119962
Company registration number : 196800632D

29 March 2010

NOL's container shipping operating performance for the 4 weeks (Period 2) from 6 February 2010 to 5 March 2010 are as follows:

	Period 2, 2010	Period 2, 2009	% Change		YTD 2010	YTD 2009	% Change
Container Shipping							
a) Volume (FEU)	189,100	137,800	37		496,600	326,200	52
b) Average Revenue Per FEU (US$/FEU)	2,575	2,382	8		2,477	2,535	(2)

For the four weeks of P2 2010, container shipping volumes increased 37% over the same period last year mainly due to higher volumes from the Transpacific and Intra-Asia trade routes. Average revenue per FEU (Forty-foot Equivalent Unit) was 8% above the same period last year, largely due to improved core freight rates and higher bunker recovery.

P2 YTD, 2010 container shipping volumes increased 52% while average revenue per FEU remained 2% below P2 YTD, 2009 levels.

Note : Period 1 and Period 12 comprise 6 weeks per period while Periods 2 to 11 comprise 4 weeks per period.

APL Average Revenue per FEU (updated as at Period 2, 2010)


APL Average Revenue per FEU (2006-2010)
US$/FEU
3,400
3,200
3,000
2,800
2,600
2,400
2,200
2,000
P1 06 P2 06 P3 06 P4 06 P5 06 P6 06 P7 06 P8 06 P9 06 P10 06 P11 06 P12 06 P1 07 P2 07 P3 07 P4 07 P5 07 P6 07 P7 07 P8 07 P9 07 P10 07 P11 07 P12 07 P1 08 P2 08 P3 08 P4 08 P5 08 P6 08 P7 08 P8 08 P9 08 P10 08 P11 08 P12 08 P1 09 P2 09 P3 09 P4 09 P5 09 P6 09 P7 09 P8 09 P9 09 P10 09 P11 09 P12 09 P1 10 P2 10
Period
Period 2, 2010
Y-o-Y : +8%



29 March 2010

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

Pursuant to Rules 703 & 704(15(c) of the Listing Manual of the Singapore Exchange Securities Trading Limited, NOL has today made an announcement in relation to the agreement entered between its newly incorporated and wholly-owned subsidiary, Triton Shipping Pte. Ltd. with The Bank of Tokyo-Mitsubishi UFJ, Ltd., for a term loan of US$150 million.

Attached is a copy of the said announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Enc

KW/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2010\Letters to US SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin)(Rules 703 & 704(15)(c) - BTMU Term Loan & Triton Shpg) - 29Mar10.DOC





Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption
No. 82-2605

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Wong Kim Wah
Designation *	Company Secretary
Date & Time of Broadcast	29-Mar-2010 18:28:33
Announcement No.	00137

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	PURSUANT TO RULES 703 AND 704(15)(c) OF THE LISITNG MANUAL
Description	Please refer to the Company's announcement (attached) on the above subject.
Attachments	Announcement_on_Term_Loan_from_BTMU_to_Triton_Shpg_29Mar2010.pdf Total size = **16K** (2048K size limit recommended)

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SEC Exemption
No. 82-2605



NEPTUNE ORIENT LINES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

ANNOUNCEMENT PURSUANT TO RULES 703 AND 704(15)(c)

Neptune Orient Lines Limited ("NOL") announces that pursuant to a financing arrangement for two units of 10,000 TEU new vessels ordered by it in July 2007, it has incorporated a new wholly owned subsidiary, Triton Shipping Pte. Ltd. ("Triton Shipping"), in Singapore, with an initial paid up capital of US$1.00. Triton Shipping will acquire from NOL the said vessels upon delivery from the shipyard. In this connection, Triton Shipping has also entered into a US$150 million Secured Term Loan Facility Agreement with The Bank of Tokyo-Mitsubishi UFJ, Ltd. (as original lender, arranger, facility agent and security trustee) to partially finance its acquisition of the said vessels. A guarantee will be provided by NOL for this facility.

The above transactions are not expected to have a material effect on the net asset value of NOL Group, on a proforma basis, as of the last financial year end.

None of the Directors or controlling shareholders of NOL has any interest, direct or indirect, in the above transactions.

BY ORDER OF THE BOARD

Wong Kim Wah (Ms)
Company Secretary

29 March 2010